Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

As confidentially submitted to the Securities and Exchange Commission on May 24, 2018.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SPERO THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	46-4590683
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

675 Massachusetts Avenue, 14th Floor

Cambridge, Massachusetts 02139

(857) 242-1600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ankit Mahadevia, M.D.

President and Chief Executive Officer

Spero Therapeutics, Inc.

675 Massachusetts Avenue, 14th Floor

Cambridge, Massachusetts 02139

(857) 242-1600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Matthew J. Gardella, Esq. Lewis J. Geffen, Esq. Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C. One Financial Center Boston, Massachusetts 02111 (617) 542-6000	Peter N. Handrinos, Esq. Nathan Ajiashvili, Esq. Latham & Watkins LLP 200 Clarendon Street Boston, Massachusetts 02116 (617) 948-6000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common stock, $0.001 par value per share	$	$

(1)	Includes shares of common stock that the underwriters have the option to purchase. Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate public offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated                , 2018

PROSPECTUS

                 Shares

Common Stock

This is an offering of                  shares of common stock by Spero Therapeutics, Inc.

Our common stock is listed on The Nasdaq Global Select Market under the symbol “SPRO.” The last reported sale price of our common stock on The Nasdaq Global Select Market on                 , 2018 was $             per share. The final public offering price will be determined through negotiation between us and the lead underwriters in the offering and the recent market price used throughout this prospectus may not be indicative of the final offering price.

We are an “emerging growth company” under the federal securities laws and are subject to reduced public company disclosure standards. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 14 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	We refer you to “Underwriting” beginning on page 171 of this prospectus for additional information regarding underwriting compensation.

We have granted the underwriters an option for a period of 30 days after the date of this prospectus to purchase up to an additional                  shares of common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to investors on or about                , 2018.

Joint Book-running Managers
Cowen	Stifel	Cantor

Lead Manager

Oppenheimer & Co.

Co-Manager
H.C. Wainwright & Co.

The date of this prospectus is                 , 2018.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we may authorize to be delivered or made available to you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, or other earlier date stated in this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

For investors outside of the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, this offering of shares of our common stock and the distribution of this prospectus outside of the United States.

i

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Certain industry data and market data included in this prospectus were obtained from independent third-party surveys, market research, publicly available information, reports of governmental agencies and industry publications and surveys. All of management’s estimates presented herein are based upon management’s review of independent third-party surveys and industry publications prepared by a number of sources and other publicly available information. All of the market data used in this prospectus involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We believe that the information from these industry publications and surveys included in this prospectus is reliable. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

ii

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes thereto and the information set forth under the sections of this prospectus titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Unless the context otherwise requires or as otherwise noted, we use the terms “Spero Therapeutics,” “company,” “we,” “us” and “our” in this prospectus to refer to Spero Therapeutics, Inc. and its subsidiaries taken as a whole.

Overview

We are a multi-asset, clinical-stage biopharmaceutical company focused on identifying, developing and commercializing novel treatments for multi-drug resistant, or MDR, bacterial infections. Our most advanced product candidate, SPR994, is designed to be the first broad-spectrum oral carbapenem-class antibiotic for use in adults to treat MDR Gram-negative infections. Treatment with effective orally administrable antibiotics may prevent hospitalizations for serious infections and enable earlier, more convenient and cost-effective treatment of patients after hospitalization. We also have a platform technology known as our Potentiator Platform that we believe will enable us to develop drugs that will expand the spectrum and potency of existing antibiotics, including formerly inactive antibiotics, against Gram-negative bacteria. Our lead product candidates generated from our Potentiator Platform are two intravenous, or IV,-administered agents, SPR741 and SPR206, designed to treat MDR Gram-negative infections in the hospital setting. In addition, we are developing SPR720, an oral antibiotic designed for the treatment of a disease called pulmonary non-tuberculous mycobacterial infections, or NTM. We believe that our novel product candidates, if successfully developed and approved, would have a meaningful patient impact and significant commercial applications for the treatment of MDR infections in both the community and hospital settings.

Antibiotic-resistant bacteria are one of the largest threats to global health, and their prevalence is increasing. While the majority of life-threatening infections historically resulting from antibiotic-resistant bacteria are acquired in the hospital setting, there is an increasing incidence of MDR pathogens in the community setting. Antibiotics used currently for first-line empiric treatment of MDR bacterial infections suffer from significant limitations and risks, including narrow spectrums of coverage and safety and tolerability concerns, and they can be associated with serious adverse effects. In addition, there are no oral antibiotics commercially available that can reliably be used in adults with MDR Gram-negative bacterial infections. This limits the ability of physicians to prevent hospitalizations and transition patients home from the hospital after receiving IV-administered therapy. The increasing prevalence of drug resistance and MDR Gram-negative bacteria, as well as the limitations of existing therapies and traditional drug development approaches, highlights the critical need for novel therapies, and in particular orally administrable agents, that are capable of overcoming these obstacles to effective patient treatment.

Our Product Candidates

To address the foregoing, we are developing a portfolio of novel product candidates, including:

•

Oral SPR994: Novel Antibiotic with Potential to be the First Broad-Spectrum Oral Carbapenem for Use in Adults. SPR994 is our novel oral formulation of tebipenem, a carbapenem-class antibiotic marketed by Meiji Seika Pharma Co. Ltd., or Meiji, in Japan as Orapenem since 2009 for common pediatric infections. Carbapenems are an important class of antibiotics because they are safe and effective against drug-resistant Gram-negative bacterial infections. Carbapenem use has

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

increased dramatically as a result of the rising resistance to commonly used agents such as fluoroquinolones and cephalosporin antibiotics. Carbapenems are now considered as the standard-of-care for treating these resistant bacteria, but they are currently only available intravenously for such indications.

Based on discussion from our pre-investigational new drug application, or pre-IND, meeting with the U.S. Food and Drug Administration, or FDA, and subject to our receiving favorable results from our Phase 1 clinical trial of SPR994, we believe we will be able to progress directly to a pivotal Phase 3 clinical trial of SPR994 for the treatment of cUTI.

Under a Clinical Trial Notification, or CTN, we initiated a Phase 1 dose-selection clinical trial of SPR994 in October 2017 in Australia. A CTN, which is similar to an investigational new drug application, or IND, in the United States, enables conduct of a clinical trial in Australia. We expect to report top-line data from this trial in mid-2018, after which we intend to request a meeting with the FDA to discuss the appropriate dose and protocol for a pivotal Phase 3 clinical trial. Pending our discussions with the FDA, we expect to submit an IND and initiate a pivotal Phase 3 clinical trial of SPR994 for the treatment of cUTI around year-end 2018 in support of a new drug application, or NDA.

Prior safety and efficacy experience with tebipenem in Japan

Our clinical strategy is supported by extensive safety data underlying tebipenem’s regulatory approval in Japan and long-standing use in Japan for common pediatric infections. Approximately 1,100 subjects, including approximately 741 adults, have been dosed with tebipenem at a range of doses in clinical and pharmacologic studies. In addition, Meiji has completed a post-market study including 3,540 patients following the safety and tolerability of tebipenem at the approved dose. In addition, two exploratory Phase 2 trials were conducted in Japan in patients with cUTI, the first indication in which we intend to study for SPR994.We have the rights to all the registration and post-marketing studies.

In addition, we received Qualified Infectious Disease Product, or QIDP, designation from the FDA for SPR994 for the treatment of cUTI, community-acquired bacterial pneumonia, or CABP, and moderate to severe diabetic foot infections, or DFI. QIDP designation entitles us to priority review of SPR994 for regulatory approval by the FDA. The QIDP designation for SPR994, however, does not guarantee a faster development process or ensure FDA approval.

We have global commercialization rights to SPR994, except in certain contractually specified Asian countries. We believe that our intellectual property portfolio will provide us global protection for SPR994, including in the United States and Europe, through 2038.

•	Intravenous, or IV, Potentiator Platform (SPR741 and SPR206): Our Technology Designed to Treat Infections Caused by MDR Gram-Negative Bacteria in the Hospital Setting. Our Potentiator Platform is our novel and proprietary technology that we believe will enable us to develop drugs against Gram-negative bacteria, a subset of bacterial organisms distinguished by the presence of an outer cell membrane. Our IV Potentiator Platform molecules are designed to treat Gram-negative bacterial infections through interactions with the bacteria’s outer cell membrane either as a monotherapy or by co-administering our potentiator molecules with currently approved antibiotics, potentially making the existing antibiotics more effective by clearing a path for them to enter and kill the bacteria.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

We have two IV Potentiator Platform product candidates, SPR741 and SPR206. SPR741 is an IV-administered agent that has demonstrated in vitro the ability to expand the spectrum and increase the potency of a co-administered antibiotic. SPR206 is a direct acting IV-administered agent that has demonstrated in vitro activity alone in preclinical studies. Both have demonstrated potency against Gram-negative bacteria, including organisms identified by the Centers for Disease Control and Prevention, or the CDC, and the World Health Organization, or the WHO, as urgent and serious threats to human health.

SPR741

The first clinical trial of SPR741 was a double-blind, placebo-controlled, ascending dose, multi-cohort trial. The trial was conducted in two parts, a SAD and a MAD. The SAD part of the trial was a single ascending dose design, with subjects receiving one dose of SPR741. The MAD part was a multiple ascending dose design, with subjects receiving repeat dosing over a period of 14 days. In both study parts, sequential cohorts were exposed to increasing doses of SPR741. Generally, there were no dose-related or treatment-related trends in any of the safety and tolerability endpoints for SPR741 when administered as single doses up to and including 800 mg or multiple doses up to and including 600 mg every 8 hours for 14 days.

Following the completion of our first clinical trial, in late November 2017, we initiated our Phase 1b drug-drug interaction clinical trial of SPR741 in the United Kingdom. The Phase 1b trial enrolled 27 healthy volunteers to evaluate the tolerability and pharmacokinetics of SPR741 as a single dose in combination with some commonly used beta-lactam antibiotics, including cephalosporins (ceftazidime), monobactams (aztreonam) and beta-lactams/beta-lactamase inhibitors (piperacillin/tazobactam). We anticipate reporting top-line data from this Phase 1b trial during the second quarter of 2018.

SPR206

In addition, we continue to advance the development of our direct acting Potentiator Platform molecules, exemplified by our product candidate SPR206. SPR206 is designed to also have antibiotic activity as a single agent against MDR and extremely drug resistant, or XDR, bacterial strains, including isolate of Pseudomonas aeruginosa, Acinetobacter baumannii and carbapenem-resistant Enterobacteriaceae. We are currently conducting a preclinical toxicology study of SPR206 in accordance with good laboratory practice, or GLP, requirements. Recent data from this study suggest a potency profile for SPR206 that may be superior to SPR741, as well as a potentially faster path to market than SPR741 because SPR206 can be developed as a single agent.

•

Oral SPR720: Novel Oral Antibiotic Designed for Treatment of Pulmonary Non-tuberculous Mycobacterial, or NTM, Infections. SPR720 is our novel orally available product candidate designed for the treatment of NTM infection. Lung infections caused by NTM are rare, and occur most frequently in patients with compromised immune systems or abnormal pulmonary anatomy, including human immunodeficiency virus, or HIV, or respiratory conditions, such as cystic fibrosis, chronic obstructive pulmonary disease, asthma and bronchiectasis. The annual prevalence of NTM infection is increasing at an estimated rate of 8% per year. The current treatment for NTM infection is lengthy and involves combination therapy, often including three or more antibiotics, including some, such as aminoglycosides, that are parenterally administered. None of these treatments are approved for use in NTM infection. Treatment failure is common and is often due to poor compliance or patients’ inability to tolerate the regimen. Many patients experience progressive lung disease and mortality is high. We believe SPR720, if successfully developed, has the potential to

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

become the first oral antibiotic specifically approved for the treatment of this debilitating rare disease. In vitro and in vivo studies have demonstrated the potency of SPR720 against a range of bacteria causing NTM infection, including both Mycobacterium avium complex and Mycobacterium abscessus, a highly resistant strain causing infections with high mortality.

SPR720 is currently in preclinical development. We are conducting 28-day and 31-day toxicity studies in rats and non-human primates in accordance with GLP requirements. We have also observed activity as good as or better than positive controls in in vitro and in vivo studies, including in an acute murine pneumonia model of infection caused by Mycobacterium abscessus. We are currently testing SPR720 in animal studies to assess activity across other pathogens of interest including Mycobacterium avium and M. kanasii. We anticipate reporting data in the second half of 2018. Pending positive results from our ongoing pre-clinical studies and discussions with the appropriate regulatory agencies, we plan to initiate a Phase 1 clinical trial of SPR720 in the first half of 2019.

Our Pipeline

The following table sets forth our product candidates, their status, our current estimated development timeline and anticipated milestones.

*	We intend to progress SPR994 to a pivotal Phase 3 cUTI clinical trial after we have a pre-Phase 3 meeting with the FDA to confirm that no additional clinical trials or nonclinical studies are required prior to initiating a Phase 3 clinical trial.

Portfolio Prioritization

In addition to our lead program SPR994, we intend to prioritize our IV Potentiator product candidates for further clinical development based on which program we believe represents the best opportunity for us within an optimal timeframe, factoring in the choices we must make to prioritize the opportunities within our portfolio and to best deploy our capital resources. We may seek partnering opportunities or other non-dilutive funding for further clinical development of the Potentiator candidate we elect to deprioritize.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Our Strategy

Our goal is to identify, develop and commercialize novel treatments for MDR bacterial infections, focusing on areas of high unmet medical need for safe and effective antibiotic treatments. Key elements of our strategy are as follows:

•	Advance our lead product candidate SPR994 through clinical development and regulatory approval. We initiated a Phase 1 dose-selection clinical trial of SPR994 in Australia in October 2017, and we expect to report top-line data from this trial in mid-2018. Following completion of this trial, and leveraging data and know-how we have licensed from Meiji, we intend to request a pre-Phase 3 meeting with the FDA in the second half of 2018. Subject to our discussions with the FDA, we expect to submit an IND and initiate a pivotal Phase 3 clinical trial of SPR994 for the treatment of cUTI around year-end 2018. In addition to cUTI, we believe that SPR994 has the potential to treat other serious and life-threatening infections.

•	Diversify into rare infectious disease markets such as NTM infection. We believe there is a significant opportunity to develop products for underserved “orphan” infectious disease areas, such as NTM infection. These markets offer the attributes of fewer branded or generic competitors as well as chronic therapy. We believe our drug candidate SPR720 has the potential to be the first oral antibiotic approved for the treatment of pulmonary non-tuberculous mycobacterial infections. We may seek to acquire other product candidates for other underserved, debilitating rare infectious diseases.

•	Advance a product candidate from our IV Potentiator Platform through clinical development and regulatory approval, either through a collaboration or with non-dilutive funding (or both), and advance our other product candidates. Both product candidates within our IV Potentiator Platform are advancing, and we expect to bring forward one of our Potentiator Platform product candidates for further clinical testing in 2018 and explore business development opportunities for the other candidate. Based on the results of the SPR741 Phase 1b trial and results from a GLP toxicology study for SPR206 we expect to decide which of these product candidates we will bring forward as our lead clinical Potentiator product candidate. We intend to continue to advance our other product candidates, including SPR720, through preclinical and clinical development.

•	Maximize the value of our IV Potentiator Platform through collaborations with other pharmaceutical companies. We may elect to pursue strategic collaborations with other pharmaceutical companies to leverage our Potentiator Platform. We believe it may be beneficial to develop and commercialize one or more of our Potentiator product candidates through partnering opportunities. These may include global collaborations to advance the entire Potentiator Platform, or product-specific deals pairing our product candidates with collaborators’ antibiotics, whether generic or novel, with the intention of enhancing those antibiotics’ performance and efficacy. We believe this approach will facilitate the capital-efficient development and commercialization of our Potentiator Platform.

•	Continue to pursue collaborations with non-commercial organizations for scientific expertise and funding support. We currently receive funding support of up to an aggregate of $10.4 million from the U.S. National Institute of Allergy and Infectious Diseases, or NIAID, the U.S. Department of Defense, or DoD, and the Combating Antibiotic Resistant Bacteria Biopharmaceutical Accelerator, or CARB-X, a public-private partnership funded by the Biomedical Advanced Research and Development Authority, or BARDA, within the U.S. Department of Health and Human Services. We intend to continue to collaborate with government agencies and non-profit foundations to support the development of our product candidates.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

•	Expand our portfolio of product candidates for the treatment of MDR infections. Since our inception, we have focused on identifying and developing antibiotics to treat MDR infections, and we are using our expertise to aggressively build and expand a portfolio of product candidates for the treatment of such infections. Our management team has deep-rooted relationships in the academic, medical and corporate infectious disease community, which provide us visibility into new and innovative therapies under development. We believe the greatest unmet medical needs for safe and effective antibiotic treatments lie among infections due to MDR bacteria, as patients with these infections often have limited or inadequate therapeutic options, leading to high rates of mortality. The increasing prevalence of drug resistance and MDR bacteria, and the limitations of existing therapies and traditional drug development approaches, highlight the critical need for novel therapies capable of overcoming resistance, particularly orally administrable agents.

•	Establish global commercialization and marketing capabilities. We have global commercialization rights to all of our product candidates, with the exception of SPR994 in certain contractually specified Asian countries. Our management team has significant expertise in the commercialization of infectious disease treatments. Prior to joining us, members of our management team have collectively played leading roles in the approval and launch of 11 infectious disease products. We intend to build a targeted sales force and directly commercialize our product candidates in the United States in both hospital and community settings. Outside the United States, we intend to enter into collaborations with third parties to develop and market our product candidates in targeted geographical markets. By collaborating with companies that have an existing commercial presence and experience in such markets, we believe we can efficiently maximize the commercial potential of our product candidates.

The Problem: Growing Antibiotic Resistance in the Hospital and Community Setting

Antibiotics are drugs used to treat infections that are caused by bacteria. Prior to the introduction of the first antibiotics in the 1930s and 1940s, bacterial infections were often fatal. Today, antibiotics are used routinely to treat and prevent infections. There are two main varieties of bacteria, Gram-negative bacteria and Gram-positive bacteria, which are distinguished by structural differences in their cell envelope. Gram-positive bacteria are surrounded by a single lipid membrane and a thick cell wall, while Gram-negative bacteria are encircled by two lipid membranes, an inner membrane and an outer membrane, with a thinner cell wall in between. Antibiotics that target Gram-negative bacteria must be specifically designed to cross both the inner and outer membranes to enter the bacteria. The outer membrane, with its LPS-containing outer leaflet, represents a significant barrier to the entry into the bacteria by antibiotics and is a significant contributor toward reduced potency of many agents in treating Gram-negative bacterial infections. A study of 13,796 patients in intensive care units around the world reported in 2009 that 51% of patients experienced bacterial infections, and of these patients 62% were infected by Gram-negative organisms.

Antibiotic resistance is one of the largest threats to global health, and resistance rates are increasing. Antibiotic resistance can affect anyone, of any age and in any country. According to the CDC, each year in the United States at least 2 million people become infected with bacteria that are resistant to antibiotics, and at least 23,000 people die each year as a direct result of these infections. Approximately 70% of the pathogens that cause these infections are resistant to at least one drug, meaning the incidence rate of serious infections is increasing and the proportion of the infections caused by MDR pathogens is increasingly seen as an emerging threat to world health. The CDC estimates that the excess annual cost resulting from these infections in the United States is as high as $20 billion. According to the CDC, among all of the bacterial resistance problems, Gram-negative pathogens, which cause a majority of all bacterial infections, are particularly worrisome because they are becoming resistant to nearly all drugs that would be considered for treatment. In February 2017, the WHO published a list of Gram-negative bacteria based on the urgency of need for new antibiotics and highlighted a

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

critical group of MDR Gram-negative bacteria that pose a particular threat to human health, including Acinetobacter, Pseudomonas and various Enterobacteriaceae (including Klebsiella sp., E. coli, Serratia and Proteus). These pathogens are associated with significant mortality because the increased incidence of antibiotic resistance has limited the number of effective treatment options.

There is an acute need for new antibiotics to treat MDR bacterial infections, as few new antibiotics capable of addressing such infections have been approved recently for commercialization or are in clinical development. Further, the majority of MDR bacterial infections historically have been acquired in the hospital setting, where they have been treated using IV-administered antibiotics. However, increasingly such infections are being acquired in the community setting, emphasizing the need for orally administrable antibiotics that can effectively treat such infections.

Our Solution

Antibiotics currently used for first-line empiric treatment of MDR bacterial infections and NTM infection suffer from significant limitations. We believe that our product candidates will overcome these limitations, as described below:

•	SPR994 is designed to address the lack of orally administrable antibiotics to prevent hospitalization and permit IV-to-oral switch therapy in resistant Gram-negative infections. Resistance to most commonly used classes of oral antibiotics, such as cephalosporins and fluoroquinolones, has increased significantly. Many of the most commonly used antibiotics for MDR Gram-negative infections are only available in an IV-administered formulation. Treatment with effective orally administrable antibiotics may prevent hospitalizations for serious infections and enable earlier, more convenient and cost-effective treatment of patients following hospitalization. SPR994 is an orally administrable tablet that we believe has the potential to treat such infections in both the community and hospital settings, thereby preventing certain hospitalizations and enabling patients to transition to oral treatment. In the community setting, SPR994, if successfully developed and approved, may allow patients who develop an infection with a resistant pathogen, but are stable enough to be treated in the community, to avoid the need for an IV catheter and even hospitalization. In the hospital setting, the lack of effective oral stepdown options results in the potential for lengthy hospital stays or the insertion of a peripherally inserted central catheter (PICC) to facilitate administration of IV antibiotics, SPR994 may enable faster discharges, providing cost-saving advantages for the hospital and mitigating the risk of catheter-related infection for patients.

•	SPR741 and SPR206 are designed to address the decline of novel and effective IV-administered antibiotics to treat MDR Gram-negative infections in the hospital setting. First-line IV empiric antibiotics, such as levofloxacin, ceftazidime and piperacillin-tazobactam, have experienced diminished utility as the number of bacterial strains resistant to these antibiotics in the hospital has increased. Due to gaps in the spectrum of coverage of antibiotics currently on the market, physicians are often confronted with the need to design complicated multi-drug cocktails for patients with serious infections. We believe that SPR741 has the potential to address the need for more effective treatments against MDR Gram-negative bacterial infections by expanding the spectrum and potency of existing antibiotics, including formerly inactive antibiotics. Based on results from preclinical studies, we believe that SPR206 has the potential to address this need as a single agent.

•

SPR720 is designed to be the first oral treatment for NTM infection where treatment failure is common and no approved therapies exist. The current treatment for NTM infection is lengthy and involves combination therapy, often including three or more antibiotics, including injectables. None

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

of these combination treatments are currently approved for use in NTM infection. Treatment failure is common and is often due to poor compliance or patients’ inability to tolerate the regimen. Many patients experience progressive lung disease as a result of NTM infection, and mortality rates are high, ranging from 29% to 69% within five years of diagnosis. We believe SPR720, if successfully developed, has the potential to become the first approved oral agent for NTM infection, and it has demonstrated activity in vitro and in vivo against a range of pathogens, including Mycobacterium abscessus, a highly resistant organism causing NTM infection with a high rate of mortality.

Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary. These risks include, among others, the following:

•	We have a limited operating history, have incurred net losses in each year since our inception and anticipate that we will continue to incur significant losses for the foreseeable future. We do not expect to generate any product revenue for the foreseeable future.

•	We expect that we will need substantial additional funding. If we are unable to raise capital when needed, we may be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

•	We are heavily dependent on the success of our lead product candidate, SPR994, which is still under development. Our ability to generate product revenue is substantially dependent on our ability to further develop, obtain marketing approval for and successfully commercialize SPR994. Even if we receive regulatory approval to market product candidates, the market may not be receptive to our product candidates upon their commercial introduction, which will prevent us from becoming profitable.

•	Our clinical program for SPR994 is subject to a number of specific risks, including our use of a new formulation of the active pharmaceutical ingredient of SPR994 and our reliance, in part, on clinical data from two exploratory Phase 2 clinical trials conducted by Meiji in Japan, which were not conducted in accordance with FDA guidance for clinical trials in patients with cUTI, as support for our plan to proceed from a Phase 1 dose-selection clinical trial directly to a pivotal Phase 3 clinical trial. If the FDA were to discount significantly the value of the Meiji clinical data, our clinical path for SPR994 could be materially delayed and we could incur material costs associated with conducting additional clinical trials.

•	If our planned clinical trials of SPR994 or any other product candidate that we advance to clinical trials fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities or do not otherwise produce favorable results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of such product candidates.

•	We rely on third parties to conduct our preclinical studies and clinical trials and to manufacture preclinical and clinical supplies of SPR994 and SPR741. If the third parties do not perform satisfactorily, we may not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates.

•	Our success depends in large part on our ability to obtain and maintain patent protection, trade secret protection and regulatory exclusivity, both in the United States and internationally, with

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

respect to our proprietary chemistry technology and our product candidates. If we are unable to protect the confidentiality of our trade secrets, our business and competitive position will be harmed.

•	Our ability to continue as a going concern requires that we obtain sufficient funding to finance our operations.

Corporate Information

We were formed as Spero Therapeutics, LLC in December 2013 under the laws of the State of Delaware. On June 30, 2017, through a series of transactions, Spero Therapeutics, LLC merged with and into Spero Therapeutics, Inc. (formerly known as Spero OpCo, Inc.), a Delaware corporation. Our principal executive offices are located at 675 Massachusetts Avenue, Cambridge, Massachusetts 02139, and our telephone number is (857) 242-1600. Our website address is www.sperotherapeutics.com.The information contained on, or that can be accessed through, our website is not part of this prospectus. Investors should not rely on any such information in deciding whether to purchase our common stock.

The mark “Spero Therapeutics” is our common law trademark. All other service marks, trademarks and trade names appearing in this prospectus are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or an endorsement or sponsorship of us by, these other companies. Solely for convenience, trademarks and tradenames referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights, or that the applicable owner will not assert its rights, to these trademarks and tradenames.

Implications of Being an Emerging Growth Company

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year following the fifth anniversary of the completion of our initial public offering, (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such fiscal year, or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•	we may present in this prospectus only two years of audited financial statements, in addition to any required unaudited financial statements, with correspondingly reduced Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

•	we may avail ourselves of the exemption from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•	we may provide reduced disclosure about our executive compensation arrangements; and

•	we may not require stockholder non-binding advisory votes on executive compensation or golden parachute arrangements.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

We have chosen to opt out of the extended transition periods available to emerging growth companies under the JOBS Act for complying with new or revised accounting standards. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition periods for complying with new or revised accounting standards is irrevocable.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Option to purchase additional shares	The underwriters have an option within 30 days of the date of this prospectus to purchase up to additional shares of our common stock in this offering.

Use of proceeds	We estimate the net proceeds from this offering will be approximately $ million (or $ million if the underwriters exercise their option to purchase additional shares in full), based on an assumed public offering price of $ per share, the last reported sale price of our common stock on The Nasdaq Global Select Market on , 2018, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, to fund (i) the planned pivotal Phase 3 clinical trial of SPR994 through the topline data readout, (ii) the clinical development of the Potentiator platform (SPR206 and/or SPR741) to the initiation of a Phase 2 clinical trial and (iii) the clinical development of SPR720 through a Phase 1 clinical trial, and the remainder for working capital and other general corporate purposes. See “Use of Proceeds.”

Dividend policy	We have not paid or declared any dividends on our common stock. For more information, see the section titled “Dividend policy.”

Risk factors	You should read the section titled “Risk Factors” beginning on page 14 of this prospectus and other information included in this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Nasdaq Global Select Market symbol	“SPRO”

The number of shares of our common stock to be outstanding after this offering is based on 14,369,182 shares of our common stock outstanding as of March 31, 2018, and excludes:

•	2,129,082 shares of common stock issuable upon the exercise of outstanding stock options as of March 31, 2018, having a weighted average exercise price of $7.60 per share; and

•	567,319 shares of common stock available for future issuance as of March 31, 2018 under our 2017 Stock Incentive Plan, as amended, or the 2017 Plan, as well as any automatic increases in the number of shares of our common stock reserved for issuance under the 2017 Plan.

Except as otherwise indicated, all information in this prospectus assumes or gives effect to:

•	no exercise of the outstanding options described above after March 31, 2018; and

•	no exercise by the underwriters of their option to purchase up to an additional shares of our common stock in this offering.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Summary Consolidated Financial Data

You should read the following summary consolidated financial data together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus and the “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus. We have derived the consolidated statement of operations data for the years ended December 31, 2017, 2016 and 2015 from our audited consolidated financial statements appearing elsewhere in this prospectus. The consolidated statement of operations data for the three months ended March 31, 2017 and 2018 and the consolidated balance sheet data as of March 31, 2018 have been derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus and have been prepared on the same basis as the audited consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future, and our results for any interim period are not necessarily indicative of results that may be expected for any full year.

	Year Ended December 31,			Three Months Ended March 31,
	2015	2016	2017	2017	2018
	(In thousands, except share and per share data)
Consolidated Statement of Operations Data:
Grant revenue	$—	$335	$1,979	$140	$1,153

Operating expenses:
Research and development	11,125	26,333	32,869	5,999	8,925
General and administrative	2,202	7,223	10,840	1,740	3,044

Total operating expenses	13,327	33,556	43,709	7,739	11,969

Loss from operations	(13,327)	(33,221)	(41,730)	(7,599)	(10,816)
Other income (expense):
Change in fair value of derivative liabilities	174	580	1,541	1,199	—
Interest income and other income (expense), net	—	—	303	(11)	172

Total other income (expense), net	174	580	1,844	1,188	172

Net loss	(13,153)	(32,641)	(39,886)	(6,411)	(10,644)
Less: Net loss attributable to non-controlling interest	(2,999)	(7,150)	(1,143)	(535)	—

Net loss attributable to Spero Therapeutics, Inc.	(10,154)	(25,491)	(38,743)	(5,876)	(10,644)
Accrued return on preferred shares	(932)	(3,441)	(6,146)	(1,236)	—
Accretion of redeemable bridge units and redeemable convertible preferred shares to redemption value	(2,341)	(996)	(1,208)	(18)	—

Net loss attributable to common stockholders of Spero Therapeutics, Inc.	$(13,427)	$(29,928)	$(46,097)	$(7,130)	$(10,644)

Net loss per share attributable to common stockholders of Spero Therapeutics, Inc. per share, basic and diluted(1)	$(53.11)	$(95.87)	$(17.82)	$(21.60)	$(0.74)

Weighted average shares outstanding, basic and diluted(1)	$253	$312	$2,587	$330	$14,369

(1)

See Note 15 to our consolidated financial statements for the year ended December 31, 2017 and Note 12 to our consolidated financial statements for the three months ended March 31, 2018 appearing elsewhere in

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

this prospectus for further details on the calculation of basic and diluted net loss per share attributable to common stockholders of Spero Therapeutics, Inc.

	As of March 31, 2018
	Actual	As Adjusted(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$52,552	$
Marketable securities	22,841
Working capital(1)	73,904
Total assets	81,059
Bridge units	—
Redeemable convertible preferred units	—
Total stockholders’ equity	74,898

(1)	We define working capital as current assets less current liabilities.

(2)	The as adjusted balance sheet data give effect to our issuance and sale of shares of common stock in this offering at an assumed public offering price of $ per share, which is the last reported sale price of our common stock on , 2018 after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information is illustrative only and will change based on the actual public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed public offering price of $ per share, which the last reported sale price of our common stock on , 2018, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by $ million, assuming no change in the assumed public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

RISK FACTORS

Careful consideration should be given to the following risk factors, in addition to the other information set forth in this prospectus, including the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes, and in other documents that we file with the SEC, in evaluating our company and business. Investing in our common stock involves a high degree of risk. If any of the following risks actually occur, our business, financial condition, results of operations and future growth prospects could be materially and adversely affected and the trading price of our common stock could decline. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of factors that are described below and elsewhere in this prospectus.

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred net losses in each year since our inception and anticipate that we will continue to incur significant losses for the foreseeable future, and if we are unable to achieve and sustain profitability, the market value of our common stock will likely decline.

We are a clinical-stage biopharmaceutical company with a limited operating history. We have not generated any revenue from the sale of products and have incurred losses in each year since our inception in 2013. Our net loss was $10.6 million for the three months ended March 31, 2018, and $39.9 million and $32.6 million for the years ended December 31, 2017 and 2016, respectively. All of our product candidates are in development, none have been approved for sale and we may never have a product candidate approved for commercialization. We have financed our operations primarily through sales of our equity securities, collaborations and government funding for research and development. We have devoted substantially all of our financial resources and efforts to research and development, including preclinical and clinical development.

We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future as we continue to advance our product candidates through preclinical and clinical development and seek marketing approval for such candidates if clinical trials are successful. Our expenses will also increase substantially if and as we:

•	conduct additional clinical trials and studies of our product candidates;

•	continue to discover and develop additional product candidates;

•	establish a sales, marketing and distribution infrastructure to commercialize any product candidates for which we may obtain marketing approval;

•	establish manufacturing and supply chain capacity sufficient to provide commercial quantities of any product candidates for which we may obtain marketing approval;

•	maintain, expand and protect our intellectual property portfolio;

•	hire additional clinical, scientific and commercial personnel;

•	add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts, as well as to support our transition to a public reporting company; and

•	acquire or in-license other product candidates and technologies.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

If our product candidates fail to demonstrate safety and efficacy in clinical trials, do not gain regulatory approval, or do not achieve market acceptance following regulatory approval and commercialization, we may never become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our stockholders’ equity and working capital. If we are unable to achieve and sustain profitability, the market value of our common stock will likely decline.

Because of the numerous risks and uncertainties associated with developing biopharmaceutical products, we are unable to predict the extent of any future losses or when, if ever, we will become profitable. Our expenses could increase if we are required by the FDA, or any comparable foreign regulatory authority to perform studies in addition to those currently expected, or if there are any delays in completing our clinical trials or the development of any of our product candidates.

We expect that we will need substantial additional funding. If we are unable to raise capital when needed, or do not receive payment under our government awards, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is a time-consuming, expensive and uncertain process that takes years to complete. We expect that our expenses will increase substantially as we commence and advance our planned clinical trials and other studies of SPR994, seek marketing approval for SPR994 if clinical trials are successful, and evaluate the advancement of our other product candidates, including SPR741, SPR206 and SPR720. If we obtain marketing approval for SPR994 or any other product candidate, we expect to incur significant commercialization expenses related to product sales, marketing, distribution and manufacturing. Some of these expenses may be incurred in advance of marketing approval, and could be substantial. Accordingly, we will be required to obtain further funding through public or private equity offerings, debt financings, collaborations, licensing arrangements, government funding or other sources. Adequate additional financing may not be available to us on acceptable terms, or at all. Our failure to raise capital as and when needed would have a negative effect on our financial condition and our ability to pursue our business strategy.

We believe that the proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements through                . Our cash forecasts are based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Changing circumstances could cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more than currently expected because of circumstances beyond our control. Our future funding requirements, both short-term and long-term, will depend on many factors, including:

•	the timing and costs of our ongoing and planned clinical trials of SPR994;

•	the timing and costs of our ongoing clinical trials of SPR741;

•	the initiation, progress, timing, costs and results of preclinical studies and clinical trials of our other product candidates and potential product candidates;

•	the amount of funding that we receive under government awards that we have applied for;

•	the number and characteristics of product candidates that we pursue;

•	the outcome, timing and costs of seeking regulatory approvals;

•	the costs of commercialization activities for SPR994 and other product candidates if we receive marketing approval, including the costs and timing of establishing product sales, marketing, distribution and manufacturing capabilities;

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

•	the receipt of marketing approval and revenue received from any potential commercial sales of SPR994;

•	the terms and timing of any future collaborations, licensing or other arrangements that we may establish;

•	the amount and timing of any payments we may be required to make, or that we may receive, in connection with the licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights, including milestone and royalty payments and patent prosecution fees that we are obligated to pay pursuant to our license agreements;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and protecting our intellectual property rights and defending against any intellectual property related claims;

•	the costs of operating as a public company; and

•	the extent to which we in-license or acquire other products and technologies.

Upon completion of this offering, our non-dilutive sources of funding will consist of awards from CARB-X and the DoD that provide partial funding for the development of our Potentiator Platform product candidates, including SPR741, and an award from NIAID, for our SPR720 program. Our DoD cooperative agreement is structured as a single, two-year $1.5 million award. We are eligible for the full funding from the DoD and there are no options to be exercised at a later date. The NIAID award is structured as a base period followed by a single option. For the base period of March 1, 2017 through February 28, 2018, NIAID committed funding of approximately $0.6 million for the SPR720 program. In February 2018 NIAID exercised the approximately $0.4 million option, which will have a period of performance from March 1, 2018 through February 28, 2019. The CARB-X award is structured as a base period followed by two sequential options. In March 2017, CARB-X committed funds of $1.5 million to support SPR741 development efforts for the period from April 1, 2017 to March 31, 2018. On March 12, 2018, CARB-X committed an additional $0.4 million related to the first option for a period from December 1, 2017 to March 31, 2018. There will be no additional options exercised under the CARB-X award. The NIAID and CARB-X awards are subject to termination for convenience at any time by NIAID and CARB-X. Neither organization is obligated to provide funding to us beyond the base period amounts from Congressionally approved annual appropriations.

Raising additional capital may cause dilution to our stockholders, including purchasers of our common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Unless and until we can generate a substantial amount of revenue from our product candidates, we expect to finance our future cash needs through public or private equity offerings, debt financings or collaborations, licensing arrangements and government funding arrangements. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans.

To the extent that we raise additional capital through the sale of common stock, convertible securities or other equity securities, your ownership interest may be materially diluted, and the terms of these securities could include liquidation or other preferences and anti-dilution protections that could adversely affect your rights as a stockholder. In addition, debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include restrictive covenants that limit our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends, which could adversely affect our ability to conduct our business. In addition, securing additional financing would require a substantial amount of time and attention from our management and may divert a disproportionate amount of their attention away from day-to-day activities, which may adversely affect our management’s ability to oversee the development of our product candidates.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates or grant licenses on terms that may not be favorable to us.

Our ability to continue as a going concern requires that we obtain sufficient funding to finance our operations.

Our ability to continue as a going concern requires that we obtain sufficient funding to finance our operations. If we are unable to obtain sufficient funding, our business, prospects, financial condition and results of operations will be materially and adversely affected and we may be unable to continue as a going concern. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our audited financial statements, and it is likely that investors will lose all or a part of their investment. If we seek additional financing to fund our business activities in the future and there remains substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding to us on commercially reasonable terms or at all.

Our ability to use our net operating loss carryforwards may be limited.

As of December 31, 2017, we had U.S. federal, state and foreign net operating loss carryforwards, or NOLs, of $76.4 million, $76.0 million and $4.3 million, respectively. Our NOLs begin to expire in 2033. Utilization of these NOLs depends on many factors, including our future income, which cannot be assured. These NOLs could expire unused and be unavailable to offset our future income tax liabilities. In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, and corresponding provisions of state law, if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50% change, by value, in its equity ownership by 5% stockholders over a three-year period, the corporation’s ability to use its pre-change NOLs and other pre-change tax attributes to offset its post-change income may be limited. We have not determined if we have experienced Section 382 ownership changes in the past and if a portion of our NOLs is subject to an annual limitation under Section 382. In addition, we may experience ownership changes in the future as a result of subsequent changes in our stock ownership, including this offering, some of which may be outside of our control. If we determine that an ownership change has occurred and our ability to use our historical NOLs is materially limited, it would harm our future operating results by effectively increasing our future tax obligations.

Under recently enacted U.S. federal tax legislation, although the treatment of net operating loss carryforwards arising in tax years beginning on or before December 31, 2017 has generally not changed, net operating loss carryforwards arising in tax years beginning after December 31, 2017 may be used to offset only 80% of taxable income. In addition, net operating losses arising in tax years beginning after December 31, 2017 may be carried forward indefinitely, as opposed to the 20-year carryforward under prior law.

We have a limited operating history and no history of commercializing pharmaceutical products, which may make it difficult to evaluate the prospects for our future viability.

We were established in 2013 and began operations in 2014. Our operations to date have been limited to financing and staffing our company, developing our technology and developing SPR994 and our other product candidates. We have not yet demonstrated an ability to successfully complete a large-scale, pivotal clinical trial, obtain marketing approval, manufacture a commercial scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Consequently, predictions about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing pharmaceutical products.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

We will need to transition from a development-focused company to a company with commercial activities, and we may experience difficulties in managing this transition, which could disrupt our operations.

We may encounter unforeseen expenses, difficulties, complications, delays and other known or unknown factors in achieving our business objectives. We will eventually need to transition from a company with a development focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

We expect our financial condition and operating results to continue to fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. Accordingly, stockholders should not rely upon the results of any quarterly or annual periods as indications of future operating performance.

Risks Related to Product Development and Commercialization

We are heavily dependent on the success of SPR994, which is still under development, and our ability to develop, obtain marketing approval for and successfully commercialize SPR994. If we are unable to develop, obtain marketing approval for and successfully commercialize SPR994, or if we experience significant delays in doing so, our business could be materially harmed.

We currently have no products approved for sale and have invested a significant portion of our efforts and financial resources in the development of SPR994 as a product candidate for the treatment of MDR bacterial infections. Our near-term prospects are substantially dependent on our ability to develop, obtain marketing approval for and successfully commercialize SPR994. The success of SPR994 will depend on several factors, including the following:

•	successful completion of clinical trials with safety, tolerability and efficacy profiles that are satisfactory to the FDA or any comparable foreign regulatory authority;

•	receipt of marketing approvals from applicable regulatory authorities;

•	establishment of arrangements with third-party manufacturers to obtain manufacturing supply;

•	obtainment and maintenance of patent, trade secret protection and regulatory exclusivity, both in the United States and internationally, including our ability to maintain our license agreement with Meiji with respect to SPR994;

•	protection of our rights in our intellectual property portfolio;

•	launch of commercial sales of SPR994, if approved, whether alone or in collaboration with others;

•	acceptance of SPR994, if approved, by patients, the medical community and third-party payors;

•	competition with other therapies; and

•	a continued acceptable safety profile of SPR994 following approval.

Successful development of SPR994 for any additional indications would be subject to these same risks.

Many of these factors are beyond our control, including clinical development, the regulatory submission process, potential threats to our intellectual property rights and the manufacturing, marketing and sales efforts of any future collaborator. If we are unable to develop, receive marketing approval for, or successfully commercialize SPR994, or if we experience delays as a result of any of these factors or otherwise, our business could be materially harmed.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

We have no experience as a company in obtaining regulatory approval for a drug.

As a company, we have never obtained regulatory approval for, or commercialized, a drug. It is possible that the FDA may refuse to accept any or all of our planned new drug applications, or NDAs, for substantive review or may conclude after review of our data that our application is insufficient to obtain regulatory approval for any current or future product candidates. If the FDA does not approve any of our planned NDAs, it may require that we conduct additional costly clinical, nonclinical or manufacturing validation studies before it will reconsider our applications. Depending on the extent of these or any other FDA-required studies, approval of any NDA or other application that we submit may be significantly delayed, possibly for several years, or may require us to expend more resources than we have available. Any failure or delay in obtaining regulatory approvals would prevent us from commercializing SPR994 or any of our other product candidates for which we may seek regulatory approval, generating revenues and achieving and sustaining profitability. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the FDA to approve any NDA or other application that we submit. If any of these outcomes occur, we may be forced to abandon the development of our product candidates, which would materially adversely affect our business and could potentially cause us to cease operations. We face similar risks for our applications in foreign jurisdictions.

If clinical trials of SPR994 or any other product candidate that we may advance to clinical trials fail to demonstrate safety and efficacy to the satisfaction of the FDA or comparable foreign regulatory authorities or do not otherwise produce favorable results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of SPR994 or any other product candidate.

We may not commercialize, market, promote, or sell any product candidate in the United States without obtaining marketing approval from the FDA or in other countries without obtaining approvals from comparable foreign regulatory authorities, such as the European Medicines Agency, or EMA, and we may never receive such approvals. We must complete extensive preclinical studies and clinical trials to demonstrate the safety and efficacy of our product candidates in humans before we will be able to obtain these approvals. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is inherently uncertain as to outcome. We have not previously submitted an NDA to the FDA or similar applications to comparable foreign regulatory authorities for any of our product candidates.

The clinical development of SPR994 and any of our other product candidates is susceptible to the risk of failure inherent at any stage of drug development, including failure to demonstrate efficacy in a trial or across a broad population of patients, the occurrence of severe adverse events, failure to comply with protocols or applicable regulatory requirements, and determination by the FDA or any comparable foreign regulatory authority that a drug product is not approvable. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in clinical trials, even after promising results in earlier nonclinical studies or clinical trials. The results of preclinical and other nonclinical studies and/or early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. Notwithstanding any promising results in early nonclinical studies or clinical trials, we cannot be certain that we will not face similar setbacks. For example, although SPR994 is a new formulation of the active pharmaceutical ingredient tebipenem that exhibited a favorable safety and efficacy profile during Phase 2 clinical trials conducted by Meiji and a global pharmaceutical company, which we refer to as Global Pharma, in Japan, we may nonetheless fail to achieve success in our clinical trials. Even if our clinical trials are completed, the results may not be sufficient to obtain regulatory approval for our product candidates.

In addition, preclinical and clinical data are often susceptible to varying interpretations and analyses. Many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval for the product candidates. Even if we believe that the results of our clinical trials warrant marketing approval, the FDA or comparable foreign regulatory authorities may disagree and may not grant marketing approval of our product candidates.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

In some instances, there can be significant variability in safety and/or efficacy results between different trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, adherence to the dosing regimen and other trial protocols and the rate of dropout among clinical trial participants, among others. It is possible that even if one or more of our product candidates has a beneficial effect, that effect will not be detected during clinical evaluation as a result of one of the factors listed or otherwise. Conversely, as a result of the same factors, our clinical trials may indicate an apparent positive effect of a product candidate that is greater than the actual positive effect, if any. Similarly, in our clinical trials, we may fail to detect toxicity of or intolerability of our product candidates or may determine that our product candidates are toxic or not well tolerated when that is not in fact the case. In the case of our clinical trials, results may differ on the basis of the type of bacteria with which patients are infected. We cannot make assurances that any Phase 2, Phase 3 or other clinical trials that we may conduct will demonstrate consistent or adequate efficacy and safety to obtain regulatory approval to market our product candidates.

We may encounter unforeseen events prior to, during, or as a result of, clinical trials that could delay or prevent us from obtaining regulatory approval for SPR994 or any of our other product candidates, including:

•	the FDA or other comparable foreign regulatory authorities may disagree as to the design or implementation of our clinical trials;

•	we may not reach agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	clinical trials of our product candidates may produce unfavorable or inconclusive results;

•	we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;

•	the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate participants may drop out of these clinical trials at a higher rate than we anticipate or we may fail to recruit suitable patients to participate in a trial;

•	our third-party contractors, including those manufacturing our product candidates or conducting clinical trials on our behalf, may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

•	the FDA or institutional review boards may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•	we may have to suspend or terminate clinical trials of our product candidates for various reasons, including a finding that the participants are being exposed to unacceptable health risks, undesirable side effects or other unexpected characteristics of the product candidate;

•	regulators or institutional review boards may require that we or our investigators suspend or terminate clinical trials of our product candidates for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks, undesirable side effects or other unexpected characteristics of the product candidate;

•	the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we enter into agreement for clinical and commercial supplies;

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

•	the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

We could also encounter delays if a clinical trial is suspended or terminated by us, by the institutional review boards, or IRBs, of the institutions in which such trials are being conducted, by the Data Safety Monitoring Board, or DSMB, if any, for such trial or by the FDA or other regulatory authorities. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, or changes in governmental regulations or administrative actions.

If we are required to conduct additional clinical trials or other testing of SPR994 or any other product candidate beyond the trials and testing that we contemplate, if we are unable to successfully complete clinical trials or other testing of our product candidates, if the results of these trials or tests are unfavorable or are only modestly favorable or if there are safety concerns associated with SPR994 or any other product candidate, we may:

•	incur additional unplanned costs;

•	be delayed in obtaining marketing approval for our product candidates;

•	not obtain marketing approval at all;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or significant safety warnings, including boxed warnings;

•	be subject to additional post-marketing testing or other requirements; or

•	be required to remove the product from the market after obtaining marketing approval.

Our failure to successfully initiate and complete clinical trials of our product candidates and to demonstrate the efficacy and safety necessary to obtain regulatory approval to market any of our product candidates would significantly harm our business. Our product candidate development costs will also increase if we experience delays in testing or marketing approvals and we may be required to obtain additional funds to complete clinical trials. We cannot make assurances that our clinical trials will begin as planned or be completed on schedule, if at all, or that we will not need to restructure our trials after they have begun. Significant clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our product candidates, which may harm our business and results of operations. In addition, many of the factors that cause, or lead to, delays of clinical trials may ultimately lead to the denial of regulatory approval of SPR994 or any other product candidate.

If we experience delays or difficulties in the enrollment of patients in clinical trials, clinical development activities could be delayed or otherwise adversely affected.

The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the study until its conclusion. We may not

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

be able to initiate, continue or complete clinical trials of SPR994 or any other product candidate that we develop if we are unable to locate and enroll a sufficient number of eligible patients to participate in clinical trials as required by the FDA or comparable foreign regulatory authorities, such as the EMA. Patient enrollment is a significant factor in the timing of clinical trials, and is affected by many factors, including:

•	the size and nature of the patient population;

•	the severity of the disease under investigation;

•	the proximity of patients to clinical sites;

•	the eligibility criteria for participation in the clinical trial;

•	the design of the clinical trial;

•	our ability to recruit clinical trial investigators with appropriate experience;

•	competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages and risks of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications that we are investigating;

•	our ability to obtain and maintain patient consents; and

•	the risk that patients enrolled in clinical trials will drop out of the trials before completion.

The inclusion and exclusion criteria for our contemplated Phase 3 clinical trials of SPR994 may adversely affect our enrollment rates for patients in these trials. In addition, many of our competitors also have ongoing clinical trials for product candidates that would treat the same indications as we contemplate for SPR994 or our other product candidates, and patients who would otherwise be eligible for any clinical trials we may conduct for such product candidates may instead enroll in clinical trials of our competitors’ product candidates.

Our inability to enroll a sufficient number of patients for our clinical trials would result in significant delays or might require us to abandon one or more clinical trials altogether. Enrollment delays in our clinical trials may result in increased development costs for our product candidates, slow down or halt our product candidate development and approval process and jeopardize our ability to seek and obtain the marketing approval required to commence product sales and generate revenue, which would cause the value of our company to decline and limit our ability to obtain additional financing if needed.

Future legislation, and/or regulations and policies adopted by the FDA, the EMA or similar regulatory authorities may increase the time and cost required for us to conduct and complete clinical trials of SPR994 and our other product candidates and potential product candidates.

The FDA has established regulations to govern the drug development and approval process, as have foreign regulatory authorities. The policies of the FDA and other regulatory authorities may change and additional laws may be enacted or government regulations may be promulgated that could prevent, limit, delay but also accelerate regulatory review of our product candidates. For example, in December 2016, the 21st Century Cures Act, or Cures Act, was signed into law. The Cures Act, among other things, is intended to modernize the regulation of drugs and spur innovation, but all of its provisions have not yet been implemented. Among other things, the Cures Act provides a new “limited population” pathway for certain antibacterial and antifungal drugs, or LPAD, but the FDA has not yet issued guidance regarding the LPAD. Additionally, in August 2017, FDA issued final guidance setting forth its current thinking with respect to development programs and clinical trial designs for antibacterial drugs to treat serious bacterial diseases in patients with an unmet medical need. We cannot predict what if any effect the Cures Act or any existing or future guidance from FDA will have on the development of our product candidates.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Our clinical program for SPR994 is subject to a number of specific risks that may affect the outcome of the trial, including the use of a new formulation of the active pharmaceutical ingredient, tebipenem.

Our planned pivotal Phase 3 clinical trial of SPR994 is subject to a number of specific risks arising from our clinical program and the design of the trial. We have not conducted a clinical trial of SPR994 in patients with cUTI, who will be the subjects of the clinical trial, and we have no direct clinical evidence that SPR994 is effective in treating cUTIs in humans. Although we believe that SPR994 has the potential to treat cUTI in humans based on the results of our nonclinical in vitro and in vivo animal model studies, together with Meiji’s and Global Pharma’s Phase 2 clinical trial results, these results are not necessarily predictive of the results of our planned clinical trials and we cannot guarantee that SPR994 will demonstrate the expected efficacy in our planned pivotal Phase 3 clinical trial patients. We also cannot guarantee that the projections made from the pharmacokinetic and pharmacodynamic models that we developed from our nonclinical and clinical SPR994 studies will be validated in our planned pivotal Phase 3 clinical trial.

In addition, we may face competition in enrolling suitable patients as a result of other companies conducting clinical trials for antibiotic product candidates that are intended to treat similar infections, resulting in slower than anticipated enrollment in our trials. Enrollment delays in the trial may result in increased development costs for SPR994, or slow down or halt our product development for SPR994.

To support our accelerated clinical development strategy for SPR994, we are relying, in part, on clinical data from two exploratory Phase 2 clinical trials conducted by Meiji (ME1211) and Global Pharma (L-084 04) in Japan, which were not conducted in accordance with FDA guidance for clinical trials in patients with cUTI. To the extent that these clinical trial design differences limit our use of the clinical data, our proposed clinical trial plan for SPR994 with the FDA could be materially delayed and we may incur material additional costs.

There are significant differences in the trial design for the two exploratory Phase 2 clinical trials conducted by Meiji and Global Pharma in Japan compared to the clinical trial design described by the FDA in its guidance for clinical trials in patients with cUTI, including:

•	The studies were not randomized and were open-label and had no comparator arm. Treatment assignments were made by the investigators.

•	The inclusion criteria specified complicated UTI as an entry criterion, but other than retained residual volume (100 ml) there were no other criteria defining “complicated” UTI.

•	While L-084 04 excluded patients who received prior antibiotics and who had no clinical response, there were no parameters or limits for inclusion (e.g., less than 24 hours of a potentially effective antibiotic or number of doses). ME1211 did not specifically mention prior antibiotic use.

•	While urine cultures were obtained at baseline, these were not quantitative, and there was no minimum requirement for bacterial load for entry.

•	While microbiological outcome was assessed, the definitions did not include a minimum reduction in bacterial counts (i.e., a reduction to less than 104 cfu/ml).

•	Clinical outcomes were global assessments by the investigators and did not specifically mention the resolution of baseline signs and symptoms.

•	The primary endpoint was not a composite of both clinical and microbiological outcomes.

If the FDA were to discount significantly the value of these clinical data as support for our clinical plan to proceed from a Phase 1 dose-selection clinical trial directly to a pivotal Phase 3 clinical trial of SPR994, then our clinical pathway for SPR994 could be materially delayed and we could incur material costs associated with conducting additional clinical trials.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

A Phase 2 clinical trial of SPR741 would be subject to a number of specific risks that may affect the outcome of the trials, including the need to co-administer SPR741 with a companion antibiotic and identifying available development funding.

A Phase 2 clinical trial of SPR741 would be subject to a number of specific risks arising from our clinical program and the design of the trial. We have not conducted a clinical trial of SPR741 in patients with cUTI, who would be the subjects of any such clinical trial, and we have no direct clinical evidence that SPR741 as a potentiator in combination with a partner antibiotic has the potential to treat cUTI in humans. Although we believe that SPR741 as a potentiator in combination with a partner antibiotic has the potential to treat cUTI in humans based upon our nonclinical in vitro and in vivo animal model study results, these results are not necessarily predictive of the results in humans. We cannot guarantee that SPR741 as a potentiator in combination with a partner antibiotic will demonstrate the efficacy we expect to observe in patients in a Phase 2 clinical trial of SPR741. We also cannot guarantee that the projections made from the pharmacokinetic and pharmacodynamic models that we developed from our nonclinical and clinical SPR741 studies would be validated in a Phase 2 clinical trial.

In addition, we may face competition in enrolling suitable patients in any such trial as a result of other companies conducting clinical trials for antibiotic product candidates that are intended to treat similar infections, resulting in slower than anticipated enrollment in our trials. Enrollment delays in any such trial may result in increased development costs for SPR741, or slow down or halt our product development and approval process for SPR741.

Serious adverse events or undesirable side effects or other unexpected properties of SPR994 or any other product candidate may be identified during development or after approval that could delay, prevent or cause the withdrawal of regulatory approval, limit the commercial potential, or result in significant negative consequences following marketing approval.

Serious adverse events or undesirable side effects caused by, or other unexpected properties of, our product candidates could cause us, an institutional review board, or regulatory authorities to interrupt, delay or halt our clinical trials and could result in a more restrictive label, the imposition of distribution or use restrictions or the delay or denial of regulatory approval by the FDA or comparable foreign regulatory authorities. If SPR994 or any of our other product candidates is associated with serious or unexpected adverse events or undesirable side effects, the FDA, the IRBs at the institutions in which our studies are conducted, or a DSMB, could suspend or terminate our clinical trials or the FDA or comparable foreign regulatory authorities could order us to cease clinical trials or deny approval of our product candidates for any or all targeted indications. Treatment-related side effects could also affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

While the active pharmaceutical ingredient in SPR994, tebipenem, is approved in Japan, our formulation of tebipenem, SPR994, has not yet been tested extensively in patients. There may be unforeseen serious adverse events or side effects that differ from those seen in the Japanese studies. To date, patients treated with the active ingredient in SPR994 have experienced drug-related side effects including diarrhea, temporary increases in hepatic enzymes, allergic reactions, rash, and convulsions. To date, SPR741 has generally been well tolerated in clinical trials conducted in healthy subjects and there have been no reports of serious adverse events related to SPR741, but additional adverse events may emerge in any subsequent clinical trials.

If unexpected adverse events occur in any of our planned clinical trials, we may need to abandon development of our product candidates, or limit development to lower doses or to certain uses or subpopulations in which the undesirable side effects or other unfavorable characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Many compounds that initially showed promise in clinical or earlier stage testing are later found to cause undesirable or unexpected side effects that prevented further development of the compound.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Undesirable side effects or other unexpected adverse events or properties of SPR994 or any of our other product candidates could arise or become known either during clinical development or, if approved, after the approved product has been marketed. If such an event occurs during development, our trials could be suspended or terminated and the FDA or comparable foreign regulatory authorities could order us to cease further development of, or could deny approval of, SPR994 or our other product candidates. If such an event occurs after such product candidates are approved, a number of potentially significant negative consequences may result, including:

•	regulatory authorities may withdraw the approval of such product;

•	we may be required to recall a product or change the way such product is administered to patients;

•	regulatory authorities may require additional warnings on the label or impose distribution or use restrictions;

•	regulatory authorities may require one or more post-market studies;

•	regulatory authorities may require the addition of a “black box” warning;

•	we may be required to implement a REMS including the creation of a medication guide outlining the risks of such side effects for distribution to patients;

•	we could be sued and held liable for harm caused to patients;

•	our product may become less competitive; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the affected product candidate, if approved, or could substantially increase commercialization costs and expenses, which could delay or prevent us from generating revenue from the sale of our products and harm our business and results of operations.

Even if a product candidate does obtain regulatory approval, it may never achieve the market acceptance by physicians, patients, hospitals, third-party payors and others in the medical community that is necessary for commercial success and the market opportunity may be smaller than we estimate.

Even if we obtain FDA or other regulatory approvals and are able to launch SPR994 or any other product candidate commercially, the product candidate may not achieve market acceptance among physicians, patients, hospitals (including pharmacy directors) and third-party payors and, ultimately, may not be commercially successful. For example, physicians are often reluctant to switch their patients from existing therapies even when new and potentially more effective or convenient treatments enter the market. Further, patients often acclimate to the therapy that they are currently taking and do not want to switch unless their physicians recommend switching products or they are required to switch therapies due to lack of coverage and reimbursement for existing therapies. Market acceptance of any product candidate for which we receive approval depends on a number of factors, including:

•	the efficacy and safety of the product candidate as demonstrated in clinical trials;

•	relative convenience and ease of administration;

•	the clinical indications for which the product candidate is approved;

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

•	the potential and perceived advantages and disadvantages of the product candidates, including cost and clinical benefit relative to alternative treatments;

•	the willingness of physicians to prescribe the product;

•	the willingness of hospital pharmacy directors to purchase the product for their formularies;

•	acceptance by physicians, patients, operators of hospitals and treatment facilities and parties responsible for coverage and reimbursement of the product;

•	the availability of coverage and adequate reimbursement by third-party payors and government authorities;

•	the effectiveness of our sales and marketing efforts;

•	the strength of marketing and distribution support;

•	limitations or warnings, including distribution or use restrictions, contained in the product’s approved labeling or an approved risk evaluation and mitigation strategy;

•	whether the product is designated under physician treatment guidelines as a first-line therapy or as a second- or third-line therapy for particular infections;

•	the approval of other new products for the same indications;

•	the timing of market introduction of the approved product as well as competitive products;

•	adverse publicity about the product or favorable publicity about competitive products;

•	the emergence of bacterial resistance to the product; and

•	the rate at which resistance to other drugs in the target infections grows.

Any failure by SPR994 or any other product candidate that obtains regulatory approval to achieve market acceptance or commercial success would adversely affect our business prospects.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we intend to focus on developing product candidates for specific indications that we identify as most likely to succeed, in terms of both their potential for marketing approval and commercialization. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that may prove to have greater commercial potential.

Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable product candidates. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to the product candidate.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

If we are unable to establish sales, marketing and distribution capabilities or enter into sales, marketing and distribution agreements with third parties, we may not be successful in commercializing SPR994 or any other product candidate if such product candidate is approved.

We do not have a sales, marketing or distribution infrastructure and we have no experience in the sale, marketing or distribution of pharmaceutical products. To achieve commercial success for any approved product, we must either develop a sales and marketing organization or outsource those functions to third parties. We intend to build a commercial organization in the United States and recruit experienced sales, marketing and distribution professionals. The development of sales, marketing and distribution capabilities will require substantial resources, will be time-consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing and distribution capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization costs. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel. In addition, we may not be able to hire a sales force in the United States that is sufficient in size or has adequate expertise in the medical markets that we intend to target. If we are unable to establish a sales force and marketing and distribution capabilities, our operating results may be adversely affected.

Factors that may inhibit our efforts to commercialize our products on our own include:

•	our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe any future products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

We intend to use collaborators to assist with the commercialization of SPR994 and any other product candidate outside the United States. As a result of entering into arrangements with third parties to perform sales, marketing and distribution services, our product revenues or the profitability of these product revenues to us would likely be lower than if we were to directly market and sell products in those markets.

Furthermore, we may be unsuccessful in entering into the necessary arrangements with third parties or may be unable to do so on terms that are favorable to us. In addition, we likely would have little control over such third parties, and any of them might fail to devote the necessary resources and attention to sell and market our products effectively.

If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates.

We face substantial competition from other pharmaceutical and biotechnology companies and our operating results may suffer if we fail to compete effectively.

The development and commercialization of new drug products is highly competitive. We face competition from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide with respect to SPR994 and our other product candidates that we may seek to develop and commercialize in the future. There are a number of large pharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of product candidates for the treatment of

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

resistant infections. Potential competitors also include academic institutions, government agencies and other public and private research organizations. Our competitors may succeed in developing, acquiring or licensing technologies and drug products that are more effective or less costly than SPR994 or any other product candidates that we are currently developing or that we may develop, which could render our product candidates obsolete and noncompetitive.

There are a variety of available oral therapies marketed for the treatment urinary tract infections that we would expect would compete with SPR994, such as Levaquin, Cipro and Bactrim. Many of the available therapies are well established and widely accepted by physicians, patients and third-party payors. Insurers and other third-party payors may also encourage the use of generic products, for example in the fluoroquinolone class. However, the susceptibility of urinary tract pathogens to the existing treatment alternatives is waning. If SPR994 is approved, the pricing may be at a significant premium over other competitive products. This may make it difficult for SPR994 to compete with these products.

There are also a number of oral product candidates in clinical development by third parties that are intended to treat UTIs. Some mid- to late-stage product candidates include ceftibuten/clavulanate (“C-Scape”) from Achaogen, Inc., sulopenem from Iterum Therapeutics Limited, eravacycline from Tetraphase Pharmaceuticals, Inc. and omadacycline from Paratek Pharmaceuticals, Inc. If our competitors obtain marketing approval from the FDA or comparable foreign regulatory authorities for their product candidates more rapidly than us, it could result in our competitors establishing a strong market position before we are able to enter the market.

There are several IV-administered products marketed for the treatment of infections resistant to first-line therapy for Gram-negative infections, including ceftazidime-avibactam and ceftololozane-tazobactam (“Avycaz”) from Allergan plc and Pfizer Inc. and Zerbaxa from Merck & Co. There are also a number of IV-administered product candidates in late-stage clinical development that are intended to treat resistant Gram-negative infections, including plazomicin from Achaogen, Inc., meropenem vaborbactam from The Medicines Company, cefiderocol from Shionogi & Co. Ltd., eravacycline IV from Tetraphase Pharmaceuticals, Inc. and imipenem-relebactam from Merck & Co.

Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

In July 2012, the Food and Drug Administration Safety and Innovation Act was passed, which included the Generating Antibiotics Incentives Now Act, or the GAIN Act. The GAIN Act is intended to provide incentives for the development of new, qualified infectious disease products. In December 2016, the Cures Act was passed, providing additional support for the development of new infectious disease products. These incentives may result in more competition in the market for new antibiotics, and may cause pharmaceutical and biotechnology companies with more resources than we have to shift their efforts towards the development of product candidates that could be competitive with SPR994 and our other product candidates.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Even if we are able to commercialize SPR994 or any other product candidate, the product may become subject to unfavorable pricing regulations, or third-party payor coverage and reimbursement policies that could harm our business.

Marketing approvals, pricing, coverage and reimbursement for new drug products vary widely from country to country. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, which may negatively affect the revenues that we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if our product candidates obtain marketing approval.

We currently expect that some of our product candidates, if approved, will be administered in a hospital inpatient setting. In the United States, governmental and other third-party payors generally reimburse hospitals a single bundled payment established on a prospective basis intended to cover all items and services provided to the patient during a single hospitalization. Hospitals bill third-party payors for all or a portion of the fees associated with the patient’s hospitalization and bill patients for any deductibles or co-payments. Because there is typically no separate reimbursement for drugs administered in a hospital inpatient setting, some of our target customers may be unwilling to adopt our product candidates in light of the additional associated cost. If we are forced to lower the price we charge for our product candidates, if approved, our gross margins may decrease, which would adversely affect our ability to invest in and grow our business.

To the extent SPR994 or any other product candidate we develop is used in an outpatient setting, the commercial success of our product candidates will depend substantially, both domestically and abroad, on the extent to which coverage and reimbursement for these products and related treatments are available from government health programs and third-party payors. If coverage is not available, or reimbursement is limited, we may not be able to successfully commercialize our product candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize a sufficient return on our investments. Government authorities and third-party payors, such as health insurers and managed care organizations, publish formularies that identify the medications they will cover and the related payment levels. The healthcare industry is focused on cost containment, both in the United States and elsewhere. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications, which could affect our ability to sell our product candidates profitably.

Increasingly, third-party payors are requiring higher levels of evidence of the benefits and clinical outcomes of new technologies and are challenging the prices charged. We cannot be sure that coverage will be available for SPR994 or any other product candidate that we commercialize and, if available, that the reimbursement rates will be adequate. Further, the net reimbursement for outpatient drug products may be subject to additional reductions if there are changes to laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. An inability to promptly obtain coverage and adequate payment rates from both government-funded and private payors for any approved products used on an outpatient basis that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

We cannot predict whether bacteria may develop resistance to SPR994 or our other product candidates, which could affect their revenue potential.

We are developing SPR994 and certain of our other product candidates to treat drug-resistant bacterial infections. The bacteria responsible for these infections evolve quickly and readily transfer their resistance

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

mechanisms within and between species. We cannot predict whether or when bacterial resistance to SPR994 or any of such other product candidates may develop.

Specifically, neither SPR994 nor SPR741 (as a potentiator in combination with a partner antibiotic) are highly active against infections caused by Pseudomonas aeruginosa. As with some commercially available carbapenems, SPR994 is not active against organisms expressing a resistance mechanism mediated by enzymes known as carbapenemases. Although occurrence of this resistance mechanism is currently rare, we cannot predict whether carbapenemase-mediated resistance will become widespread in regions where we intend to market SPR994 if it is approved. The growth of drug resistant infections in community settings or in countries with poor public health infrastructures, or the potential use of SPR994 or any of our other product candidates outside of controlled hospital settings, could contribute to the rise of resistance. If resistance to SPR994 or any of our other product candidates becomes prevalent, our ability to generate revenue from SPR994 or such product candidates could suffer.

If we are not successful in discovering, developing and commercializing additional product candidates, our ability to expand our business and achieve our strategic objectives would be impaired.

Although a substantial amount of our efforts will focus on planned clinical trials and potential approval of our lead product candidate, SPR994, our lead Potentiator Platform product candidates, SPR741 and SPR206, and SPR 720, a key element of our strategy is to discover, develop and commercialize a portfolio of therapeutics to treat drug resistant bacterial infections. We are seeking to do so through our internal research programs and are exploring, and intend to explore in the future, strategic partnerships for the development of new product candidates. Other than SPR994 and SPR741, all of our potential product candidates remain in the discovery and preclinical stages.

Research programs to identify product candidates require substantial technical, financial and human resources, whether or not any product candidates are ultimately identified. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for many reasons, including the following:

•	the research methodology used may not be successful in identifying potential product candidates;

•	we may be unable to successfully modify candidate compounds to be active in Gram-negative bacteria or defeat bacterial resistance mechanisms or identify viable product candidates in our screening campaigns;

•	competitors may develop alternatives that render our product candidates obsolete;

•	product candidates that we develop may nevertheless be covered by third parties’ patents or other exclusive rights;

•	a product candidate may, on further study, be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria;

•	a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all;

•	a product candidate may not be accepted as safe and effective by patients, the medical community or third-party payors; and

•	the development of bacterial resistance to potential product candidates may render them ineffective against target infections.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

If we are unsuccessful in identifying and developing additional product candidates, our potential for growth may be impaired.

Product liability lawsuits against us could divert our resources, cause us to incur substantial liabilities and limit commercialization of any products that we may develop.

We face an inherent risk of product liability claims as a result of the clinical testing of our product candidates despite obtaining appropriate informed consents from our clinical trial participants. We will face an even greater risk if we obtain marketing approval for and commercially sell SPR994 or any other product candidate. For example, we may be sued if any product that we develop allegedly causes injury or is found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Regardless of the merits or eventual outcome, liability claims may result in:

•	reduced resources for our management to pursue our business strategy;

•	decreased demand for our product candidates or products that we may develop;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial participants;

•	initiation of investigations by regulators;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	significant costs to defend resulting litigation;

•	substantial monetary awards to trial participants or patients;

•	loss of revenue; and

•	the inability to commercialize any products that we may develop.

Although we maintain general liability insurance and clinical trial liability insurance, this insurance may not fully cover potential liabilities that we may incur. The cost of any product liability litigation or other proceeding, even if resolved in our favor, could be substantial. We will need to increase our insurance coverage if and when we receive marketing approval for and begin selling SPR994 or any other product candidate. In addition, insurance coverage is becoming increasingly expensive. If we are unable to obtain or maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product liability claims, it could prevent or inhibit the development and commercial production and sale of our product candidates, which could adversely affect our business, financial condition, results of operations and prospects.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. From time to time and in the future, our operations may involve the use of hazardous and flammable

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

materials, including chemicals and biological materials, and may also produce hazardous waste products. Even if we contract with third parties for the disposal of these materials and wastes, we cannot completely eliminate the risk of contamination or injury resulting from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

We maintain workers’ compensation insurance to cover us for costs and expenses that we may incur due to injuries to our employees resulting from the use of hazardous materials, but this insurance may not provide adequate coverage against potential liabilities. Moreover, we do not currently maintain insurance for environmental liability or toxic tort claims that may be asserted against us.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. Current or future environmental laws and regulations may impair our research, development or production efforts, which could adversely affect our business, financial condition, results of operations or prospects. In addition, failure to comply with these laws and regulations may result in substantial fines, penalties or other sanctions.

Our internal computer systems, or those of our contract research organizations or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product development programs.

We utilize information technology systems and networks to process, transmit and store electronic information in connection with our business activities. As the use of digital technologies has increased, cyber incidents, including deliberate attacks and attempts to gain unauthorized access to computer systems and networks, have increased in frequency and sophistication. These threats pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of our data. There can be no assurance that we will be successful in preventing cyber-attacks or successfully mitigating their effects.

Despite the implementation of security measures, our internal computer systems and those of our contract research organizations and other contractors and consultants are vulnerable to damage or disruption from hacking, computer viruses, software bugs, unauthorized access, natural disasters, terrorism, war, and telecommunication, equipment and electrical failures. While we have not, to our knowledge, experienced any significant system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our programs. For example, the loss of clinical trial data from completed or ongoing clinical trials for any of our product candidates could result in delays in our development and regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications, or inappropriate disclosure or theft of confidential or proprietary information, we could incur liability, the further development of our product candidates could be delayed or our competitive position could be compromised.

Risks Related to Our Dependence on Third Parties

We expect to depend on collaborations with third parties for the development and commercialization of some of our product candidates. Our prospects with respect to those product candidates will depend in part on the success of those collaborations.

Although we expect to commercialize SPR994 ourselves in the United States, we intend to commercialize it outside the United States through collaboration arrangements. If we develop SPR741 to be co-administered in combination with branded and not generic antibiotic compounds, then we will be required to obtain and maintain rights from third-party collaborators for the development and commercialization of

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPR741 co-administered with such other branded antibiotic compounds. In addition, we may seek third-party collaborators for development and commercialization of certain of our product candidates. Our likely collaborators for any marketing, distribution, development, licensing or broader collaboration arrangements include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies and biotechnology companies. We are not currently party to any such arrangements.

We may derive revenue from research and development fees, license fees, milestone payments and royalties under any collaborative arrangement into which we enter. Our ability to generate revenue from these arrangements will depend on our collaborators’ abilities to successfully perform the functions assigned to them in these arrangements. In addition, our collaborators may have the right to abandon research or development projects and terminate applicable agreements, including funding obligations, prior to or upon the expiration of the agreed upon terms. As a result, we can expect to relinquish some or all of the control over the future success of a product candidate that we license to a third party.

We face significant competition in seeking and obtaining appropriate collaborators. Collaborations involving our product candidates may pose a number of risks, including the following:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

•	collaborators may not perform their obligations as expected;

•	collaborators may not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities;

•	collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•	product candidates discovered in collaboration with us may be viewed by our collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the commercialization of our product candidates;

•	a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to the marketing and distribution of such product or products;

•	disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or termination of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

•	collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

•	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability; and

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all. If a collaborator of ours is involved in a business combination, it could decide to delay, diminish or terminate the development or commercialization of any product candidate licensed to it by us.

We may have to alter our development and commercialization plans if we are not able to establish collaborations.

We will require additional funds to complete the development and potential commercialization of SPR994 and our other product candidates. For some of our product candidates, we may decide to collaborate with pharmaceutical and biotechnology companies for the development and potential commercialization of those product candidates. For SPR741, if we develop such product candidate to be co-administered in combination with branded and not generic antibiotic compounds, we will be required to obtain and maintain rights from third-party collaborators for such development and commercialization of SPR741 co-administered with such collaborator’s branded antibiotic compound. Moreover, we intend to utilize a variety of types of collaboration arrangements for the potential commercialization of our product candidates outside the United States.

We face significant competition in seeking and obtaining appropriate collaborators. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include:

•	the design or results of clinical trials;

•	the likelihood of approval by the FDA or comparable foreign regulatory authorities;

•	the potential market for the subject product candidate;

•	the costs and complexities of manufacturing and delivering such product candidate to patients;

•	the potential for competing products;

•	our patent position protecting the product candidate, including any uncertainty with respect to our ownership of our technology or our licensor’s ownership of technology we license from them, which can exist if there is a challenge to such ownership without regard to the merits of the challenge;

•	the need to seek licenses or sub-licenses to third-party intellectual property; and

•	industry and market conditions generally.

The collaborator may also consider alternative product candidates or technologies for similar indications that may be available for collaboration and whether such a collaboration could be more attractive than the one with us for our product candidate. We may also be restricted under future license agreements from entering into agreements on certain terms with potential collaborators. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.

If we are unable to reach agreements with suitable collaborators on a timely basis, on acceptable terms, or at all, we may have to curtail the development of a product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

commercialization activities at our own expense. If we elect to fund and undertake development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms or at all. If we fail to enter into collaborations and do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our product candidates or bring them to market and our business may be materially and adversely affected.

We rely on third parties to conduct some of our preclinical studies and all of our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be unable to obtain regulatory approval for or commercialize any of our product candidates. If they do not perform satisfactorily, our business may be materially harmed.

We do not independently conduct nonclinical studies that comply with good laboratory practice requirements. We also do not have the ability to independently conduct clinical trials of any of our product candidates. We rely on third parties, such as contract research organizations, clinical data management organizations, medical institutions, and clinical investigators, to conduct our clinical trials of SPR994 and SPR741 and expect to rely on these third parties to conduct clinical trials of our other product candidates and potential product candidates. Any of these third parties may terminate their engagements with us at any time. If we need to enter into alternative arrangements, it would delay our product development activities.

Our reliance on these third parties for clinical development activities limits our control over these activities but we remain responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards. For example, notwithstanding the obligations of a contract research organization for a trial of one of our product candidates, we remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. While we will have agreements governing their activities, we control only certain aspects of their activities and have limited influence over their actual performance. The third parties with whom we contract for execution of our GLP studies and our clinical trials play a significant role in the conduct of these studies and trials and the subsequent collection and analysis of data. Although we rely on these third parties to conduct our GLP-compliant nonclinical studies and clinical trials, we remain responsible for ensuring that each of our nonclinical studies and clinical trials are conducted in accordance with applicable laws and regulations, and our reliance on the CROs does not relieve us of our regulatory responsibilities. The FDA and regulatory authorities in other jurisdictions also require us to comply with standards, commonly referred to as good clinical practices, or GCPs, for conducting, monitoring, recording and reporting the results of clinical trials to assure that data and reported results are accurate and that the trial subjects are adequately informed of the potential risks of participating in clinical trials. The FDA enforces these GCPs through periodic inspections of trial sponsors, principal investigators, clinical trial sites and institutional review boards. If we or our third-party contractors fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA may require us to perform additional clinical trials before approving our product candidates, which would delay the regulatory approval process. We cannot make assurances that, upon inspection, the FDA will determine that any of our clinical trials comply with GCPs. We are also required to register clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

Furthermore, the third parties conducting clinical trials on our behalf are not our employees, and except for remedies available to us under our agreements with such contractors, we cannot control whether or not they devote sufficient time and resources to our ongoing development programs. These contractors may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other drug development activities, which could impede their ability to devote appropriate time to our clinical programs. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we may not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates. If that

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

occurs, we may not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates. In such an event, our financial results and the commercial prospects for SPR994 or our other product candidates could be harmed, our costs could increase and our ability to generate revenue could be delayed, impaired or foreclosed.

We also rely on other third parties to store and distribute drug supplies for our clinical trials. Any performance failure on the part of our distributors could delay clinical development or marketing approval of our product candidates or commercialization of any resulting products, producing additional losses and depriving us of potential product revenue.

We contract with third parties for the manufacture of preclinical and clinical supplies of SPR994 and SPR741 and expect to continue to do so in connection with any future commercialization and for any future clinical trials and commercialization of our other product candidates and potential product candidates. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We do not currently have nor do we plan to build the internal infrastructure or capability to manufacture SPR994 or our other product candidates for use in the conduct of our preclinical research, our clinical trials or for commercial supply. We currently rely on and expect to continue to rely on third-party contract manufacturers to manufacture supplies of SPR994 and our other product candidates, and we expect to rely on third-party contract manufacturers to manufacture commercial quantities of any product candidate that we commercialize following approval for marketing by applicable regulatory authorities, if any. Reliance on third-party manufacturers entails risks, including:

•	manufacturing delays if our third-party manufacturers give greater priority to the supply of other products over our product candidates or otherwise do not satisfactorily perform according to the terms of the agreement between us;

•	the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us;

•	the possible breach of the manufacturing agreement by the third party;

•	the failure of the third-party manufacturer to comply with applicable regulatory requirements; and

•	the possible misappropriation of our proprietary information, including our trade secrets and know-how.

We currently rely on a small number of third-party contract manufacturers for all of our required raw materials, drug substance and finished product for our preclinical research and clinical trials. We do not have long-term agreements with any of these third parties. We also do not have any current contractual relationships for the manufacture of commercial supplies of any of our product candidates. If any of our existing manufacturers should become unavailable to us for any reason, we may incur delays in identifying or qualifying replacements.

If any of our product candidates are approved by any regulatory agency, we intend to enter into agreements with third-party contract manufacturers for the commercial production of those products. This process is difficult and time consuming and we may face competition for access to manufacturing facilities as there are a limited number of contract manufacturers operating under cGMPs that are capable of manufacturing our product candidates. Consequently, we may not be able to reach agreement with third-party manufacturers on satisfactory terms, which could delay our commercialization.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Third-party manufacturers are required to comply with cGMPs and similar regulatory requirements outside the United States. Facilities used by our third-party manufacturers must be in substantial compliance with cGMP to the satisfaction of the FDA before potential approval of the product candidate. Similar regulations apply to manufacturers of our product candidates for use or sale in foreign countries. We do not control the manufacturing process and are completely dependent on our third-party manufacturers for compliance with the applicable regulatory requirements for the manufacture of our product candidates. The inability or failure of our manufacturers to successfully manufacture material that conforms to the strict regulatory requirements of the FDA and any applicable foreign regulatory authority, may require us to find alternative manufacturing facilities, which could result in delays in obtaining approval for the applicable product candidate. In addition, our manufacturers are subject to ongoing periodic unannounced inspections by the FDA and corresponding state and foreign agencies for compliance with cGMPs and similar regulatory requirements. Failure by any of our manufacturers to comply with applicable cGMPs or other regulatory requirements could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspensions or withdrawals of approvals, operating restrictions, interruptions in supply and criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates and have a material adverse effect on our business, financial condition and results of operations.

Our current and anticipated future dependence upon others for the manufacture of SPR994 and our other product candidates and potential product candidates may adversely affect our future profit margins and our ability to commercialize any products for which we receive marketing approval on a timely and competitive basis.

If we fail to comply with our obligations in the agreements under which we in-license or acquire development or commercialization rights to products, technology or data from third parties, including those for SPR994, we could lose such rights that are important to our business.

We are a party to agreements with Meiji for SPR994, Northern for SPR741, Vertex Pharmaceuticals for SPR720 and PBB Distributions Limited for SPR206, and we may enter into additional agreements, including license agreements, with other parties in the future that impose diligence, development and commercialization timelines, milestone payments, royalties, insurance and other obligations on us.

For example, we have an exclusive know-how license with Meiji, or the Meiji License, that gives us rights outside of specified countries in Asia to develop, manufacture, and commercialize SPR994 as well as the right to use, cross-reference, file or incorporate by reference any information and relevant Meiji regulatory documentation to support any regulatory filings outside of Asia. In addition, we have the right to develop, manufacture and have manufactured SPR994 in Asia solely for the purpose of furthering development, manufacturing and commercialization of SPR994 outside of Asia. In exchange for those rights, we are obligated to satisfy diligence requirements, including using commercially reasonable efforts to develop and commercialize SPR994 and to implement a specified development plan, meeting specified development milestones and providing an update on progress on an annual basis. The Meiji License requires us to pay milestone payments of up to $3.0 million upon the achievement of specified clinical and regulatory milestones and royalties of a low single-digit percentage on net sales on a country-by-country basis.

If we fail to comply with our obligations to Meiji or any of our other partners, our counterparties may have the right to terminate these agreements, in which event we might not be able to develop, manufacture or market any product candidate that is covered by these agreements, which could materially adversely affect the value of the product candidate being developed under any such agreement. Termination of these agreements or reduction or elimination of our rights under these agreements may result in our having to negotiate new or reinstated agreements with less favorable terms, or cause us to lose our rights under these agreements, including our rights to important intellectual property or technology.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Our reliance on government funding for certain of our programs adds uncertainty to our research and commercialization efforts with respect to those programs and may impose requirements that increase the costs of commercialization and production of product candidates developed under those government-funded programs.

Aspects of our development programs are currently being supported, in part, with funding from CARB-X, the DoD and NIAID.

Contracts and grants awarded by the U.S. government, its agencies, and its partners, including our awards from CARB-X, the DoD and NIAID, include provisions that reflect the government’s substantial rights and remedies, many of which are not typically found in commercial contracts, including powers of the government to:

•	terminate agreements, in whole or in part, for any reason or no reason;

•	reduce or modify the government’s obligations under such agreements without the consent of the other party;

•	claim rights, including intellectual property rights, in products and data developed under such agreements;

•	audit contract-related costs and fees, including allocated indirect costs;

•	suspend the contractor or grantee from receiving new contracts pending resolution of alleged violations of procurement laws or regulations;

•	impose U.S. manufacturing requirements for products that embody inventions conceived or first reduced to practice under such agreements;

•	suspend or debar the contractor or grantee from doing future business with the government;

•	control and potentially prohibit the export of products;

•	pursue criminal or civil remedies under the False Claims Act, False Statements Act and similar remedy provisions specific to government agreements; and

•	limit the government’s financial liability to amounts appropriated by the U.S. Congress on a fiscal-year basis, thereby leaving some uncertainty about the future availability of funding for a program even after it has been funded for an initial period.

We may not have the right to prohibit the U.S. government from using certain technologies developed by us, and we may not be able to prohibit third-party companies, including our competitors, from using those technologies in providing products and services to the U.S. government. The U.S. government generally takes the position that it has the right to royalty-free use of technologies that are developed under U.S. government contracts.

In addition, government contracts and grants, and subcontracts and subawards awarded in the performance of those contracts and grants, normally contain additional requirements that may increase our costs of doing business, reduce our profits, and expose us to liability for failure to comply with these terms and conditions. These requirements include, for example:

•	specialized accounting systems unique to government awards;

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

•	mandatory financial audits and potential liability for price adjustments or recoupment of government funds after such funds have been spent;

•	adhering to stewardship principals imposed by CARB-X as a condition of the award;

•	public disclosures of certain award information, which may enable competitors to gain insights into our research program; and

•	mandatory socioeconomic compliance requirements, including labor standards, non-discrimination and affirmative action programs and environmental compliance requirements.

As an organization, we are relatively new to government contracting and new to the regulatory compliance obligations that such contracting entails. If we fail to maintain compliance with those obligations, we may be subject to potential liability and to termination of our contracts.

As a U.S. government contractor, we are subject to financial audits and other reviews by the U.S. government of our costs and performance on their contracts, as well as our accounting and general business practices related to these contracts. Based on the results of its audits, the government may adjust our contract-related costs and fees, including allocated indirect costs. Although adjustments arising from government audits and reviews have not had a material adverse effect on our financial condition or results of operations in the past, we cannot make assurances that future audits and reviews will not have those effects.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain sufficient patent protection for our technology or our product candidates, or if the scope of the patent protection is not sufficiently broad, our competitors could develop and commercialize technology and products similar or identical to ours, and our ability to successfully commercialize our technology and product candidates may be adversely affected.

Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our proprietary chemistry technology and product candidates. If we do not adequately protect our intellectual property, competitors may be able to use our technologies and erode or negate any competitive advantage that we may have, which could harm our business and ability to achieve profitability. To protect our proprietary position, we file patent applications in the United States and abroad related to our novel technologies and product candidates that are important to our business. The patent application and approval process are expensive and time-consuming. We may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. We may also fail to identify patentable aspects of our research and development before it is too late to obtain patent protection.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain. No consistent policy regarding the breadth of claims allowed in biotechnology and pharmaceutical patents has emerged to date in the United States or in many foreign jurisdictions. In addition, the determination of patent rights with respect to pharmaceutical compounds and technologies commonly involves complex legal and factual questions, which has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Furthermore, recent changes in patent laws in the United States, including the America Invents Act of 2011, may affect the scope, strength and enforceability of our patent rights or the nature of proceedings which may be brought by us related to our patent rights.

Our pending and future patent applications may not result in patents being issued which protect our technology or product candidates, in whole or in part, or which effectively prevent others from commercializing

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection.

The laws of foreign countries may not protect our rights to the same extent or in the same manner as the laws of the United States. For example, even assuming the other requirements for patentability are met, currently, in the United States, the first to make the claimed invention is entitled to the patent, while outside the United States, the first to file a patent application is entitled to the patent. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions. As a result of the America Invents Act of 2011, the United States transitioned to a first-inventor-to-file system in March 2013, under which, assuming the other requirements for patentability are met, the first inventor to file a patent application is entitled to the patent. However, as a result of the lag in the publication of patent applications following filing in the United States, we are still not able to be certain upon filing that we are the first to file for patent protection for any invention. Moreover, we may be subject to a third-party preissuance submission of prior art to the U.S. Patent and Trademark Office, or become involved in opposition, derivation, reexamination, inter partes review or interference proceedings, in the United States or elsewhere, challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or product candidates and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights.

Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our owned or licensed patents by developing similar or alternative technologies or products in a non-infringing manner. Our competitors may seek to market generic versions of any approved products by submitting Abbreviated New Drug Applications to the FDA in which they claim that patents owned or licensed by us are invalid, unenforceable and/or not infringed. Alternatively, our competitors may seek approval to market their own products similar to or otherwise competitive with our products. In these circumstances, we may need to defend and/or assert our patents, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or other agency with jurisdiction may find our patents invalid and/or unenforceable. Even if we have valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. In addition, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our patents, trademarks, copyrights or other intellectual property, or those of our licensors. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming and divert the time and attention of our management and scientific

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

personnel. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents. In addition, in a patent infringement proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patents do not cover the invention. An adverse outcome in a litigation or proceeding involving our patents could limit our ability to assert our patents against those parties or other competitors, and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Any of these occurrences could adversely affect our competitive business position, business prospects and financial condition. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

In any infringement litigation, any award of monetary damages we receive may not be commercially valuable. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. Moreover, there can be no assurance that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings.

If we are sued for infringing intellectual property rights of third parties, or otherwise become involved in disputes regarding our intellectual property rights, such litigation could be costly and time consuming and could prevent or delay us from developing or commercializing our product candidates.

Our commercial success depends, in part, on our ability to develop, manufacture, market and sell our product candidates and use our proprietary chemistry technology without infringing the intellectual property and other proprietary rights of third parties. Numerous third-party U.S. and non-U.S. issued patents and pending applications exist in the area of antibacterial treatment, including compounds, formulations, treatment methods and synthetic processes that may be applied towards the synthesis of antibiotics. If any of their patents or patent applications cover our product candidates or technologies, we may not be free to manufacture or market our product candidates as planned.

There is a substantial amount of intellectual property litigation in the biotechnology and pharmaceutical industries, and we may become party to, or threatened with, litigation or other adversarial proceedings regarding intellectual property rights with respect to our technology or product candidates, including interference proceedings before the U.S. Patent and Trademark Office. Intellectual property disputes arise in a number of areas including with respect to patents, use of other proprietary rights and the contractual terms of license arrangements. Third parties may assert claims against us based on existing or future intellectual property rights. The outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance. With respect to our Meiji License of certain know-how used in SPR994, we are neither a party to, nor an express third-party beneficiary of, the letter agreement between Meiji and Global Pharma consenting to Meiji’s arrangement with us. As such, if any dispute among the parties were to occur, our direct enforcement rights with respect to the letter agreement may be limited or uncertain. A termination or early expiration of the head license between Meiji and Global Pharma (which currently by its terms is set to expire in January 2022) or any restriction on our ability to use the Global Pharma know-how could have a negative impact on our development of SPR994 and adversely affect our business.

If we are found to infringe a third party’s intellectual property rights, we could be forced, including by court order, to cease developing, manufacturing or commercializing the infringing product candidate or product. Alternatively, we may be required to obtain a license from such third party in order to use the infringing

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

technology and continue developing, manufacturing or marketing the infringing product candidate. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative effect on our business.

We may be subject to claims that we or our employees have misappropriated the intellectual property of a third party, or claiming ownership of what we regard as our own intellectual property.

Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees do not use the intellectual property and other proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed such intellectual property or other proprietary information. Litigation may be necessary to defend against these claims.

In addition, while we typically require our employees, consultants and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own. To the extent that we fail to obtain such assignments or such assignments are breached, we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to our management and scientific personnel.

If we are unable to protect the confidentiality of our trade secrets, the value of our technology could be materially adversely affected and our business would be harmed.

In addition to seeking patents for some of our technology and products, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, in seeking to develop and maintain a competitive position. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our consultants, independent contractors, advisors, corporate collaborators, outside scientific collaborators, contract manufacturers, suppliers and other third parties. We, as well as our licensors, also enter into confidentiality and invention or patent assignment agreements with employees and certain consultants. Any party with whom we have executed such an agreement may breach that agreement and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent such third party, or those to whom they communicate such technology or information, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our business and competitive position could be harmed.

We have not yet registered our trademarks. Failure to secure those registrations could adversely affect our business.

We have not yet registered our trademarks in the United States or other countries. If we do not secure registrations for our trademarks, we may encounter more difficulty in enforcing them against third parties than

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

we otherwise would, which could adversely affect our business. We have also not yet registered trademarks for any of our product candidates in any jurisdiction. When we file trademark applications for our product candidates those applications may not be allowed for registration, and registered trademarks may not be obtained, maintained or enforced. During trademark registration proceedings in the United States and foreign jurisdictions, we may receive rejections. We are given an opportunity to respond to those rejections, but we may not be able to overcome such rejections. In addition, in the United States Patent and Trademark Office and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings.

In addition, any proprietary name we propose to use with SPR994 or any other product candidate in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable proprietary product name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA.

Risks Related to Regulatory Approval and Other Legal Compliance Matters

If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals, we will not be able to commercialize SPR994 or our other product candidates, and our ability to generate revenue will be materially impaired.

Our product candidates and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by comparable foreign regulatory authorities, with regulations differing from country to country. Failure to obtain marketing approval for a product candidate will prevent us from commercializing the product candidate. We currently do not have any products approved for sale in any jurisdiction. We have only limited experience in filing and supporting the applications necessary to gain marketing approvals and expect to rely on third-party contract research organizations to assist us in this process.

The time required to obtain approval, if any, by the FDA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We have not obtained regulatory approval for any product candidate and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval. Neither we nor any future collaborator is permitted to market any of our product candidates in the United States until we or they receive regulatory approval of an NDA from the FDA.

In order to obtain approval to commercialize a product candidate in the United States or abroad, we or our collaborators must demonstrate to the satisfaction of the FDA or foreign regulatory agencies, that such product candidates are safe and effective for their intended uses. Results from nonclinical studies and clinical trials can be interpreted in different ways. Even if we believe that the nonclinical or clinical data for our product candidates are promising, such data may not be sufficient to support approval by the FDA and other regulatory authorities. The FDA may also require us to conduct additional nonclinical studies or clinical trials for our product candidates either prior to or post-approval, and it may otherwise object to elements of our clinical development program.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

We have not submitted an NDA for any of our product candidates. An NDA must include extensive preclinical and clinical data and supporting information to establish the product candidate’s safety and efficacy for each desired indication. The NDA must also include significant information regarding the chemistry, manufacturing and controls for the product candidate. Obtaining approval of an NDA is a lengthy, expensive and uncertain process. The FDA has substantial discretion in the review and approval process and may refuse to accept for filing any application or may decide that our data are insufficient for approval and require additional nonclinical, clinical or other studies. Foreign regulatory authorities have differing requirements for approval of drugs with which we must comply prior to marketing. Obtaining marketing approval for marketing of a product candidate in one country does not ensure that we will be able to obtain marketing approval in other countries, but the failure to obtain marketing approval in one jurisdiction could negatively affect our ability to obtain marketing approval in other jurisdictions. The FDA or any foreign regulatory bodies can delay, limit or deny approval of our product candidates or require us to conduct additional nonclinical or clinical testing or abandon a program for many reasons, including:

•	the FDA or the applicable foreign regulatory agency’s disagreement with the design or implementation of our clinical trials;

•	negative or ambiguous results from our clinical trials or results that may not meet the level of statistical significance required by the FDA or comparable foreign regulatory agencies for approval;

•	serious and unexpected drug-related side effects experienced by participants in our clinical trials or by individuals using drugs similar to our product candidates;

•	our inability to demonstrate to the satisfaction of the FDA or the applicable foreign regulatory body that our product candidates are safe and effective for the proposed indication;

•	the FDA’s or the applicable foreign regulatory agency’s disagreement with the interpretation of data from nonclinical studies or clinical trials;

•	our inability to demonstrate the clinical and other benefits of our product candidates outweigh any safety or other perceived risks;

•	the FDA’s or the applicable foreign regulatory agency’s requirement for additional nonclinical studies or clinical trials;

•	the FDA’s or the applicable foreign regulatory agency’s disagreement regarding the formulation, labeling and/or the specifications for our product candidates; or

•	the potential for approval policies or regulations of the FDA or the applicable foreign regulatory agencies to significantly change in a manner rendering our clinical data insufficient for approval.

Of the large number of drugs in development, only a small percentage complete the FDA or foreign regulatory approval processes and are successfully commercialized. The lengthy review process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval, which would significantly harm our business, financial condition, results of operations and prospects.

Even if we eventually receive approval of an NDA or foreign marketing application for our product candidates, the FDA or the applicable foreign regulatory agency may grant approval contingent on the performance of costly additional clinical trials, often referred to as Phase 4 clinical trials, and the FDA may require the implementation of a Risk Evaluation and Mitigation Strategy, or REMS, which may be required to ensure safe use of the drug after approval. The FDA or the applicable foreign regulatory agency also may approve a product candidate for a more limited indication or patient population than we originally requested, and

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

the FDA or applicable foreign regulatory agency may not approve the labeling that we believe is necessary or desirable for the successful commercialization of a product candidate. Any delay in obtaining, or inability to obtain, applicable regulatory approval would delay or prevent commercialization of that product candidate and would materially adversely impact our business and prospects.

We may seek fast track designation for SPR994 or one or more of our other product candidates, but we might not receive such designation, and in any case, such designation may not actually lead to a faster development or regulatory review or approval process.

If a drug is intended for the treatment of a serious condition and nonclinical or clinical data demonstrate the potential to address unmet medical need for this condition, a drug sponsor may apply for fast track designation by the FDA for the particular indication under study. If fast track designation is obtained, the FDA may initiate review of sections of an NDA before the application is complete. This “rolling review” is available if the applicant provides and the FDA approves a schedule for the remaining information. If we seek fast track designation for a product candidate, we may not receive it from the FDA. However, even if we receive fast track designation, fast track designation does not ensure that we will receive marketing approval or that approval will be granted within any particular timeframe. We may not experience a faster development or regulatory review or approval process with fast track designation compared to conventional FDA procedures. In addition, the FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from our clinical development program. Fast track designation alone does not guarantee qualification for the FDA’s priority review procedures.

We may seek orphan drug designation for certain of our product candidates. We may not be able to obtain or maintain orphan drug designations for any of our product candidates, and we may be unable to take advantage of the benefits associated with orphan drug designation, including the potential for market exclusivity.

Regulatory authorities in some jurisdictions, including the United States, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act of 1983, the FDA may designate a product as an orphan product if it is intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States, or a patient population of greater than 200,000 individuals in the United States, but for which there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. There can be no assurance that the FDA will grant orphan designation for any indication for which we apply.

In the United States, orphan designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. In addition, if a product candidate that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, it is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications, including an NDA, to market the same drug for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or where the manufacturer is unable to assure sufficient product quantity.

Even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs can be approved for the same condition. Even after an orphan drug is approved, the FDA or comparable foreign regulatory authority can subsequently approve the same drug for the same condition if such regulatory authority concludes that the later drug is clinically superior if it is shown to be safer, more effective or makes a major contribution to patient care. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

If we are unable to obtain marketing approval in international jurisdictions, we will not be able to market our product candidates abroad.

In order to market and sell SPR994 or our other product candidates in the European Union and many other jurisdictions, we must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. The approval procedure varies among countries and can involve additional testing. In addition, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. We may not obtain approvals from regulatory authorities outside the United States on a timely basis or at all.

If we receive regulatory approval for any product candidate, we will be subject to ongoing obligations and continuing regulatory review, which may result in significant additional expense. Our product candidates, if approved, could be subject to restrictions or withdrawal from the market, and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our product candidates, when and if approved.

Any product candidate for which we obtain marketing approval will also be subject to ongoing regulatory requirements for labeling, packaging, storage, distribution, advertising, promotion, record keeping and submission of safety and other post-market information. For example, approved products, manufacturers and manufacturers’ facilities are required to comply with extensive FDA requirements, including ensuring that quality control and manufacturing procedures conform to cGMPs. As such, we and our contract manufacturers will be subject to continual review and periodic inspections to assess compliance with cGMPs. Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control. We will also be required to report certain adverse reactions and production problems, if any, to the FDA and to comply with requirements concerning advertising and promotion for our products.

In addition, even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed, may be subject to significant conditions of approval or may impose requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. The FDA may also require a REMS as a condition of approval of our product candidates, which could include requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA closely regulates the post-approval marketing and promotion of drugs to ensure that drugs are marketed only for the approved indications and in accordance with the provisions of the approved labeling and regulatory requirements. The FDA also imposes stringent restrictions on manufacturers’ communications regarding off-label use and if we do not restrict the marketing of our products only to their approved indications, we may be subject to enforcement action for off-label marketing.

If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or disagrees with the promotion, marketing or labeling of a product, it may impose restrictions on that product or us. In addition, if any product fails to comply with applicable regulatory requirements, a regulatory agency may:

•	issue fines, warning letters, untitled letters or impose holds on clinical trials if any are still on-going;

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

•	mandate modifications to promotional materials or require provision of corrective information to healthcare practitioners;

•	impose restrictions on the product or its manufacturers or manufacturing processes;

•	impose restrictions on the labeling or marketing of the product;

•	impose restrictions on product distribution or use;

•	require post-marketing clinical trials;

•	require withdrawal of the product from the market;

•	refuse to approve pending applications or supplements to approved applications that we submit;

•	require recall of the product;

•	require entry into a consent decree, which can include imposition of various fines (including restitution or disgorgement of profits or revenue), reimbursements for inspection costs, required due dates for specific actions and penalties for noncompliance;

•	suspend or withdraw marketing approvals;

•	refuse to permit the import or export of the product;

•	seize or detain supplies of the product; or

•	issue injunctions or impose civil or criminal penalties.

Our relationships with customers and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of any product candidates for which we may obtain marketing approval. Our future arrangements with third-party payors and customers will expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute any products for which we obtain marketing approval and reimbursement. These laws and regulations include, for example, the false claims and anti-kickback statutes and regulations. At such time as we market, sell and distribute any products for which we obtain marketing approval and reimbursement, it is possible that our business activities could be subject to challenge under one or more of these laws and regulations. Restrictions under applicable federal and state healthcare laws and regulations include the following:

•	the federal healthcare Anti-Kickback Statute, among other things, prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federally funded healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate the statute in order to have committed a violation. In addition, the government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

•	the federal False Claims Act imposes criminal and civil penalties, which can be enforced by private citizens through civil whistleblower and qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

•	the federal ban on physician self-referrals, which prohibits, subject to certain exceptions, physician referrals of Medicare or Medicaid patients to an entity providing certain “designated health services” if the physician or an immediate family member of the physician has any financial relationship with the entity;

•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or for making any false statements relating to healthcare matters; as in the case of the federal healthcare Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate the statute in order to have committed a violation;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, also imposes obligations on certain covered entities as well as their business associates that perform certain services involving the use or disclosure of individually identifiable health information, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information, and require notification to affected individuals and regulatory authorities of certain breaches of security of individually identifiable health information;

•	the federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

•	the federal transparency or “sunshine” requirements under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively, the ACA, requires manufacturers of drugs, devices, biologics and medical supplies to report to the U.S. Department of Health and Human Services information related to physician payments and other transfers of value and physician ownership and investment interests; and

•	analogous state laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and some state laws require pharmaceutical companies to implement compliance programs and to track and report gifts, compensation and other remuneration provided to physicians, in addition to requiring drug manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures and pricing information. State laws also govern the privacy and security of health information in some circumstances, and many such state laws differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

We will be required to spend substantial time and money to ensure that our business arrangements with third parties, and our business generally, comply with applicable healthcare laws and regulations. Even then, governmental authorities may conclude that our business practices, including arrangements we may have with physicians and other healthcare providers, some of whom may receive stock options as compensation for services provided, do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If governmental authorities find that our operations violate any of

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, imprisonment, fines, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and we may be required to curtail or restructure our operations. Moreover, we expect that there will continue to be federal and state laws and regulations, proposed and implemented, that could affect our operations and business. The extent to which future legislation or regulations, if any, relating to healthcare fraud and abuse laws or enforcement, may be enacted or what effect such legislation or regulation would have on our business remains uncertain.

Recently enacted and future policies and legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and may affect the reimbursement made for any product candidate for which we receive marketing approval.

The pricing and reimbursement environment may become more challenging due to, among other reasons, policies advanced by the new presidential administration, federal agencies, new healthcare legislation passed by the U.S. Congress or fiscal challenges faced by all levels of government health administration authorities. Among policy makers and payors in the United States and foreign countries, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and expanding access to healthcare. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. We expect to experience pricing pressures in connection with the sale of any products for which we obtain marketing approval, due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative proposals. Resulting legislative, administrative, or policy changes from payors may reduce payments for any products for which we obtain marketing approval and could affect future revenues.

The ACA became law in the United States in March 2010 with the goals of broadening access to health insurance, reducing or constraining the growth of healthcare spending, enhancing remedies against fraud and abuse, adding new transparency requirements for the health care and health insurance industries and imposing additional health policy reforms. Provisions of ACA may negatively affect our future revenues. For example, the ACA requires, among other things, that annual fees be paid by manufacturers for certain branded prescription drugs, that manufacturers participate in a discount program for certain outpatient drugs under Medicare Part D, and that manufacturers provide increased rebates under the Medicaid Drug Rebate Program for outpatient drugs dispensed to Medicaid recipients. The ACA also addresses a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for line extensions and expands oversight and support for the federal government’s comparative effectiveness research of services and products.

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA. As a result, there have been delays in the implementation of certain aspects of the ACA. Both Congress and President Trump have expressed their intention to repeal or repeal and replace the ACA, and as a result certain sections of the ACA have not been fully implemented or effectively repealed. The uncertainty around the future of the ACA, and in particular the impact to reimbursement levels, may lead to uncertainty or delay in the purchasing decisions of our customers, which may in turn negatively impact our product sales. If there are not adequate reimbursement levels, our business and results of operations could be adversely affected.

Beginning on April 1, 2013, Medicare payments for all items and services under Part A and B, including drugs and biologicals, and most payments to plans under Medicare Part D were reduced by 2%, or automatic spending reductions, required by the Budget Control Act of 2011, or BCA, as amended by the American Taxpayer Relief Act of 2012. The BCA requires sequestration for most federal programs, excluding Medicaid, Social Security, and certain other programs. The BCA caps the cuts to Medicare payments for items and services and payments to Part D plans at 2%. Subsequent legislation extended the 2% reduction, on average, to 2027. As long as these cuts remain in effect, they could adversely affect payment for our product candidates. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Moreover, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. There have been several U.S. Congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the effect of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

If we successfully commercialize one of our product candidates, failure to comply with our reporting and payment obligations under U.S. governmental pricing programs could have a material adverse effect on our business, financial condition and results of operations.

If we participate in the Medicaid Drug Rebate Program if and when we successfully commercialize a product candidate, we will be required to report certain pricing information for our product to the Centers for Medicare & Medicaid Services, the federal agency that administers the Medicaid and Medicare programs. We may also be required to report pricing information to the U.S. Department of Veterans Affairs. If we become subject to these reporting requirements, we will be liable for errors associated with our submission of pricing data, for failure to report pricing data in a timely manner, and for overcharging government payers, which can result in civil monetary penalties under the Medicaid statute, the federal civil False Claims Act, and other laws and regulations.

Our employees, independent contractors, principal investigators, contract research organizations, consultants or vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk that our employees, independent contractors, principal investigators, contract research organizations, consultants or vendors may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violates: FDA regulations, including those laws requiring the reporting of true, complete and accurate information to the FDA; manufacturing standards; federal and state healthcare fraud and abuse laws and regulations; or laws that require the true, complete and accurate reporting of financial information or data. Specifically, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws also involve the improper use or misrepresentation of information obtained in the course of clinical trials or creating fraudulent data in our preclinical studies or clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter misconduct by our employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Additionally, we are subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. If any such actions

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished potential profits and future earnings, and curtailment of our operations, any of which could adversely affect our business, financial condition, results of operations or prospects.

The recently passed comprehensive tax reform bill could adversely affect our business and financial condition.

On December 22, 2017, President Trump signed into law the “Tax Cuts and Jobs Act,” or TCJA, which significantly reforms the Code. The TCJA, among other things, includes changes to U.S. federal tax rates, imposes significant additional limitations on the deductibility of interest and net operating loss carryforwards, allows for the expensing of capital expenditures, and puts into effect the migration from a “worldwide” system of taxation to a territorial system. As a result of the TCJA, our net deferred tax assets and liabilities existing as of December 31, 2017 were revalued at the newly enacted U.S. corporate rate. The impact of this tax reform is uncertain and could be adverse. We urge our investors to consult with their legal and tax advisors with respect to such legislation and the potential tax consequences of investing in our common stock.

Risks Related to Employee Matters and Managing Growth

Our future success depends on our ability to retain our chief executive officer and other key executives and to attract, retain and motivate qualified personnel.

Our industry has experienced a high rate of turnover of management personnel in recent years. We are highly dependent on the development, regulatory, commercialization and business development expertise of Ankit Mahadevia, M.D., our President and Chief Executive Officer, as well as the other principal members of our management, scientific and clinical team. Although we have formal employment agreements with our executive officers, these agreements do not prevent them from terminating their employment with us at any time.

If we lose one or more of our executive officers or key employees, our ability to implement our business strategy successfully could be seriously harmed. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to develop, gain regulatory approval of and commercialize product candidates successfully. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these additional key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be engaged by entities other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to develop and commercialize product candidates will be limited.

We expect to grow our organization, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of product candidate development, regulatory affairs and sales, marketing and distribution. Our management may need to divert a disproportionate amount of its attention away from our day-to-day activities to devote time to managing these growth activities. To manage these growth activities, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. Our inability to effectively manage the expansion of our operations may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional product candidates. If our management is unable to effectively manage our expected growth, our expenses may increase more than expected, our potential ability to generate revenue could be reduced and we may not be able to implement our business strategy.

If foreign approvals are obtained, we will be subject to additional risks in conducting business in international markets.

Even if we are able to obtain approval for commercialization of a product candidate in a foreign country, we will be subject to additional risks related to international business operations, including:

•	potentially reduced protection for intellectual property rights;

•	the potential for so-called parallel importing, which is what happens when a local seller, faced with high or higher local prices, opts to import goods from a foreign market (with low or lower prices) rather than buying them locally;

•	unexpected changes in tariffs, trade barriers and regulatory requirements;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	production shortages resulting from any events affecting a product candidate and/or finished drug product supply or manufacturing capabilities abroad;

•	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters, including earthquakes, hurricanes, typhoons, floods and fires; and

•	failure to comply with Office of Foreign Asset Control rules and regulations and the Foreign Corrupt Practices Act.

These and other risks may materially adversely affect our ability to attain or sustain revenue from international markets.

We may engage in acquisitions that could disrupt our business, cause dilution to our stockholders or reduce our financial resources.

In the future, we may enter into transactions to acquire other businesses, products or technologies. If we do identify suitable candidates, we may not be able to make such acquisitions on favorable terms, or at all. Any acquisitions we make may not strengthen our competitive position, and these transactions may be viewed negatively by customers or investors. We may decide to incur debt in connection with an acquisition or issue our common stock or other equity securities to the stockholders of the acquired company, which would reduce the percentage ownership of our existing stockholders. We could incur losses resulting from undiscovered liabilities of the acquired business that are not covered by the indemnification we may obtain from the seller. In addition, we may not be able to successfully integrate the acquired personnel, technologies and operations into our existing

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

business in an effective, timely and nondisruptive manner. Acquisitions may also divert management attention from day-to-day responsibilities, increase our expenses and reduce our cash available for operations and other uses. We cannot predict the number, timing or size of future acquisitions or the effect that any such transactions might have on our operating results.

Risks Related to Our Common Stock and this Offering

The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for the purchasers of our common stock in this offering.

If you purchase shares in this offering, you may not be able to resell those shares at or above the public offering price. The trading price of the shares has fluctuated, and is likely to continue to fluctuate substantially. The trading price of our securities depends on a number of factors, including those described in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance. In addition, although the shares are listed on The Nasdaq Global Select Market, we cannot assure you that a trading market for those shares will be maintained.

Since the shares were sold at our initial public offering in November 2017 at a price of $14.00 per share, the price per share has ranged as low as $        and as high as $        through                    , 2018. The market price for our common stock may be influenced by many factors, including:

•	the success of existing or new competitive products or technologies;

•	the timing of clinical trials of SPR994 and any other product candidate;

•	results of clinical trials of SPR994 and any other product candidate;

•	failure or discontinuation of any of our development programs;

•	results of clinical trials of product candidates of our competitors;

•	regulatory or legal developments in the United States and other countries;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	the level of expenses related to any of our product candidates or clinical development programs;

•	the results of our efforts to develop, in-license or acquire additional product candidates or products;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	announcement or expectation of additional financing efforts;

•	sales of our common stock by us, our insiders or other stockholders;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in estimates or recommendations by securities analysts, if any, that cover our stock;

•	changes in the structure of healthcare payment systems;

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

•	market conditions in the pharmaceutical and biotechnology sectors;

•	general economic, industry and market conditions; and

•	the other factors described in this “Risk Factors” section.

In addition, the stock market has experienced significant volatility, particularly with respect to pharmaceutical, biotechnology and other life sciences company stocks. The volatility of pharmaceutical, biotechnology and other life sciences company stocks often does not relate to the operating performance of the companies represented by the stock. In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

If securities or industry analysts do not or do not continue to publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our common stock relies in part on the research and reports that securities or industry analysts publish about us or our business. If few analysts commence coverage of us, the trading price of our stock would likely decrease. If one or more of the analysts covering our business downgrade our stock or change their opinion of our stock, our share price would likely decline. In addition, if one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

If you purchase shares of common stock in this offering, you will suffer substantial and immediate dilution of your investment.

You will suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase in this offering. The public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. Based on a public offering price of $        per share, which is the last reported sale price of our common stock on                     , 2018, you will experience immediate dilution of $        per share, representing the difference between our net tangible book value per share, after giving effect to this offering, and the public offering price. See the “Dilution” section for a more detailed description of the dilution to new investors in the offering.

We have broad discretion in the use of our cash reserves, including the net proceeds from this offering, and may not use them effectively.

Our management will have broad discretion in the application of our cash reserves, including the proceeds from our IPO and from this offering, and could spend these funds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our product candidates. Pending their use, we may invest our cash reserves in a manner that does not produce income or that loses value.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act and may remain an emerging growth company for up to five years. For so long as we remain an emerging growth company, we are permitted

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and we will therefore be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We have incurred and will continue to incur increased costs as a result of operating as a public company, and our management devotes substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an “emerging growth company,” we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The Nasdaq Global Select Market and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors.

We are evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to Section 404 of the Sarbanes-Oxley Act, we will be required to furnish a report by our management on our internal control over financial reporting beginning with our second filing of an Annual Report on Form 10-K with the SEC after we become a public company. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

A significant portion of our total outstanding shares may be sold into the market in the near future, which could cause the market price of our common stock to decline significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares of common stock intend to sell shares, could reduce the market price of our common stock. All lock-up agreements entered into in connection with our initial public offering expired on April 30, 2018. Our outstanding shares of common stock may be freely sold in the public market at any time to the extent permitted by Rules 144 and 701 under the Securities Act of 1933, as amended (the “Securities Act”), or to the extent that such shares have already been registered under the Securities Act and are held by non-affiliates of ours. Moreover, holders of a substantial number of shares of our common stock have rights, subject to conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also have registered all shares of common stock that we may issue under our equity compensation plans or that are issuable upon exercise of outstanding options. These shares can be freely sold in the public market upon issuance and once vested, subject to volume limitations applicable to affiliates. If any of these additional shares are sold, or if it is perceived that they will be sold, in the public market, the market price of our common stock could decline.

We do not anticipate paying any cash dividends on our capital stock in the foreseeable future. Accordingly, stockholders must rely on capital appreciation, if any, for any return on their investment.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the operation, development and growth of our business. To the extent that we enter into any future debt agreements, the terms of such agreements may also preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be our stockholders’ sole source of gain for the foreseeable future.

Our executive officers, directors and principal stockholders and their affiliates, if they choose to act together, continue to have the ability to exercise significant influence over all matters submitted to stockholders for approval.

As of March 31, 2018, our executive officers and directors, combined with our stockholders who as of such date owned more than 5% of our outstanding common stock, in the aggregate, beneficially own shares representing approximately 76% of our capital stock, or    % after giving effect to the offering. As a result, if these stockholders were to choose to act together, they would be able to control all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership control may:

•	delay, defer or prevent a change in control;

•	entrench our management and/or our board of directors; or

•	impede a merger, consolidation, takeover or other business combination involving us that other stockholders may desire.

See the “Principal Stockholders” section of this prospectus for more information regarding the ownership of our outstanding common stock by our executive officers, directors, principal stockholders and their affiliates.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Provisions in our corporate charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and amended and restated by-laws may discourage, delay or prevent a merger, acquisition or other change in control of us that our stockholders may consider favorable, including transactions in which our stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions:

•	establish a classified board of directors such that all members of the board are not elected at one time;

•	allow the authorized number of our directors to be changed only by resolution of our board of directors;

•	limit the manner in which stockholders can remove directors from our board of directors;

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on at stockholder meetings;

•	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by our stockholders by written consent;

•	limit who may call a special meeting of stockholders;

•	authorize our board of directors to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors; and

•	require the approval of the holders of at least 75% of the votes that all of our stockholders would be entitled to cast to amend or repeal certain provisions of our certificate of incorporation or by-laws.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. This could discourage, delay or prevent someone from acquiring us or merging with us, whether or not it is desired by, or beneficial to, our stockholders.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts contained in this prospectus are forward-looking statements. In some cases, you can identify forward-looking statements by words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would,” or the negative of these words or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

•	our use of the net proceeds from this offering;

•	the initiation, timing, progress and results of our preclinical studies and clinical trials, and our research and development programs;

•	our ability to retain the continued service of our key professionals and to identify, hire and retain additional qualified professionals;

•	our ability to advance product candidates into, and successfully complete, clinical trials;

•	the timing or likelihood of regulatory filings and approvals;

•	the commercialization of our product candidates, if approved;

•	the pricing, coverage and reimbursement of our product candidates, if approved;

•	the implementation of our business model, strategic plans for our business and product candidates and our Potentiator Platform;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our Potentiator Platform;

•	our ability to enter into strategic arrangements and/or collaborations and the potential benefits of such arrangements;

•	our estimates regarding expenses, capital requirements and needs for additional financing;

•	our financial performance; and

•	developments relating to our competitors and our industry.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

statements will be achieved or occur. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to new information, actual results or to changes in our expectations, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance, and events and circumstances may be materially different from what we expect.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $        million from our sale of common stock in this offering, or approximately $        million if the underwriters exercise their option to purchase additional shares in full, based on an assumed public offering price of $        per share, which is the last reported sale price of our common stock on The Nasdaq Global Select Market on                     , 2018, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to fund (i) the planned pivotal Phase 3 clinical trial of SPR994 through the topline data readout; (ii) the clinical development of the Potentiator platform (SPR206 and/or SPR741) to the initiation of a Phase 2 clinical trial; and (iii) the clinical development of SPR720 through a Phase 1 clinical trial, and the remainder for working capital and other general corporate purposes. We believe opportunities may exist from time to time to expand our current business through acquisitions or in-licensing of complementary companies, medicines or technologies. While we have no current agreements, commitments or understandings for any specific acquisitions or in-licensing at this time, we may use a portion of the net proceeds for these purposes.

This expected use of the net proceeds to us from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our research and development efforts, the status of and results from clinical trials, any collaborations that we may enter into with third parties for our programs, any unforeseen cash needs and the factors described in “Risk Factors”. Accordingly, our management will have broad discretion in applying the net proceeds from this offering. An investor will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds.

Based on our current plans, we believe that our existing cash and cash equivalents, together with the net proceeds from this offering, will be sufficient to enable us to fund our operating expenses and capital expenditure requirements through                    . We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. We do not expect the net proceeds from this offering and our existing cash and cash equivalents to be sufficient to fund the development of our product candidates through regulatory approval and commercialization. In particular, we anticipate that those funds will not be sufficient to enable us to complete our planned pivotal Phase 3 clinical trial of SPR994. We will need to raise substantial additional funds before we can expect to commercialize any products, if approved. We may satisfy our future cash needs through the sale of equity securities, debt financings, working capital lines of credit, corporate collaborations or license agreements, grant funding, interest income earned on invested cash balances or a combination of one or more of these sources.

Pending their use as described above, we plan to invest the net proceeds from this offering in short-term, interest-bearing obligations, investment-grade instruments, and certificates of deposit or guaranteed obligations of the U.S. government.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

MARKET PRICE OF OUR COMMON STOCK

Our common stock has been listed on The Nasdaq Global Select Market under the symbol “SPRO” since November 1, 2017. Prior to that time, there was no public market for our common stock. The following table sets forth for the periods indicated the high and low sales prices per share of our common stock as reported on the NYSE:

	Low	High
2017:
Fourth quarter (beginning November 1, 2017 through December 31, 2017	$9.85	$15.40
2018:
First quarter	$9.66	$14.61
Second quarter (beginning April 1, 2018 through , 2018)

On                     , 2018, the closing price of our common stock as reported on The Nasdaq Global Select Market was $        per share. As of                     , 2018, we had approximately            stockholders of record.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, for use in the operation of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future determination to declare and pay dividends will be made at the discretion of our board of directors and will depend on various factors, including applicable laws, our results of operations, our financial condition, our capital requirements, general business conditions, our future prospects and other factors that our board of directors may deem relevant. Additionally, our ability to pay dividends on our capital stock could be limited by terms and covenants of any future indebtedness. Investors should not purchase our common stock with the expectation of receiving cash dividends.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

CAPITALIZATION

The following table sets forth our cash, cash equivalents, marketable securities and our capitalization as of March 31, 2018:

•	on an actual basis;

•	on an as adjusted basis to give further effect to our issuance and sale of shares of our common stock in this offering at an assumed public offering price of $ per share, which is the last reported sale price of our common stock on The Nasdaq Global Select Market on , 2018, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The as adjusted information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus and “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus.

	As of March 31, 2018
	Actual	As Adjusted(1)
	(dollars in thousands)
Cash and cash equivalents	$52,552	$
Marketable securities	22,841

Stockholders’ equity
Common stock, $0.001 par value; 60,000,000 shares authorized, 14,369,182 shares issued and outstanding, actual, shares authorized, issued or outstanding, as adjusted	$14	$
Additional paid-in capital	182,042
Accumulated deficit	(107,484)
Accumulated other comprehensive loss	(29)

Total Spero Therapeutics, Inc. stockholders’ equity	74,543
Non-controlling interests	355

Total stockholders’ equity	74,898

Total capitalization	$74,898	$

(1)	The as adjusted information is illustrative only and will change based on the actual public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed public offering price of $ per share, which is the last reported sale price of our common stock on , 2018, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by $ million, assuming no change in the assumed public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

The number of shares of our common stock to be outstanding after this offering is based on 14,369,182 shares of our common stock outstanding as of March 31, 2018, and excludes:

•	2,129,082 shares of common stock issuable upon the exercise of outstanding stock options as of March 31, 2018, having a weighted average exercise price of $7.60 per share; and

•	567,319 shares of common stock available for future issuance as of March 31, 2018 under our 2017 Stock Incentive Plan, as amended, or the 2017 Plan, as well as any automatic increases in the number of shares of our common stock reserved for issuance under the 2017 Plan.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the public offering price per share of common stock and the as adjusted net tangible book value per share of common stock immediately after this offering.

As of March 31, 2018, our historical net tangible book value was $74.9 million, or $5.21 per share of common stock. Our historical net tangible book value per share is equal to our total tangible assets, less total liabilities, divided by the number of outstanding shares of our common stock. After giving effect to the sale of             shares of common stock in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, at the public offering price of $             per share, our as adjusted net tangible book value as of March 31, 2018 would have been approximately $             million, or approximately $             per share of common stock. This represents an immediate increase in as adjusted net tangible book value of $             per share to our existing stockholders and an immediate dilution of $             per share to investors participating in this offering.

The following table illustrates this dilution on a per share basis:

Assumed public offering price per share		$
Historical net tangible book value (deficit) per share as of March 31, 2018	$5.21
Increase per share attributable to new investors
As adjusted net tangible book value per share after this offering
Dilution per share to new investors purchasing common stock in this offering		$

A $1.00 increase (decrease) in the assumed public offering price of $             per share, which the last reported sale price of our common stock on                    , 2018, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by $         million, assuming no change in the assumed public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, the as adjusted net tangible book value per share after this offering would be $        , representing an immediate increase in as adjusted net tangible book value per share of $             to existing stockholders and immediate dilution in as adjusted net tangible book value per share of $             to new investors purchasing common stock in this offering, assuming a public offering price of $             per share, which is the last reported sale price of our common stock on The Nasdaq Global Select Market on                    , 2018.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

The following table summarizes, as of March 31, 2018, on the as adjusted basis described above, the total number of shares of common stock purchased from us on an as converted to common stock basis, the total consideration paid or to be paid, and the average price per share paid or to be paid by existing stockholders and by new investors in this offering at an assumed public offering price of $             per share, which is the last reported sale price of our common stock on The Nasdaq Global Select Market on                    , 2018, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration				Average Price Per Share
	Number	Percentage		Amount		Percentage
Existing stockholders	14,369,182		%		$179,938,493		%		$12.52
Investors participating in this offering								$

Total			%	$			%

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters exercise their option to purchase additional shares in full, the number of shares of our common stock held by existing stockholders would be reduced to     % of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors participating in this offering would be increased to     % of the total number of shares of our common stock outstanding after this offering.

The number of shares of our common stock to be outstanding after this offering is based on 14,369,182 shares of our common stock outstanding as of March 31, 2018, and excludes:

•	2,129,082 shares of common stock issuable upon the exercise of outstanding stock options as of March 31, 2018, having a weighted average exercise price of $7.60 per share; and

•	567,319 shares of common stock available for future issuance as of March 31, 2018 under our 2017 Stock Incentive Plan, as amended, or the 2017 Plan, as well as any automatic increases in the number of shares of our common stock reserved for issuance under the 2017 Plan.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. The selected consolidated financial data contained in this section are not intended to replace our consolidated financial statements and the related notes. We have derived the consolidated statement of operations data for the years ended December 31, 2015, 2016 and 2017 and the consolidated balance sheet data as of December 31, 2016 and 2017 from our audited consolidated financial statements appearing elsewhere in this prospectus. The consolidated statement of operations data for the three months ended March 31, 2017 and 2018 and the consolidated balance sheet data as of March 31, 2018 have been derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus and have been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial information in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future, and our results for any interim period are not necessarily indicative of results that may be expected for any full year.

	Year Ended December 31,			Three Months Ended March 31,
	2015	2016	2017	2017	2018
	(In thousands, except share and per share data)
Consolidated Statement of Operations Data:
Grant revenue	$—	$335	$1,979	$140	$1,153

Operating expenses:
Research and development	11,125	26,333	32,869	5,999	8,925
General and administrative	2,202	7,223	10,840	1,740	3,044

Total operating expenses	13,327	33,556	43,709	7,739	11,969

Loss from operations	(13,327)	(33,221)	(41,730)	(7,599)	(10,816)
Other income (expense):
Change in fair value of derivative liabilities	174	580	1,541	1,199	—
Interest income and other income (expense), net	—	—	303	(11)	172

Total other income (expense), net	174	580	1,844	1,188	172

Net loss	(13,153)	(32,641)	(39,886)	(6,411)	(10,644)
Less: Net loss attributable to non-controlling interest	(2,999)	(7,150)	(1,143)	(535)	—

Net loss attributable to Spero Therapeutics, Inc.	(10,154)	(25,491)	(38,743)	(5,876)	(10,644)
Accrued return on preferred shares	(932)	(3,441)	(6,146)	(1,236)	—
Accretion of redeemable bridge units and redeemable convertible preferred shares to redemption value	(2,341)	(996)	(1,208)	(18)	—

Net loss attributable to common stockholders of Spero Therapeutics, Inc.	$(13,427)	$(29,928)	$(46,097)	$(7,130)	$(10,644)

Net loss per share attributable to common stockholders of Spero Therapeutics, Inc. per share, basic and diluted(1)	$(53.11)	$(95.87)	$(17.82)	$(21.60)	$(0.74)

Weighted average shares outstanding, basic and diluted(1):	$253	$312	$2,587	$330	$14,369

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

(1)	See Note 15 to our consolidated financial statements for the year ended December 31, 2017 and Note 12 to our consolidated financial statements for the three months ended March 31, 2018 appearing elsewhere in this prospectus for further details on the calculation of basic and diluted net loss per share attributable to common stockholders of Spero Therapeutics, Inc.

	As of December 31,		As of March 31, 2018
	2016	2017
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$10,315	$87,288	$52,552
Marketable securities	—	—	22,841
Working capital(1)	4,954	83,902	73,904
Total assets	13,772	93,479	81,059
Bridge units	7,924	—	—
Redeemable convertible preferred units	47,685	—	—
Total stockholders’ equity (deficit)	(49,248)	84,957	74,898

(1)	We define working capital as current assets less current liabilities.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected Consolidated Financial Data” section of this prospectus and our consolidated financial statements and related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a multi-asset, clinical-stage biopharmaceutical company focused on identifying, developing and commercializing novel treatments for MDR bacterial infections. Our most advanced product candidate, SPR994, is designed to be the first broad-spectrum oral carbapenem-class antibiotic for use in adults to treat MDR Gram-negative infections. Treatment with effective orally administrable antibiotics may prevent hospitalizations for serious infections and enable earlier, more convenient and cost-effective treatment of patients after hospitalization. We also have a platform technology known as our Potentiator Platform that we believe will enable us to develop drugs that will expand the spectrum and potency of existing antibiotics, including formerly inactive antibiotics, against Gram-negative bacteria. Our lead product candidates generated from our Potentiator Platform are two intravenous, or IV,-administered agents, SPR741 and SPR206, designed to treat MDR Gram-negative infections in the hospital setting. In addition, we are developing SPR720, an oral antibiotic designed for the treatment of pulmonary non-tuberculous mycobacterial infections. We believe that our novel product candidates, if successfully developed and approved, would have a meaningful patient impact and significant commercial applications for the treatment of MDR infections in both the community and hospital settings. Since our inception in 2013, we have focused substantially all of our efforts and financial resources on organizing and staffing our company, business planning, raising capital, acquiring and developing product and technology rights, building our intellectual property portfolio and conducting research and development activities for our product candidates. We do not have any products approved for sale and have not generated any revenue from product sales.

On November 6, 2017, we completed an initial public offering, or IPO, of our common stock, and issued and sold 5,500,000 shares of common stock at a public offering price of $14.00 per share, resulting in net proceeds of $71.6 million after deducting underwriting discounts and commissions but before deducting offering costs. On November 14, 2017, we issued and sold an additional 471,498 shares of our common stock at the IPO price of $14.00 per share pursuant to the underwriters’ partial exercise of their option to purchase additional shares of common stock, resulting in additional net proceeds of $6.1 million after deducting underwriting discounts. Aggregate net proceeds from the IPO totaled $74.2 million after deducting underwriting discounts, commissions and offering costs.

Prior to the IPO, we funded our operations with proceeds from the sale of preferred units and bridge units and payments received under a concluded collaboration agreement and funding from government contracts. Our ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of one or more of our product candidates. As of March 31, 2018, we had an accumulated deficit of $107.5 million. We expect to continue to incur significant expenses and increasing operating losses for at least the next several years.

We will not generate revenue from product sales unless and until we successfully complete clinical development and obtain regulatory approval for our product candidates. If we obtain regulatory approval for any of our product candidates and do not enter into a commercialization partnership, we expect to incur significant

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

expenses related to developing our internal commercialization capability to support product sales, marketing and distribution. Further, we expect to incur additional costs associated with operating as a public company.

As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of equity offerings, debt financings, government funding arrangements, collaborations, strategic alliances and marketing, distribution or licensing arrangements. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back or discontinue the development and commercialization of one or more of our product candidates.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

As of March 31, 2018, we had cash, cash equivalents and marketable securities of $75.4 million. We believe that our existing cash, cash equivalents and marketable securities, together with the proceeds of this offering, will enable us to fund our operating expenses and capital expenditure requirements through                .

Recent Developments

Initiation of Phase 1 Clinical Trial of SPR994 in Australia

In October 2017, we initiated our Phase 1 clinical trial of SPR994 in Australia. SPR994 is our novel antibiotic with potential to be the first broad-spectrum oral carbapenem approved for use in adults. The trial is designed as a double-blind, placebo-controlled, ascending dose, multi-cohort study to assess the safety, tolerability, food effect and pharmacokinetics of SPR994 in healthy subjects. We expect to report top-line data from this trial in mid-2018. Thereafter, we plan to request a pre-Phase 3 meeting with the FDA to confirm that no additional clinical trials or preclinical studies are required prior to initiating a Phase 3 clinical trial. Subject to feedback from the FDA, we plan to submit an IND and to obtain agreement on the clinical trial protocol in late 2018 and expect to initiate the pivotal Phase 3 clinical trial of SPR994 for the treatment of cUTI around year-end 2018 in support of a new drug application, or NDA.

Initiation of Phase 1b Clinical Trial of Potentiator SPR741 in the United Kingdom

In late November 2017, as described below, we initiated our Phase 1b drug-drug interaction clinical trial of SPR741 in the United Kingdom. SPR741 is one of our lead product candidates generated from our Potentiator Platform, such candidates currently consisting of SPR741 and SPR206, which are IV-administered agents designed to treat MDR Gram-negative infections in the hospital setting. SPR741 is our co-administered product candidate designed to expand the spectrum and increase the potency of a partner antibiotic when administered in combination, and SPR206 is designed to have an antibiotic activity as a single agent. In preclinical studies, SPR741 has shown an ability to potentiate over two dozen existing antibiotics and enable activity against Gram-negative pathogens.

The Phase 1b trial enrolled 27 healthy volunteers to evaluate SPR741 as a single dose in combination with compounds from the beta-lactam class of antibiotics, including cephalosporins (such as ceftazidime), monobactams (such as aztreonam) and beta-lactams/beta-lactamase inhibitors (such as piperacillin/tazobactam). The trial was designed to assess the impact, if any, on the standalone pharmacokinetics of SPR741 or the standalone pharmacokinetics of the beta-lactam combination drug when the two are dosed together as a single dose. We anticipate top-line data from this Phase 1b trial during the second quarter of 2018.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

In addition, we continue to advance the development of our direct-acting Potentiator Platform molecules, exemplified by our product candidate SPR206. SPR206 is designed to have antibiotic activity as a single agent against MDR and extremely drug resistant, or XDR, bacterial strains, including variants isolated in Pseudomonas aeruginosa, Acinetobacter baumannii and carbapenem-resistant Enterobacteriaceae.

In addition to our lead program SPR994, we intend to prioritize our IV Potentiator product candidates for further clinical development based on which program we believe represents the best opportunity for us within an optimal timeframe, factoring in the choices we must make to best deploy our capital resources. Accordingly, for the balance of 2018, our internal operational plans and budget and our estimate of our cash runway being sufficient to fund our operating expenses and capital expenditure requirements through late in the second quarter of 2019 are based on us funding the development of SPR994 and SPR720 and either SPR206 or SPR741 during that period. We may seek partnering opportunities or other non-dilutive funding for further clinical development of the Potentiator candidate we elect to deprioritize.

Components of Our Results of Operations

Grant Revenue

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from the sale of products in the foreseeable future. If our development efforts for our product candidates are successful and result in regulatory approval, we may generate revenue in the future from product sales. We cannot predict if, when, or to what extent we will generate revenue from the commercialization and sale of our product candidates. We may never succeed in obtaining regulatory approval for any of our product candidates.

To date, all of our revenue has been derived from government awards. We expect that our revenue for the next several years will be derived primarily from payments under our government awards that we may enter into in the future.

U.S. Department of Defense

In September 2016, we were awarded a cooperative agreement with the U.S. Department of Defense to further develop anti-infective agents to combat Gram-negative bacteria. The agreement is structured as a single, two-year $1.5 million award. We are eligible for the full funding from DoD and there are no options to be exercised at a later date. The DoD funding supports next-generation potentiator discovery and screening of SPR741 partner antibiotics. We receive funding under the DoD award as we incur qualifying expenses.

NIAID

In February 2017, we received an award from the U.S. National Institute of Allergy and Infectious Diseases to conduct additional preclinical studies of SPR720. The award is structured as a 12-month $0.6 million base period, which has already been committed, and a $0.4 million option period. In February 2018 NIAID exercised the $0.4 million 12-month option period. We receive funding under the NIAID award as we incur qualifying expenses.

In June 2016, we entered into agreements with Pro Bono Bio PLC, a corporation organized under the laws of England, and certain of its affiliates, including PBB Distributions Limited and Cantab Anti-Infectives Limited, in order to acquire certain intellectual property and government funding arrangements relating to SPR206. Under these agreements, CAI agreed to submit a request to NIAID to assign the CAI-held NIAID contract to us. The NIAID contract provides for total development funding of up to $6.0 million over a base period and three option periods. To date, funding for the base period and the first two option periods totaling $5.4 million have been committed. Novation of the NIAID contract was finalized in December 2017. We will pay PBB a percentage of funds received from NIAID up to a maximum of $1.3 million, of which $0.3 million was paid upfront to PBB as part of this agreement. During the three months ended March 31, 2018, we recorded approximately $0.1 million in amounts payable to PBB under this agreement.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

CARB-X

In April 2017, we received an award from the Combating Antibiotic Resistant Bacteria Biopharmaceutical Accelerator, a public-private partnership funded by the Biomedical Advanced Research and Development Authority within the U.S. Department of Health and Human Services, to be used to screen, identify and complete Phase 1 clinical trials with at least one partner compound for SPR741, one of our lead potentiator product candidates. The award committed funding of $1.5 million over a 12-month period. In March 2018, CARB-X committed an additional $0.4 million related to the first option for a period from December 1, 2017 to March 31, 2018. There will be no additional options exercised under the CARB-X award. We receive funding from CARB-X as we incur qualifying expenses.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for our research activities, including our drug discovery efforts, and the development of our product candidates, which include:

•	employee-related expenses, including salaries, related benefits, travel and share-based compensation expense for employees engaged in research and development functions;

•	expenses incurred in connection with the preclinical and clinical development of our product candidates, including under agreements with contract research organizations, or CROs;

•	the cost of consultants and contract manufacturing organizations, or CMOs, that manufacture drug products for use in our preclinical studies and clinical trials;

•	facilities, depreciation and other expenses, which include direct and allocated expenses for rent and maintenance of facilities, insurance and supplies; and

•	payments made under third-party licensing agreements.

Prior to novation of the NIAID contract to us, under our agreements with PBB and certain of its affiliates, CAI continued to perform research and development at our direction. We paid CAI for such research and development services at an agreed-upon rate that took into consideration costs incurred by CAI, net of amounts reimbursed to CAI by NIAID. Thus, prior to novation of the NIAID contract to us, the amount we record as research and development expenses is net of the NIAID reimbursement amount that CAI received. We also paid CAI a portion of the NIAID reimbursement received at rates specified in the agreement, which we also recorded as research and development expense.

Since the fourth quarter of 2016, we have recorded research and development expenses for our SPR741 program conducted by our Australian subsidiary net of a 43.5% research and development tax incentive we expect to receive for qualified expenses from the Australian government.

We expense research and development costs as incurred. Nonrefundable advance payments we make for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. The prepaid amounts are expensed as the related goods are delivered or the services are performed.

Our direct research and development expenses are tracked on a program-by-program basis and consist primarily of external costs, such as fees paid to consultants, contractors, CMOs and CROs in connection with our preclinical and clinical development activities. License fees and other costs incurred after a product candidate has

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

been designated and that are directly related to the product candidate are included in direct research and development expenses for that program. License fees and other costs incurred prior to designating a product candidate are included in early stage research programs. We do not allocate employee costs, costs associated with our preclinical programs or facility expenses, including depreciation or other indirect costs, to specific product development programs because these costs are deployed across multiple product development programs and, as such, are not separately classified. The table below summarizes our research and development expenses incurred by development program:

	Year Ended December 31,			Three Months Ended March 31,
	2015	2016	2017	2017	2018
	(in thousands)
Direct research and development expenses by program:
SPR994	$—	$989	$9,803	$1,189	$2,352
SPR741	6,144	11,728	10,381	1,840	866
SPR720	—	1,181	1,585	670	364
SPR206	—	—	1,437	—	2,575
Preclinical programs	2,479	6,510	1,337	450	31
Unallocated expenses:
Personnel related (including share-based compensation)	1,742	3,633	5,724	1,327	1,831
Facility related and other	760	2,292	2,602	523	906

Total research and development expenses	$11,125	$26,333	$32,869	$5,999	$8,925

Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will increase substantially in connection with our planned clinical and preclinical development activities in the near term and in the future as we initiate additional clinical trials and other studies of SPR994 and our other product candidates, continue to discover and develop additional product candidates, hire additional clinical, scientific and commercial personnel and acquire or in-license other product candidates and technologies.

At this time, we cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the preclinical and clinical development of any of our product candidates. The successful development and commercialization of our product candidates is highly uncertain. This is due to the numerous risks and uncertainties, including the following:

•	successful completion of clinical trials with safety, tolerability and efficacy profiles that are satisfactory to the FDA or any comparable foreign regulatory authority;

•	receipt of marketing approvals from applicable regulatory authorities;

•	establishment of arrangements with third-party manufacturers to obtain manufacturing supply;

•	obtainment and maintenance of patent, trade secret protection and regulatory exclusivity, both in the United States and internationally, including our ability to maintain our license agreement with Meiji with respect to SPR994;

•	protection of our rights in our intellectual property portfolio;

•	launch of commercial sales of SPR994 and our other product candidates, if approved, whether alone or in collaboration with others;

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

•	acceptance of SPR994 and our other product candidates, if approved, by patients, the medical community and third-party payors;

•	competition with other therapies; and

•	a continued acceptable safety profile of SPR994 and our other product candidates, if approved.

A change in the outcome of any of these variables with respect to the development of any of our product candidates would significantly change the costs and timing associated with the development of that product candidate. We may never succeed in obtaining regulatory approval for any of our product candidates.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related costs, including share-based compensation, for personnel in executive, finance and administrative functions. General and administrative expenses also include direct and allocated facility-related costs as well as professional fees for legal, patent, consulting, investor and public relations, accounting and audit services. We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support our continued research activities and development of our product candidates. We also anticipate that we will incur increased accounting, audit, legal, regulatory, compliance, and director and officer insurance costs as well as investor and public relations expenses associated with operating as a public company.

Other Income (Expense)

Change in Fair Value of Derivative Liabilities

Contingent Prepayment Options. Bridge units issued to our investors in 2016 were automatically convertible into equity units sold in a subsequent round of qualified financing at a discounted rate. We refer to these automatic conversion features as contingent prepayment options. We classified the contingent prepayment options as a derivative liability on our consolidated balance sheet that we remeasured to fair value at each reporting date, and we recognized changes in the fair value of the derivative liability associated with the contingent prepayment options as a component of other income (expense) in our consolidated statement of operations and comprehensive loss. The contingent prepayment options were settled in the first quarter of 2017 upon the issuance of Class C preferred units.

Anti-Dilution Rights. In connection with the issuance of non-controlling interests in certain of our subsidiaries, specifically Spero Potentiator, Inc., Spero Europe, Ltd. and Spero Gyrase, Inc., we granted the minority investors the right to maintain ownership interests at no additional cost, subject to a maximum ownership percentage, which rights we refer to collectively as anti-dilution rights. We classified the anti-dilution rights as derivative liabilities on our consolidated balance sheet that we remeasured to fair value at each reporting date, and we recognized changes in the fair value of the derivative liabilities associated with the anti-dilution rights as a component of other income (expense) in our consolidated statement of operations and comprehensive loss. As of December 31, 2016, anti-dilution rights related to Spero Potentiator, Inc. were fully settled as the maximum number of shares to be issued to the minority investor had been reached in August 2016. In May 2017, we repurchased 100% of the minority investor’s outstanding shares in Spero Europe, Ltd. and settled the anti-dilution rights associated with the shares.

As of March 31, 2018 and December 31, 2017, the derivative liability of $0.2 million recorded on our consolidated balance sheet relates only to the anti-dilution rights held by the minority investor in Spero Gyrase, Inc.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Interest Income and Other Income (Expense), Net

Interest income consists of interest earned on our cash equivalents, which are invested in money market accounts. Our interest income has not been significant due to nominal investment balances and low interest earned on those balances. Other income (expense), net, consists of insignificant amounts of miscellaneous income and expenses unrelated to our core operations.

Income Taxes

Since our inception, we have not recorded any income tax benefits for the net losses we have incurred in each year or for our earned research and development tax credits, as we believe, based upon the weight of available evidence, that it is more likely than not that all of our net operating loss carryforwards and tax credits will not be realized. As of December 31, 2017, we had federal and state net operating loss carryforwards of $76.4 million and $76.0 million, respectively, which may be available to offset future income tax liabilities and begin to expire in 2033. In addition, as of December 31, 2017, we had foreign net operating loss carryforwards of $4.3 million, which may be available to offset future income tax liabilities and do not expire. As of December 31, 2017, we also had federal and state research and development tax credit carryforwards of $1.7 million and $0.4 million, respectively, which begin to expire in 2033 and 2028, respectively. We have recorded a full valuation allowance against our net deferred tax assets at each balance sheet date.

On June 30, 2017, we completed a series of transactions, or the Reorganization, pursuant to which Spero Therapeutics, LLC merged with and into Spero Therapeutics, Inc., a Delaware corporation (formerly known as Spero OpCo, Inc.), with Spero Therapeutics, Inc. continuing as the surviving corporation. Prior to the Reorganization, our former parent company, Spero Therapeutics, LLC, was treated as a partnership for federal income tax purposes and, therefore, its owners, and not itself, were subject to U.S. federal or state income taxation on the income of Spero Therapeutics, LLC. Prior to the Reorganization, all of Spero Therapeutics, LLC’s directly held subsidiaries (including Spero Therapeutics, Inc.) were treated as corporations for U.S. federal income tax purposes and were subject to taxation in the United States or in other countries. Upon the Reorganization, Spero Therapeutics, Inc., whose consolidated financial statements are presented in this prospectus, became the parent company for Spero Therapeutics, LLC’s former subsidiaries and these entities continue to be subject to taxation in the United States or in other countries.

Net Income (Loss) Attributable to Non-Controlling Interests

Net income (loss) attributable to non-controlling interests in our consolidated statement of operations and comprehensive loss is a result of minority investments in our subsidiaries, Spero Europe, Ltd., Spero Potentiator, Inc., Spero Cantab, Inc. and Spero Gyrase, Inc., and consists of the portion of the net income or loss of these subsidiaries that is not allocated to us. Changes in the amount of net income (loss) attributable to non-controlling interests are directly impacted by changes in the net income or loss of our consolidated subsidiaries and by the ownership percentage of the minority investors.

In May 2017, we repurchased 100% of the issued and outstanding shares of Spero Europe, Ltd. held by the minority investor. In June 2017, we repurchased 100% of the issued and outstanding shares of Spero Potentiator, Inc. held by the minority investor. In July 2017, we repurchased 100% of the issued and outstanding shares of Spero Cantab, Inc. held by the minority investor. As a result of these repurchases of the non-controlling interests, for periods subsequent to each repurchase, we no longer attribute net income (loss) to the non-controlling interest. As of March 31, 2018, the remaining non-controlling interest relates only to Spero Gyrase, Inc.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Results of Operations

Comparison of the three months ended March 31, 2018 and 2017

The following table summarizes our results of operations for the three months ended March 31, 2018 and 2017:

	Three Months Ended March 31,
	2018	2017	$ Change
	(in thousands)
Grant revenue	$1,153	$140	$1,013

Operating expenses:
Research and development	8,925	5,999	2,926
General and administrative	3,044	1,740	1,304

Total operating expenses	11,969	7,739	4,230

Loss from operations	(10,816)	(7,599)	(3,217)

Other income (expense):
Change in fair value of derivative liabilities	—	1,199	(1,199)
Interest income and other income (expense), net	172	(11)	183

Total other income (expense), net	172	1,188	(1,016)

Net loss	(10,644)	(6,411)	(4,233)
Less: Net loss attributable to non-controlling interest	—	(535)	535

Net loss attributable to Spero Therapeutics, Inc.	$(10,644)	$(5,876)	$(4,768)

Grant Revenue

Grant revenue recognized during the three months ended March 31, 2018 consisted of the reimbursement of qualifying expenses incurred in connection with our various government awards, including $0.5 million under our awards with NIAID related to our SPR720 program, $0.1 million under our award from the DoD related to our SPR741 program, and $0.5 million under our CARB-X award related to our SPR741 program. Grant revenue recognized during the three months ended March 31, 2017, was primarily related to $0.1 million under our award from the DoD related to our SPR741 program.

Research and Development Expenses

	Three Months Ended March 31,
	2018	2017	$ Change
	(in thousands)
Direct research and development expenses by program:
SPR994	$2,352	$1,189	$1,163
SPR741	866	1,840	(974)
SPR720	364	670	(306)
SPR206	2,575	—	2,575
Preclinical programs	31	450	(419)
Unallocated expenses:
Personnel related (including share-based compensation)	1,831	1,327	504
Facility related and other	906	523	383

Total research and development expenses	$8,925	$5,999	$2,926

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Direct costs related to our related to our SPR994 program increased during the three months ended March 31, 2018 compared to the three months ended March 31, 2017 primarily due to expenses related to our Phase 1 clinical trial, which commenced in October 2017, as well as formulation development, manufacturing process and manufacturing of clinical trial material. These increases were partly offset by a decrease in preclinical costs for SPR994 during the three months ended March 31, 2018.

Direct costs related to our SPR741 program decreased in the three months ended March 31, 2018 primarily due to higher costs during the three months ended March 31, 2017 in connection with preparing for our Phase 1b drug-drug interaction clinical trial of SPR741 in the United Kingdom, which was initiated in November 2017. Research and development expenses for our SPR741 program conducted by our Australian subsidiary were recorded net of a 43.5% research and development tax incentive for qualified expenses from the Australian government of less than $0.1 million in the three months ended March 31, 2018.

Direct costs related to our SPR720 program decreased during the three months ended March 31, 208 as compared to the three months ended March 31, 2017, primarily due to higher preclinical and manufacturing costs related to IND-enabling toxicology studies during the three months ended March 31, 2017.

We designated SPR206 as a product candidate in July 2017. Direct costs related to our SPR206 program during the three months ended March 31, 2018 were primarily due to preclinical costs related to IND-enabling toxicology studies and manufacturing efforts to support IND-enabling efforts and a potential Phase 1 study.

Direct costs related to our preclinical programs decreased by $0.4 million during the three months ended March 31, 2018 compared to the three months ended March 31, 2017 due primarily to lower spending on preclinical programs as we focused development efforts on our product candidates.

The increase in personnel-related costs included in unallocated expenses was due to an increase in headcount in our research and development function. Personnel-related costs for the three months ended March 31, 2018 and 2017 included share-based compensation expense of $0.3 million and less than $0.1 million, respectively. The increase in facility-related and other costs was primarily due to the increased costs of supporting a larger group of research and development personnel and their research efforts.

General and Administrative Expenses

	Three Months Ended March 31,
	2018	2017	$ Change
	(in thousands)
Personnel related (including share-based compensation)	$1,507	$600	$907
Professional and consultant fees	1,309	1,000	309
Facility related and other	228	140	88

Total general and administrative expenses	$3,044	$1,740	$1,304

The increase in personnel-related costs was primarily a result of an increase in headcount in our general and administrative function and an increase in stock-based compensation expense related to additional employee stock options granted at a higher fair value of our common stock. Personnel-related costs for the three months ended March 31, 2018 and 2017 included share-based compensation expense of $0.4 million and less than $0.1 million, respectively.

The increase in professional and consultant fees primarily consisted of an increase in expenses related to activities to support our operating as a public company, including accounting, audit, and legal fees, as well as costs associated with ongoing business development activities.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Other Income (Expense), Net

Other income, net was $0.2 million for the three months ended March 31, 2018, compared to $1.2 million for the three months ended March 31, 2017. Other income for the three months ended March 31, 2018 primarily consisted of $0.2 million of interest income related to interest earned on our invested cash balances. Other income for the three months ended March 31, 2017 was primarily due to a decrease of $1.2 million in the fair value of the derivative liability for anti-dilution rights granted to minority investors in Spero Gyrase Inc. and Spero Europe Ltd. resulting from our discontinuation of the underlying development programs of these subsidiaries.

Comparison of the Years Ended December 31, 2017 and 2016

The following table summarizes our results of operations for the years ended December 31, 2017 and 2016:

	Year Ended December 31,
	2017	2016	$ Change
	(in thousands)
Grant revenue	$1,979	$335	$1,644

Operating expenses:
Research and development	32,869	26,333	6,536
General and administrative	10,840	7,223	3,617

Total operating expenses	43,709	33,556	10,153

Loss from operations	(41,730)	(33,221)	(8,509)

Other income (expense):
Change in fair value of derivative liabilities	1,541	580	961
Interest income and other income (expense), net	303	—	303

Total other income (expense), net	1,844	580	1,264

Net loss and comprehensive loss	(39,886)	(32,641)	(7,245)
Less: Net loss attributable to non-controlling interest	(1,143)	(7,150)	6,007

Net loss attributable to Spero Therapeutics, Inc.	$(38,743)	$(25,491)	$(13,252)

Grant Revenue

Grant revenue recognized during 2017 was primarily due to the reimbursement of qualifying expenses incurred in connection with our CARB-X award related to our SPR741 program of $0.9 million as well as $0.7 million under our award from the DoD, also related to our SPR741 program. We also recognized $0.4 million under our award from NIAID related to our SPR720 program. During the year ended December 31, 2016, all recognized revenue related to the reimbursement of qualifying expenses incurred in connection with our SPR741 program under our research and development award from the DoD.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Research and Development Expenses

	Year Ended December 31,
	2017	2016	$ Change
	(in thousands)
Direct research and development expenses by program:
SPR994	$9,803	$989	$8,814
SPR741	10,381	11,728	(1,347)
SPR720	1,585	1,181	404
SPR206	1,437	—	1,437
Preclinical programs	1,337	6,510	(5,173)
Unallocated expenses:
Personnel related (including share-based compensation)	5,724	3,633	2,091
Facility related and other	2,602	2,292	310

Total research and development expenses	$32,869	$26,333	$6,536

We designated SPR994 as a product candidate in the fourth quarter of 2016. Direct costs related to our SPR994 program during 2017 were primarily due to preclinical manufacturing and preclinical costs as we focused efforts on formulation development, manufacturing process and manufacturing of clinical trial material in anticipation of a Phase 1 clinical trial, which commenced in October 2017. We also incurred $1.6 million of research and development expense related to a payment of $1.0 million to Meiji Seika Pharma Co. Ltd. that became due and was paid in October 2017 under our know-how license with Meiji upon the enrollment of the first patient in clinical trials and $0.6 million for an upfront license fee paid to Meiji.

Direct costs related to our SPR741 program decreased primarily due to a decrease in preclinical costs resulting from costs incurred in the prior year to support our CTN filing in Australia in the fourth quarter of 2016, partially offset by an increase in clinical trial costs and manufacturing costs as well as expense related to a total payment to Northern Antibiotics OY Ltd. of $2.6 million which became due and was paid under our agreements with Northern upon the completion of our IPO in November 2017. The increase in clinical trial costs and manufacturing costs was due to our Phase 1 clinical trial of SPR741, which was initiated in the fourth quarter of 2016, as well as manufacturing of clinical trial materials for our Phase 1b drug-drug interaction clinical trial of SPR741 in the United Kingdom, which was initiated in November 2017, and a possible Phase 2 clinical trial. Research and development expenses for our SPR741 program conducted by our Australian subsidiary were recorded net of a 43.5% research and development tax incentive for qualified expenses from the Australian government of $1.8 million in the year ended December 31, 2017.

We designated SPR720 as a product candidate in the second half of 2016. Direct costs related to our SPR720 program during the year ended December 31, 2017 were primarily due to preclinical and manufacturing costs related to IND-enabling toxicology studies.

We designated SPR206 as a product candidate in July 2017. Direct costs related to our SPR206 program during the year ended December 31, 2017 were primarily due to preclinical and manufacturing costs related to IND-enabling toxicology studies.

Direct costs related to our preclinical programs decreased by $5.2 million during the year ended December 31, 2017 compared to the prior year due primarily to the cost of in-licensing technology incurred in 2016 of $5.1 million and to decreased spending on preclinical programs in 2017. The cost of in-licensing technology incurred in 2016 of $5.1 million was a result of the issuance of equity and anti-dilution rights to Promiliad Biopharma Inc., or Promiliad, Biota Pharmaceuticals, Inc. (now Aviragen Therapeutics, Inc.), or Aviragen, and PBB, and a license fee payment of $0.5 million we made to Vertex Pharmaceuticals Inc., or Vertex. Our research and development expenses related to our preclinical programs decreased in 2017 as

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

compared to 2016 as we focused development efforts on our product candidates. Direct costs related to our preclinical programs were recorded net of the recognition of funding received from a concluded collaboration agreement of $0.9 million during the year ended December 31, 2016.

The increase in personnel-related costs included in unallocated expenses was due to an increase in headcount in our research and development function. Personnel-related costs for the years ended December 31, 2017 and 2016 included share-based compensation expense of $0.4 million and $0.1 million, respectively. The increase in facility-related and other costs was primarily due to new laboratory space and the increased costs of supporting a larger group of research and development personnel and their research efforts.

General and Administrative Expenses

	Year Ended December 31,		$ Change
	2017	2016
	(in thousands)
Personnel related (including share-based compensation)	$4,330	$2,243	$2,087
Professional and consultant fees	5,829	4,145	1,684
Facility related and other	681	835	(154)

Total general and administrative expenses	$10,840	$7,223	$3,617

The increase in personnel-related costs was primarily a result of an increase in headcount in our general and administrative function and an increase in stock-based compensation expense related to additional employee stock options granted at a higher fair value of our common stock. Personnel-related costs for the years ended December 31, 2017 and 2016 included share-based compensation expense of $1.1 million and $0.1 million, respectively.

The increase in professional and consultant fees primarily consisted of an increase in professional fees, including accounting, audit, business development and legal fees, as well as costs associated with ongoing business activities and our preparations to operate as a public company. We also incurred increased legal fees in connection with the Reorganization.

Other Income (Expense), Net

Other income, net was $1.8 million for the year ended December 31, 2017, compared to $0.6 million for the year ended December 31, 2016. The increase in other income was primarily due to a decrease of $1.5 million in the fair value of the derivative liability for anti-dilution rights granted to minority investors in Spero Gyrase Inc. and Spero Europe Ltd. resulting from our discontinuation of the underlying development programs of these subsidiaries. We also had interest income of $0.3 million in the twelve months ended December 31, 2017 as a result of interest earned on invested cash balances.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Comparison of the Years Ended December 31, 2016 and 2015

The following table summarizes our results of operations for the years ended December 31, 2016 and 2015:

	Year Ended December 31,
	2016	2015	$ Change
	(in thousands)
Grant revenue	$335	$—	$335

Operating expenses:
Research and development	26,333	11,125	15,208
General and administrative	7,223	2,202	5,021

Total operating expenses	33,556	13,327	20,229

Loss from operations	(33,221)	(13,327)	(19,894)

Other income (expense):
Change in fair value of derivative liabilities	580	174	406

Total other income (expense), net	580	174	406

Net loss and comprehensive loss	(32,641)	(13,153)	(19,488)
Less: Net loss attributable to non-controlling interest	(7,150)	(2,999)	(4,151)

Net loss attributable to Spero Therapeutics, Inc.	$(25,491)	$(10,154)	$(15,337)

Grant Revenue

During the year ended December 31, 2016, all recognized grant revenue related to the reimbursement of qualifying expenses incurred in connection with our SPR741 program under our research and development award from the DoD.

Research and Development Expenses

	Year Ended December 31,
	2016	2015	$ Change
	(in thousands)
Direct research and development expenses by program:
SPR994	$989	$—	$989
SPR741	11,728	6,144	5,584
SPR720	1,181	—	1,181
SPR206 and other preclinical programs	6,510	2,479	4,031
Unallocated expenses:
Personnel related (including share-based compensation)	3,633	1,742	1,891
Facility related and other	2,292	760	1,532

Total research and development expenses	$26,333	$11,125	$15,208

We designated SPR994 as a product candidate in the second half of 2016. Direct costs related to our SPR994 program during the year ended December 31, 2016 were primarily due to preclinical and manufacturing costs as we focused efforts on formulation development, manufacturing process and manufacturing of clinical trial material in anticipation of a Phase 1 clinical trial.

Direct costs related to our SPR741 program increased by $5.6 million, primarily due to an increase of $8.4 million in preclinical costs, partially offset by the cost of in-licensing technology under the program

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

incurred in 2015 of $3.5 million. The increase in preclinical costs was primarily due to costs incurred to support our CTN filing in Australia in the fourth quarter of 2016. The cost of in-licensing technology under the SPR741 program incurred in 2015 of $3.5 million was a result of the issuance of equity and anti-dilution rights to Northern Antibiotics Oy Ltd., or Northern. Research and development expenses for our SPR741 program conducted by our Australian subsidiary were recorded net of a 43.5% research and development tax incentive from the Australian government of $0.1 million in the year ended December 31, 2016.

We designated SPR720 as a product candidate in the second half of 2016. Direct costs related to our SPR720 program during the year ended December 31, 2016 were primarily due to preclinical costs related to IND-enabling toxicology studies and other preclinical studies.

Direct costs related to our SPR206 program and other preclinical programs increased by $4.0 million primarily due to the cost of in-licensing technology of $5.1 million, partially offset by a decrease in preclinical costs as we increased our focus on our more advanced programs, including SPR994 and SPR720, which we designated as product candidates in the second half of 2016. The cost of in-licensing technology incurred in 2016 of $5.1 million was a result of the issuance of equity and anti-dilution rights to Promiliad, Aviragen and PBB and a license fee payment of $0.5 million we made to Vertex in the first half of 2016. Our preclinical programs expense was recorded net of the recognition of funding received from a concluded collaboration agreement of $1.5 million and $0.9 million in the years ended December 31, 2015 and 2016, respectively.

The increase in personnel-related costs included in unallocated expenses of $1.9 million was due to an increase in headcount in our research and development function. Personnel-related costs for the years ended December 31, 2015 and 2016 included share-based compensation expense of less than $0.1 million and $0.1 million, respectively. The increase in facility-related and other costs was primarily due to new laboratory space and the increased costs of supporting a larger group of research and development personnel and their research efforts.

General and Administrative Expenses

	Year Ended December 31,
	2016	2015	$ Change
	(in thousands)
Personnel related (including share-based compensation)	$2,243	$896	$1,347
Professional and consultant fees	4,145	1,109	3,036
Facility related and other	835	197	638

Total general and administrative expenses	$7,223	$2,202	$5,021

The increase in professional and consultant fees of $3.0 million was primarily due to increases in legal fees relating to business development, regulatory and patent costs, accounting and audit fees and public and investor relations fees due to ongoing business activities. Personnel-related costs increased by $1.3 million as a result of an increase in headcount in our general and administrative function. Personnel-related costs for the years ended December 31, 2015 and 2016 included share-based compensation expense of less than $0.1 million and $0.1 million, respectively. The increase in facility-related and other costs of $0.6 million was primarily due to the lease of office space that we entered into at the end of 2015, software costs and general support costs for the increase in headcount.

Other Income (Expense), Net

Other income, net was $0.6 million for the year ended December 31, 2016, compared to $0.2 million for the year ended December 31, 2015. The increase of $0.4 million was primarily due to a decrease of $0.6 million in the fair value of the derivative liability associated with the Class B tranche rights resulting from a decrease in

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

the fair value of our Class B preferred units over the same period, partially offset by an increase of $0.2 million in the fair value of the derivative liability associated with the investment option held by our former collaboration partner.

Liquidity and Capital Resources

Since our inception, we have incurred significant operating losses. We have generated limited revenue to date from funding arrangements with the DoD, NIAID and CARB-X. We have not yet commercialized any of our product candidates and we do not expect to generate revenue from sales of any product candidates for several years, if at all. To date, we have funded our operations with proceeds from the sales of preferred units and bridge units, payments received under a concluded collaboration agreement and funding from government contracts and, in November 2017, with proceeds from the IPO of our common stock. As of March 31, 2018, we had cash, cash equivalents and marketable securities of $75.4 million.

Cash Flows

The following table summarizes our sources and uses of cash for each of the periods presented:

	Year Ended December 31,			Three Months Ended March 31,
	2015	2016	2017	2017	2018
	(in thousands)
Cash used in operating activities	$(9,608)	$(28,959)	$(39,111)	$(6,979)	$(11,961)
Cash used in investing activities	(232)	(830)	(27)	—	(22,825)
Cash provided by financing activities	15,275	34,413	116,111	43,001	—

Net increase in cash and cash equivalents	$5,435	$4,624	$76,973	$36,022	$(34,786)

Operating Activities

Net cash used in operating activities for the three months ended March 31, 2018 was $12.0 million, primarily resulting from our net loss of $10.6 million, adjusted for net non-cash items of $0.7 million (primarily stock-based compensation). Net cash used by changes in our operating assets and liabilities was $2.0 million and consisted primarily of a decrease of $2.3 million in accounts payable and accrued expenses, partially offset by an increase of $0.3 million in other receivables.

Net cash used in operating activities for the three months ended March 31, 2017 was $7.0 million, primarily resulting from our net loss of $5.9 million, adjusted for net non-cash items of $1.1 million, primarily related to the change in fair value of our derivative liabilities of $1.2 million. Net cash provided by our operating assets and liabilities was $0.5 million, primarily related to the timing of vendor invoicing, payments and accruals, as well as a $0.5 million advance payment from our collaborators.

Net cash used in operating activities for the year ended December 31, 2017 was $39.1 million, primarily resulting from our net loss of $39.9 million, adjusted for net non-cash items of $0.3 million. Net cash used by changes in our operating assets and liabilities was $0.4 million and consisted primarily of a $2.5 million increase in receivables related to the Australian research and development tax incentive and to our government contracts, partially offset by an increase in accounts payable and accrued expenses and other current liabilities of $3.7 million.

During the year ended December 31, 2016, operating activities used $29.0 million of cash, primarily resulting from our net loss of $32.6 million and cash used by changes in our operating assets and liabilities of $0.8 million, partially offset by net non-cash charges of $4.5 million. Net cash used by changes in our operating assets and liabilities for the year ended December 31, 2016 consisted primarily of a $1.0 million increase in

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

prepaid expenses and other current assets, a $0.9 million decrease in advance payments from collaborator, a $0.6 million decrease in accounts payable, a $0.4 million increase in receivables related to our government awards and the Australian research and development tax incentive, partially offset by a $2.3 million increase in accrued expenses and other current liabilities. The decrease in advance payments from collaborator was primarily a result of the recognition of research funding received in prior periods as an offset to research and development expense as well as the termination of our collaboration agreement in August 2016, at which time we recognized the remaining portion of the liability that had been recorded in a prior year.

During the year ended December 31, 2015, operating activities used $9.6 million of cash, primarily resulting from our net loss of $13.2 million, partially offset by net non-cash charges of $3.4 million and cash provided by changes in our operating assets and liabilities of $0.2 million. Net cash provided by changes in our operating assets and liabilities for the year ended December 31, 2015 consisted primarily of a $0.7 million increase in accounts payable and a $0.4 million increase in accrued expenses and other current liabilities, partially offset by a decrease in advance payments from collaborator of $0.5 million as a result of the recognition of payments received in 2014 as an offset to research and development expenses, an increase in prepaid expenses and other current assets of $0.3 million and an increase in deposits of $0.2 million.

Changes in accounts payable, accrued expenses and other current liabilities, and prepaid expenses and other current assets in all periods were generally due to growth in our business, the advancement of our development programs and the timing of vendor invoicing and payments.

Investing Activities

Cash used in investing activities during the three months ended March 31, 2018 was $22.8 million related to the purchase of marketable securities. We did not use any cash for investing activities during the three months ended March 31, 2017. We did not use any significant cash for investing activities during the year ended December 31, 2017. During the years ended December 31, 2016 and 2015, net cash used in investing activities was $0.8 million and $0.2 million, respectively, consisting of purchases of property and equipment, primarily for our new office and laboratory spaces.

Financing Activities

Cash provided by investing activities three months ended March 31, 2017 of $43.1 million related to the sale of our Class C preferred units.

During the year ended December 31, 2017, net cash provided by financing activities was $116.1 million, consisting primarily of net proceeds of $74.2 million from the completion of our IPO in November 2017, as well as $43.1 million from the sale of our Class C preferred units, partially offset by $1.2 million of cash used to purchase outstanding shares of Spero Potentiator, Inc. and Spero Cantab, Inc. from the minority interest holders.

During the year ended December 31, 2016, net cash provided by financing activities was $34.4 million, consisting of net proceeds of $25.9 million from the sale of our Class B preferred units and proceeds of $8.5 million the sale of our 2016 bridge units.

During the year ended December 31, 2015, net cash provided by financing activities was $15.3 million, consisting primarily of proceeds of $8.0 million from the sale of our 2015 bridge units and net proceeds of $7.3 million from the sale of our Class A preferred units.

Funding Requirements

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance the preclinical activities and clinical trials for our product candidates in development. In addition,

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

we expect to incur additional costs associated with operating as a public company. The timing and amount of our operating expenditures will depend largely on:

•	the timing and costs of our planned clinical trials of SPR994;

•	the initiation, progress, timing, costs and results of preclinical studies and clinical trials of our other product candidates and potential new product candidates;

•	the amount of funding that we receive under government contracts that we have applied for;

•	the number and characteristics of product candidates that we pursue;

•	the outcome, timing and costs of seeking regulatory approvals;

•	the costs of commercialization activities for SPR994 and other product candidates if we receive marketing approval, including the costs and timing of establishing product sales, marketing, distribution and manufacturing capabilities;

•	the receipt of marketing approval and revenue received from any potential commercial sales of SPR994;

•	the terms and timing of any future collaborations, licensing or other arrangements that we may establish;

•	the amount and timing of any payments we may be required to make, or that we may receive, in connection with the licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights, including milestone and royalty payments and patent prosecution fees that we are obligated to pay pursuant to our license agreements;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and protecting our intellectual property rights and defending against any intellectual property related claims;

•	the costs of operating as a public company; and

•	the extent to which we in-license or acquire other products and technologies.

Based on our current plans, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements through                     . However, we do not expect that these funds will be sufficient to fund the development of our product candidates through regulatory approval and commercialization. In particular, we anticipate that these funds will not be sufficient to enable us to complete our pivotal Phase 3 clinical trial of SPR994. In addition to SPR994, we intend to prioritize our IV Potentiator product candidates for further clinical development based on which program we believe represents the best opportunity for us within an optimal timeframe, factoring in the choices we must make to best deploy our capital resources.

Without giving effect to the anticipated net proceeds from this offering, (i) we expect that our existing cash and cash equivalents will be sufficient to fund our operating expenses and capital requirements through late in the second quarter of 2019 and (ii) for the balance of 2018, our internal operational plans and budget and our estimate of our cash runway are based on us funding the development of SPR994 and SPR720 and either SPR206 or SPR741 during that period. We may seek partnering opportunities or other non-dilutive funding for further clinical development of the Potentiator candidate we elect to deprioritize.

We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical product candidates, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on and could increase significantly as a result of many factors, including those listed above.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our operations through a combination of equity offerings, debt financings, government funding, collaborations, strategic alliances and marketing, distribution or licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, our stockholders’ ownership interests will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures or declaring dividends. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we may be required to delay, limit, reduce or terminate our research, product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of December 31, 2017 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods:

	Payments Due by Period
	Total	Less Than 1 Year	1 to 3 Years	4 to 5 Years	More Than 5 Years
	(in thousands)
Operating lease commitments(1)	$2,127	$820	$1,307	$—	$—

Total	$2,127	$820	$1,307	$—	$—

(1)	Reflects payments due for our leases of office and laboratory space under operating lease agreements that expire in 2019 and 2020.

In addition to the lease obligations above, on January 17, 2018, we entered into an amendment, or the Amendment, to our operating lease agreement for our corporate headquarters located at 675 Massachusetts Avenue, Cambridge, Massachusetts, to add approximately 7,800 square feet of office space. The Amendment also extends the expiration date of the original lease from 2020 to 2025. The Amendment requires additional annual payments of $0.5 million beginning in December 2018.

As further described below, under various licensing and related agreements with third parties, we have agreed to make milestone payments and pay royalties to third parties. We have not included any contingent payment obligations, such as milestones or royalties, in the table above as the amount, timing and likelihood of such payments are not known.

Under our license agreement with Meiji, we are obligated (i) to make milestone payments of up to $3.0 million upon the achievement of specified clinical and regulatory milestones, (ii) to pay royalties, on a product-by-product and country-by-country basis, of a low single-digit percentage based on net sales of products licensed under the agreement and (iii) to pay to Meiji a low double-digit percentage of any sublicense fees received by us up to $7.5 million. In October 2017, we paid a $1.0 million milestone payment to Meiji upon the enrollment of the first patient in our Phase 1 clinical trial of SPR994.

Under our license agreement with Northern, we are obligated to make milestone payments of up to an aggregate of $7.0 million upon the achievement of specified clinical, commercial and other milestones. Upon the closing of our IPO in November 2017, we paid Northern $2.6 million in connection with this license agreement.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Under an agreement we entered into with PBB, we are obligated to make milestone payments of up to $5.8 million upon the achievement of specified clinical milestones and a payment of £5.0 million ($6.7 million as of December 31, 2017) upon the achievement of a specified commercial milestone. In addition, we have agreed to pay to PBB royalties, on a product-by-product and country-by-country basis, of a low single-digit percentage based on net sales of products licensed under the agreement.

Under our agreement with Vertex, we are obligated to make milestone payments of up to $81.1 million upon the achievement of specified clinical, regulatory and commercial milestones and to pay to Vertex tiered royalties, on a product-by-product and country-by-country basis, of a mid single-digit to low double-digit percentage based on net sales of products licensed under the agreement.

Under our agreement with Aviragen, we are obligated to make milestone payments of up to an aggregate of $12.0 million upon the achievement of specified clinical, regulatory and commercial milestones and to pay royalties of low single-digit percentages based on net sales of products we acquired under the agreement. We are no longer pursuing development of the technology acquired under the agreement.

We enter into contracts in the normal course of business with CROs, CMOs and other third parties for clinical trials, preclinical research studies and testing, manufacturing and other services. These contracts are cancelable by us upon prior notice. Payments due upon cancellation consist only of payments for services provided or expenses incurred, including non-cancellable obligations of our service providers, up to the date of cancellation. These payments are not included in the table of contractual obligations and commitments above.

Critical Accounting Policies and Significant Judgments and Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of our consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements appearing elsewhere in this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.

Funding Received from Government Contracts, Tax Incentives and Collaborations

Since our inception, we have been able to obtain partial funding for our research and development activities from government contracts, government tax incentives and a collaboration arrangement. The classification within our statement of operations and comprehensive loss of the funding received under these arrangements is subject to management judgment based on the nature of the arrangements we enter into, the source of the funding and whether the funding is considered central to our business operations.

Government Contracts

We generate revenue from government contracts that reimburse us for certain allowable costs for funded projects. For contracts with government agencies, when we have concluded that we are the principal in conducting the research and development expenses and where the funding arrangement is considered central to our ongoing operations, we classify the recognized funding received as revenue.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

We have concluded to recognize funding received from the DoD, NIAID and CARB-X as revenue, rather than as a reduction of research and development expenses, because we are the principal in conducting the research and development activities and these contracts are central to our ongoing operations. Revenue is recognized as the qualifying expenses related to the contracts are incurred. Revenue recognition commences only once persuasive evidence of a contract exists, services have been rendered, the reimbursement amounts under the contract are fixed or determinable, and collectibility is reasonably assured. Revenue recognized upon incurring qualifying expenses in advance of receipt of funding is recorded in our consolidated balance sheet as other receivables. The related costs incurred by us are included in research and development expenses in our consolidated statements of operations and comprehensive loss.

Government Tax Incentives

For available government tax incentives that we may earn without regard to the existence of taxable income and that require us to forego tax deductions or the use of future tax credits and net operating loss carryforwards, we classify the funding recognized as a reduction of the related qualifying research and development expenses incurred.

Since the fourth quarter of 2016, our operating subsidiary in Australia has met the eligibility requirements to receive a 43.5% tax incentive for qualifying research and development activities. We recognize these incentives as a reduction of research and development expenses in our consolidated statements of operations in the same period that the related qualifying expenses are incurred. Reductions of research and development expense recognized upon incurring qualifying expenses in advance of receipt of tax incentive payments are recorded in our consolidated balance sheet as tax incentive receivables. Related to these incentives, we recognized reductions of research and development expense of $1.8 million and $0.1 million during the years ended December 31, 2017 and 2016, respectively.

Collaboration Agreements

For collaboration agreements with a third party, to determine the appropriate statement of operations classification of the recognized funding, we first assess whether the collaboration arrangement is within the scope of the accounting guidance for collaboration arrangements. If it is, we evaluate the collaborative arrangement for proper classification in the statement of operations based on the nature of the underlying activity and we assess the payments to and from the collaborative partner. If the payments to and from the collaborative partner are not within the scope of other authoritative accounting guidance, we base the statement of operations classification for the payments received on a reasonable, rational analogy to authoritative accounting guidance, applied in a consistent manner. Conversely, if the collaboration arrangement is not within the scope of accounting guidance for collaboration arrangements, we assess whether the collaboration arrangement represents a vendor/customer relationship. If the collaborative arrangement does not represent a vendor/customer relationship, we then classify the funding payments received in our statement of operations and comprehensive loss as a reduction of the related expense that is incurred.

For example, in 2014, we entered into a research and development services and support agreement with Roche and concluded that the agreements were not within the scope of the accounting guidance for collaboration arrangements. Due to the co-funded nature of the payments and our assessment that we did not have a vendor/customer relationship with Roche, we recognized the nonrefundable payments received under the agreement as a reduction to the research and development expenses incurred. We terminated our agreement with Roche in August 2016. Related to payments received under this concluded collaboration, we recognized reductions of research and development expense of $0.9 million and $1.5 million during the years ended December 31, 2016 and 2015, respectively.

Accrued Research and Development Expenses

As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued research and development expenses. This process involves reviewing open contracts and purchase

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

orders, communicating with our applicable personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual costs. The majority of our service providers invoice us in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advance payments. We make estimates of our accrued expenses as of each balance sheet date in the consolidated financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of the estimates with the service providers and make adjustments if necessary. Examples of estimated accrued research and development expenses include fees paid to:

•	vendors in connection with the preclinical development activities;

•	CMOs in connection with the production of preclinical and clinical trial materials;

•	CROs in connection with preclinical and clinical studies; and

•	investigative sites in connection with clinical trials.

We base our expenses related to preclinical studies and clinical trials on our estimates of the services received and efforts expended pursuant to quotes and contracts with multiple research institutions and CROs that conduct and manage preclinical studies and clinical trials on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the expense. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, we adjust the accrual or prepaid expense accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period. To date, there have not been any material adjustments to our prior estimates of accrued research and development expenses.

Share-Based Compensation

Prior to the Reorganization, our former parent company, Spero Therapeutics, LLC, had granted incentive units, which we accounted for as equity-classified awards. Subsequent to the Reorganization on June 30, 2017, we began granting common stock options.

We measure all share-based awards granted to employees and directors based on the fair value on the date of grant using the Black-Scholes option-pricing model, and we recognize compensation expense of those awards over the requisite service period, which is generally the vesting period of the respective award. Generally, we issue awards with only service-based vesting conditions and record the expense for these awards using the straight-line method.

For share-based awards granted to non-employee consultants, we recognize compensation expense over the period during which services are rendered by such consultants until completed. At the end of each financial reporting period prior to completion of the service, the fair value of these awards is remeasured using the then-current fair value of our common stock or common units and updated assumption inputs in the Black-Scholes option-pricing model.

The Black-Scholes option-pricing model uses as inputs the fair value of our common stock or common units and assumptions we make for the volatility of our common stock or common units, the expected term of our common stock options and incentive units, the risk-free interest rate for a period that approximates the expected term of our common stock options and incentive units, and our expected dividend yield.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Determination of the Fair Value of Common Units and Common Stock

As there was no public market for our common units and common stock prior to our IPO, the estimated fair value of our common units and common stock was determined by our board of directors as of the date of each award grant, with input from management, considering our most recently available third-party valuations and our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Our common unit and common stock valuations were prepared using the option pricing method, or OPM, which used a market approach to estimate our enterprise value. The OPM treats the company’s securities as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock and, prior to the Reorganization, the common units, have value only if the funds available for distribution to stockholders exceeded the value of the preferred share liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. A discount for lack of marketability of the common units or common stock is then applied to arrive at an indication of value for the common units or common stock. These third-party valuations were performed at various dates, which resulted in valuations of our common units of $4.08 per unit as of February 26, 2016 and $1.95 per unit as of March 10, 2017, and a valuation of our common stock of $5.90 per share as of June 30, 2017. In addition to considering the results of these third-party valuations, our board of directors considered various objective and subjective factors to determine the fair value of our common units and common stock as of each grant date, which may be a date later than the most recent third-party valuation date, including:

•	the prices at which we sold preferred units and the superior rights and preferences of the preferred stock and preferred units relative to our common stock and common units at the time of each grant;

•	the progress of our research and development programs, including the status of preclinical studies and clinical trials for our product candidates;

•	our stage of development and commercialization and our business strategy;

•	external market conditions affecting the biotechnology industry, and trends within the biotechnology industry;

•	our financial position, including cash on hand, and our historical and forecasted performance and operating results;

•	the lack of an active public market for our common and preferred stock and our common units and preferred units;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company in light of prevailing market conditions; and

•	the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

The assumptions underlying these valuations represent management’s best estimates, which involve inherent uncertainties and the application of management judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our share-based compensation expense could be materially different.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Valuation of Derivative Liabilities

Tranche Rights

Our Class A preferred units and Class B preferred units provided our investors with tranche rights, which provided these investors the right to participate in subsequent offerings of Class A and Class B preferred units in the event certain milestones were achieved. We classified each of the tranche rights as a derivative liability on our consolidated balance sheet because they met the definition of freestanding financial instruments that may require us to transfer assets upon exercise. We remeasured to fair value of the derivative liabilities associated with the tranche rights at each reporting date, and we recognized changes in the fair value of the derivative liabilities as a component of other income (expense) in our consolidated statement of operations and comprehensive loss. The tranche rights were settled in 2016, and we stopped recognizing changes in the fair value of the derivative liability related to the tranche rights at that time.

The fair value of these derivative liabilities was determined using the probability-weighted expected return method, or PWERM, which considered as inputs the probability and time that a milestone would be achieved, the potential fair value of our preferred stock upon the exercise of the tranche right and the risk-adjusted discount rate.

Anti-Dilution Rights

In connection with the issuance of non-controlling interests in certain of our subsidiaries, specifically Spero Potentiator, Inc., Spero Europe, Ltd. and Spero Gyrase, Inc., we granted anti-dilution rights to the minority investors. We classify the anti-dilution rights as derivative liabilities on our consolidated balance sheet because they are freestanding instruments that represent a conditional obligation to issue a variable number of shares. We remeasure the derivative liabilities associated with the anti-dilution rights to fair value at each reporting date, and we recognize changes in the fair value of the derivative liabilities as a component of other income (expense) in our consolidated statement of operations and comprehensive loss. As of December 31, 2016, anti-dilution rights related to Spero Potentiator, Inc. were fully settled as the maximum number of shares to be issued to the minority investor had been reached in August 2016. In May 2017, we repurchased 100% of the minority investor’s outstanding shares in Spero Europe, Ltd., at which time the anti-dilution rights were settled. In periods subsequent to the settlement of any anti-dilution rights, we no longer recognize changes in the fair value of the derivative liability related to the settled anti-dilution right.

The fair value of these derivative liabilities was determined using a discounted cash flow model. The most significant assumption in the discounted cash flow model impacting the fair value of the anti-dilution rights is the probability that we would fund the maximum amount of investment providing anti-dilution protection.

Contingent Prepayment Option

Bridge units issued to our investors in 2015 and 2016 contained contingent prepayment options, whereby such units were automatically convertible into equity units sold in a subsequent round of qualified financing at a discounted rate. We classified the contingent prepayment options as derivative liabilities on our consolidated balance sheet because the bridge units were deemed to be more akin to debt than equity and the embedded prepayment options were at a substantial discount, thus meeting the definition of derivative liabilities. We remeasured the fair value of the derivative liabilities at each reporting date, and we recognized changes in the fair value of the derivative liabilities associated with the contingent prepayment options as a component of other income (expense) in our consolidated statement of operations and comprehensive loss. The contingent prepayment option associated with the bridge units issued in 2015 was settled in 2015 upon the issuance of Class A preferred units. The contingent prepayment option associated with the bridge units issued in 2016 was settled in the first quarter of 2017 upon the issuance of Class C preferred units in March 2017. In periods subsequent to the settlement of any contingent prepayment option, we no longer recognize changes in the fair value of the derivative liability related to the settled contingent prepayment option.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

The fair value of these derivative liabilities was determined using the PWERM, which considered as inputs the probability and time that a subsequent round of preferred stock financing would occur and the risk-adjusted discount rate.

Investment Option

Our concluded collaboration agreement provided our collaboration partner with an investment option, whereby the collaboration partner could participate in our next round of financing subsequent to April 2014 in an amount up to $2.0 million at 90.0% of the per unit price of the related financing. We classified the investment option as a derivative liability on our consolidated balance sheet because it met the definition of a freestanding financial instrument that may require us to transfer assets upon exercise. We remeasured the fair value of the derivative liability at each reporting date, and we recognized changes in the fair value of the derivative liability associated with the investment option as a component of other income (expense) in our consolidated statement of operations and comprehensive loss. The subsequent financing occurred in June 2015 and our collaboration partner elected not to exercise the investment option, which then expired. We stopped recognizing changes in the fair value of the derivative liability related to the investment option at that time.

The fair value of this derivative liability was determined using the PWERM, which considered as inputs the probability and time that a qualified round of preferred stock financing would occur and the risk-adjusted discount rate.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Recently Issued and Adopted Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our consolidated financial statements appearing elsewhere in this prospectus.

Quantitative and Qualitative Disclosures about Market Risks

Our cash and cash equivalents as of December 31, 2017 consisted of cash and money market accounts. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of interest rates. Because of the short-term nature of the instruments in our portfolio, a sudden change in market interest rates would not be expected to have a material impact on our financial position or results of operations.

Emerging Growth Company Status

The Jumpstart Our Business Startups Act of 2012, or the JOBS Act, permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have irrevocably elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards when they are required to be adopted by public companies that are not emerging growth companies.

For so long as we are an emerging growth company we expect that:

•	we will present in this prospectus only two years of audited financial statements, in addition to any required unaudited financial statements, with correspondingly reduced Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

•	we will avail ourselves of the exemption from the requirement to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	we will avail ourselves of the exemption from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act; and

•	we will provide less extensive disclosure about our executive compensation arrangements.

We will remain an emerging growth company for up to five years, although we will cease to be an “emerging growth company” upon the earliest of: (i) the last day of the fiscal year following the fifth anniversary of our initial public offering, (ii) the last day of the first fiscal year in which our annual revenues are $1.07 billion or more, (iii) the date on which we have, during the previous rolling three-year period, issued more than $1.0 billion in non-convertible debt securities or (iv) the date on which we are deemed to be a “large accelerated filer” as defined in the Exchange Act.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

BUSINESS

Overview

We are a multi-asset, clinical-stage biopharmaceutical company focused on identifying, developing and commercializing novel treatments for MDR bacterial infections. Our most advanced product candidate, SPR994, is designed to be the first broad-spectrum oral carbapenem-class antibiotic for use in adults to treat MDR Gram-negative infections. Treatment with effective orally administrable antibiotics may prevent hospitalizations for serious infections and enable earlier, more convenient and cost-effective treatment of patients after hospitalization. We also have a platform technology known as our Potentiator Platform that we believe will enable us to develop drugs that will expand the spectrum and potency of existing antibiotics, including formerly inactive antibiotics, against Gram-negative bacteria. Our lead product candidates generated from our Potentiator Platform are two intravenous, or IV,-administered agents, SPR741 and SPR206, designed to treat MDR Gram-negative infections in the hospital setting. In addition, we are developing SPR720, an oral antibiotic designed for the treatment of a disease called pulmonary non-tuberculous mycobacterial infections, or NTM. We believe that our novel product candidates, if successfully developed and approved, would have a meaningful patient impact and significant commercial applications for the treatment of MDR infections in both the community and hospital settings.

Antibiotic-resistant bacteria are one of the largest threats to global health, and their prevalence is increasing. While the majority of life-threatening infections historically resulting from antibiotic-resistant bacteria are acquired in the hospital setting, there is an increasing incidence of MDR pathogens in the community setting. Antibiotics used currently for first-line empiric treatment of MDR bacterial infections suffer from significant limitations and risks, including narrow spectrums of coverage and safety and tolerability concerns, and they can be associated with serious adverse effects. In addition, there are no oral antibiotics commercially available that can reliably be used in adults with MDR Gram-negative bacterial infections. This limits the ability of physicians to prevent hospitalizations and transition patients home from the hospital after receiving IV-administered therapy. The increasing prevalence of drug resistance and MDR Gram-negative bacteria, as well as the limitations of existing therapies and traditional drug development approaches, highlights the critical need for novel therapies, and in particular orally administrable agents, that are capable of overcoming these obstacles to effective patient treatment.

To address the foregoing, we are developing a portfolio of novel product candidates, including:

•	Oral SPR994: Novel Antibiotic with Potential to be the First Broad-Spectrum Oral Carbapenem for Use in Adults. SPR994 is our novel oral formulation of tebipenem, a carbapenem-class antibiotic marketed by Meiji Seika Pharma Co. Ltd., or Meiji, in Japan as Orapenem since 2009 for common pediatric infections. Carbapenems are an important class of antibiotics because they are safe and effective against drug-resistant Gram-negative bacterial infections. Carbapenem use has increased dramatically as a result of the rising resistance to commonly used agents such as fluoroquinolones and cephalosporin antibiotics. Carbapenems are now considered as the standard-of-care for treating these resistant bacteria, but they are currently only available intravenously for such indications.

Based on discussion from our pre-IND meeting with the FDA and subject to our receiving favorable results from our Phase 1 clinical trial of SPR994, we believe we will be able to progress directly to a pivotal Phase 3 clinical trial of SPR994 for the treatment of cUTI.

Under a CTN, we initiated a Phase 1 dose-selection clinical trial of SPR994 in October 2017 in Australia. A CTN, which is similar to an IND in the United States, enables conduct of a clinical trial in Australia. We expect to report top-line data from this trial in mid-2018, after which we intend to request a meeting with the FDA to discuss the appropriate dose and protocol for a pivotal

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Phase 3 clinical trial during the second half of 2018. Pending our discussions with the FDA, we expect to submit an IND and initiate a pivotal Phase 3 clinical trial of SPR994 for the treatment of cUTI around year-end 2018 in support of a new drug application, or NDA.

Prior safety and efficacy experience with tebipenem in Japan

Our clinical strategy is supported by extensive safety data underlying tebipenem’s regulatory approval in Japan and long-standing use in Japan for common pediatric infections. Approximately 1,100 subjects, including approximately 741 adults, have been dosed with tebipenem at a range of doses in clinical and pharmacologic studies. In addition, Meiji has completed a post-market study including 3,540 patients following the safety and tolerability of tebipenem at the approved dose. In addition, two exploratory Phase 2 trials were conducted in Japan in patients with cUTI, the first indication in which we intend to study for SPR994. We have the rights to all the registration and post-marketing studies.

In addition, we received QIDP designation from the FDA for SPR994 for the treatment of cUTI, CABP, and DFI. QIDP designation entitles us to priority review of SPR994 for regulatory approval by the FDA. The QIDP designation for SPR994, however, does not guarantee a faster development process or ensure FDA approval.

We have global commercialization rights to SPR994, except in certain contractually specified Asian countries. We believe that our intellectual property portfolio will provide us global protection for SPR994, including in the United States and Europe, through 2038.

•	Intravenous, or IV, Potentiator Platform (SPR741 and SPR206): Our Technology Designed to Treat Infections Caused by MDR Gram-Negative Bacteria in the Hospital Setting. Our Potentiator Platform is our novel and proprietary technology that we believe will enable us to develop drugs against Gram-negative bacteria, a subset of bacterial organisms distinguished by the presence of an outer cell membrane. Our IV Potentiator Platform molecules are designed to treat Gram-negative bacterial infections through interactions with the bacteria’s outer cell membrane either as a monotherapy or by co-administering our potentiator molecules with currently approved antibiotics, potentially making the existing antibiotics more effective by clearing a path for them to enter and kill the bacteria.

We have two IV Potentiator Platform product candidates, SPR741 and SPR206. SPR741 is an IV-administered agent to be used in combination that has demonstrated in vitro the ability to expand the spectrum and increase the potency of a co-administered antibiotic. SPR206 is a direct acting IV-administered agent that has demonstrated intrinsic antibacterial activity in preclinical studies. Both have demonstrated potency against Gram-negative bacteria, including organisms identified by the CDC and the WHO as urgent and serious threats to human health.

SPR741

The first clinical trial of SPR741 was a double-blind, placebo-controlled, ascending dose, multi-cohort trial. The trial was conducted in two parts, a SAD and a MAD. The SAD part of the trial was a single ascending dose design, with subjects receiving one dose of SPR741. The MAD part was a multiple ascending dose design, with subjects receiving repeat dosing over a period of 14 days. In both study parts, sequential cohorts were exposed to increasing doses of SPR741. Generally, there were no dose-related or treatment-related trends in any of the safety and tolerability endpoints for SPR741 when administered as single doses up to and including 800 mg or multiple doses up to and including 600 mg every 8 hours for 14 days.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Following the completion of our first clinical trial, in late November 2017, we initiated our Phase 1b drug-drug interaction clinical trial of SPR741 in the United Kingdom. The Phase 1b trial enrolled 27 healthy volunteers to evaluate the tolerability and pharmacokinetics of SPR741 as a single dose in combination with some commonly used beta-lactam antibiotics, including cephalosporins (ceftazidime), monobactams (aztreonam) and beta-lactams/beta-lactamase inhibitors (piperacillin/tazobactam). We anticipate reporting top-line data from this Phase 1b trial during the second quarter of 2018.

We believe that our intellectual property portfolio for SPR741 will provide SPR741 protection globally, including in the United States and Europe, through 2038. Additionally, we have multiple patent applications pending for SPR206 that we believe will provide SPR206 protection globally, including in the United States and Europe, through 2035.

SPR206

In addition, we continue to progress the development of our direct acting Potentiator Platform molecules, exemplified by our product candidate SPR206. SPR206 is designed to also have antibiotic activity as a single agent against MDR and extremely drug resistant, or XDR, bacterial strains, including isolates of Pseudomonas aeruginosa, Acinetobacter baumannii and carbapenem-resistant Enterobacteriaceae. We are currently conducting a preclinical toxicology study of SPR206 in accordance with GLP requirements. Recent data from this study suggest a potency profile for SPR206 that may be superior to SPR741, as well as a potentially faster path to market than SPR741 because SPR206 can be developed as a single agent.

•	Oral SPR720: Novel Oral Antibiotic Designed for Treatment of Pulmonary Non-tuberculous Mycobacterial Infections. SPR720 is our novel orally available product candidate designed for the treatment for NTM infection. Lung infections caused by NTM are rare, and occur most frequently in patients with compromised immune systems or abnormal pulmonary anatomy, including human immunodeficiency virus, or HIV, or respiratory conditions, such as cystic fibrosis, chronic obstructive pulmonary disease, asthma and bronchiectasis. The annual prevalence of NTM infection is increasing at an estimated rate of 8% per year. The current treatment for NTM infection is lengthy and involves combination therapy, often including three or more antibiotics, including some, such as aminoglycosides, that are parenterally administered. None of these treatments are approved for use in NTM infection. Treatment failure is common and is often due to poor compliance or patients’ inability to tolerate the regimen. Many patients experience progressive lung disease and mortality is high. We believe SPR720, if successfully developed, has the potential to be the first oral antibiotic specifically approved for the treatment of this debilitating rare disease. In vitro and in vivo studies have demonstrated the potency of SPR720 against a range of bacteria causing NTM infection, including both Mycobacterium avium complex and Mycobacterium abscessus, a highly resistant strain causing infections with high mortality.

SPR720 is currently in preclinical development. We are conducting 28-day and 31-day toxicity studies in rats and non-human primates in accordance with GLP requirements. We have also observed activity as good as or better than positive controls in in vitro and in vivo studies, including in an acute murine pneumonia model of infection caused by Mycobacterium abscessus. We are currently testing SPR720 in animal studies to assess activity across other pathogens of interest including Mycobacterium avium and M. kanasii. We anticipate reporting data in the second half of 2018. Pending positive results, anticipated in the second half of 2018, from our ongoing pre-clinical studies and discussions with the appropriate regulatory agencies, we plan to initiate a Phase 1 clinical trial of SPR720 in the first half of 2019.

We believe that our intellectual property portfolio for SPR720 will provide protection globally, including in the United States and Europe, through 2033.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Our Pipeline

The following table sets forth our product candidates, their status, our current estimated development timeline and anticipated milestones.

*	We intend to progress SPR994 to a pivotal Phase 3 cUTI clinical trial after we have a pre-Phase 3 meeting with the FDA to confirm that no additional clinical trials or nonclinical studies are required prior to initiating a Phase 3 clinical trial.

Portfolio Prioritization

In addition to our lead program SPR994, we intend to prioritize our IV Potentiator product candidates for further clinical development based on which program we believe represents the best opportunity for us within an optimal timeframe, factoring in the choices we must make to best deploy our capital resources. We may seek partnering opportunities or other non-dilutive funding for further clinical development of the Potentiator candidate we elect to deprioritize.

Our Strategy

Our goal is to identify, develop and commercialize novel treatments for MDR bacterial infections, focusing on areas of high unmet medical need for safe and effective antibiotic treatments. Key elements of our strategy are as follows:

•	Advance our lead product candidate SPR994 through clinical development and regulatory approval. We initiated a Phase 1 dose-selection clinical trial of SPR994 in Australia in October 2017, and we expect to report top-line data from this trial in mid-2018. Following completion of this trial, and leveraging data and know-how we have licensed from Meiji, we intend to request a pre-Phase 3 meeting with the FDA in the second half of 2018. Subject to our discussions with the FDA, we expect to submit an IND and initiate a pivotal Phase 3 clinical trial of SPR994 for the treatment of cUTI around year-end 2018. In addition to cUTI, we believe that SPR994 has the potential to treat other serious and life-threatening infections.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

•	Diversify into rare orphan infectious disease markets such as NTM infection. We believe there is a significant opportunity to develop products for underserved “orphan” infectious disease areas, such as NTM infection. These markets offer the attributes of fewer branded or generic competitors as well as chronic therapy. We believe our drug candidate SPR720 has the potential to be the first oral antibiotic approved for the treatment of pulmonary non-tuberculous mycobacterial infections. We may seek to acquire other product candidates for other underserved, debilitating orphan infectious diseases.

•	Advance a product candidate from our IV Potentiator Platform through clinical development and regulatory approval, either through a collaboration or with non-dilutive funding (or both), and advance our other product candidates. Both product candidates within our IV Potentiator Platform are advancing, and we expect to bring forward one of our Potentiator Platform product candidates for further clinical testing in 2018 and explore business development opportunities for the other candidate. Based on the results of the SPR741 Phase 1b trial and results from a GLP toxicology study for SPR206, we expect to determine which of these product candidates we will bring forward as our lead clinical Potentiator product candidate.

•	Maximize the value of our IV Potentiator Platform through collaborations with other pharmaceutical companies. We may elect to pursue strategic collaborations with other pharmaceutical companies to leverage our Potentiator Platform. We believe it may be beneficial to develop and commercialize one or more of our Potentiator product candidates through partnering opportunities. These may include global collaborations to advance the entire Potentiator Platform, or product-specific deals pairing our product candidates with collaborators’ antibiotics, whether generic or novel, with the intention of enhancing those antibiotics’ performance and efficacy. We believe this approach will facilitate the capital-efficient development and commercialization of our Potentiator Platform.

•	Continue to pursue collaborations with non-commercial organizations for scientific expertise and funding support. We currently receive funding support of up to an aggregate of $10.4 million from the U.S. National Institute of Allergy and Infectious Diseases, or NIAID, the U.S. Department of Defense, or DoD, and the Combating Antibiotic Resistant Bacteria Biopharmaceutical Accelerator, or CARB-X, a public-private partnership funded by the Biomedical Advanced Research and Development Authority, or BARDA, within the U.S. Department of Health and Human Services. We intend to continue to collaborate with government agencies and non-profit foundations to support the development of our product candidates.

•	Expand our portfolio of product candidates for the treatment of MDR infections. Since our inception, we have focused on identifying and developing antibiotics to treat MDR infections, and we are using our expertise to aggressively build and expand a portfolio of product candidates for the treatment of such infections. Our management team has deep-rooted relationships in the academic, medical and corporate infectious disease community, which provide us visibility into new and innovative therapies under development. We believe the greatest unmet medical needs for safe and effective antibiotic treatments lie among infections due to MDR bacteria, as patients with these infections often have limited or inadequate therapeutic options, leading to high rates of mortality. The increasing prevalence of drug resistance and MDR bacteria, and the limitations of existing therapies and traditional drug development approaches, highlight the critical need for novel therapies capable of overcoming resistance, particularly orally administrable agents.

•

Establish global commercialization and marketing capabilities. We have global commercialization rights to all of our product candidates, with the exception of SPR994 in certain contractually specified Asian countries. Our management team has significant expertise in the commercialization of infectious disease treatments. Prior to joining us, members of our management team have collectively played leading roles in the approval and launch of 11 infectious disease products. We intend to build a targeted sales force and directly commercialize our product candidates in the United States in both hospital and community settings. Outside the United States,

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

we intend to enter into collaborations with third parties to develop and market our product candidates in targeted geographical markets. By collaborating with companies that have an existing commercial presence and experience in such markets, we believe we can efficiently maximize the commercial potential of our product candidates.

The Problem: Antibiotics and Drug Resistance

Antibiotic Background

Antibiotics are drugs used to treat infections that are caused by bacteria. Prior to the introduction of the first antibiotics in the 1930s and 1940s, bacterial infections were often fatal. Today, antibiotics are used routinely to treat and prevent infections. There are two main varieties of bacteria, Gram-negative bacteria and Gram-positive bacteria, which are distinguished by structural differences in their cell envelope. Gram-positive bacteria are surrounded by a single lipid membrane and a thick cell wall, while Gram-negative bacteria are encircled by two lipid membranes, an inner membrane and an outer membrane, with a thinner cell wall in between, as shown in the illustration below.

Antibiotics that target Gram-negative bacteria must be specifically designed to cross both the inner and outer membranes to enter the bacteria. The outer membrane, with its LPS-containing outer leaflet, represents a significant barrier to the entry into the bacteria by antibiotics and is a significant contributor toward reduced potency of many agents in treating Gram-negative bacterial infections. A study of 13,796 patients in intensive care units around the world reported in 2009 that 51% of patients experienced bacterial infections, and of these patients 62% were infected by Gram-negative organisms.

Antibiotics are evaluated according to several criteria, including:

•	Spectrum. Antibiotics that are effective against a wide variety of bacteria are considered to be broad-spectrum, while those that act upon only a limited number of bacteria are considered to be narrow-spectrum.

•	Potency. Potency is the measure of the microbiological ability of an antibiotic to kill or inhibit growth of bacteria in vitro. Potency is commonly expressed as the minimum inhibitory concentration, or MIC, in µg/mL, which is the lowest concentration at which the drug inhibits growth of the bacteria. Antibiotics with lower MICs are considered to be more potent.

•	Resistance. Antibiotic resistance refers to the inability of an antibiotic to effectively control bacterial growth. Some bacteria are naturally resistant to certain types of antibiotics. Antibiotic

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

resistance can also occur due to genetic mutations or changes in gene expression. There are numerous mechanisms responsible for antibiotic resistance, and resistance mechanisms are often found together and can be transferred between different bacteria, leading to multi-drug resistance.

Growing Antibiotic Resistance in the Hospital and Community Settings

Antibiotic resistance is one of the largest threats to global health, and resistance rates are increasing. Antibiotic resistance can affect anyone, of any age and in any country. According to the CDC, each year in the United States at least 2 million people become infected with bacteria that are resistant to antibiotics, and at least 23,000 people die each year as a direct result of these infections. Approximately 70% of the pathogens that cause these infections are resistant to at least one drug, meaning the incidence rate of serious infections is increasing and the proportion of the infections caused by MDR pathogens is increasingly seen as an emerging threat to world health. The CDC estimates that the excess annual cost resulting from these infections in the United States is as high as $20 billion.

According to the CDC, among all of the bacterial resistance problems, Gram-negative pathogens, which cause a majority of all bacterial infections, are particularly worrisome because they are becoming resistant to nearly all drugs that would be considered for treatment. In February 2017, the WHO published a list of Gram-negative bacteria based on the urgency of need for new antibiotics and highlighted a critical group of MDR Gram-negative bacteria that pose a particular threat to human health, including Acinetobacter, Pseudomonas and various Enterobacteriaceae (including Klebsiella sp., E. coli, Serratia and Proteus). These pathogens are associated with significant mortality because the increased incidence of antibiotic resistance has limited the number of effective treatment options.

There is an acute need for new antibiotics to treat MDR bacterial infections, as few new antibiotics capable of addressing such infections have been approved recently for commercialization or are in clinical development. Further, the majority of MDR bacterial infections historically have been acquired in the hospital setting, where they have been treated using IV-administered antibiotics. However, increasingly such infections are being acquired in the community setting, emphasizing the need for orally administrable antibiotics that can effectively treat such infections.

Our Solution

Antibiotics currently used for first-line empiric treatment of MDR bacterial infections and NTM infection suffer from significant limitations. We believe that our product candidates will overcome these limitations, as described below:

•

SPR994 is designed to address the lack of orally administrable antibiotics to prevent hospitalization and permit IV-to-oral switch therapy in resistant Gram-negative infections. Resistance to most commonly used classes of oral antibiotics, such as cephalosporins and fluoroquinolones, has increased significantly. Many of the most commonly used antibiotics for MDR Gram-negative infections are only available in an IV-administered formulation. Treatment with effective orally administrable antibiotics may prevent hospitalizations for serious infections and enable earlier, more convenient and cost-effective treatment of patients following hospitalization. SPR994 is an orally administrable tablet that we believe has the potential, if approved, to treat such infections in both the community and hospital settings, thereby preventing certain hospitalizations and enabling patients to transition to oral treatment. In the community setting, SPR994, if successfully developed and approved, may allow patients who develop an infection with a resistant pathogen, but are stable enough to be treated in the community, to avoid the need for an IV catheter and even hospitalization. In the hospital setting, the lack of effective oral stepdown options results in the potential for lengthy hospital stays or the insertion of a peripherally

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

inserted central catheter (PICC) to facilitate administration of IV antibiotics. SPR994 may enable faster discharges, providing cost-saving advantages for the hospital and mitigating the risk of catheter-related infection for patients.

•	SPR741 and SPR206 are designed to address the decline of novel and effective IV-administered antibiotics to treat MDR Gram-negative infections in the hospital setting. First-line IV empiric antibiotics, such as levofloxacin, ceftazidime and piperacillin-tazobactam, have experienced diminished utility as the number of bacterial strains resistant to these antibiotics in the hospital has increased. Due to gaps in the spectrum of coverage of antibiotics currently on the market, physicians are often confronted with the need to design complicated multi-drug cocktails for patients with serious infections. We believe that SPR741 has the potential to address the need for more effective treatments against MDR Gram-negative bacterial infections by expanding the spectrum and potency of existing antibiotics, including formerly inactive antibiotics. Based on results from preclinical studies to date, we believe that SPR206 has the potential to address this need as a single agent.

•	SPR720 is designed to be the first oral treatment for NTM infection where treatment failure is common and no approved therapies exist. The current treatment for NTM infection is lengthy and involves combination therapy, often including three or more antibiotics, including injectables. None of these combination treatments are currently approved for use in NTM infection. Treatment failure is common and is often due to poor compliance or patients’ inability to tolerate the regimen. Many patients experience progressive lung disease as a result of NTM infection, and mortality rates are high, ranging from 29% to 69% within five years of diagnosis. We believe SPR720, if successfully developed, has the potential to be the first approved oral agent for NTM infection, and it has demonstrated activity in vitro and in vivo against a range of pathogens, including Mycobacterium abscessus, a highly resistant organism causing NTM infection with a high rate of mortality.

Our Product Candidates

Oral SPR994 (Tebipenem Pivoxil)

Our lead product candidate, SPR994, is be a broad-spectrum oral carbapenem intended for use in adults to treat MDR Gram-negative infections. Carbapenems have been utilized for over 30 years and are considered the standard of care for many serious MDR Gram-negative bacterial infections, but to date they have only been available as IV-administered formulations. Currently, there are no commercially available oral carbapenems for use in adults, and we believe SPR994 has the potential to address this unmet need. SPR994 is an oral tablet formulation of tebipenem. Tebipenem was approved in 2009 in Japan for sale under the name Orapenem for pediatric use in common infections. To accelerate our clinical development of SPR994, in June 2017 we signed an exclusive license to certain data and know-how from Meiji and a global pharmaceutical company, to which we refer as Global Pharma, which we intend to use to support our clinical development of SPR994. We have global commercialization rights to SPR994, except in certain contractually specified Asian countries.

The FDA has designated SPR994 as a QIDP for the treatment of cUTI, CABP and DFI under the Generating Antibiotics Incentives Now Act, or the GAIN Act, which enables priority review for regulatory approval by the FDA. If SPR994 is approved for treatment of cUTI, CABP or DFI, the QIDP designation for SPR994 will extend by an additional five years any non-patent exclusivity period awarded for SPR994 in the United States, such as a five-year New Chemical Entity, or NCE, exclusivity granted under the Hatch-Waxman Act, for a total of 10 years. In Europe, exclusivity for NCEs is 10 years (eight years for data exclusivity and an additional two years for market exclusivity), with the possibility of a one-year extension if the chemical entity is approved for use in an additional indication. Additionally, we believe that our intellectual property portfolio for SPR994, which includes multiple patent applications pending, will provide SPR994 protection globally, including in the United States and Europe, through 2038.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Potential Advantages of SPR994

We believe that the following key attributes differentiate SPR994 from other antibiotics targeting MDR Gram-negative infections. We believe these attributes have the potential to make SPR994 a safe and effective treatment for cUTI and other serious and life-threatening infections for which we may develop SPR994.

•	Potential to be the first oral carbapenem in adults, if approved. SPR994 is designed to be the first broad-spectrum oral carbapenem-class antibiotic for use in adults to treat MDR Gram-negative infections. Unlike other carbapenems, which are only available as IV-administered infusions, SPR994 is an orally administered tablet. Oral administration may potentially allow physicians to avoid IV-administered antibiotics for otherwise healthy or stable patients and/or allow for a reduction in costs associated with avoiding or shortening hospitalization.

•	Favorable safety, efficacy and tolerability profile suggested by clinical studies of tebipenem in Japanese populations. A granule formulation of tebipenem has been approved for use in Japan in pediatric patients since 2009, where it has demonstrated a favorable safety and efficacy profile. Approximately 1,100 subjects have been dosed with the active pharmaceutical ingredient of SPR994, tebipenem, in clinical and pharmacologic studies during development of this drug by Meiji and Global Pharma in Japan. This data set includes 741 adults, including 88 patients with cUTIs, the initial indication for which we plan to develop SPR994. In each case tebipenem has demonstrated a favorable safety, pharmacokinetic and tolerability profile. In addition, Meiji has conducted a 3,540 patient post-marketing study supporting the safety and tolerability profile of tebipenem, specifically demonstrating a safety profile that aligns well with that observed across the clinical trial program and tolerability in line with other broad spectrum oral antibiotics.

•	Targeted pharmacokinetic profile observed in Spero clinical studies and Meiji data. A favorable pharmacokinetic profile, or ability for the drug to reach infected tissues, is an important component of clinical viability. Meiji demonstrated oral bioavailability, or the ability of the oral therapy to reach the bloodstream, and high concentrations in relevant tissues including the urinary tract without the aid of food or any pharmacologic agent needed to enhance these levels.

•	Broad spectrum of activity observed against a variety of MDR Gram-negative, Gram-positive and anaerobic bacteria, with a potency consistent with certain IV-administered carbapenems. In in vitro studies, SPR994 displayed potent antibiotic activity against the most difficult to treat Gram-negative bacteria, including those resistant to fluoroquinolone antibiotics, and cephalosporin-resistant bacteria producing extended spectrum beta lactamases, or ESBs. These antibiotic-resistant bacteria are associated with poor clinical outcomes in severe infections. Further, the potency of SPR994 against Enterobacteriaceae has been observed to be similar to IV-administered ertapenem, or ETP, and imipenem, or IMI. As a result, we believe that SPR994 has the potential to be used for the treatment of cUTI and other serious and life-threatening infections caused by resistant Gram-negative pathogens.

•	Potential to enable IV-to-oral transition of antibiotic treatment to assist with reduction in hospital stays and/or eliminate the need for hospitalization. We believe the unique oral formulation of SPR994 may enable patients who begin IV-administered treatment for ESBLs in the hospital setting to transition to oral dosing of SPR994 either in the hospital or upon discharge for convenient home-based care. We believe that the availability and use of an oral carbapenem as a transition therapy may eliminate hospitalization or reduce the length of a patient’s hospital stay and the overall cost of care.

We believe the foregoing advantages of SPR994 also significantly differentiate SPR994 from fluoroquinolones. Fluoroquinolones are the most widely used antibiotic class in treating community and hospital

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Gram-negative infections, but they have encountered increasing resistance among MDR Gram-negative bacteria and are associated with significant adverse effects. The table below reflects resistance rates in the United States in the community and hospital settings.

cUTIs in the United States	2013-2014 E. coli Resistance Rates to Fluoroquinolones	2000-2004 E. coli Resistance Rates to Fluoroquinolones
Community Setting	11.7%	0%
Hospital Setting	34.5%	3.5%

Currently, fluoroquinolones are the most frequently selected antibiotic for empirical urinary tract infection, or UTI, treatment in the community and hospital settings. Current UTI treatment guidelines published by the Infectious Diseases Society of America identify fluoroquinolones as an appropriate empirical therapy option. This recommendation, however, is contingent on local resistance rates being less than 10%. The endemicity (high rates) of fluoroquinolone-resistant E. coli found in the United States today in the community and hospital settings based on the table above would suggest that fluoroquinolones should not be used empirically for cUTI patients.

The following table highlights the observed in vitro potency differences between SPR994 and levofloxacin, the most widely used fluoroquinolone. As shown below, SPR994 has a MIC90 value of 0.03 µg/mL, which compares favorably (i.e., at or below) to the potency value obtained by levofloxacin.

Compound	E. coli MIC90 (µg /mL)
SPR994	0.03
Levofloxacin	>4

In addition, the FDA has issued several warnings against the use of fluoroquinolones in certain patients. In particular, an FDA Advisory Committee stated in November 2015 that the risk of serious side effects caused by fluoroquinolones generally outweighs the benefits for patients with acute bacterial sinusitis, acute exacerbation of chronic bronchitis and uncomplicated UTIs. The FDA has determined that fluoroquinolones should be reserved for use in patients with these conditions who have no alternative treatment options. We believe SPR994 could become a potential alternative to oral fluoroquinolones based on its safety and efficacy profile.

Significant Market Opportunity for SPR994

Given the observed activity of SPR994 against different bacteria, we view the market opportunity for SPR994, if approved, to be substantial, including for the following uses:

•	Community setting: Treating urinary tract infections acquired in the community setting without the need for patient hospitalization.

•	Hospital setting: Transitioning patients hospitalized for UTIs or cUTIs to an oral therapy as they are discharged from the hospital.

UTIs are among the most common bacterial diseases worldwide, with significant clinical and economic burden. QuintilesIMS estimates that between 33 and 34 million patients either visit their physician or are hospitalized for a UTI or otherwise suspected of experiencing a UTI in the United States annually. While drugs such as trimethoprim/sulfamethoxazole (Bactrim/Septra) and fluoroquinolones (levofloxacin, ciprofloxacin) have been the primary oral options for treatment of UTIs caused by Gram-negative organisms, nearly 30% to 35% of UTIs are resistant, which has led to increased use of IV-administered therapeutics such as carbapenems.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

QuintilesIMS completed a market assessment in August 2017 in the community and hospital settings in which it estimated that there were 11 to 12 million patients annually who presented in the community physician’s office with a UTI and 3.5 to 4.5 million patients annually in the hospital with a UTI in the United States alone. Of these UTIs, 10 to 11 million are suspected to be caused by Gram-negative bacteria, and 4 to 5 million of these patients had an infection that is resistant to or failed first-line therapy, such as the fluoroquinolone class, or require IV therapy due to the severity of infection. Physicians in the survey reported high concern with growing fluoroquinolone resistance and lack of oral options for MDR Gram-negative infections. We believe SPR994 is well positioned to meet the unmet need for an oral therapy for community-acquired UTI and may offer physicians an option for treating MDR UTIs while avoiding patient hospitalization. In addition, we believe SPR994 has the potential to accelerate hospital discharge and obviate the need for continued IV-administered therapy at home by transitioning discharged patients to an at-home oral therapy. Our initial study for SPR994 will focus on patients who suffer from a subset of UTIs called cUTIs, which affect approximately 4.9 million patients in the United States annually. A significant majority of UTIs, including cUTIs, are caused by a group of MDR Gram-negative bacteria called Enterobacteriaceae.

SPR994 Clinical Development Program

Based on our pre-IND meeting with the FDA, we initiated a Phase 1 pharmacokinetics and safety clinical trial of SPR994 in Australia in October 2017. Following completion of this trial, we intend to request a pre-Phase 3 meeting with the FDA to confirm that no additional clinical trials or nonclinical studies are required prior to initiating a Phase 3 clinical trial. Subject to feedback from the FDA, and using know-how we have licensed from Meiji, we hope to obtain agreement on the clinical trial protocol in late 2018 and expect to submit an IND and initiate the pivotal Phase 3 clinical trial of SPR994 for the treatment of cUTI around year-end 2018.

The FDA has designated SPR994 as a QIDP for the treatment of cUTI, CABP and DFI under the GAIN Act, which enables priority review for regulatory approval by the FDA. The QIDP designation for SPR994, however, does not guarantee a faster development process or ensure FDA approval. Further, if SPR994 is successfully developed and approved for the treatment of cUTI, CABP or DFI, the FDA’s QIDP designation for SPR994 should extend any non-patent exclusivity period awarded to SPR994 in the United States for five years, such as a five-year New Chemical Entity data exclusivity granted under The Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act.

SPR994 Phase 1 Clinical Trial

We filed a CTN in Australia and initiated in October 2017 a Phase 1 clinical trial of SPR994 in healthy volunteers. A CTN enables conduct of a clinical trial in Australia similar to the manner that an IND enables such a study in the United States. The Phase 1 clinical trial is evaluating several oral tablet formulations of SPR994 designed to optimize exposure. The trial consists of SAD cohorts and multiple dose cohorts. The objective of the trial is to study the safety, tolerability and pharmacokinetics of SPR994 administered orally. These data will be used to support dose selection for our planned Phase 3 trial.

We expect to use data from the trial to refine a pharmacokinetic/pharmacodynamic model to establish an in vitro/in vivo relationship to support dose and schedule administration for our planned pivotal Phase 3 clinical trial based on drug concentration and inter-patient variability. We expect to report top-line data from the Phase 1 clinical trial in mid-2018.

Planned Pivotal SPR994 Phase 3 Clinical Trial

Based on our pre-IND meeting with the FDA, we believe that results from our Phase 1 clinical trial of SPR994, if favorable, together with nonclinical studies, PK/PD, and other supporting data, will be acceptable to FDA to allow us to commence a pivotal Phase 3 clinical trial of SPR994 under a U.S. IND. After we complete our Phase 1 clinical trial, we plan to request a pre-Phase 3 meeting with the FDA. Subject to feedback from the

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

FDA, we expect to initiate the pivotal Phase 3 clinical trial of SPR994 for the treatment of cUTI and acute pyelonephritis around year-end 2018. Clinical trial applications will also be submitted in Europe and other regions, as needed, to support study enrollment. Our planned pivotal Phase 3 clinical trial evaluating the efficacy and safety of SPR994 is currently designed as a double-blind, double-dummy trial to compare SPR994 with an existing standard of care antibiotic in approximately 1,200 patients randomized 1:1 in each arm. In the United States the primary endpoint of the trial will be the combined clinical and microbiological response at the test cure with a 10% non-inferiority margin versus a standard of care IV antibiotic. We intend to commence our pivotal Phase 3 clinical trial with a lead-in cohort with intensive pharmacokinetics sampling in order to analyze exposure prior to enrolling the majority of the Phase 3 clinical trial cohort. In this Phase 3 trial, the primary efficacy endpoint is clinical cure and microbiological eradication in the microbiological intent-to-treat population per U.S. FDA guidance for cUTI trials. We will also assess the trial for the primary efficacy endpoint of microbiological eradiation in the microbiologically evaluable population per the European regulatory requirements, under a separate statistical analysis plan of the same datasets. We believe this Phase 3 design also supports the key value proposition for SPR994 of demonstrating clinical equivalency of an oral versus intravenous regimen.

Following receipt of top-line data from this pivotal Phase 3 clinical trial, if favorable, together with requisite safety data, drug-drug interaction studies and other studies, we intend to submit to the FDA an NDA for SPR994 to treat cUTI including acute pyelonephritis. These data, if positive, may also support marketing applications in other global regions.

Data Supporting the Use of SPR994 for the Treatment of cUTI

Approximately 1,100 subjects have been dosed with tebipenem in clinical and pharmacologic studies during the development of this drug by Meiji in Japan. The data set from these studies includes 741 adults, including 88 patients with cUTIs, the initial indication for which we plan to develop SPR994. In addition, there are post-marketing outcomes data reporting the safety and efficacy of tebipenem in 3,540 pediatric patients with pneumonia, otitis media, or sinusitis. These data are consistent with the safety profile of tebipenem as established in the clinical trial. We have also tested SPR994 in vitro and in animal models. We believe that nonclinical assays are generally predictive of clinical efficacy for antibiotics, particularly in the case of a well-understood class such as carbapenems.

In vitro Activity Against MDR Enterobacteriaceae

Results from multiple susceptibility testing studies against MDR Enterobacteriaceae demonstrate that SPR994 remained potent against strains resistant to multiple antibiotics. In these studies, we measured the potency, or MIC, of each drug by determining the concentration of drug required to inhibit the growth of 50% and 90% of the isolate set (i.e., the MIC50 or MIC90). The graph below depicts the in vitro activity of SPR994 compared to two commercially available intravenously delivered antibiotics commonly used to treat cUTI against a large number of clinical isolates, namely Invanz (ertapenem, or ETP) from Merck and generically available imipenem, or IMI.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPR994 Activity Against Contemporary Isolates of E. coli

SPR994 has showed MIC50 and MIC90 values of less than or equal to 0.015 µg/mL and 0.03 µg/mL, which compare favorably (i.e., at or below) to the values obtained by competitive agents ertapenem and imipenem.

Regarding a more resistant set of E. coli isolates, including fluoroquinolone-resistant strains, SPR994 again showed in vitro activity similar to commercially available intravenously delivered drugs such as Merrem (meropenem, or MEM), and better than levofloxacin, or LVX, as shown in the graph below.

SPR994 is Active Against E. coli, Including Fluoroquinolone-Resistant Isolates

SPR994 has also shown activity in preclinical in vitro studies against a wide variety of ESBL-producing E. coli and ESBL-producing K. pneumoniae strains, as highlighted in the table below.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPR994 Has Potent Activity Against A Variety of ESBL Enzymes

In vitro Activity of SPR994 and Comparator Antibiotics against Clinical Isolates

We believe these data show the ability of orally available SPR994 to deliver similar activity to comparative IV-administered agents.

Tebipenem Phase 1 Clinical Trial Data Support Development of SPR994 for the Treatment of cUTI

Tebipenem was also tested by Meiji in healthy volunteers to determine urinary concentrations as a predictor of efficacy in the cUTI population. Results from this single-ascending dose study are shown in the graph below.

Single-Ascending Dose Calculated Urine Levels of Tebipenem

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

In early clinical studies in Japan, healthy volunteers received doses up to 600 mg/day. At each dose level, and in a dose dependent manner, the urine concentration of tebipenem exceeded the MIC90 for E. coli of 0.03 µg/ml (defined as the level that is expected to inhibit 90% of E. coli isolates).

A food-effect clinical study was performed to evaluate the impact of meals or dairy products on tebipenem-pivoxil granule pharmacokinetics. The study showed comparable plasma AUC (a measure of drug exposure over time) and urinary excretion rates of tebipenem pivoxil among the study’s subjects in both the fed and fasted states. The effect of a meal or dairy products on tebipenem absorption was observed to be limited, and no adverse safety or tolerability effects were observed in dosing in the fed state.

Meiji Phase 2 Clinical Trial Data of Tebipenem in cUTI

Meiji and Global Pharma conducted two exploratory, dose-ranging Phase 2 clinical trials of tebipenem in patients with cUTI including patients with acute pyelonephritis. These trials were conducted in Japan between 2001 and 2004. Study L-084 04 (report date 2003), a multicenter open-label study to evaluate the efficacy (clinical and microbiological) and safety (adverse events and laboratory tests) of tebipenem at doses of 100 mg administered three times daily, or TID, (Group A), 150 mg administered BID (Group B), and 150 mg administered TID (Group C), for seven days in patients with cUTI. There were 51 adult patients, aged 20-74 years inclusive, enrolled with 40 being evaluable for efficacy (14 in Group A; 17 in Group B; 9 in Group C). Study ME1211 (report date 2004), a multicenter, open-label study to evaluate efficacy (early and late assessments) and safety (adverse events and laboratory tests) of tebipenem at doses of 250 mg administered BID (500 mg Group) and 300 mg administered TID (900 mg Group) for seven days in patients with cUTI. There were 37 adult patients, aged 20 to 74 years inclusive, enrolled with all being evaluable for efficacy (19 in 500-mg Group; 18 in 900-mg Group).

Although the design of the Phase 2 clinical trials in Japan was different from what is recommended in FDA guidance for clinical trials in patients with cUTI, including acute pyelonephritis, we believe these results support our plan to develop SPR994 in cUTI. With respect to these results, which are summarized in the chart below, the efficacy rate refers to the proportion of subjects judged to have experienced a “markedly effective” or “effective” tebipenem dosage versus the total number of subjects tested, and the negative conversion rate refers to the proportion of subjects with negative urine cultures versus the total number of subjects tested.

Observed Efficacy of Tebipenem in Meiji Phase 2 Trials in cUTI

Study L-084 04

	Subjects	Efficacy Rate*	Negative Conversion Rate
300-mg group A (100 mg administered TID)	14	92.9%	92.9%
300-mg group B (150 mg administered BID)	17	94.1%	94.1%
450-mg group C (150 mg administered TID)	9	100%	100%

*	Based on overall clinical outcome.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Study ME1211

	Subjects	Early Efficacy Assessment*		Negative Conversion Rate**
500-mg group A (250 mg administered BID)	16	93.8	%***	87.5%
900 mg group B (300 mg administered TID)	16	93.8%		93.8%

*	Based on overall clinical effect at the end of therapy.

**	Early assessment, at end of therapy. For the purpose of this assessment, negative conversion rate is defined as the rate of subjects with negative urine cultures.

***	“Markedly effective” or “effective.”

Safety of Tebipenem

Tebipenem pivoxil is a prodrug that is metabolized to tebipenem, its therapeutically active form. We view the clinical safety profile of tebipenem pivoxil established by Meiji as relevant and supportive of SPR994 because both metabolize to the active metabolite, tebipenem, in plasma. Our formulation development efforts are designed to improve target concentration while maintaining the exposure per dose.

Tebipenem pivoxil is an orally administered carbapenem, which is a sub-group of the beta-lactam class of antibiotics. The safety of tebipenem pivoxil was evaluated in approximately 1,100 subjects supporting the application for approval in Japan. In this safety data set, there are 741 adult subjects across 17 trials and 440 pediatric subjects across six trials. These 23 trials in total, included one double-blind, comparator-controlled trial in children, five open-label trials in children, five trials enrolling adult patients (including two open-label cUTI trials), and 12 Phase 1 clinical pharmacology trials. Among the pharmacology trials, tebipenem pivoxil was studied for an effect on QT interval, and for the known effect of the pivoxil prodrug on serum carnitine concentrations.

In these studies, tebipenem pivoxil was generally well tolerated, with an adverse event, or AE, profile comparable to common, approved oral beta lactam antibiotics and IV-administered carbapenems. The most common AEs were gastrointestinal (e.g., diarrhea, loose stools) in both children and adults, and in the Phase 3 clinical trial of otitis media, the incidence was similar to that reported for the comparator, cefditoren (also a pivoxil prodrug), an oral cephalosporin antibiotic. No effect of the administration of tebipenem pivoxil on the prolongation of the QT interval was observed, and the effect on serum carnitine concentrations was reversed post treatment and not associated with AEs. A side effect seen with beta-lactam antibiotics is seizures; however, there have been no reports of inducement of seizures due to the administration of tebipenem pivoxil in clinical trials.

Meiji has reported post-marketing outcomes data reporting the safety and efficacy of Orapenem Fine Granules 10% for Pediatric Use (tebipenem pivoxil) in pediatric patients with pneumonia, otitis media, or sinusitis. A total of 3,547 cases were enrolled into the observational study, and the analysis was conducted using 3,540 cases for which it was possible to recover the questionnaires.

A total of 348 instances of adverse drug reactions were observed in 334 cases amongst the 3337 cases (including 6 adult cases) used in the safety analyses, and the incidence of adverse drug reactions was 10.01% (334 cases/3337 cases). The adverse drug reaction that occurred most frequently was “diarrhea” (9.5%, 318 instances/3337 cases). One serious drug reaction was observed of “multi-organ failure”. These data are consistent with the safety profile of tebipenem as established in the pediatric clinical trials and reflected in the Orapenem product labeling in Japan.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

A clinical study evaluating the effect of tebipenem pivoxil dosing over one week on intestinal flora was also performed. Total aerobic and anaerobic bacterial counts were evaluated. Total bacterial count was reduced by day 7 of the study in both the 100 and 200 mg TID groups. However, no additional change in bacterial count was observed on subsequent examination days. Neither fecal C. difficile nor its toxin was detected in any of the subjects during or following completion of the 7-day dosing period.

Our IV Potentiator Platform (SPR741 and SPR206)

We have two product candidates in our IV Potentiator Platform, SPR741 and SPR206 to treat Gram-negative infections in the hospital. Both have shown in vitro activity against Gram-negative bacteria, including organisms identified by the CDC and the WHO as urgent and serious threats to human health. SPR741 has minimal observed antibacterial activity as a single agent and has required combination therapy with a companion antibiotic to demonstrate antimicrobial potency. SPR741 also has demonstrated activity primarily against MDR Gram Negative organisms such as Enterbacteriaceae and against some strains of Acinetobacter baumannii depending on its combination partner. SPR206 has shown activity as a single agent and exerted potency with and without a partner. SPR206 has also shown broad spectrum of activity including all the strains SPR741 covers, as well as expanded coverage of carbapenem-resistant Pseudomonas aeruginosa, carbapenem-resistant Acinetobacter baumannii and carbapenem-resistant Enterobacteriaceae.

We have completed a Phase 1, two part, randomized, double-blind, placebo-controlled, dose-escalation trial of SPR741. The safety and pharmacokinetics data from this study were recently reported at the European Congress of Clinical Microbiology and Infectious Diseases congress in Madrid, Spain. The data indicated that SPR741 was generally well tolerated at single doses up to and including 800 mg and at doses up to and including 600 mg every 8 hours for 14 days.

We initiated our Phase 1b drug-drug interaction clinical trial of SPR741 in the United Kingdom during the fourth quarter of 2017. The Phase 1b trial enrolled 27 healthy volunteers to evaluate SPR741 as a single dose in combination with compounds from the beta-lactam class of antibiotics, including cephalosporins (ceftazidime), monobactams (aztreonam) and beta-lactam/beta-lactamase inhibitors (piperacillin/tazobactam). The trial was designed to assess the impact, if any, on the standalone pharmacokinetics of SPR741 or the standalone pharmacokinetics of the beta-lactam combination drug when the two are dosed together as a single dose.

We believe that our intellectual property portfolio for SPR741, which includes multiple issued patents and patent applications pending, will provide SPR741 protection globally, including in the United States and Europe, through 2038. Additionally, we have multiple patent applications pending for SPR206 that we believe will provide SPR206 protection globally, including in the United States and Europe, through 2035.

How Our Potentiator Platform Molecules Are Designed to Work

Gram-positive and Gram-negative bacteria are classified by the lab staining test known as the “Gram stain”, but their nature is due to structural differences in their cell envelope, with Gram-positive bacteria surrounded by a single lipid membrane and a thick cell wall and Gram-negative bacteria encircled by two lipid membranes, an inner membrane and an outer membrane, with a thinner cell wall in between. The outer membrane, with its LPS-containing outer leaflet, represents a significant barrier to the entry into the bacteria by antibiotics and is a significant contributor to reduced potency of many agents in treating Gram-negative bacterial infections. Potentiator molecules bind to LPS to enhance the permeability of the Gram-negative bacterium to antibiotics and drive bacterial killing.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Advantages of our Potentiator Platform

We believe that the following key attributes of our Potentiator Platform generally have the potential to support the clinical utility and commercial value of our Potentiator Platform for the safe and effective treatment of serious infections:

•	Potential to Expand the Potency of Standard-of-Care Antibiotics. We believe SPR741and SPR206 have the potential to expand the potency of standard-of-care antibiotics by restoring and expanding their Gram-negative activity, thereby improving therapeutic outcomes, decreasing physicians’ reliance on drugs of last resort and encouraging improved antibiotic stewardship.

•	SPR741 was generally well tolerated in Phase 1 and Phase 1b studies. Data from our Phase 1 SAD and MAD clinical trial of SPR741 demonstrate SPR741 was generally well tolerated at single doses up to and including 800 mg and at doses up to and including 600 mg every 8 hours for 14 days, as well as in combination with beta lactam antibiotics.

•	SPR206 may potentially be a potent IV-administered direct-acting agent. Like SPR741, our Potentiator Platform candidate SPR206 is designed to interact with LPS to disrupt the outer membrane. However, SPR206 is also designed to have direct antibiotic activity, while retaining potentiator activity, including activity against Pseudomonas and Acinetobacter. We are developing SPR206 as a treatment for high-risk patients with suspected or known Gram-negative infections such as carbapenem-resistant Enterobacteriaceae, or CRE, carbapenem resistant Acinetobacter baumannii, or CRAB, and MDR Pseudomonas aeruginosa, or MDR PA, to prevent mortality and reduce the length of stay in the hospital setting.

Significant Market Opportunity for SPR741 and SPR206, including Gram-Negative IV Market

The need for new antibiotics to treat CRE, CRAB and MDR PA is particularly acute, as together these represent among the top global threats in infectious disease and can cause severe and often deadly infections. As such, there is an acute need for new drugs to treat MDR Gram-negative bacteria. Currently approved products are increasingly ineffective against Gram-negative bacteria due to increasing resistance, resulting in limited treatment options for patients with MDR infections. Few new therapeutic agents have been approved or are in clinical development to treat infections caused by Gram-negative bacteria.

Acinetobacter baumannii is an opportunistic bacterial pathogen primarily associated with hospital-acquired infections with between 50,000 to 80,000 infections annually in the United States and approximately 63% of isolates are MDR. Mortality rates for patients with Acinetobacter baumannii have been reported as high as 43%. Currently the only drugs to treat these resistant organisms are polymyxins such as colistin, polymixyn B, or PMB, and tigecycline, or TIG, both of which have significant safety and tolerability issues. SPR206 would provide a much needed addition to the treatment of these very serious infections.

Pseudomonas is one of the most common Gram-negative organisms in the hospital setting. Incidence ranges from 13% in UTIs and as high as 25% in respiratory tract infections. Resistance to commonly used agents such as cephalosporins, piperacillin/tazobactam and quinolones ranges from 10% in the non-ICU setting to upwards of 35% in the ICU. In preclinical studies to date, SPR206 has demonstrated potent activity across a broad range of resistant strains of Pseudomonas aeruginosa. There are limited treatment options available today to treat these resistant organisms.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPR741—Phase 1 Clinical Trial and Clinical Development

Data from our Phase 1 SAD and MAD clinical trial show SPR741 administered intravenously in single doses up to and including 800 mg and multiple daily doses up to and including 600 mg every 8 hours for 14 days was generally well tolerated in healthy adult subjects. There were no deaths or serious adverse events. All subjects completed the study. As shown in the chart below, the pharmacokinetics observed in the SAD portion of the trial were dose linear and dose proportional with a half-life of between two and four hours, consistent with expectations from preclinical modeling. Similarly, the pharmacokinetics observed in the MAD portion of the trial were dose linear and dose proportional, with only minor accumulation noted in the top dose cohort (600 mg every 8 hours).

We initiated our Phase 1b drug-drug interaction clinical trial of SPR741 in the United Kingdom during the fourth quarter of 2017. The Phase 1b trial enrolled 27 healthy volunteers to evaluate SPR741 as a single dose in combination with compounds from the beta-lactam class of antibiotics, including cephalosporins (ceftazidime), monobactams (aztreonam) and beta-lactams/beta-lactamase inhibitors (piperacillin/tazobactam). The trial was designed to assess the impact, if any, on the standalone pharmacokinetics of SPR741 or the standalone pharmacokinetics of the beta-lactam combination drug when the two are dosed together as a single dose.

Our Potentiator Platform is funded in part with non-dilutive funding from the DoD and CARB-X, consisting of $3.4 million through March 31, 2018. We have global commercialization rights to SPR741, which has global patent protection extending through 2038.

In Vitro Activity of SPR741 Against MDR Gram-Negative Bacteria

Results from multiple susceptibility testing studies against suggest that SPR741 is capable of potentiating the activity of several classes of antibiotics, including some beta-lactams and macrolides. We ascertained the potential clinical profile of combinations of SPR741 against MDR Enterobacteriaceae encountered in the hospital setting by testing the combinations against a large number of clinical isolates

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

collected from unique patients with different types of infections from hospitals around the world. In one such study, we measured the ability of SPR741 to enhance the activity of ceftazidime, or CAZ, or piperacillin-tazobactam (Zosyn, or TZP) against a large collection of clinical isolates expressing the drug-resistant phenotype ESBL. In each case, as shown in the graph and summarized in the table below, SPR741 potentiated the activity of the antibiotics resulting in an MIC90 shift from 256 to 8 for CAZ and from 256 to 1 for TZP. We believe that these data demonstrate SPR741’s ability to restore the combined antibiotic’s therapeutic activity against a resistant strain of bacteria.

Potency of Piperacillin-Tazobactam and Ceftazidime with and without SPR741 in Global Set of Clinical Isolates Classified as ESBL Producers

MIC90 and % of Bacteria Susceptible to Piperacillin-Tazobactam and Ceftazidime

with and without SPR741 in Global Set of Clinical Isolates Classified as ESBL Producers

	MIC90 (mg/mL)	% Susceptible(1)
CAZ	256	20%
CAZ+SPR741	8	88%
TZP	256	75%
TZP+SPR741	1	98%

(1)	Breakpoints for CAZ+SPR741 and TZP+SPR741 are defined by regulatory bodies only upon approval of NDA(s) and as such none exist today. As a surrogate, we have used the clinically approved breakpoints for CAZ and TZP to define anticipated susceptibility for our combinations.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPR206—Development Plan

In Vitro Activity of SPR206 Against MDR Gram-Negative Bacteria

Results from multiple susceptibility testing studies against MDR Enterobacteriaceae suggests that SPR206 is capable potent activity against MDR Enterobacteriaceae, carbapenem resistant Pseudomonas aeruginosa and carbapenem resistant Acinetobacter baumannii.

In vivo Activity of SPR206 against Carbapenem-Resistant Acinetobacter baumannii

The activity of SPR206 against a carbapenem resistant strain of Acinetobacter baumannii exceeded the activity of polymyxin B (PMB) and tigecycline (TIG) in a mouse lung infection model as shown below.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Activity of SPR206 vs. Comparators in a Mouse Lung Infection Model

SPR720 Pulmonary Non-Tuberculous Mycobacterial Infection Program

A third area of our focus is anti-infective disease. We are developing SPR720, a therapeutic candidate with a novel mechanism of action for the treatment of NTM infection. SPR720 is designed to be the first novel, oral candidate to treat NTM infection. SPR720 is an orally available gyrase inhibitor. SPR720 has shown potent activity against most common NTM infection species, such as M. avium, M. abscessus and M. kansasii. As shown in the exhibit below, SPR720 showed dose responsive activity against difficult to treat, multidrug resistant pathogens, with better activity as compared to amikacin, or AMK, considered one of the positive control in this experiment.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Lung Infections in Multidrug Resistant Abscessus Strains

Non-tuberculous mycobacteria are typically found in water and soil. NTM cause a rare infection of the lung that is acquired through inhalation of this microbe. There are approximately 150 types of mycobacteria, with Mycobacterium avium complex, or MAC, and Mycobacterium abscessus the most common cause of NTM infections, together comprising almost 90% of all NTM infections.

NTM infections occur in many different types of patients. NTM infections often occur in people with compromised immune systems, such as those with HIV, or those with respiratory conditions such as cystic fibrosis, chronic obstructive pulmonary disease, asthma or bronchiectasis. According to Strollo et al. and Adjemian et al., the diagnosed patient population is approximately 86,000 in the United States. The annual prevalence of NTM infection is increasing at an estimated rate of 8% per year. While people of any age can be infected by NTM, it mostly affects middle-aged to elderly adults, and is increasing among patients over 65, a population expected to nearly double by 2030. While relatively rare compared to other infectious diseases, the prevalence of NTM infection has more than doubled since 1997. By comparison, the prevalence of tuberculosis in North America has declined.

There are currently no FDA-approved therapeutics indicated for NTM infections. Given the unmet medical need, there are regulatory incentives available to encourage drug development to address NTM infection. These include orphan drug designation, potential for breakthrough therapy status and QIDP designation. The current treatment for NTM infection is lengthy and involves combination therapy, often including three or more drugs including an injectable. Treatment failure is common and is often due to poor compliance or inability to tolerate the regimen. Many patients experience progressive lung disease and mortality is high. We believe there is a need for new, potent, orally available therapies for NTM infection. While there are competitive compounds in late-stage development for NTM infection, these therapies are not effective in all patients and are not orally available.

We believe that our intellectual property portfolio for SPR720, which includes multiple issued patents and patent applications pending, will provide SPR720 protection globally, including in the United States and Europe, through 2033.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Our SPR720 Development Plan

Our strategy is to develop SPR720 to become the first oral treatment FDA-indicated for NTM infection, and to enable refractory patients to regain a better quality of life. SPR720 is currently in preclinical development. We have conducted 28-day GLP toxicity studies in rats and non-human primates, and we are waiting for the final results of these studies. We have also observed activity as good as or better than positive controls in in vitro and in vivo testing, including in an infection model caused by Mycobacterium abscessus and Mycobacterium avium. Pending further evidence of in vivo activity and positive results from our additional toxicity studies in the second half of 2018, we plan to initiate a Phase 1 SAD/MAD clinical trial in healthy volunteers during the first half of 2019.

Collaboration and License Agreements

In addition to our own patents and patent applications, we have acquired or licensed patents, patent applications and know-how from various third parties to access intellectual property covering product candidates that we are exploring and developing. We have certain obligations under these acquisition or licensing agreements, including diligence obligations and payments, that are contingent upon achieving various development, regulatory and commercial milestones. Also, pursuant to the terms of some of these license agreements, when and if commercial sales of a product commence, we may be obligated to pay royalties to such third parties on net sales of the respective products. Some of our license agreements include sublicenses of rights owned by third-party head licensors.

Meiji Agreements

To support our development of SPR994, in June 2017 we entered into an exclusive License Agreement with Meiji Seika Pharma Co., Ltd., or the Meiji License. Pursuant to the Meiji License, we obtained know-how, data and regulatory documents that will support the development of SPR994.

We retain exclusive rights to commercialize SPR994 throughout the world, except in Japan, Bangladesh, Brunei, Cambodia, China, Indonesia, Laos, Malaysia, Myanmar, Philippines, Singapore, South Korea, Taiwan, Thailand and Vietnam, where Meiji will have exclusive rights to commercialize SPR994. With Meiji, we have established a joint development committee for the management of the development of SPR994, including any joint, cross-territory studies that may be undertaken by the parties, if any. In addition, the parties will establish a joint commercialization committee to coordinate information sharing relative to commercialization of the new formulation.

Meiji and we have granted each other exclusive cross licenses to our respective tebipenem intellectual property, including know-how and regulatory documentation. The license granted to us by Meiji includes certain know-how that Meiji received from Global Pharma, as described below. As such, our rights to the Global Pharma know-how component are non-exclusive.

Under the Meiji License, we have paid Meiji a one-time nonrefundable upfront fee of $0.6 million and are obligated to pay Meiji future clinical and regulatory milestone payments up to an aggregate of $3.0 million and royalties of a low single-digit percentage based on net sales of SPR994. In October 2017, we paid a $1.0 million milestone payment to Meiji upon the enrollment of the first patient in the Company’s Phase 1 clinical trial of SPR994. Additionally, we are obligated to pay Meiji a percentage of certain amounts received from any sublicensees, up to an aggregate of $7.5 million.

Some of the know-how that we received under the Meiji License to support SPR994 development was originally obtained by Meiji through a license from Global Pharma, which we refer to as the head license. Prior to entering into the Meiji License with us, Meiji received written approval from Global Pharma permitting Meiji to enter into the Meiji License with us. Specifically, in a letter agreement between Global Pharma and Meiji

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

entered into in January 2017, Global Pharma consented to Meiji assisting us with the transfer or license of the Global Pharma know-how and Meiji know-how on a non-exclusive basis outside of those Asian countries identified above, as well as certain related matters. This letter agreement does not contemplate us having any right to sublicense the Global Pharma know-how. Global Pharma retains rights to its know-how outside of those Asian countries identified above.

The Meiji License continues in effect until the expiration of all payment obligations thereunder (including royalty payments and licensee revenue) on a product-by-product and country-by-country basis, unless earlier terminated by the parties. Pursuant to the terms of the Meiji License, in addition to each party’s right to terminate the agreement upon the other party’s material breach (if not cured within a specified period after receipt of notice) or insolvency, we also have unilateral termination rights (i) in the event that we abandon the development and commercialization of SPR994 for efficacy, safety, legal or business factors, and (ii) under certain circumstances arising out of the head license with Global Pharma.

Potentiator Platform Agreements

Northern License Agreement

In February 2015, our subsidiary, Spero Potentiator, Inc., or Spero Potentiator, entered into a license agreement, or the 2015 Northern License Agreement, with Northern Antibiotics Oy (Ltd.) of Finland pursuant to which Northern granted to Spero Potentiator an exclusive, worldwide, perpetual and irrevocable license to develop and commercialize certain licensed compounds under certain patents, patent applications and know-how of Northern. In exchange for such exclusive license, Spero Potentiator issued an equity interest in Spero Potentiator and entered into a subscription agreement and shareholders agreement with Northern. In June 2017, we repurchased Northern’s minority equity interest in Spero Potentiator in exchange for a one-time nonrefundable upfront fee of $1.0 million immediately and agreed to pay Northern $0.1 million within five days of the consummation of our initial public offering, or IPO, which event occurred and which amount was paid in November 2017. We also amended and restated the 2015 Northern License Agreement, which, as amended, we refer to as the 2017 Northern License Agreement, to include certain contingent cash payments as described below. The 2017 Northern License Agreement has a perpetual term and no express termination rights.

Under the 2017 Northern License Agreement, Northern granted to Spero Potentiator an exclusive, perpetual, irrevocable, worldwide license to develop and commercialize certain licensed compounds under certain Northern patents, patent applications and know-how in consideration for one or more near-term milestone payments up to an aggregate of $2.5 million based on either clinical milestones or the completion of our IPO, which event occurred and which amount was paid in November 2017, and in consideration for up to an aggregate of $4.5 million upon receipt of marketing approval of SPR741 or other compounds licensed from Northern which, in either case, is approved to be co-administered with a different antibiotic agent. With Northern, we have established a joint development committee for the exchange of information and ideas regarding development of the licensed compounds, to monitor conduct of activities and to provide and receive updates regarding new inventions. In addition, we provide periodic reports to Northern describing the development and commercialization of the licensed compounds, including SPR741.

Cantab Agreements

In June 2016, we entered into a stock purchase agreement, or the Cantab Agreement, with Pro Bono Bio PLC, a corporation organized under the laws of England, and its affiliates, including PBB Distributions Limited, or PBB, Cantab Anti-Infectives Ltd., or CAI and New Pharma License Holdings Limited, or NPLH, in order to acquire NPLH and its intellectual property rights and assets relating to our Potentiator Platform, and our next-generation potentiating agents in particular. The intellectual property portfolio we acquired includes patents which cover SPR206 as well as other novel potentiating agents, polymyxin derivatives and other LPS or outer-membrane bacterial disrupting agents. In exchange for the acquisition of NPLH, we paid PBB upfront

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

consideration in the amount of $0.3 million and also agreed to pay a total of up to $5.8 million upon the achievement of specified clinical and regulatory milestones and to pay £5.0 million ($6.7 million as of December 31, 2017) upon the achievement of a specified commercial milestone. We also agreed to pay royalties of a low single-digit percentage based on net sales of products licensed under the agreement. In addition, Spero Cantab issued an equity interest in Spero Cantab and entered into a subscription agreement and shareholders agreement with PBB. In July 2017, we repurchased PBB’s minority equity interest in Spero Cantab in exchange for a one-time nonrefundable upfront fee of approximately $0.2 million and we also amended the Cantab Agreement to increase the contingent milestone payments to PBB by an aggregate of $0.1 million. The Cantab Agreement continues indefinitely, with royalty payment obligations thereunder continuing on a product-by-product and country-by-country basis until the later of ten years after the first commercial sale of such product in such country or the expiration in such country of the last to expire valid claim of any of the applicable patents.

In addition, Spero holds a NIAID contract that partially funds the next-generation potentiating agent development program. That contract was novated from CAI to Spero in December 2017. If NIAID exercises future contract options and we receive further funding from NIAID, then we will pay a portion of the proceeds to PBB pursuant to the Cantab Agreement.

Vertex Assignment and License Agreement

In May 2016, we entered into an agreement with Vertex Pharmaceuticals Incorporated, or Vertex, pursuant to which Vertex assigned to us rights to patents relating to SPR720 and SPR719 (an active metabolite). The acquired patent portfolio includes protection for composition of matter, method of use, and specific key intermediates used in the manufacture of SPR719 and SPR720. We also obtained certain know-how and a license to research, develop, manufacture and sell products for a proprietary compound, as well as a transfer of materials as part of the transaction. In return, we granted Vertex an exclusive license to the assigned patents and know-how for use outside of the diagnosis, treatment or prevention of bacterial infections. In exchange for the assigned patents, we paid Vertex an upfront, one-time, non-refundable, non-creditable fee of $0.5 million, which was recognized as research and development expense, and we also agreed to pay Vertex future clinical, regulatory and commercial milestones up to $81.1 million in the aggregate and a royalty on the net sales of licensed products ranging from mid-single digits to low double digits. The agreement continues in effect until the expiration of all payment obligations thereunder, with royalty payment obligations continuing on a product-by-product and country-by-country basis until the later of ten years after the first commercial sale of such product in such country or the date of expiration in such country of the last to expire applicable patent. Further, Vertex has the right to terminate the agreement if provided with notification from us of our intent to cease all development or if no material development or commercialization efforts occur for a period of 12 consecutive months.

Government Awards

We currently receive funding support of up to an aggregate of $10.4 million in non-dilutive funding from NIAID, the DoD and CARB-X. As noted above, our Potentiator Platform program is partially funded by a $1.5 million award from the DoD and an award of $1.9 million from CARB-X. The DoD funding supports next-generation Potentiator Platform discovery and screening of SPR741 partner antibiotics. The CARB-X award supports screening and selection of SPR741 partner antibiotics (with the exception of azithromycin) with the goal of taking one SPR741/partner combination through IND-enabling studies, culminating in the completion of a Phase 1 clinical trial. Our NIAID award provides up to $1.0 million of support for our SPR720 program. The scope of the program includes in vitro and in vivo assessments of SPR720 against tuberculous as well as nonclinical and manufacturing activities in support of both tuberculous and NTM indications. Finally, NIAID is providing up to $6.0 million of funding for our next-generation Potentiator Platform molecules.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Intellectual Property

We strive to protect the proprietary technology that we believe is important to our business, including seeking and maintaining patents intended to cover our product candidates and compositions, their methods of use and processes for their manufacture and any other inventions that are commercially important to the development of our business. We also rely on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection.

Our success will significantly depend on our ability to obtain and maintain patent and other proprietary protection for commercially important technology and inventions and know-how related to our business, defend and enforce our patents, preserve the confidentiality of our trade secrets and operate without infringing the valid and enforceable patents and proprietary rights of third parties. We also rely on know-how and continuing technological innovation to develop and maintain our proprietary position.

Spero-Owned Intellectual Property Relating to SPR994 and Other Compounds Under Development

We have patent applications directed to the composition of matter, formulation and/or use of SPR994, SPR741, SPR206 and SPR720 pending in the United States, Europe, Japan and other countries.

Oral Carbapenem (SPR994)

Our SPR994 program contains two pending U.S. provisional applications and one patent cooperation treaty, or PCT, application covering novel preparations of tebipenem pivoxil as of December 31, 2017, all wholly owned by us. The provisional patent applications will be converted to Patent Cooperation Treaty, or PCT, applications within one year of their filing dates. U.S. and foreign patents issuing from our tebipenem pivoxil patent applications will have statutory expiration dates of December 2037 and February 2038. Patent term adjustments or patent term extensions could result in later expiration dates.

Potentiator Platform (Including SPR741)

The intellectual property portfolio for our Potentiator Platform contains patent applications and issued patents directed to composition of matter for SPR741 and analogs thereof, composition of matter with different structural features, combinations of SPR741 or other potentiators with other anti-bacterial compounds, and methods of use for these novel compounds and compositions. As of December 31, 2017, we owned or were exclusively licensed eight U.S. patents and one U.S. provisional application; 94 foreign patents and nine pending foreign patent applications in a number of jurisdictions, including Australia, Brazil, Canada, China, the European Union member states, Israel, India, Indonesia, Japan, South Korea, Mexico, New Zealand, Russia, Singapore, South Africa, and Taiwan; four pending PCT applications; and two pending U.S. provisional patent applications directed to our Potentiator Platform. Issued U.S. or foreign patents and any patents issuing any pending U.S., foreign or PCT applications covering SPR741 will have a statutory expiration date of August 2027, February 2029, April 2037, May 2037, May 2038 and July 2038. Patent term adjustments or patent term extensions could result in later expiration dates.

Next-Generation Potentiator Platform Program (Including SPR206)

The intellectual property portfolio for our next-generation polymyxin program contains patent applications and issued patents directed to composition of matter for polymyxin-like compounds with different structural features, pharmaceutical compositions comprising the same, and methods of use for these novel compounds and compositions. As of December 31, 2017, we owned one U.S. patent, three pending U.S. applications, five foreign patents and 41 pending foreign patent applications in a number of jurisdictions including Argentina, Australia, Brazil, Canada, China, Colombia, Eurasia, the European Union, Hong Kong, Israel, Indonesia, Japan, South Korea, Mexico, Russia, Singapore, South Africa, Taiwan and Vietnam. Issued

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

U.S. or foreign patents and any patents issuing any pending U.S., foreign or PCT applications covering our next-generation polymyxin program will have a statutory expiration date of November 2032, May 2034, March 2035 and November 2035. Patent term adjustments or patent term extensions could result in later expiration dates.

Orphan NTM Infection Program (SPR720)

Our intellectual property portfolio for our DNA Gyrase Inhibitor program includes issued patents and pending patent applications directed to composition of matter for SPR720, and its close analogs and prodrugs, novel solid forms of SPR720 and its prodrugs, methods of manufacture, and methods of treatment using SPR720 alone and in combination with other antibiotic compounds. All patents and patent applications in the portfolio are wholly owned by us. As of December 31, 2017, we owned ten issued U.S. patents, one pending U.S. patent application, 62 issued foreign patents, and 27 pending foreign patent applications. The issued and foreign patents are in a number of jurisdictions including the European Union and its member states, Argentina, Australia, Brazil, Canada, China, Hong Kong, Indonesia, Israel, Japan, South Korea, Mexico, New Zealand, the Philippines, Russia, Singapore, South Africa, and Taiwan. Issued U.S. and foreign patents, and patents issuing from pending U.S. and foreign applications will have statutory expiration dates of January 2032, June 2032 and July 2033. Patent term adjustments or patent term extensions could result in later expiration dates.

Patent Term and Patent Term Extensions

The term of individual patents depends upon the legal term for patents in the countries in which they are obtained. In most countries, including the United States, the patent term is 20 years from the earliest filing date of a non-provisional patent application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier filed patent. The term of a patent that covers a drug, biological product or medical device approved pursuant to a pre-market approval may also be eligible for patent term extension when FDA approval is granted, provided statutory and regulatory requirements are met. The length of the patent term extension is related to the length of time the drug is under regulatory review while the patent is in force. The Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration date set for the patent. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to each regulatory review period may be granted an extension and only those claims reading on the approved drug are extended. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug.

Trade Secrets

We rely, in some circumstances, on trade secrets to protect our unpatented technology. However, trade secrets can be difficult to protect. We seek to protect our trade secrets and proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants, scientific advisors and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached. We may not have adequate remedies for any breach and could lose our trade secrets through such a breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our consultants, contractors or collaborators use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting trade secrets, know-how and inventions.

Competition

The biopharmaceutical industry is characterized by intense competition and rapid innovation. Our potential competitors include large pharmaceutical and biotechnology companies, specialty pharmaceutical

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

companies and generic drug companies. Many of our potential competitors have greater financial, technical human resources than we do, as well as greater experience in the discovery and development of product candidates, obtaining FDA and other regulatory approvals of products and the commercialization of those products. Accordingly, our potential competitors may be more successful than us in obtaining FDA approval drugs and achieving widespread market acceptance. We anticipate that we will face intense and increasing competition as new drugs enter the market and advanced technologies become available. Finally, the development of new treatment methods for the diseases we are targeting could render our product candidates non-competitive or obsolete.

We believe the key competitive factors that will affect the development and commercial success of most advanced product candidate, SPR994, if approved, will be efficacy, coverage of drug-resistant strains bacteria, safety and tolerability profile, reliability, convenience of oral dosing, price, availability of reimbursement from governmental and other third-party payers and susceptibility to drug resistance.

We are developing SPR994 as an oral antibiotic for use as a monotherapy for the treatment of resistant and MDR infections. If approved, SPR994 would compete with several antibiotics currently in clinical development, including C-Scape from Achaogen, Inc., sulopenem from Iterum Therapeutics Limited, eravacycline from Tetraphase Pharmaceuticals, Inc. and omadacycline from Paratek Pharmaceuticals, Inc. We also expect that SPR994, if approved, would compete with future and current generic versions of marketed antibiotics. If approved, we believe that SPR994 would compete effectively against these compounds on the basis of SPR994’s potential:

•	broad range of activity against a wide variety of resistant and MDR Gram-negative bacteria;

•	low probability of drug resistance;

•	a favorable safety and tolerability profile;

•	a convenient oral dosing regimen and opportunity to step-down from IV-administered therapy; and

•	as a monotherapy treatment for MDR Gram-negative infections.

We are also developing our Potentiator Platform, SPR741 and SPR206, as IV-administered agents for Gram-negative infections in the hospital. If approved, SPR741 or our single-agent candidate SPR206 would compete with several IV-administered product candidates marketed for the treatment of Gram-negative infections, including Avycaz from Allergan plc and Pfizer Inc. and Zerbaxa from Merck & Co. There are also a number of IV-administered product candidates in late-stage clinical development that are intended to treat Gram-negative infections, including plazomicin from Achaogen Inc., meropenem-vaborbactam from The Medicines Company, cefiderocol from Shionogi & Co. Ltd., eravacycline IV from Tetraphase Pharmaceuticals Inc. and relabactam from Merck & Co. Each of these products and product candidates employs a mechanism of action that differs from the mechanism of action employed by SPR741.

We are developing SPR720 to be the first approved oral treatment for NTM infection. There are currently no approved agents to treat NTM infection. Current SOC is a combination of generically available options. There is one drug in late-stage development, Arikayce from Insmed. It is an inhaled version of a commonly used drug in the hospital setting called amikacin. If approved, it would potentially compete with SPR720. It should be noted that combination therapy is recommended for treating this condition.

Government Regulation and Product Approval

Government authorities in the United States, at the federal, state and local level, and in other countries, extensively regulate, among other things, the research, development, clinical trials, testing, manufacture,

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

including any manufacturing changes, authorization, pharmacovigilance, adverse event reporting, recalls, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, import and export of pharmaceutical products and product candidates such as those we are developing. The processes for obtaining regulatory approvals in the United States and in foreign countries, along with subsequent compliance with applicable statutes and regulations, require the expenditure of substantial time and financial resources.

Recent Changes in the Regulatory Landscape

The FDA’s Division of Anti-Infective Products, or DAIP, has undergone evolution in recent years, primarily driven by concerns that increasingly less effective antibiotics may have been approved in the last 10 to 15 years and a desire to bring what DAIP perceives to be greater statistical rigor to their analyses. The impact of this was a rethinking of how antibiotic efficacy is measured in clinical trials, and a review of the statistical tools used to analyze the data. In February 2015, the FDA published guidance documents for industry entitled “Complicated Urinary Tract Infections: Developing Drugs for Treatment” and guidance entitled “Complicated Intra-Abdominal Infections: Developing Drugs for Treatment.” The purpose of these guidance documents is to address considerations surrounding the clinical development of drugs for cUTI and cIAI indications, including clinical trial design and efficacy. Additionally, in August 2017, the FDA published a guidance document entitled “Antibacterial Therapies for Patients With an Unmet Medical Need for the Treatment of Serious Bacterial Diseases,” setting forth its current thinking with respect to development programs and clinical trial designs for antibacterial drugs to treat serious bacterial diseases.

On December 13, 2016, President Obama signed into law the Cures Act, which is intended to accelerate medical product development. Section 3042 of the Cures Act establishes the limited population pathway for certain antibacterial or antifungal drugs intended to treat targeted groups of patients suffering from serious or life-threatening infections where unmet need exists. Approvals of these limited population drugs are expected to rely on data from smaller clinical trials than would ordinarily be required by the FDA. To date, the FDA has not approved any drugs utilizing the limited population pathway. For drugs approved through this pathway, the statement “Limited Population” will appear prominently next to the drug’s name in labeling, which is intended to provide notice to healthcare providers that the drug is indicated for use in a limited and specific population of patients.

U.S. Government Regulation

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve pending NDAs, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil and/or criminal penalties.

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies in compliance with GLP regulations;

•	submission to the FDA of an IND which must become effective before human clinical trials may begin;

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

•	approval by an independent institutional review board, or IRB, at each clinical site before each trial may be initiated;

•	performance of adequate and well-controlled human clinical trials in accordance with GCP to establish the safety and efficacy of the proposed drug product for each indication;

•	submission to the FDA of an NDA;

•	satisfactory completion of an FDA advisory committee review, if applicable;

•	satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with current good manufacturing practices, or cGMP, and to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

•	satisfactory completion of audits of clinical trial sites conducted by FDA to assure compliance with GCPs and the integrity of clinical data; and

•	payment of user fees and securing FDA review and approval of the NDA.

Preclinical Studies

Preclinical studies include laboratory evaluation of product chemistry, toxicity and formulation, as well as animal studies to assess potential safety and efficacy. Preclinical tests intended for submission to the FDA to support the safety of a product candidate must be conducted in compliance with GLP regulations and the United States Department of Agriculture’s Animal Welfare Act. A drug sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data and any available clinical data or literature, among other things, to the FDA as part of an IND. Some nonclinical testing may continue even after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical Trials

Clinical trials involve the administration of the investigational new drug to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial along with the requirement to ensure that the data and results reported from the clinical trials are credible and accurate. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the criteria for determining subject eligibility, the dosing plan, the parameters to be used in monitoring safety, the procedure for timely reporting of adverse events, and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an IRB at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution. Information about certain clinical trials must be submitted within specific timeframes to the NIH for public dissemination on its www.clinicaltrials.gov website.

Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

•	Phase 1: The drug is initially introduced into healthy human subjects or patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution,

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

excretion and, if possible, to gain an early indication of its effectiveness. During Phase 1 clinical trials, sufficient information about the investigational drug’s or biological product’s pharmacokinetics and pharmacological effects may be obtained to permit the design of well-controlled and scientifically valid Phase 2 clinical trials.

•	Phase 2: The drug is administered to a larger, but still limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted indications and to determine dosage tolerance and optimal dosage. Phase 2 clinical trials are typically well-controlled and closely monitored.

•	Phase 3: The drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product. Phase 3 clinical trials usually involve a larger number of participants than a Phase 2 clinical trial.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Results from one trial may not be predictive of results from subsequent trials. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

Marketing Approval

Assuming successful completion of the required clinical testing, the results of the nonclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. In most cases, the submission of an NDA is subject to a substantial application user fee. Under the Prescription Drug User Fee Act, or PDUFA, guidelines that are currently in effect, the FDA has a goal of ten months from the date of “filing” of a standard NDA for a new molecular entity to review and act on the submission. This review typically takes twelve months from the date the NDA is submitted to FDA because the FDA has approximately two months to make a “filing” decision. Furthermore, the FDA is not required to complete its review within the established ten-month timeframe and may extend the review process by issuing requests for additional information or clarification.

The FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA to determine, among other things, whether the drug is safe and effective and whether the facilities in which it is manufactured, processed, packaged or held meet standards designed to assure the product’s continued safety, quality and purity.

In addition, under the Pediatric Research Equity Act of 2003, as amended and reauthorized, certain NDAs or supplements to an NDA must contain data that are adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

of the product for use in adults or full or partial waivers from the pediatric data requirements. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation.

The FDA also may require submission of a risk evaluation and mitigation strategy, or REMS, plan to mitigate any identified or suspected serious risks. The REMS plan could include medication guides, physician communication plans, assessment plans, and elements to assure safe use, such as restricted distribution methods, patient registries, or other risk minimization tools.

The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical trial sites to assure compliance with GCP.

The FDA generally accepts data from foreign clinical trials in support of an NDA if the trials were conducted under an IND. If a foreign clinical trial is not conducted under an IND, the FDA nevertheless may accept the data in support of an NDA if the study was conducted in accordance with GCPs and the FDA is able to validate the data through an on-site inspection, if deemed necessary. Although the FDA generally requests that marketing applications be supported by some data from domestic clinical trials, the FDA may accept foreign data as the sole basis for marketing approval if (1) the foreign data are applicable to the U.S. population and U.S. medical practice, (2) the studies were performed by clinical investigators with recognized competence, and (3) the data may be considered valid without the need for an on-site inspection or, if the FDA considers the inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means.

The testing and approval process for an NDA requires substantial time, effort and financial resources, and each may take several years to complete. Data obtained from preclinical and clinical testing are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. The FDA may not grant approval on a timely basis, or at all.

After evaluating the NDA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a complete response letter. A complete response letter generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA and may require additional clinical or preclinical testing in order for FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.

Even if the FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling , require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS which can materially affect the potential market and profitability of the product. The FDA may prevent or limit

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Special FDA Expedited Review and Approval Programs

The FDA has various programs, including fast track designation, accelerated approval and priority review, that are intended to expedite or simplify the process for the development and FDA review of drugs that are intended for the treatment of serious or life-threatening diseases or conditions and demonstrate the potential to address unmet medical needs. The purpose of these programs is to provide important new drugs to patients earlier than under standard FDA review procedures.

To be eligible for a fast track designation, the FDA must determine, based on the request of a sponsor, that a product is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address an unmet medical need, or if the drug qualifies as a QIDP under the GAIN Act. The FDA will determine that a product will fill an unmet medical need if it will provide a therapy where none exists or provide a therapy that may be potentially superior to existing therapy based on efficacy or safety factors. Fast track designation provides additional opportunities for interaction with the FDA’s review team and may allow for rolling review of NDA components before the completed application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA. The FDA may decide to rescind the fast track designation if it determines that the qualifying criteria no longer apply.

The FDA may give a priority review designation to drugs that offer major advances in treatment for a serious condition, or provide a treatment where no adequate therapy exists. Most products that are eligible for fast track designation are also likely to be considered appropriate to receive a priority review. A priority review means that the goal for the FDA to review an application is six months, rather than the standard review of ten months under current PDUFA guidelines. Under the current PDUFA agreement, these six and ten-month review periods are measured from the “filing” date rather than the receipt date for NDAs for new molecular entities, which typically adds approximately two months to the timeline for review and decision from the date of submission.

In addition, products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval, meaning that it may be approved on (i) the basis of adequate and well-controlled clinical trials establishing that the drug product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or (ii) on an intermediate clinical endpoint that can be measured earlier than irreversible morbidity or mortality and that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require a sponsor of a drug receiving accelerated approval to perform post-marketing studies to verify and describe the predicted effect on irreversible morbidity or mortality or other clinical endpoint, and the drug may be subject to accelerated withdrawal procedures.

Moreover, under the provisions of the Food and Drug Administration Safety and Innovation Act, or FDASIA, enacted in 2012, a sponsor can request designation of a product candidate as a “breakthrough therapy.” A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Drugs designated as breakthrough therapies are also eligible for accelerated approval. The FDA must take certain actions, such as

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

holding timely meetings and providing advice, intended to expedite the development and review of an application for approval of a breakthrough therapy.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

Post-Approval Requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual program user fee requirements.

The FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-marketing testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and some state agencies, and are subject to periodic unannounced inspections by the FDA for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

The FDA strictly regulates the marketing, labeling, advertising and promotion of drug products that are placed on the market. A product cannot be commercially promoted before it is approved, and approved drugs may generally be promoted only for their approved indications. Promotional claims must also be consistent with the product’s FDA-approved label, including claims related to safety and effectiveness. The FDA and other federal agencies also closely regulate the promotion of drugs in specific contexts such as direct-to-consumer advertising, industry-sponsored scientific and education activities, and promotional activities involving the Internet and social media.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market.

Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences of regulatory non-compliance include, among other things:

•	restrictions on, or suspensions of, the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	interruption of production processes, including the shutdown of manufacturing facilities or production lines or the imposition of new manufacturing requirements;

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

•	fines, warning letters or other enforcement letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.

Exclusivity and Approval of Competing Products

Hatch-Waxman Exclusivity

Market and data exclusivity provisions under the FDCA can delay the submission or the approval of certain applications for competing products. The FDCA provides a five-year period of non-patent data exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the activity of the drug substance. We believe that our product candidates are new chemical entities. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company that references the previously approved drug. However, an ANDA or 505(b)(2) NDA may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA, or supplement to an existing NDA or 505(b)(2) NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant, are deemed by the FDA to be essential to the approval of the application or supplement. Three-year exclusivity may be awarded for changes to a previously approved drug product, such as new indications, dosages, strengths or dosage forms of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and, as a general matter, does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for generic versions of the original, unmodified drug product. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA; however, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness. For drug products that contain an “antibiotic” ingredient approved prior to 1997, the statute imposes certain limitations on the award of non-patent exclusivity. However, we do not believe these limitations would apply to SPR994 or any of our other investigational antibiotics.

Qualified Infectious Disease Product Exclusivity

Under the GAIN Act provisions of FDASIA, which was signed into law in July 2012, the FDA may designate a product as a qualified infectious disease product, or QIDP. In order to receive this designation, a drug must qualify as an antibiotic or antifungal drug for human use intended to treat serious or life-threatening infections, including those caused by either (i) an antibiotic or antifungal resistant pathogen, including novel or emerging infectious pathogens, or (ii) a so-called “qualifying pathogen” found on a list of potentially dangerous, drug-resistant organisms to be established and maintained by the FDA under the new law. A sponsor must request such designation before submitting a marketing application. We obtained a QIDP designation for the oral formulation of SPR994 for cUTI in November 2016 and CABP and DFI in April 2017, and expect to request QIDP designations for our other product candidates prior to submitting a marketing application for such product candidates, as appropriate.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Upon approving an application for a qualified infectious disease product, the FDA will extend by an additional five years any non-patent marketing exclusivity period awarded, such as a five-year exclusivity period awarded for a new molecular entity. This extension is in addition to any pediatric exclusivity extension awarded, and the extension will be awarded only to a drug first approved on or after the date of enactment.

The GAIN Act provisions prohibit the grant of an exclusivity extension where the application is a supplement to an application for which an extension is in effect or has expired, is a subsequent application for a specified change to an approved product, or is an application for a product that does not meet the definition of qualified infectious disease product based on the uses for which it is ultimately approved.

Foreign Regulation

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain approval by the comparable regulatory authorities of foreign countries or economic areas, such as the European Union and Australia, before we may commence clinical trials or market products in those countries or areas. The approval process and requirements governing the conduct of clinical trials, product authorization, pricing and reimbursement vary greatly from place to place, and the time may be longer or shorter than that required for FDA approval.

Before clinical trials may be conducted in any EU Member State, a sponsor must submit a clinical trial authorization application, or CTA, which must be approved in each country in which the sponsor intends to perform a clinical trial. The procedure for submitting a CTA was set forth in an existing EU Clinical Trial Directive. However, the way clinical trials are conducted in the EU will undergo a major change when the Clinical Trial Regulation becomes effective in 2019. The Regulation harmonizes the assessment and supervision processes for clinical trials throughout the EU, via an EU portal and database. The European Medicines Agency, or the EMA, will set up and maintain the portal and database, in collaboration with the Member States and the European Commission.

The goal of Clinical Trial Regulation is to create an environment that is favorable to conducting clinical trials in the EU, with the highest standards of safety for participants and increased transparency of trial information. The Regulation will require consistent rules for conducting clinical trials throughout the EU and information on the authorization, conduct and results of each clinical trial carried out in the EU to be publicly available.

When the Regulation becomes applicable, it will replace the existing EU Clinical Trial Directive and national legislation that was put in place to implement the Directive. It will also apply to trials authorized under the previous legislation if they are still ongoing three years after the Regulation becomes effective. The authorization and oversight of clinical trials will remain the responsibility of Member States, with EMA managing the database and supervising content publication on the public website.

Under European Union regulatory systems, a company may submit marketing authorization applications either under a centralized or decentralized procedure. The centralized procedure is compulsory for medicinal products produced by biotechnology or those medicinal products containing new active substances for specific indications such as the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, viral diseases and designated orphan medicines, and optional for other medicines which are highly innovative. Under the centralized procedure, a marketing application is submitted to the European Medicines Agency where it will be evaluated by the Committee for Medicinal Products for Human Use and a favorable opinion typically results in the grant by the European Commission of a single marketing authorization that is valid for all European Union member states within 67 days of receipt of the opinion. The initial marketing authorization is valid for five years, but once renewed is usually valid for an unlimited period.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

The decentralized procedure provides for approval by one or more “concerned” member states based on an assessment of an application performed by one member state, known as the “reference” member state. Under the decentralized approval procedure, an applicant submits an application, or dossier, and related materials to the reference member state and concerned member states. The reference member state prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. Within 90 days of receiving the reference member state’s assessment report, each concerned member state must decide whether to approve the assessment report and related materials. If a member state does not recognize the marketing authorization, the disputed points are eventually referred to the European Commission, whose decision is binding on all member states.

Pharmaceutical Coverage and Reimbursement

Sales of our products will depend, in part, on the availability and extent of coverage and reimbursement by third-party payors, such as government health programs, including Medicare and Medicaid, commercial insurance and managed healthcare organizations. These third-party payors are increasingly challenging the price and limiting the coverage and reimbursement amounts for medical products and services.

The containment of healthcare costs has become a priority for federal and state governments, and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement, and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. Decreases in third-party reimbursement for our product candidates or a decision by a third-party payor to not cover our product candidates could reduce physician usage of the product candidate and have a material adverse effect on our sales, results of operations and financial condition.

In the United States, the federal government provides health insurance for people who are 65 or older, and certain people with disabilities or certain conditions irrespective of their age, through the Medicare program, which is administered by the Centers for Medicare & Medicaid Services, or CMS. Coverage and reimbursement for products and services under Medicare are determined in accordance with the Social Security Act and pursuant to regulations promulgated by CMS, as well as the agency’s coverage and reimbursement guidance and determinations. Drugs and other products that are utilized within the hospital in-patient setting are typically reimbursed under a prospective payment system, or a predetermined payment amount that is based on diagnosis related groups, or DRGs for Medicare patients and under a bundled payment for commercially insured patients. These payment amounts differ by type of diagnoses, procedures performed and the severity of the patient’s condition, among other things. A drug that is used in a treatment or procedure under a specific DRG or bundled payment is generally not eligible for any separate payment. For catastrophic cases where costs greatly exceed the bundled payment amount, the hospital may be eligible for an outlier payment that is intended to cover part of the expense above the standard payment.

Medicaid is a health insurance program for low-income children, families, pregnant women, and people with disabilities that is jointly funded by the federal and state governments, but administered by the states. In general, state Medicaid programs are required to cover drugs and biologicals of manufacturers that have entered into a Medicaid Drug Rebate Agreement, although such drugs and biologicals may be subject to prior authorization or other utilization controls.

The U.S. Congress and state legislatures from time to time propose and adopt initiatives aimed at cost containment, which could impact our ability to sell our products profitably. For example, the federal Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, known collectively as the ACA, among other things, contains provisions that may reduce the profitability of drug products through increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. Adoption of general controls and measures, coupled with the tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceutical drugs. The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of the Department of Health and Human Services as a condition for states to receive federal matching funds for manufacturers’ outpatient drugs furnished to Medicaid patients. The ACA also expanded the universe of Medicaid utilization subject to drug rebates by requiring pharmaceutical manufacturers to pay rebates on Medicaid managed care utilization and by enlarging the population potentially eligible for Medicaid drug benefits.

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA. Both Congress and President Trump have expressed their intention to repeal or repeal and replace the ACA, and as a result certain sections of the ACA have not been fully implemented or effectively repealed. The uncertainty around the future of the ACA, and in particular the impact to reimbursement levels, may lead to uncertainty or delay in the purchasing decisions of our customers, which may in turn negatively impact our product sales. If there are not adequate reimbursement levels, our business and results of operations could be adversely affected.

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, in the EU, the sole legal instrument at the EU level governing the pricing and reimbursement of medicinal products is Council Directive 89/105/EEC, or the Price Transparency Directive. The aim of this Directive is to ensure that pricing and reimbursement mechanisms established in the EU Member States are transparent and objective, do not hinder the free movement of and trade in medicinal products in the EU, and do not hinder, prevent or distort competition on the market. The Price Transparency Directive does not provide any guidance concerning the specific criteria on the basis of which pricing and reimbursement decisions are to be made in individual EU Member States, nor does it have any direct consequence for pricing or reimbursement levels in individual EU Member States. The EU Member States are free to restrict the range of medicinal products for which their national health insurance systems provide reimbursement, and to control the prices and/or reimbursement levels of medicinal products for human use. An EU Member State may approve a specific price or level of reimbursement for the medicinal product, or alternatively adopt a system of direct or indirect controls on the profitability of the company responsible for placing the medicinal product on the market, including volume-based arrangements, caps and reference pricing mechanisms.

Health Technology Assessment, or HTA, of medicinal products is becoming an increasingly common part of the pricing and reimbursement procedures in some EU Member States, including the United Kingdom, France, Germany, Ireland, Italy and Sweden. The HTA process in the EU Member States is governed by the national laws of these countries. HTA is the procedure according to which the assessment of the public health impact, therapeutic impact, and the economic and societal impact of use of a given medicinal product in the national healthcare systems of the individual country is conducted. HTA generally focuses on the clinical efficacy and effectiveness, safety, cost, and cost-effectiveness of individual medicinal products as well as their potential implications for the healthcare system. Those elements of medicinal products are compared with other treatment options available on the market. The outcome of HTA regarding specific medicinal products will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of individual EU Member States. The extent to which pricing and reimbursement decisions are influenced by the HTA of the specific medicinal product vary between EU Member States. A negative HTA of one of our products by a leading and recognized HTA body, such as the National Institute for Health and Care Excellence in the United Kingdom, could not only undermine our ability to obtain reimbursement for such product in the EU Member State in which such negative assessment was issued, but also in other EU Member States. For example, EU Member States that have not yet developed HTA mechanisms could rely to some extent on the HTA

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

performed in countries with a developed HTA framework, such as the United Kingdom, when adopting decisions concerning the pricing and reimbursement of a specific medicinal product.

Other Healthcare Laws

Although we currently do not have any products on the market, if our product candidates are approved and we begin commercialization, we may be subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which we conduct our business. Such laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, privacy and security and physician sunshine laws and regulations. If our operations are found to be in violation of any of such laws or any other governmental regulations that apply to us, we may be subject to penalties, including, without limitation, civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, exclusion from participation in federal and state healthcare programs and imprisonment, any of which could adversely affect our ability to operate our business and our financial results.

Manufacturing

We do not own or operate manufacturing facilities for the production of any of our product candidates, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We currently rely on a limited number of third-party contract manufacturers for all of our required raw materials, drug substance, and finished drug product for our preclinical research and clinical trials. We currently employ internal resources to manage our manufacturing. We intend to have two suppliers for SPR994’s active pharmaceutical ingredient. Each supplier would be capable of producing kilogram quantities for commercial scale and would be able to produce over 10kg of active pharmaceutical ingredient under cGMP conditions.

Legal Proceedings

We are not party to any material legal proceedings.

Facilities

Our headquarters are located in Cambridge, Massachusetts, where we lease approximately 7,800 square feet of office space. In January 2018, we entered into an amendment to our Cambridge, Massachusetts facility lease. Pursuant to the amendment, we leased an additional approximately 7,800 square feet of office space in the same building. The term for the new office space is seven years from the delivery of the expansion premises to us, which we estimate to be December 1, 2018. In addition, the term of our existing office space lease has been extended so that it is coterminous with the new office space lease. We also sublease approximately 7,000 square feet of laboratory space in Watertown, Massachusetts. Our sublease extends through November 2019. We believe that our existing facilities will be sufficient to meet our current needs.

Employees

As of March 31, 2018, we had 40 full-time employees, including a total of 12 employees with M.D. or Ph.D. degrees. 26 employees were primarily engaged in research and development activities, with the rest providing administrative, business and operations support. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our employee relations to be good.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

MANAGEMENT

Executive Officers, Key Employees and Directors

The following table provides information regarding our executive officers and directors as of the date of this prospectus:

Name	Age	Position
Executive Officers:
Ankit Mahadevia, M.D.	37	Chief Executive Officer, President and Director
Joel Sendek	51	Chief Financial Officer
Cristina Larkin	48	Chief Operating Officer
David Melnick, M.D.	66	Chief Medical Officer
Thomas Parr Jr., Ph.D.	64	Chief Scientific Officer

Non-Employee Directors:
Casper Breum	51	Director
Milind Deshpande, Ph.D.	62	Chairman of the Board of Directors
Jean-François Formela, M.D.	61	Director
David Southwell	57	Director
Frank Thomas	48	Director
Patrick Vink, M.D.	54	Director

Executive Officers

Ankit Mahadevia, M.D. has served as our Chief Executive Officer and President since March 2015 and has been a member of our board of directors since September 2013. He co-founded the Company in 2013. Prior to joining us, Dr. Mahadevia was a Venture Partner in the life sciences group at Atlas Venture in Cambridge, Massachusetts, where he supported the formation of eight companies focused on novel drug discovery platforms and therapeutic products, including Synlogic Therapeutics and Translate Bio. He has led three of these companies as acting or full-time CEO. Prior to joining Atlas Venture in 2008, Dr. Mahadevia worked on product and business development with the founding team at Arcion Therapeutics, Inc. He has also held positions in business development both at Genentech, Inc. and at Vanda Pharmaceuticals Inc. Previously, he worked in the health care groups of McKinsey & Company and Monitor Group. Dr. Mahadevia began his career in health care policy, with roles in the U.S. Senate Health, Education, Labor, and Pensions committees, the U.S. Government Accountability Office and the Mexican Institute of Social Security. Dr. Mahadevia holds an M.D. from the Johns Hopkins School of Medicine, an M.B.A. from the Wharton School at the University of Pennsylvania and a B.A. in Economics and Biology from Northwestern University. We believe that Dr. Mahadevia is qualified to serve on our board of directors due to his experience serving as our Chief Executive Officer and President and his extensive experience in the life sciences industry.

Joel Sendek has served as our Chief Financial Officer since May 2017. Mr. Sendek has more than 25 years of experience in the life sciences sector, including 18 years as a senior sell-side research analyst covering biotechnology. Prior to joining us, Mr. Sendek was the Chief Financial Officer at Forward Pharma A/S since August 2014. As an analyst, he served as a Managing Director at Stifel Financial Corp. from January 2012 to July 2014, where he led the firm’s healthcare equity research group, and previously he was a Managing Director at Lazard Ltd. since January 2000, where he established the firm’s healthcare equity research effort. Prior to his career in equity research, Mr. Sendek worked as Senior Director of Corporate Development at Progenics Pharmaceuticals, Inc. and as an investment banking analyst at Goldman, Sachs & Co. Mr. Sendek holds a B.A. in Biochemistry from Rice University.

Cristina Larkin was promoted to Chief Operating Officer as of September 2017 and had served as our Chief Commercial Officer since March 2016. Ms. Larkin has over 24 years of experience developing strategic

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

commercial insights for biopharmaceutical companies and their infectious disease products such as Avycaz, Dalvance, Teflaro, Levaquin and Floxin. Prior to joining us, Ms. Larkin founded CLC Insights, LLC. Prior to that, since 2004, she worked at Actavis, plc, formerly Forest Laboratories, Inc., where she served in various positions, including Assistant Vice President from 2014 to 2015. During that time, Ms. Larkin led the commercial hospital antibiotic franchise team and was responsible for the U.S. launch and execution strategy for several antibiotics. Additionally, she was a member of the business assessments and business development team and played an integral role in several strategic ventures, including the out-licensing of ceftaroline to AstraZeneca plc and the acquisition of Durata. From 1996 to 2002, Ms. Larkin served in various roles at Ortho-McNeil Pharmaceutical, LLC. Ms. Larkin received a bachelor’s degree from Florida State University.

David Melnick, M.D., has served as our Chief Medical Officer since January 2018. Prior to joining us, Dr. Melnick served as Vice President of Clinical Development for Anti-Infectives at Allergan since 2015. In that capacity, he oversaw the development and regulatory approval of Teflaro, Avycaz, and Dalvance in the United States. Prior to Allergan, Dr. Melnick served fifteen years at AstraZeneca in various levels of increasing responsibility, most recently as Vice President of Clinical Development for Anti-Infectives. In that capacity, he oversaw the late stage clinical development of Merrem, Teflaro, and Avycaz. In addition, he served as the acting Vice President for early development at AstraZeneca. He received his medical training at Columbia University, followed by a Residency in Internal Medicine at The New York Hospital-Cornell Medical Center. Following a Fellowship in Infectious Disease at Yale University, he held faculty positions at the Boston University School of Medicine and the National Institute of Allergy and Infectious Diseases. He subsequently joined Kaiser-Permanente as a practicing Infectious Diseases specialist and as the Director of HIV Clinical Research at Kaiser Permanente Mid-Atlantic, with a faculty appointment at Georgetown University.

Thomas Parr Jr., Ph.D., has served as our Chief Scientific Officer since April 2014. He has more than 30 years of drug discovery experience across both large pharmaceutical and small biotechnology companies. Prior to joining us, from 2012 to 2014, Dr. Parr was the Chief Scientific Officer at Fedora Pharmaceuticals, Inc. where the company moved novel diazabicyclooctane beta-lactramase inhibitors toward development partnerships. Prior to Fedora, he was the Chief Scientific Officer at Targanta Therapeutics, now part of The Medicines Company. Dr. Parr earned his Ph.D. from the University of Calgary and conducted a postdoctoral fellowship at the University of British Columbia. He was an Assistant Professor in the Department of Microbiology and Biochemistry at the University of Ottawa before beginning his drug discovery and development career.

Non-Employee Directors

Casper Breum has served on our board of directors since June 2015. Mr. Breum is a Senior Partner at Lundbeckfond Ventures, where he has been since 2009. Previously, Mr. Breum was Chief Executive Officer of Ilochip A/S, a venture-backed company focused on the development of diagnostic biochips. Prior to Ilochip, Mr. Breum held different positions at H. Lundbeck A/S, most recently in corporate business development and strategy. While working at H. Lundbeck A/S, he was a member of the board of directors of Lundbeckfond and Lundbeckfond Invest A/S, the main shareholder of H. Lundbeck A/S and ALK-Abello A/S, as an employee representative. Mr. Breum is currently a member of the board of directors of Atox Bio Inc., Aura Biosciences, Inc., Dysis Medical Ltd., and Laboratoris Sanifit, S.L. Mr. Breum obtained an MSc in Organic Chemistry and an M.B.A. in Management of Technology, both from the Technical University of Denmark. We believe Mr. Breum is qualified to serve on our board of directors because of his extensive operational experience within the pharmaceutical industry, his experience as a chief executive officer and his experience as a venture capitalist serving on other boards of directors in the life sciences industry.

Milind Deshpande, Ph.D., has served on our board of directors since January 2014 and currently serves as chairman of our board of directors. Dr. Deshpande joined Achillion Pharmaceuticals, Inc. in September 2001 as Vice President of Chemistry, was named Head of Drug Discovery in April 2002, Senior Vice President of Drug Discovery in December 2002, Senior Vice President and Chief Scientific Officer in December 2004 and

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Executive Vice President of Research and Chief Scientific Officer in June 2007. He was promoted to President of Research and Development in October 2010. In May 2013, Dr. Deshpande was appointed President and Chief Executive Officer of Achillion and joined its board of directors, and continued to serve in such capacity until he stepped down in May 2018. Prior to joining Achillion, Dr. Deshpande was Associate Director of Lead Discovery and Early Discovery Chemistry at the Pharmaceutical Research Institute at Bristol-Myers Squibb Co. from 1991 to 2001, where he managed the identification of new clinical candidates to treat infectious and neurological diseases. From 1988 to 1991, he held a faculty position at Boston University Medical School. Dr. Deshpande received his Ph.D. in Organic Chemistry from Ohio University, following his undergraduate education in India. We believe that Dr. Deshpande is qualified to serve on our board of directors due to his extensive experience in the life sciences industry.

Jean-François Formela, M.D., has served on our board of directors since March 2013. Dr. Formela is currently a partner at Atlas Venture and focuses on new advances in biology and drug discovery technologies as well as novel therapeutics. Dr. Formela joined Atlas Venture in 1993 to build its U.S. life sciences franchise. Prior to joining Atlas, he worked at Schering-Plough Corporation, where he directed U.S. Phase 4 clinical trials in all therapeutic areas. Before that, he was responsible for the marketing of Intron A, Schering-Plough’s alpha-interferon. Dr. Formela began his career as a medical doctor and practiced emergency medicine at Necker University Hospital in Paris. Dr. Formela serves as chair of the board of directors of IFM Therapeutics, and serves on the boards of directors of Intellia Therapeutics, F-Star Biotechnology Ltd., Kyn Therapeutics, Inc. and Translate Bio, which he co-founded. Dr. Formela received his M.D. from Paris University School of Medicine and his M.B.A. from Columbia University. We believe Dr. Formela’s experience in the life sciences industry, as well as his practice of medicine, provides him with the qualifications and skills to serve as a director of our company.

David Southwell served as President and Chief Executive Officer and member of the board of directors of Inotek Pharmaceuticals from July 2014 until its merger with Rocket Pharmaceuticals in January 2018. From March 2010 to October 2012, Mr. Southwell served as Executive Vice President, Chief Financial Officer of Human Genome Sciences until its merger with GlaxoSmithKline plc. Prior to Human Genome Sciences, Mr. Southwell served as Executive Vice President and Chief Financial Officer of Sepracor from 1994-2008, and as an investment banker at Lehman Brothers from 1984-1986 and 1988-1994. Mr. Southwell currently serves on the board of directors of PTC Therapeutics, since December 2005, and Rocket Pharmaceuticals since January 2018. He previously served on the Boards of Directors of Human Genome Sciences (2008-2010), THL Credit (2007-2016), inVentiv Health (2016), and Biosphere Medical (1998-2010). Mr. Southwell received a B.A. from Rice University and an M.B.A. from the Tuck School at Dartmouth College, where he has served as head of the MBA Advisory Board and currently serves on the Board of Overseers. We believe that Mr. Southwell’s extensive experience building, growing and financing clinical and commercial stage organizations and his financial expertise qualifies him to serve on our board of directors.

Frank Thomas has served on our board of directors since July 2017. Mr. Thomas has served as Chief Financial Officer and Chief Business Officer of Orchard Therapeutics Limited since January 2018, a development-stage biotechnology company based in the United Kingdom. Prior to Orchard, Mr. Thomas served as the President and Chief Operating Officer of AMAG Pharmaceuticals, Inc., a publicly traded commercial-stage pharmaceutical company, from April 2015 to April 2017, as AMAG’s Executive Vice President and Chief Operating Officer from May 2012 through April 2015 and as Executive Vice President, Chief Financial Officer and Treasurer from August 2011 through May 2012. Prior to AMAG, he served as Senior Vice President, Chief Operating Officer and Chief Financial Officer for Molecular Biometrics, Inc., a commercial-stage medical diagnostics company, from October 2008 to July 2011. Prior to Molecular Biometrics, Mr. Thomas spent four years at Critical Therapeutics, Inc., a public biopharmaceutical company, from April 2004 to March 2008, where he was promoted to President in June 2006 and Chief Executive Officer in December 2006 from the position of Senior Vice President and Chief Financial Officer. He also served on the board of directors of Critical Therapeutics from 2006 to 2008. Prior to 2004, Mr. Thomas served as the Chief Financial Officer and Vice President of Finance and Investor Relations at Esperion Therapeutics, Inc., a public biopharmaceutical company.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Mr. Thomas was a member of the board of directors of the Massachusetts Biotechnology Council from 2007 to 2015 and currently serves as a member of the board of directors of Zafgen, Inc., a public biopharmaceutical company, which he joined in June 2014. Mr. Thomas holds a B.B.A. from the University of Michigan, Ann Arbor. We believe that Mr. Thomas’ extensive commercial and operational management experience at biopharmaceutical companies and with financial matters qualifies him to serve on our board of directors.

Patrick Vink, M.D., has served on our board of directors since September 2015. Dr. Vink has been an advisor to the pharmaceutical industry since 2015 and non-executive board member of several companies. Previously, Dr. Vink was employed at Cubist Pharmaceuticals, Inc. Most recently he served as Executive Vice-President and Chief Operating Officer, overseeing all worldwide commercial and technical operations as well as global alliance management and managing the company’s profit and loss. He joined Cubist in 2012 as Senior Vice-president and Head of all International Business Operations. In this role he was responsible for the all business activities in International markets outside USA. Prior to joining Cubist, Dr. Vink served as Senior Vice President, Global Head of Hospital Business and Global Head of Biologics for Mylan Inc. In this role, Dr. Vink managed the global hospital business of the company. He joined Mylan in 2008 and established a number of global functions for the company in Switzerland. Before joining Mylan, Dr. Vink held several leadership positions across the industry, including Head of Global Business Franchise Biopharmaceuticals for Novartis Sandoz; Vice-President International Business for Biogen, Inc.; and Head of Worldwide Marketing, Cardiovascular and Thrombosis for Sanofi-Synthélabo SA. Dr. Vink served as a member of the Executive Committee of the European Federation of Pharmaceutical Industries and Associations (EFPIA) between 2013 and 2015. Dr. Vink graduated as a medical doctor from the University of Leiden, Netherlands in 1988 and obtained his M.B.A. in 1992 from the University of Rochester. Dr. Vink serves on the boards of directors of Concordia International Corp., Santhera Pharmaceuticals Ag., and Arch Biopartners and is Chairman of the board of directors of Targovax Oy. We believe that Dr. Vink is qualified to serve on our board of directors because of his extensive operational business experience, significant knowledge of the activities of our company, and diverse background serving on the board of directors of various public and private life science companies.

Board Composition

Our board of directors currently consists of seven members. Our nominating and corporate governance committee and our board of directors may therefore consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity, which is not only limited to race, gender or national origin. We have no formal policy regarding board diversity. Our nominating and corporate governance committee’s and our board of directors’ priority in selecting board members is identification of persons who will further the interests of our stockholders through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experiences and expertise relevant to our growth strategy. Our directors hold office until their successors have been elected and qualified or until the earlier of their death, resignation or removal. Our amended and restated certificate of incorporation and amended and restated by-laws also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Director Independence

Rule 5605 of the Nasdaq Listing Rules requires a majority of a listed company’s board of directors to be comprised of independent directors within one year of listing. In addition, the Nasdaq Listing Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Under Rule 5605(a)(2), a director will only qualify as an “independent director” if, in the opinion of our board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors has determined that all members of our board of directors, except Ankit Mahadevia, M.D., are independent directors, including for purposes of the rules of The Nasdaq Stock Market and relevant federal securities laws and regulations. There are no family relationships among any of our directors or executive officers.

Staggered Board

In accordance with the terms of our amended and restated certificate of incorporation and amended and restated by-laws that will become effective upon the completion of this offering, our board of directors will be divided into three staggered classes of directors of the same or nearly the same number and each director will be assigned to one of the three classes. At each annual meeting of the stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2018 for Class I directors, 2019 for Class II directors and 2020 for Class III directors:

•	our Class I directors will be Casper Breum and David Southwell;

•	our Class II directors will be Frank Thomas and Patrick Vink, M.D.; and

•	our Class III directors will be Ankit Mahadevia, M.D., Jean-François Formela, M.D. and Milind Deshpande, Ph.D.

Our amended and restated certificate of incorporation and amended and restated by-laws provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class shall consist of one third of our board of directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee, which have the composition and responsibilities described below. Each of the below committees has a written charter approved by our board of directors. Each of the committees reports to our board of directors as such committee deems appropriate and as our board of directors may request. Copies of each charter are posted on the investor relations section of our website. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Audit Committee

Our Audit Committee currently has three members, Frank Thomas (Chairman), David Southwell, and Patrick Vink. Our Audit Committee’s role and responsibilities are set forth in the Audit Committee’s written charter and include the authority to retain and terminate the services of our independent registered public accounting firm. In addition, the Audit Committee reviews annual financial statements, considers matters relating to accounting policy and internal controls and reviews the scope of annual audits. All members of the Audit Committee satisfy the current independence standards promulgated by the SEC and by The Nasdaq Stock Market, as such standards apply specifically to members of audit committees. The Board has determined that Mr. Thomas is an “audit committee financial expert,” as the Securities and Exchange Commission has defined that term in Item 407 of Regulation S-K. Please also see the report of the Audit Committee set forth elsewhere in this proxy statement.

Compensation Committee

Our Compensation Committee currently has three members, Patrick Vink (Chairman), Casper Breum, and Jean-François Formela. Our Compensation Committee’s role and responsibilities are set forth in the Compensation Committee’s written charter and includes reviewing, approving and making recommendations regarding our compensation policies, practices and procedures to ensure that legal and fiduciary responsibilities of the board of directors are carried out and that such policies, practices and procedures contribute to our success. Our Compensation Committee met four times during fiscal 2017. Our Compensation Committee also administers our Spero Therapeutics, Inc. 2017 Stock Incentive Plan, as amended, or the 2017 Plan. The Compensation Committee is responsible for the determination of the compensation of our chief executive officer, and shall conduct its decision making process with respect to that issue without the chief executive officer present. All members of the Compensation Committee qualify as independent under the definition promulgated by The Nasdaq Stock Market.

Nominating and Governance Committee

Our Nominating and Corporate Governance Committee (“Nominating Committee”) did not meet during fiscal 2017 and has three members, Milind Deshpande (Chairman), Jean-François Formela, and Frank Thomas. Our board of directors has determined that all members of the Nominating Committee qualify as independent under the definition promulgated by The Nasdaq Stock Market. The Nominating Committee’s responsibilities are set forth in the Nominating Committee’s written charter and include:

•	identifying and recommending candidates for membership on our board of directors;

•	recommending directors to serve on board committees;

•	reviewing and recommending our corporate governance guidelines and policies;

•	reviewing proposed waivers of the code of conduct for directors and executive officers;

•	evaluating, and overseeing the process of evaluating, the performance of our board of directors and individual directors; and

•	assisting our board of directors on corporate governance matters.

Generally, our Nominating Committee considers candidates recommended by stockholders as well as from other sources such as other directors or officers, third party search firms or other appropriate sources. Once identified, the Nominating Committee will evaluate a candidate’s qualifications in accordance with the criteria set forth in our Corporate Governance Guidelines. Our Nominating Committee has not adopted a formal diversity

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

policy in connection with the consideration of director nominations or the selection of nominees. However, the Nominating Committee will consider issues of diversity among its members in identifying and considering nominees for director, and strive where appropriate to achieve a diverse balance of backgrounds, perspectives, experience, age, gender, ethnicity and country of citizenship on the board and its committees.

Leadership Structure and Risk Oversight

The Company’s Board of Directors is currently chaired by Milind Deshpande, Ph.D. As a general policy, our board of directors believes that separation of the positions of chairman and chief executive officer reinforces the independence of our board of directors from management, creates an environment that encourages objective oversight of management’s performance and enhances the effectiveness of our board of directors as a whole. As such, Dr. Mahadevia serves as our Chief Executive Officer while Dr. Deshpande serves as the chairman of our board of directors but is not an officer.

Our board of directors oversees the management of risks inherent in the operation of our business and the implementation of our business strategies. Our board of directors performs this oversight role by using several different levels of review. In connection with its reviews of the operations and corporate functions of our company, our board of directors addresses the primary risks associated with those operations and corporate functions. In addition, our board of directors reviews the risks associated with the Company’s business strategies periodically throughout the year as part of its consideration of undertaking any such business strategies.

Each of our board committees also oversees the management of the Company’s risk that falls within the committee’s areas of responsibility. In performing this function, each committee has full access to management, as well as the ability to engage advisors. Our Chief Executive Officer reports to the Audit Committee and is responsible for identifying, evaluating and implementing risk management controls and methodologies to address any identified risks. In connection with its risk management role, our Audit Committee meets privately with representatives from our independent registered public accounting firm and our Chief Executive Officer. The Audit Committee oversees the operation of our risk management program, including the identification of the primary risks associated with our business and periodic updates to such risks, and reports to our board of directors regarding these activities.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of our board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. For a description of transactions between us and members of our compensation committee and affiliates of such members, see “Certain Relationships and Related Person Transactions.”

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of our employees, including our chief executive officer and chief financial and accounting officers. The text of the Code of Business Conduct and Ethics is posted on our website at www.sperotherapeutics.com and will be made available to stockholders without charge, upon request, in writing to the Secretary of the Company at Spero Therapeutics, Inc., 675 Massachusetts Avenue, 14th Floor, Cambridge, Massachusetts 02139. Disclosure regarding any amendments to, or waivers from, provisions of the Code of Business Conduct and Ethics that apply to our directors, principal executive and financial officers will be included in a Current Report on Form 8-K within four business days following the date of the amendment or waiver, unless website posting or the issuance of a press release of such amendments or waivers is then permitted by the rules of The Nasdaq Stock Market.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table

The following table shows the total compensation paid or accrued during the last two fiscal years ended December 31, 2017 and 2016 to our President and Chief Executive Officer and our two next most highly compensated executive officers who earned more than $100,000 during the fiscal year ended December 31, 2017 and were serving as executive officers as of such date.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	All other Compensation ($)(3)	Total ($)
Ankit Mahadevia, M.D.	2017	389,574	114,000	2,679,616	1,087	3,184,277
Chief Executive Officer	2016	360,500	108,150	345,125	1,210	814,985

Joel Sendek,	2017	236,667	67,912	905,464	312	1,210,355
Chief Financial Officer	2016	—	—	—	—	—

Christina Larkin,	2017	330,669	98,325	796,800	734	1,226,528
Chief Operating Officer	2016	234,448	69,240	105,146	526	409,360

(1)	Amounts represent cash bonuses earned for the applicable fiscal year.

(2)	These amounts represent the aggregate grant date fair value for stock and option awards computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or ASC 718. A discussion of the assumptions used in determining grant date fair value may be found in Note 8 to our consolidated financial statements for the year ended December 31, 2017.

(3)	Consists of the dollar value of life insurance premiums the Company paid with respect to term life insurance for the benefit of the executive officers named in the table above.

Narrative Disclosure to Summary Compensation Table

Our employment arrangements with our named executive officers are described below.

Ankit Mahadevia, M.D.

On March 2, 2015, Dr. Mahadevia executed an offer letter with respect to his employment as our Chief Executive Officer beginning on the same date. Under the terms of the offer letter, Dr. Mahadevia’s annual base salary was $360,500 in 2016 and $400,000 effective on May 19, 2017. Under the offer letter, he was eligible to receive an annual incentive bonus determined at the discretion of our board of directors or compensation committee, with a target bonus opportunity of 30% of his then-current base salary. Dr. Mahadevia’s bonus was $114,000 in 2017.

Dr. Mahadevia entered into a new employment agreement on October 20, 2017. This agreement provides for the following increased severance payments upon termination by us without Cause (as defined below) or by Dr. Mahadevia for Good Reason (as defined below): (i) payment of his then-current base salary for a period of 12 months following termination; (ii) a pro-rated target bonus for the period during which Dr. Mahadevia was employed in the year of termination; and (iii) continued coverage under our group health insurance plan until the earlier of 12 months from termination or the date Dr. Mahadevia becomes eligible for medical benefits with another employer. Further, the new agreement provides that upon termination by us without Cause or by Dr. Mahadevia for Good Reason within 90 days prior to the earlier to occur of a Change of Control (as defined below) or the execution of a definitive agreement the consummation of which would result in a Change of Control or one year following a Change of Control, Dr. Mahadevia will be entitled to receive (i) a

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

lump sum payment equal to 12 months of his then-current base salary; (ii) a pro-rated target bonus for the period during which Dr. Mahadevia was employed in the year of termination; (iii) acceleration of all unvested equity awards as of the date of termination; and (iv) continued coverage under our group health insurance plan until the earlier of 12 months from termination or the date Dr. Mahadevia becomes eligible for medical benefits with another employer. Payment in each case is subject to Dr. Mahadevia’s execution of a release satisfactory to us following such termination.

In addition, if Dr. Mahadevia’s employment terminates as a result of disability or death, he shall be entitled to receive a pro-rated target bonus for the period during which Dr. Mahadevia was employed in the year of termination. The new agreement also provides that Dr. Mahadevia shall serve as a member of our board of directors during his employment with us until the term of his directorship expires and he is not re-elected or his earlier resignation or removal from our board of directors.

Joel Sendek

On April 21, 2017, Joel Sendek executed an offer letter with respect to his employment as our Chief Financial Officer beginning in May 2017. The terms of Mr. Sendek’s offer letter provided for an annual base salary of $355,000, prorated for fiscal year 2017, and eligibility for an annual incentive bonus, with a target bonus opportunity of 30% of his then-current base salary.

In October 2017, we entered into a new employment agreement with Mr. Sendek, which provides for a base salary of $355,000 and eligibility for an annual incentive bonus, with a target bonus opportunity of 30% of his then-current base salary. This arrangement is an employment “at will.”

The agreement also provides for the following severance payments upon termination by us without Cause or by Mr. Sendek for Good Reason: (i) payment of his then-current base salary for a period of nine months following termination; (ii) a pro-rated target bonus for the period during which Mr. Sendek was employed in the year of termination; and (iii) continued coverage under our group health insurance plan until the earlier of 12 months from termination or the date Mr. Sendek becomes eligible for medical benefits with another employer. Further, the agreement provides that upon termination by us without Cause or by Mr. Sendek for Good Reason within 90 days prior to the earlier to occur of a Change of Control or the execution of a definitive agreement the consummation of which would result in a Change of Control or one year following a Change of Control, Mr. Sendek will be entitled to receive: (i) a lump sum payment equal to 12 months of his then-current base salary; (ii) a pro-rated target bonus for the period during which Mr. Sendek was employed in the year of termination; (iii) acceleration of (A) all unvested equity awards as of the date of termination if Mr. Sendek’s employment commenced at least 24 months prior to a Change of Control (B) 50% of all unvested equity awards as of the date of termination if Mr. Sendek’s employment commenced fewer than 24 months but at least 12 months prior to a Change of Control or (C) 25% of all unvested equity awards as of the date of termination if Mr. Sendek’s employment commenced fewer than 12 months prior to a Change of Control; and (iv) continued coverage under our group health insurance plan until the earlier of 12 months from termination or the date Mr. Sendek becomes eligible for medical benefits with another employer. Payment in each case is subject to Mr. Sendek’s execution of a release satisfactory to us following such termination. In addition, if Mr. Sendek’s employment terminates as a result of disability or death, he shall be entitled to receive a pro-rated target bonus for the period during which Mr. Sendek was employed in the year of termination.

Cristina Larkin

In February 2016, Cristina Larkin, our then Chief Commercial Officer, executed an offer letter with respect to her employment beginning on March 7, 2016. Under the terms of the offer letter, Ms. Larkin’s annual base salary was $305,000, prorated for fiscal year 2016, and she was eligible for an annual incentive bonus, with a target bonus opportunity of 25% of her then-current base salary. In September 2017 Ms. Larkin was promoted to Chief Operating Officer, in connection with which her bonus target was increased to 30% of her then-current base salary.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

In October 2017, we entered into a new employment agreement with Ms. Larkin, which provides for a base salary of $345,000 and eligibility for an annual incentive bonus, with a target bonus opportunity of 30% of her then-current base salary. This arrangement is an employment “at will.”

The agreement also provides for the following severance payments upon termination by us without Cause or by Ms. Larkin for Good Reason: (i) payment of her then-current base salary for a period of nine months following termination; (ii) a pro-rated target bonus for the period during which Ms. Larkin was employed in the year of termination; and (iii) continued coverage under our group health insurance plan until the earlier of 12 months from termination or the date Ms. Larkin becomes eligible for medical benefits with another employer. Further, the agreement provides that upon termination by us without Cause or by Ms. Larkin for Good Reason within 90 days prior to the earlier to occur of a Change of Control or the execution of a definitive agreement the consummation of which would result in a Change of Control or one year following a Change of Control, Ms. Larkin will be entitled to receive: (i) a lump sum payment equal to 12 months of her then-current base salary; (ii) a pro-rated target bonus for the period during which Ms. Larkin was employed in the year of termination; (iii) acceleration of (A) all unvested equity awards as of the date of termination if Ms. Larkin’s employment commenced at least 24 months prior to a Change of Control (B) 50% of all unvested equity awards as of the date of termination if Ms. Larkin’s employment commenced fewer than 24 months but at least 12 months prior to a Change of Control or (C) 25% of all unvested equity awards as of the date of termination if Ms. Larkin’s employment commenced fewer than 12 months prior to a Change of Control; and (iv) continued coverage under our group health insurance plan until the earlier of 12 months from termination or the date Ms. Larkin becomes eligible for medical benefits with another employer. Payment in each case is subject to Ms. Larkin’s execution of a release satisfactory to us following such termination. In addition, if Ms. Larkin’s employment terminates as a result of disability or death, she shall be entitled to receive a pro-rated target bonus for the period during which Ms. Larkin was employed in the year of termination.

Under each of the employment agreements, Cause means (i) the executive’s conviction of (A) a felony or (B) any misdemeanor involving moral turpitude, deceit, dishonesty or fraud; (ii) the executive’s willful failure or refusal to comply with lawful directions of our board of directors, with respect to Dr. Mahadevia, or of our Chief Executive Officer, with respect to Mr. Sendek and Ms. Larkin, which failure or refusal continues for more than thirty days after written notice is given to the executive by our board of directors, with respect to Dr. Mahadevia, or by our Chief Executive Officer, with respect to Mr. Sendek and Ms. Larkin, which notice sets forth in reasonable detail the nature of such failure or refusal; (iii) willful and material breach by the executive of a written company policy applicable to the executive or the executive’s covenants and/or obligations under his or her employment agreement or the material breach of the executive’s proprietary information and inventions assignment agreement; and/or (iv) material misconduct by the executive that seriously discredits or damages us or any of our affiliates.

Under each of the employment agreements, Good Reason means (i) relocation of the executive’s principal business location to a location more than thirty (30) miles from the executive’s then-current business location; (ii) a material diminution in the executive’s duties, authority or responsibilities; (iii) a material reduction in the executive’s base salary; (iv) willful and material breach by us of our covenants and/or obligations under the executive’s employment agreement; or (v) within one year following a Change of Control, the executive is not an executive of the parent company, provided that the executive’s roles responsibilities and scope of authority within the subsidiary is not comparable to the executive’s roles, responsibilities and scope of authority with us prior to the Change of Control.

Under each of the employment agreements, Change of Control means (i) any person (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the beneficial owner, directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company’s then outstanding voting securities (excluding for this purpose any such voting securities held by the Company, or any affiliate, parent or subsidiary of the Company, or by any employee benefit plan of the Company) pursuant to a transaction or a series of related transactions; (ii) a merger or consolidation of the

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Company other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or the parent of such corporation) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or parent of such corporation, as the case may be, outstanding immediately after such merger or consolidation; (iii) our stockholders approve an agreement for the sale or disposition by the Company of all or substantially all of our assets; or (iv) a change in the composition of our board of directors, as a result of which fewer than a majority of the directors are incumbent directors

All of our executive officers have entered into our standard proprietary information and inventions assignment agreement.

Outstanding Equity Awards at 2017 Fiscal Year-End

As part of the Reorganization, each of the capital units of Spero Therapeutics, LLC issued and outstanding prior to the Reorganization was cancelled and converted into and exchanged for one share of Spero Therapeutics, Inc. capital stock of the same class and/or series, and each of the incentive units of Spero Therapeutics, LLC was terminated and cancelled. Promptly after the Reorganization, previous holders of incentive units who were still employed by us at the time of the Reorganization received stock options under the 2017 Plan. Such stock options were granted for the same number of shares of our common stock as the number of incentive units cancelled, and the stock options were granted with continued vesting on the same terms and with similar rights and restrictions as the incentive units. All such stock options have an exercise price of $5.90. Further, in addition to the stock options granted in connection with the Reorganization, we granted additional stock options to our named executive officers under the 2017 Plan in July and December 2017.

The following table shows grants of stock options outstanding on the last day of the fiscal year ended December 31, 2017 to each of the executive officers named in the Summary Compensation Table.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Ankit Mahadevia, M.D.	12,957	(1)	9,256		$5.90	7/5/2027
	42,285	(2)	59,203		$5.90	7/5/2027
	123,564	(3)	—		$5.90	7/5/2027
	—		297,220	(4)	$5.90	7/5/2027
	—		125,079	(5)	$11.63	12/12/2027
Joel Sendek	—		167,833	(6)	$5.90	7/5/2027
	—		27,795	(5)	$11.63	12/12/2027
Cristina Larkin	10,690	(7)	13,744		$5.90	7/5/2027
	2,704	(8)	3,786		$5.90	7/5/2027
	—		70,779	(4)	$5.90	7/5/2027
	—		62,540	(5)	$11.63	12/12/2027

(1)	As part of the Reorganization, Dr. Mahadevia was granted options to replace his previously awarded incentive units in Spero Therapeutics, LLC. The options vest in accordance with the vesting terms of Dr. Mahadevia’s previously held incentive units: 25% of the underlying shares were deemed vested August 24, 2016, the first anniversary of the vesting commencement date, with an additional 1/36th of the remaining shares vesting monthly thereafter until the option is fully vested. In addition, if Dr. Mahadevia’s employment is terminated by us without cause within one year following a change of control, the vesting of these options will accelerate in accordance with the terms of the option.

(2)

As part of the Reorganization, Dr. Mahadevia was granted options to replace his previously awarded incentive units in Spero Therapeutics, LLC. The options vest in accordance with the vesting terms of Dr.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Mahadevia’s previously held incentive units: 25% of the underlying shares were deemed vested April 28, 2017, the first anniversary of the vesting commencement date, with an additional 1/36th of the remaining shares vesting monthly thereafter until the option is fully vested. In addition, if Dr. Mahadevia’s employment is terminated by us without cause within one year following a change of control, the vesting of these options will accelerate in accordance with the terms of the option and his employment agreement.

(3)	100% of these options vested on July 6, 2017.

(4)	25% of the options will vest on July 6, 2018 and an additional 1/36th of the remaining shares vest monthly until the option is fully vested.

(5)	25% of the options will vest on December 13, 2018 and an additional 1/36th of the remaining shares vest monthly until the option is fully vested.

(6)	25% of the options will vest on May 1, 2018 and an additional 1/36th of the remaining shares vest monthly until the option is fully vested. In addition, if Mr. Sendek’s employment is terminated by us without cause within one year following a change of control, the vesting of these options will accelerate in accordance with the terms of the option and his employment agreement.

(7)	As part of the Reorganization, Ms. Larkin was granted options to replace her previously awarded incentive units in Spero Therapeutics, LLC. The options vest in accordance with the vesting terms of Ms. Larkin’s previously held incentive units: 25% of the underlying shares were deemed vested on March 7, 2017, the first anniversary of the vesting commencement date, with an additional 1/36th of the remaining shares vesting monthly thereafter until the option is fully vested. In addition, if Ms. Larkin’s employment is terminated by us without cause within one year following a change of control, the vesting of these options will accelerate in accordance with the terms of the option and her employment agreement.

(8)	As part of the Reorganization, Ms. Larkin was granted options to replace her previously awarded incentive units in Spero Therapeutics, LLC. The options vest in accordance with the vesting terms of Ms. Larkin’s previously held incentive units: 25% of the underlying shares were deemed vested April 28, 2017, the first anniversary of the vesting commencement date, with an additional 1/36th of the remaining shares vesting monthly thereafter until the option is fully vested. In addition, if Ms. Larkin’s employment is terminated by us without cause within one year following a change of control, the vesting of these options will accelerate in accordance with the terms of the option and her employment agreement.

Director Compensation

The following table shows the total compensation paid or accrued during the fiscal year ended December 31, 2017 to each of our current and former non-employee directors. Directors who are employed by us are not compensated for their service on our board of directors.

	Year Ended December 31
	Fees Earned or Paid in Cash ($)		Option Awards ($)(2)(6)		Total ($)
Jean François Formela	7,333		—		7,333
Vikas Goyal	—	(1)	—		—
Milind Deshpande	12,083		187,197	(3)	199,280
Casper Breum	—	(1)	—		—
Patrick Vink	31,875		108,330	(4)	140,205
Reza Halse	—		—		—
Frank Thomas	16,314		123,171	(5)	139,485
David Southwell	—		—		—

(1)	Mr. Goyal and Mr. Breum agreed to waive their retainer fees for 2017 of $7,083 and $6,667, respectively.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

(2)	These amounts represent the aggregate grant date fair value of options granted to each director in the fiscal year ended December 31, 2017, computed in accordance with FASB ASC Topic 718. A discussion of the assumptions used in determining grant date fair value may be found in Note 8 to our consolidated financial statements for the year ended December 31, 2017.

(3)	On July 6, 2017, Mr. Deshpande was granted options under the 2017 Plan to purchase 45,191 shares of our common stock at an exercise price of $5.90 per share, which vest over four years with 25% of the options vesting on the first anniversary of the grant date, with an additional 1/36th of the remaining shares vesting monthly thereafter until the option is fully vested. As part of the Reorganization, Mr. Deshpande was also granted options to replace his previously awarded incentive units in Spero Therapeutics, LLC, which represented 3,290 shares of underlying common stock. The replacement options vest in accordance with the vesting terms of Dr. Deshpande’s previously held incentive units: 25% of the underlying shares were deemed vested on August 24, 2016, the first anniversary of the original vesting commencement date, with an additional 1/36th of the remaining shares vesting monthly thereafter until the option is fully vested.

(4)	On July 6, 2017, Mr. Vink was granted options under the 2017 Plan to purchase 21,236 shares of our common stock at an exercise price of $5.90 per share, which vest over four years with 25% of the options vesting on the first anniversary of the grant date, with an additional 1/36th of the remaining shares vesting monthly thereafter until the option is fully vested. As part of the Reorganization, Mr. Vink was also granted options to replace his previously awarded incentive units in Spero Therapeutics, LLC, which represented 9,278 shares of underlying common stock. The replacement options vest in accordance with the vesting terms of Mr. Vink’s previously held incentive units: 25% of the underlying shares were deemed vested on August 24, 2016, the first anniversary of the vesting commencement date, with an additional 1/36th of the remaining shares vesting monthly thereafter until the option is fully vested.

(5)	25% of the options will vest on July 17, 2018 and an additional 1/36th of the remaining shares vest monthly until the option is fully vested.

(6)	As of December 31, 2017, the aggregate number of options held by each of our non-employee directors was as follows (representing both exercisable and unexercisable option awards, none of which have been exercised):

Name	Number of Shares Underlying Outstanding Stock Options
Milind Deshpande, Ph.D.	48,481
Patrick Vink, M.D.	30,514
Frank Thomas	30,515

Non-Employee Director Compensation Policy

Under our Non-Employee Director Compensation Policy, each non-employee director is eligible to receive compensation for his or her service consisting of annual cash retainers and equity awards. Our non-employee directors receive the following annual retainers for their service:

Position	Retainer
Board Member	$35,000
Board Chairperson (additional retainer)	30,000
Audit Committee Chair	15,000
Compensation Committee Chair	10,000
Nominating and Governance Committee Chair	7,500
Audit Committee Member	7,500
Compensation Committee Member	5,000
Nominating and Governance Committee Member	4,000

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Equity awards for non-employee directors consist of (i) an initial equity award consisting of a non-qualified stock option to purchase 12,146 shares of our common stock upon first appointment to our board of directors and vesting in equal monthly installments until the third anniversary of the grant date, subject to the non-employee director’s continued service on our board of directors, and (ii) annual equity awards commencing in 2018 consisting of a non-qualified stock option to purchase 6,073 shares of our common stock vesting on the first anniversary of the grant date, subject to the non-employee director’s continued service on our board of directors.

Directors may be reimbursed for travel, food, lodging and other expenses directly related to their service as directors. Directors are also entitled to the protection provided by their indemnification agreements and the indemnification provisions in our amended and restated certificate of incorporation and amended and restated By-Laws.

Equity Compensation Plans and Other Benefit Plans

The following table provides certain aggregate information with respect to all of the Company’s equity compensation plans in effect as of December 31, 2017.

	(a)	(b)	(c)
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining for future issuance under equity compensation plans (excluding securities reflected in column (a)
Equity compensation plans approved by stockholders(1)	2,011,296	$7.24	685,105
Equity compensation plans not approved by stockholders	—	—	—

Total:	2,011,296	$7.24	685,105

(1)	This plan category consists of our 2017 Stock Incentive Plan.

Benefits Programs

Each named executive employee is eligible to participate in our benefits programs, which include health, life, disability and dental insurance and a 401(k) retirement savings plan.

Spero Therapeutics, Inc. 2017 Stock Incentive Plan

We adopted the Spero Therapeutics, Inc. 2017 Stock Incentive Plan on June 30, 2017. The 2017 Plan will expire on June 30, 2027. Under the 2017 Plan, we may grant incentive stock options, non-qualified stock options, restricted and unrestricted stock awards and other stock-based awards. There are 2,696,401 shares of our common stock authorized for issuance under the 2017 Plan. Additionally, the number of shares of common stock that may be issued under the 2017 Plan will automatically increase on each January 1, beginning with the fiscal year ending December 31, 2019 and continuing for each fiscal year until, and including, the fiscal year ending December 31, 2027, by an amount equal to the lowest of:

•	607,324 shares of our common stock;

•	4% of the number of shares of our common stock outstanding as of such date; and

•	an amount determined by our board of directors or compensation committee.

Our board of directors is authorized to administer the 2017 Plan. In accordance with the provisions of the 2017 Plan, our board of directors determines the terms of the options and other awards issued pursuant thereto, including the following:

•	which employees, directors and consultants shall be granted awards;

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

•	the number of shares of common stock subject to options and other awards;

•	the exercise price of each option, which generally shall not be less than fair market value of the common stock on the date of grant;

•	the termination or cancellation provisions applicable to the options;

•	the terms and conditions of other awards, including conditions for repurchase, termination or cancellation, issue price and repurchase price; and

•	all other terms and conditions upon which each award may be granted in accordance with the 2017 Plan.

No participant may receive awards for more than 1,000,000 shares of our common stock in any fiscal year.

In addition, our board of directors or any committee to which our board of directors delegates authority may, with the consent of the affected plan participants, amend outstanding awards consistent with the terms of the 2017 Plan.

Upon a merger, consolidation, or sale of all or substantially all of our assets, our board of directors or any committee to which our board of directors delegates authority, or the board of directors of any corporation assuming the our obligations, may, in its sole discretion, take any one or more of the following actions pursuant to the 2017 Plan, as to some or all outstanding awards, to the extent not otherwise agreed under any individual agreement:

•	provide that outstanding options will be assumed or substituted for options of the successor corporation;

•	provide that the outstanding options must be exercised within a certain number of days, either to the extent the options are then exercisable, or at our board of directors’ discretion, any such options being made partially or fully exercisable;

•	terminate outstanding options in exchange for a cash payment of an amount equal to the difference between (a) the consideration payable upon consummation of the corporate transaction to a holder of the number of shares into which such option would have been exercisable to the extent then exercisable, or in our board of directors’ discretion, any such options being made partially or fully exercisable, and (b) the aggregate exercise price of those options;

•	provide that outstanding stock grants will be substituted for shares of the successor corporation or consideration payable with respect to our outstanding stock in connection with the corporate transaction; and

•	terminate outstanding stock grants in exchange for payment of an amount equal to the consideration payable upon consummation of the corporate transaction to a holder of the same number of shares comprising the stock grant, to the extent the stock grant is no longer subject to any forfeiture or repurchase rights, or at our board of directors’ discretion, all forfeiture and repurchase rights being waived upon the corporate transaction. For purposes of determining such payments, in the case of a corporate transaction the consideration for which, in whole or in part, is other than cash, the consideration other than cash shall be valued at the fair market value thereof as determined in good faith by our board of directors.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

In connection with the Reorganization, all outstanding incentive units issued under Spero Therapeutics, LLC’s operating agreement were cancelled. Any incentive unit holders who were employees, directors or consultants of the Company at the time of the Reorganization were issued options under the 2017 Plan with continued vesting on the same schedule and the same terms as such person’s incentive units.

Rule 10b5-1 Sales Plans

Some of our directors and executive officers have adopted written plans, known as Rule 10b5-1 plans, in which they will have contracted with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from the director or officer. The director or officer may amend or terminate the plan in limited circumstances. Our directors and executive officers may also buy or sell additional shares of our common stock outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions, since January 1, 2015, to which we have been a party, in which the amount involved exceeds $120,000, and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest. We refer to such transactions as “related party transactions” and such persons as “related parties.” With the approval of our board of directors, we have engaged in the related party transactions described below. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, from unaffiliated third parties.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions to which we have been or will be a party other than compensation arrangements, which are described where required under “Executive and Director Compensation.”

Equity Financings

2014 Bridge Unit Financing

In January 2014, we issued and sold 1,531,148 bridge units to investors upon the conversion of convertible notes in a total amount of $1,531,148. The following table sets forth the number of bridge units purchased by our directors, executive officers and 5% stockholders and their affiliates at the time of or as a result of such issuance and the aggregate purchase price paid for such units.

Name	Bridge Units Purchased	Aggregate Purchase Price
Atlas Venture Fund IX, L.P.(1)	665,636	$665,636
S.R. One, Limited(2)	658,636	$658,636
Partners Innovation Fund, LLC(3)	206,876	$206,876

(1)	Atlas Venture Fund IX, L.P. beneficially owned, in the aggregate, more than 5% of our outstanding capital stock at the time of or as a result of the bridge unit financing. Jean-François Formela, M.D., a member of our board of directors, is a Partner at Atlas Venture.

(2)	S.R. One, Limited beneficially owned, in the aggregate, more than 5% of our outstanding capital stock at the time of or as a result of the bridge unit financing. Vikas Goyal, a former member of our board of directors, is a Principal at S.R. One, Limited.

(3)	Partners Innovation Fund, LLC beneficially owned, in the aggregate, more than 5% of our outstanding capital stock at the time of or as a result of the bridge unit financing.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Junior Preferred Stock Financing

In April 2014, we issued an aggregate of 3,438,318 junior preferred units, consisting of (i) 1,500,000 junior preferred units issued and sold at a price per unit of $1.00 for an aggregate purchase price of $1.5 million, and (ii) 1,938,318 junior preferred units issued upon the conversion of the 2014 bridge units. The following table sets forth the number of junior preferred units issued to our directors, executive officers and 5% stockholders and their affiliates at the time of or as a result of such issuance and the aggregate purchase price paid for such units.

Name	Bridge Units Exchanged	Junior Preferred Units Received in Exchange for Bridge Units	Junior Preferred Units Purchased	Aggregate Purchase Price
Atlas Venture Fund IX, L.P.(1)	665,636	842,645	650,000	$650,000
S.R. One, Limited(2)	658,636	833,784	650,000	$650,000
Partners Innovation Fund, LLC(3)	206,876	261,889	200,000	$200,000

(1)	Atlas Venture Fund IX, L.P. beneficially owned, in the aggregate, more than 5% of our outstanding capital stock at the time of or as a result of the junior preferred financing. Jean-François Formela, M.D., a member of our board of directors, is a Partner at Atlas Venture.

(2)	S.R. One, Limited beneficially owned, in the aggregate, more than 5% of our outstanding capital stock at the time of or as a result of the junior preferred financing. Vikas Goyal, a former member of our board of directors, is a Principal at S.R. One, Limited.

(3)	Partners Innovation Fund, LLC beneficially owned, in the aggregate, more than 5% of our outstanding capital stock at the time of or as a result of the junior preferred financing.

2015 Bridge Unit Financing

In January 2015, we issued and sold 8,000 bridge units to existing investors at a price per unit of $1,000 for an aggregate purchase price of $8.0 million. The following table sets forth the number of bridge units purchased by our directors, executive officers and 5% stockholders and their affiliates at the time of or as a result of such issuance and the aggregate purchase price paid for such units.

Name	Bridge Units Purchased	Aggregate Purchase Price
Atlas Venture Fund IX, L.P.(1)	3,450	$3,450,000
S.R. One, Limited(2)	3,450	$3,450,000
Partners Innovation Fund, LLC(3)	1,100	$1,100,000

(1)	Atlas Venture Fund IX, L.P. beneficially owned, in the aggregate, more than 5% of our outstanding capital stock at the time of or as a result of the bridge unit financing. Jean-François Formela, M.D., a member of our board of directors, is a Partner at Atlas Venture.

(2)	S.R. One, Limited beneficially owned, in the aggregate, more than 5% of our outstanding capital stock at the time of or as a result of the bridge unit financing. Vikas Goyal, a former member of our board of directors, is a Principal at S.R. One, Limited.

(3)	Partners Innovation Fund, LLC beneficially owned, in the aggregate, more than 5% of our outstanding capital stock at the time of or as a result of the bridge unit financing.

Class A Preferred Unit Financing

In June 2015, we issued an aggregate of 4,202,278 Class A-1 preferred units, consisting of (i) 2,279,202 Class A-1 preferred units issued to existing investors in exchange for 8,000 bridge units, and (ii) 1,923,076

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Class A-1 preferred units issued and sold at a price per unit of $3.90 for an aggregate purchase price of approximately $7.5 million. The Class A-1 preferred units were subsequently reclassified as Class A preferred units. The following table sets forth the number of Class A preferred units purchased by our directors, executive officers and 5% stockholders and their affiliates at the time of or as a result of such issuance and the aggregate purchase price paid for such units.

Name	Bridge Units Exchanged	Class A Preferred Units Received in Exchange for Bridge Units	Class A Preferred Units Purchased	Aggregate Purchase Price
Atlas Venture Fund IX, L.P.(1)	3,450	982,906	—	—
S.R. One, Limited(2)	3,450	982,906	—	—
Partners Innovation Fund, LLC(3)	1,100	313,390	—	—
Lundbeckfond Invest A/S(4)	—	—	1,153,846	$4,500,000
MRL Ventures Fund, LLC(5)	—	—	384,615	$1,500,000
KPC Venture Capital LLC(6)	—	—	384,615	$1,500,000

(1)	Atlas Venture Fund IX, L.P. beneficially owned, in the aggregate, more than 5% of our outstanding capital stock at the time of or as a result of the Class A preferred unit financing. Jean-François Formela, M.D., a member of our board of directors, is a Partner at Atlas Venture.

(2)	S.R. One, Limited beneficially owned, in the aggregate, more than 5% of our outstanding capital stock at the time of or as a result of the Class A preferred unit financing. Vikas Goyal, a former member of our board of directors, is a Principal at S.R. One, Limited.

(3)	Partners Innovation Fund, LLC beneficially owned, in the aggregate, more than 5% of our outstanding capital stock at the time of or as a result of the Class A preferred unit financing.

(4)	Lundbeckfond Invest A/S beneficially owned, in the aggregate, more than 5% of our outstanding capital stock at the time of or as a result of the Class A preferred unit financing. Casper Breum, a member of our board of directors, is a Senior Partner at Lundbeckfond Ventures, an affiliate of Lundbeckfond Invest A/S.

(5)	MRL Ventures Fund, LLC beneficially owned, in the aggregate, more than 5% of our outstanding capital stock at the time of or as a result of the Class A preferred unit financing. Reza Halse, a former member of our board of directors, serves as President of MRL Ventures Fund, LLC.

(6)	KPC Venture Capital LLC beneficially owned, in the aggregate, more than 5% of our outstanding capital stock at the time of or as a result of the Class A preferred unit financing.

Class B Preferred Unit Financing

In February 2016, we issued and sold 5,909,089 Class B-1 preferred units at a price per unit of $4.40, for an aggregate purchase price of approximately $26.0 million. The Class B-1 preferred units were subsequently reclassified as Class B preferred units. The following table sets forth the number of Class B preferred units purchased by our directors, executive officers and 5% stockholders and their affiliates at the time of or as a result of such issuance and the aggregate purchase price paid for such units.

Name	Class B Preferred Units Purchased	Aggregate Purchase Price
Atlas Venture Fund IX, L.P.(1)	1,250,000	$5,500,000
S.R. One, Limited(2)	1,250,000	$5,500,000
Partners Innovation Fund, LLC(3)	113,636	$500,000
Lundbeckfond Invest A/S(4)	681,818	$3,000,000
MRL Ventures Fund, LLC(5)	1,250,000	$5,500,000
KPC Venture Capital LLC(6)	511,363	$2,250,000
Osage University Partners II, L.P.(7)	852,272	$3,750,000

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

(1)	Atlas Venture Fund IX, L.P. beneficially owned, in the aggregate, more than 5% of our outstanding capital stock at the time of or as a result of the Class B preferred unit financing. Jean-François Formela, M.D., a member of our board of directors, is a Partner at Atlas Venture.

(2)	S.R. One, Limited beneficially owned, in the aggregate, more than 5% of our outstanding capital stock at the time of or as a result of the Class B preferred unit financing. Vikas Goyal, a former member of our board of directors, is a Principal at S.R. One, Limited.

(3)	Partners Innovation Fund, LLC beneficially owned, in the aggregate, more than 5% of our outstanding capital stock at the time of or as a result of the Class B preferred unit financing.

(4)	Lundbeckfond Invest A/S beneficially owned, in the aggregate, more than 5% of our outstanding capital stock at the time of or as a result of the Class B preferred unit financing. Casper Breum, a member of our board of directors, is a Senior Partner at Lundbeckfonden Ventures, an affiliate of Lundbeckfond Invest A/S.

(5)	MRL Ventures Fund, LLC beneficially owned, in the aggregate, more than 5% of our outstanding capital stock at the time of or as a result of the Class B preferred unit financing. Reza Halse, a former member of our board of directors, serves as President of MRL Ventures Fund, LLC.

(6)	KPC Venture Capital LLC beneficially owned, in the aggregate, more than 5% of our outstanding capital stock at the time of or as a result of the Class B preferred unit financing.

(7)	Osage University Partners II, L.P. beneficially owned, in the aggregate, more than 5% of our outstanding capital stock at the time of or as a result of the Class B preferred unit financing.

2016 Bridge Unit Financing

In December 2016, we issued and sold 8,500 bridge units at a price per unit of $1,000 for an aggregate purchase price of approximately $8.5 million. The following table sets forth the number of bridge units purchased by our directors, executive officers and 5% stockholders and their affiliates at the time of or as a result of such issuance and the aggregate purchase price paid for such units.

Name	Bridge Units Purchased	Aggregate Purchase Price
Atlas Venture Fund IX, L.P.(1)	1,833	$1,833,333
S.R. One, Limited(2)	1,833	$1,833,333
Lundbeckfond Invest A/S(3)	1,000	$1,000,000
MRL Ventures Fund, LLC(4)	1,833	$1,833,333
KPC Venture Capital LLC(5)	750	$750,000
Osage University Partners II, L.P.(6)	1,250	$1,250,000

(1)	Atlas Venture Fund IX, L.P. beneficially owned, in the aggregate, more than 5% of our outstanding capital stock at the time of or as a result of the bridge unit financing. Jean-François Formela, M.D., a member of our board of directors, is a Partner at Atlas Venture.

(2)	S.R. One, Limited beneficially owned, in the aggregate, more than 5% of our outstanding capital stock at the time of or as a result of the bridge unit financing. Vikas Goyal, a former member of our board of directors, is a Principal at S.R. One, Limited.

(3)	Lundbeckfond Invest A/S beneficially owned, in the aggregate, more than 5% of our outstanding capital stock at the time of or as a result of the bridge unit financing. Casper Breum, a member of our board of directors, is a Senior Partner at Lundbeckfond Ventures, an affiliate of Lundbeckfond Invest A/S.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

(4)	MRL Ventures Fund, LLC beneficially owned, in the aggregate, more than 5% of our outstanding capital stock at the time of or as a result of the bridge unit financing. Reza Halse, a former member of our board of directors, serves as President of MRL Ventures Fund, LLC.

(5)	KPC Venture Capital LLC beneficially owned, in the aggregate, more than 5% of our outstanding capital stock at the time of or as a result of the bridge unit financing.

(6)	Osage University Partners II, L.P. beneficially owned, in the aggregate, more than 5% of our outstanding capital stock at the time of or as a result of the bridge unit financing.

Class C Preferred Unit Financing

In March 2017, we issued an aggregate of 29,647,582 Class C preferred units, consisting of (i) 5,321,112 Class C preferred units in exchange for 8,500 bridge units and (ii) 24,326,470 Class C preferred units at a price per unit of $1.7749 for an aggregate purchase price of approximately $43,177,052. The following table sets forth the number of Class C preferred units purchased by our directors, executive officers and 5% stockholders and their affiliates at the time of or as a result of such issuance and the aggregate purchase price paid for such units

Name	Bridge Units Exchanged	Class C Preferred Units Received in Exchange for Bridge Units	Class C Preferred Units Purchased	Aggregate Purchase Price
GV 2015, L.P.(1)	—	—	6,760,944	$11,999,999
RA Capital Healthcare Fund, L.P.(2)	—	—	3,673,446	$6,519,999
Atlas Venture Fund IX, L.P.(3)	1,833	1,147,691	1,971,942	$3,500,000
S.R. One, Limited(4)	1,833	1,147,691	2,535,354	$4,500,000
Lundbeckfond Invest A/S(5)	1,000	626,013	1,859,259	$3,299,999
MRL Ventures Fund, LLC(6)	1,833	1,147,691	783,259	$1,390,206
KPC Venture Capital LLC	750	469,510	429,326	$762,011
Osage University Partners II, L.P.(7)	1,250	782,516	408,383	$724,839
Atlas Venture Fund X, L.P.(8)	—	—	3,662,178	$6,500,000

(1)	GV 2015, L.P. beneficially owned, in the aggregate, more than 5% of our outstanding capital stock at the time of or as a result of the Class C preferred unit financing.

(2)	RA Capital Healthcare Fund, L.P. beneficially owned, in the aggregate, more than 5% of our outstanding capital stock at the time of or as a result of the Class C preferred unit financing.

(3)	Atlas Venture Fund IX, L.P. beneficially owned, in the aggregate, more than 5% of our outstanding capital stock at the time of or as a result of the Class C preferred unit financing. Jean-François Formela, M.D., a member of our board of directors, is a Partner at Atlas Venture.

(4)	S.R. One, Limited beneficially owned, in the aggregate, more than 5% of our outstanding capital stock at the time of or as a result of the Class C preferred unit financing. Vikas Goyal, a member of our board of directors, is a Principal at S.R. One, Limited.

(5)	Lundbeckfond Invest A/S beneficially owned, in the aggregate, more than 5% of our outstanding capital stock at the time of or as a result of the Class C preferred unit financing. Casper Breum, a member of our board of directors, is a Senior Partner at Lundbeckfond Ventures, an affiliate of Lundbeckfond Invest A/S.

(6)	MRL Ventures Fund, LLC beneficially owned, in the aggregate, more than 5% of our outstanding capital stock at the time of or as a result of the Class C preferred unit financing. Reza Halse, a member of our board of directors, serves as President of MRL Ventures Fund, LLC.

(7)	Osage University Partners II, L.P. beneficially owned, in the aggregate, more than 5% of our outstanding capital stock at the time of or as a result of the Class C preferred unit financing.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

(8)	Atlas Venture Fund X, L.P. beneficially owned, in the aggregate, more than 5% of our outstanding capital stock at the time of or as a result of the Class C preferred unit financing. Jean-François Formela, M.D., a member of our board of directors, is a Partner at Atlas Venture.

Reorganization

On June 30, 2017, as part of the Reorganization, each of the capital units of Spero Therapeutics, LLC issued and outstanding prior to the Reorganization was cancelled and converted into and exchanged for one share of Spero Therapeutics, Inc. capital stock of the same class and/or series.

Series C Preferred Stock

In July 2017, after the consummation of the Reorganization, we sold to Joel Sendek, our Chief Financial Officer, 61,880 shares of Series C preferred stock of Spero Therapeutics, Inc., at a purchase price of $1.7749 per share, for an aggregate purchase price of $109,831. Such purchase and sale was made in accordance with the terms of Mr. Sendek’s offer letter. In October 2017, Mr. Sendek transferred his 61,880 shares to a retained annuity trust that he established and of which he is a beneficiary.

Agreements with Stockholders

Investors’ Rights Agreement

We entered into an investors’ rights agreement with the purchasers of our outstanding preferred stock, including entities with which certain of our directors are affiliated. The investors’ rights agreement provides these holders the right, after April 30, 2018, to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing.

Right of First Refusal and Co-Sale Agreement

We entered into a right of first refusal and co-sale agreement with certain holders of our common stock and preferred stock, including entities with which certain of our directors are affiliated. This agreement provided for rights of first refusal and co-sale relating to the shares of our common stock held by the parties to the agreement. The right of first refusal and co-sale agreement has terminated.

Voting Agreement

We entered into a voting agreement with certain holders of our common stock and preferred stock, including entities with which certain of our directors are affiliated. Under this agreement, our stockholders that were party to the agreement agreed to vote their shares to elect to our board of directors: (i) one director designated by Atlas Venture Fund IX, L.P. and Atlas Venture Fund X, L.P., (ii) one director designated by S.R. One, Limited, (iii) one director designated by Lundbeckfond Invest A/S, (iv) one director designated by MRL Ventures Fund, LLC, (v) after delivery of written notice from GV 2015, L.P. to the Company informing the Company that GV 2015, L.P. would designate a member of our board of directors, one director designated by GV 2015, L.P., (vi) the person who was the company’s then-serving Chief Executive Officer, (vii) one director with relevant industry experience who was reasonably acceptable to a majority of the other directors then serving on our board of directors and (viii) two directors designated by the stockholders holding a majority of shares voting together as a single class on an as-converted to common stock basis. The voting agreement has terminated.

Participation in our Initial Public Offering

In November 2017, in our initial public offering, we issued an aggregate of 5,971,498 shares of our common stock at a purchase price of $14.00 per share, which included 471,498 shares of common stock issued

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

upon exercise by the underwriters of their option to purchase additional shares. Gross proceeds from the offering were approximately $83.6 million, prior to deducting $9.4 million of underwriting discounts and commissions, and offering expenses paid by the Company.

Certain of our existing stockholders and their affiliated entities, including affiliates of our directors, purchased an aggregate of approximately $30.0 million of our shares in our initial public offering at the initial public offering price. The table below sets forth the aggregate number of common shares issued to our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member thereof, at the time of the transaction:

	Shares	Aggregate Purchase Price
RA Capital Healthcare Fund, L.P.	484,000	$6,776,000
Atlas Venture Fund X, L.P.	428,571	$5,999,994
S.R. One, Ltd.	428,571	$5,999,994
Rock Spring Capital Management, LP	250,000	$3,500,000
Lundbeckfond Invest A/S	214,285	$2,999,990
MRL Ventures Fund, LLC	192,857	$2,699,998
Osage University Partners II, L.P.	89,285	$1,249,990

Director and Executive Officer Compensation

See “Executive and Director Compensation” for a discussion of payments and options granted to our named executive officers and non-employee directors.

Employment Agreements

We have entered into employment agreements with our executive officers. For more information regarding these agreements, see “Executive and Director Compensation—Narrative Disclosure to Summary Compensation Table.”

Indemnification Agreements with Officers and Directors and Directors’ and Officers’ Liability Insurance

We have entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements, our amended and restated certificate of incorporation and our amended and restated By-Laws require us to indemnify our directors to the fullest extent not prohibited by Delaware law. Subject to certain limitations, our amended and restated certificate of incorporation also requires us to advance expenses incurred by our directors and officers, subject to limited exceptions. We also maintain a general liability insurance policy which covers certain liabilities of directors and officers of the Company arising out of claims based on acts or omissions in their capacities as directors or officers.

Policies and Procedures for Related Party Transactions

We have adopted a written policy that requires all future transactions between us and any director, executive officer, holder of 5% or more of any class of our capital stock or any member of the immediate family of, or entities affiliated with, any of them, or any other related persons, as defined in Item 404 of Regulation S-K, or their affiliates, in which the amount involved is equal to or greater than $120,000, be approved in advance by our Audit Committee. Any request for such a transaction must first be presented to our Audit Committee for review, consideration and approval. In approving or rejecting any such proposal, our Audit Committee is to consider the relevant facts and circumstances available and deemed relevant to the Audit Committee, including, but not limited to, the extent of the related party’s interest in the transaction, and whether the transaction is on terms no less favorable to us than terms we could have generally obtained from an unaffiliated third party under the same or similar circumstances.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock at March 1, 2018 by:

•	each of our directors;

•	each of our named executive officers;

•	all of our current directors and executive officers as a group; and

•	each person, or group of affiliated persons, who beneficially owned more than 5% of our common stock.

The column titled “Percentage of Shares Beneficially Owned—Before Offering” is based on a total of 14,369,182 shares of our common stock outstanding as of March 1, 2018. The column titled “Percentage of Shares Beneficially Owned—After Offering” is based on                shares of our common stock to be outstanding after this offering, including the                shares of our common stock that we are selling in this offering, but not including any additional shares issuable upon exercise of outstanding options or any exercise by the underwriters of their option to purchase additional shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our common stock. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days after March 1, 2018 are considered outstanding and beneficially owned by the person holding the options for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as otherwise noted, the persons and entities in this table have sole voting and investment power with respect to all of the shares of our common stock beneficially owned by them, subject to community property laws, where applicable.

Except as otherwise set forth below, the address of the beneficial owner is c/o Spero Therapeutics, Inc., 675 Massachusetts Avenue, Cambridge, Massachusetts 02139.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

		Percentage of Shares Beneficially Owned
Name of Beneficial Owner	Shares Beneficially Owned	Before Offering	After Offering
Principal Stockholders
S.R. One, Limited(1)	1,854,006	12.9%		%
Atlas Venture Fund IX, L.P.(2)	1,376,968	9.6
RA Capital Healthcare Fund, L.P.(3)	1,225,647	8.5
GV 2015, L.P.(4)	1,112,473	7.7
Lundbeckfond Invest A/S(5)	1,091,774	7.6
Atlas Venture Fund X, LLC(6)	1,031,160	7.2
Entities affiliated with BVF Inc.(7)	1,029,185	7.2
MRL Ventures Fund, LLC(8)	935,942	6.5
Entities affiliated with Fidelity Investments(9)	800,000	5.6

Named Executive Officers and Directors
Ankit Mahadevia, M.D.(10)	254,931	1.8%		%
Joel Sendek(11)	15,181	*
Cristina Larkin(12)	17,471	*
Casper Breum(13)	1,091,774	7.6
Milind Deshpande, Ph.D.(14)	18,647	*
Jean-François Formela, M.D.(2)(6)	2,408,128	16.8
Frank Thomas(15)	—	*
Patrick Vink, M.D.(16)	5,284	*
David P. Southwell(17)	—	*
All current executive officers and directors as a group (11 persons)(18)	3,863,150	26.9

*	Indicates beneficial ownership of less than 1%.

(1)	Consists of 1,854,006 shares of common stock owned by S.R. One, Limited, or S.R. One, an indirect wholly owned subsidiary of GlaxoSmithKline plc. The address for S.R. One is 161 Washington Street, Suite 500, Eight Tower Bridge, Conshohocken, Pennsylvania 19428.

(2)	All shares are held directly by Atlas Venture Fund IX. Atlas Venture Associates IX, L.P., or AVA IX LP, is the general partner of Atlas Venture Fund IX, and Atlas Venture Associates IX, LLC, or AVA IX LLC, is the general partner of AVA IX LP. Peter Barrett, Bruce Booth, Jean-François Formela, Jeff Fagnan, and Ryan Moore are the members of AVA IX LLC and collectively make investment decisions on behalf of Atlas Venture Fund IX. Dr. Formela is also a member of our board of directors, Dr. Formela disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein, if any. The address for Atlas Venture Fund IX, is 25 First Street, Suite 303, Cambridge, Massachusetts 02141. This information is based solely on a Schedule 13G filed by Atlas Venture Fund IX, L.P. with the SEC on February 13, 2018, which reported ownership as of December 31, 2017.

(3)	RA Capital Management, LLC is the investment advisor and sole general partner of RA Capital Healthcare Fund, L.P. The address of RA Capital Management, LLC is 20 Park Plaza, Suite 1200, Boston, Massachusetts 02116. This information is based solely on a Schedule 13G filed by RA Capital Healthcare Fund, L.P. with the SEC on February 14, 2018, which reported ownership as of December 31, 2017.

(4)

GV 2015 GP, L.L.C., the general partner of GV 2015, L.P., Alphabet Holdings LLC, the sole member of GV 2015 GP, L.L.C., Google LLC, the sole member of Alphabet Holdings LLC, XXVI Holdings Inc., the managing member of Google LLC, and Alphabet Inc., the sole stockholder of XXVI Holdings Inc., may be deemed to have sole power to vote or dispose of the shares held by GV 2015, L.P. The address for GV 2015, L.P., GV 2015 GP, L.L.C., Alphabet Holdings LLC, Google LLC, XXVI Holdings Inc. and Alphabet Inc. is

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

1600 Amphitheatre Parkway, Mountain View, California 94043. This information is based solely on a Schedule 13G filed by GV 2015, L.P. with the SEC on February 14, 2018, which reported ownership as of December 31, 2017.

(5)	The board of directors of Lundbeckfond Invest A/S consists of Jørgen Huno Rasmussen, Steffen Kragh, Lars Holmqvist, Susanne Krüger Kjær, Michael Kjær, Peter Schütze, Gunhild Waldemar, Vagn Flink Møller Pedersen, Henrik Sindal Jensen, and Peter Adler Würtzen, who have shared investment and voting control with respect to the shares held by Lundbeckfond Invest A/S and may exercise such control only with the support of a majority of the members of the Lundbeckfond Invest Ventures A/S board of directors. No individual member of the Lundbeckfond Invest A/S board of directors is deemed to hold any beneficial ownership or reportable pecuniary interest in the shares held by Lundbeckfond Invest A/S. Casper Breum, one of our directors, is a partner of Lundbeckfond Ventures, a division within Lundbeckfond Invest A/S, and is not deemed to beneficially own the shares held by Lundbeckfond Invest A/S. The address for Lundbeckfond Invest A/S is Scherfigsvej 7, 2100 Copenhagen Ø, Denmark. This information is based solely on a Schedule 13G filed by Lundbeckfond Invest A/S with the SEC on February 14, 2018, which reported ownership as of December 31, 2017.

(6)	All shares are held directly by Atlas Venture Fund X, LLC, or Atlas Fund X. Atlas Venture Associates X, L.P., or AVA X LP, is the general partner of Atlas Venture Fund X, and Atlas Venture Associates X, LLC, or AVA X LLC, is the general partner of AVA X LP. Peter Barrett, Bruce Booth, Jean-François Formela, David Gragzel and Jason Rhodes are the members of AVA X LLC and collectively make investment decisions on behalf of Atlas Venture Fund X. Dr. Formela is also a member of our board of directors. Dr. Formela disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein, if any. The address for Atlas Venture Fund X, is 400 Technology Square, 10th Floor, Cambridge, Massachusetts 02139. This information is based solely on a Schedule 13D filed by Atlas Venture Fund X, L.P. with the SEC on March 14, 2018, which reported ownership as of December 31, 2017.

(7)	Includes (i) 510,846 shares of common stock held by Biotechnology Value Fund, L.P., or BVF, (ii) 326,647 shares of common stock held by Biotechnology Value Fund II, L.P., or BVF II, and (iii) 87,695 shares of common stock held by Biotechnology Value Trading Fund OS LP, or Trading Fund OS. BVF Partners OS Ltd, or Partners OS, as general partner of Trading Fund OS, may be deemed to beneficially own 87,695 shares of common stock beneficially owned by Trading Fund OS. BVF Partners L.P., or Partners, as general partner of BVF, BVF II, the investment manager of Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 1,029,185 shares of common stock beneficially owned in the aggregate by BVF, BVF II, Trading Fund OS, and certain managed accounts of Partners, or the Partners Managed Accounts, including 103,997 shares of common stock held in the Partners Managed Accounts. BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 1,029,185 shares of common stock owned by Partners. Mark N. Lampert is a director and officer of BVF Inc., and may be deemed to beneficially own the 1,029,185 shares of common stock beneficially owned by BVF Inc. Partners OS disclaims beneficial ownership of the shares of common stock beneficially owned by Trading Fund OS. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the shares of common stock beneficially owned by BVF, BVF II, Trading Fund OS, and the Partners Management Accounts. The address of the principal business and office of BVF Inc. and certain of its affiliates is 1 Sansome Street, 30th Floor, San Francisco, California, 94194. This information is based solely on a Schedule 13G filed with the SEC on November 9, 2017, which reported ownership as of such date.

(8)

All shares are held directly by MRL Ventures Fund, LLC, or MRL Ventures Fund, which is a subsidiary of Merck Sharp & Dohme Corp. Reza Halse is the President of MRL Ventures. Dr. Halse was also a member of our board of directors until his resignation immediately prior to the effectiveness of the registration statement filed in connection with our initial public offering. Dr. Halse disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein, if any. The address for MRL Ventures Fund, LLC is 320 Bent Street, Cambridge, Massachusetts 02141. This information is based solely on a

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Schedule 13G filed by Merck & Co., Inc., Merck Sharp & Dohme Corp., and MRL Ventures Fund LLC with the SEC on November 15, 2017, which reported ownership as of such date.

(9)	Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The address for FMR LLC is 245 Summer Street, Boston, MA 02210. This information is based solely on a Schedule 13G filed by FMR LLC and its affiliates with the SEC on February 13, 2018, which reported ownership as of December 31, 2017.

(10)	Consists of (i) 65,817 shares of common stock held by Mahadevia-Mehta Family Trust, of which Dr. Mahadevia is the trustee, and (ii) 189,114 shares of common stock underlying options that are exercisable as of March 1, 2018 or will become exercisable within 60 days after such date held by Dr. Mahadevia.

(11)	Consists of (i) 5,000 shares of common stock held by Mr. Sendek and (ii) 10,181 shares of common stock held by the Joel D. Sendek Retained Annuity Trust No. 1.

(12)	Consists of (i) 1,500 shares of common stock and (ii) 15,971 shares of common stock underlying options that are exercisable as of March 1, 2018 or will become exercisable within 60 days after such date held by Ms. Larkin.

(13)	Mr. Breum is a partner at Lundbeckfond Ventures, a division within Lundbeckfond Invest A/S, but has no voting or investment power with respect to the shares described in footnote 5.

(14)	Consists of (i) 16,454 shares of common stock and (ii) 2,193 shares of common stock underlying options that are exercisable as of March 1, 2018 or will become exercisable within 60 days after such date held by Mr. Deshpande.

(15)	Mr. Thomas is a member of our board of directors and holds no voting or investment power with respect to our securities.

(16)	Consists of 5,284 shares of common stock underlying options that are exercisable as of March 1, 2018 or will become exercisable within 60 days after such date held by Mr. Vink.

(17)	Mr. Southwell is a member of our board of directors and holds no voting or investment power with respect to our securities.

(18)	See notes 2, 5, 6 and 10 through 17 above; also includes Thomas Parr Jr., Ph.D. and David Melnick, M.D., who are executive officers but not named executive officers.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 60,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share, all of which will be undesignated, and as of April 30, 2018, there were be 14,377,753 shares of common stock outstanding and no shares of preferred stock outstanding. As of April 30, 2018, we had approximately 24 record holders of our capital stock.

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated by-laws are summaries of material terms and provisions and are qualified by reference to our amended and restated certificate of incorporation and amended and restated by-laws, copies of which have been filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

Common Stock

We are authorized to issue one class of common stock. Holders of our common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding. Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. Except as described under “—Anti-takeover Effects of Delaware Law and Provisions of our Amended and Restated Certificate of Incorporation and our Amended and Restated By-Laws” below, a majority vote of the holders of common stock is generally required to take action under our amended and restated certificate of incorporation and amended and restated by-laws.

Preferred Stock

Our board of directors is authorized, without action by the stockholders, to designate and issue up to an aggregate of 10,000,000 shares of preferred stock in one or more series. Our board of directors can designate the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying, deferring or preventing a change in control of our company, which might harm the market price of our common stock. See also “Anti-takeover Effects of Delaware Law and Provisions of our Amended and Restated Certificate of Incorporation and our Amended and Restated By-Laws”.

Our board of directors will make any determination to issue such shares based on its judgment as to our company’s best interests and the best interests of our stockholders. We have no shares of preferred stock outstanding and we have no current plans to issue any shares of preferred stock.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Stock Options

As of May 31, 2018, options to purchase 2,200,511 shares of our common stock at a weighted average exercise price of $7.82 were outstanding, of which options to purchase 430,900 shares of our common stock were exercisable at a weighted average exercise price of $5.90 per share.

Registration Rights

We entered into an Investors’ Rights Agreement dated as of June 30, 2017, or the Investors’ Rights Agreement, with certain holders of our capital stock. These shares represent approximately 58.6% of our outstanding common stock. These shares also may be sold under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates.

Under the Investors’ Rights Agreement holders of registrable shares can demand that we file a registration statement or request that their shares be included on a registration statement that we are otherwise filing, in either case, registering the resale of their shares of common stock. These registration rights are subject to conditions and limitations, including the right, in certain circumstances, of the underwriters of an offering to limit the number of shares included in such registration and our right, in certain circumstances, not to effect a requested S-1 registration within 60 days before or 180 days following any offering of our securities, including this offering, or a requested S-3 registration within 30 days before or 90 days following any offering of our securities, including this offering.

Demand Registration Rights

The holders of at least 60% of the registrable securities then outstanding under the Investors’ Rights Agreement may require us to file a registration statement under the Securities Act on a Form S-1 at our expense, subject to certain exceptions, with respect to the resale of their registrable shares, and we are required to use commercially reasonable efforts to effect the registration. At any time after we are eligible to use a registration statement under the Securities Act on Form S-3, the holders of at least 25% of the registrable securities then outstanding under the Investors’ Rights Agreement may require us to file a registration statement on Form S-3 at our expense, subject to certain exceptions, with respect to the resale of their registrable shares, and we are required to use commercially reasonable efforts to effect the registration.

Piggyback Registration Rights

If we propose to register any of our securities under the Securities Act for our own account or the account of any other holder, the holders of registrable shares are entitled to notice of such registration and to request that we include registrable shares for resale on such registration statement, subject to the right of any underwriter to limit the number of shares included in such registration.

Expenses of Registration

We will pay all registration expenses, other than underwriting discounts and commissions, related to any demand or piggyback registration. The Investors’ Rights Agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders, in the event of misstatements or omissions in the registration statement attributable to us except in the event of fraud, and they are obligated to indemnify us for misstatements or omissions attributable to them.

Expiration of Registration Rights

The registration rights will terminate upon the later of the date on which all registrable shares have been sold, the closing of certain liquidation events, and November 6, 2022.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Anti-takeover Effects of Delaware Law and Provisions of our Amended and Restated Certificate of Incorporation and our Amended and Restated By-Laws

Our amended and restated certificate of incorporation and amended and restated by-laws that will become effective upon the completion of this offering include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies

In accordance with our amended and restated certificate of incorporation, our board is divided into three classes serving three-year terms, with one class being elected each year. Our amended and restated certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum.

No Written Consent of Stockholders

Our amended and restated certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting.

Meetings of Stockholders

Our amended and restated by-laws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our amended and restated by-laws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements

Our amended and restated by-laws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the amended and restated by-laws. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Amendment to By-laws and Certificate of Incorporation

As required by the Delaware General Corporation Law, any amendment of our amended and restated certificate of incorporation must first be approved by a majority of our board of directors and, if required by law or our amended and restated certificate of incorporation, thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

thereon as a class, except that the amendment of the provisions relating to stockholder action, directors, limitation of liability, exclusive jurisdiction of Delaware Courts and the amendment of our amended and restated by-laws and amended and restated certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our amended and restated by-laws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the amended and restated by-laws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Blank Check Preferred Stock

Our amended and restated certificate of incorporation provides for 10,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our amended and restated certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Section 203 of the Delaware General Corporation Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•	at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its amended and restated certificate of incorporation or by-laws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Exclusive Jurisdiction of Certain Actions

Our amended and restated certificate of incorporation requires, to the fullest extent permitted by law, that derivative actions brought in our name, actions against our directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware, unless we otherwise consent. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Nasdaq Global Select Market Listing

Our common stock is listed on The Nasdaq Global Select Market under the symbol “SPRO.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

MATERIAL U.S. FEDERAL INCOME AND

ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock to Non-U.S. Holders (defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed or subject to differing interpretations, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought and will not seek any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any U.S. state or local or any non-U.S. jurisdiction, the 3.8% Medicare tax on net investment income or any alternative minimum tax consequences. In addition, this discussion does not address tax considerations applicable to a Non-U.S. Holder’s particular circumstances or to a Non-U.S. Holder that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	tax-exempt or government organizations;

•	brokers of or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock;

•	certain U.S. expatriates, citizens or former long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” synthetic security, other integrated investment, or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes);

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	real estate investment trusts or regulated investment companies;

•	pension plans;

•	partnerships, or other entities or arrangements treated as partnerships for U.S. federal income tax purposes, or investors in any such entities);

•	persons for whom our stock constitutes “qualified small business stock” within the meaning of Section 1202 of the Code;

•	integral parts or controlled entities of foreign sovereigns;

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

•	tax-qualified retirement plans;

•	controlled foreign corporations;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an “applicable financial statement,” as defined in the Code;

•	passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax; or

•	persons that acquire our common stock as compensation for services.

In addition, if a partnership, including any entity or arrangement classified as a partnership for U.S. federal income tax purposes, holds our common stock, the tax treatment of a partner generally will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors regarding the U.S. federal income tax consequences to them of the purchase, ownership, and disposition of our common stock.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any U.S. state or local or any non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Definition of a Non-U.S. Holder

For purposes of this summary, a “Non-U.S. Holder” is any beneficial owner of our common stock that is not a “U.S. person,” and is not a partnership, or an entity disregarded from its owner, in each case for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

Distributions

As discussed under “Dividend Policy,” above, we do not anticipate paying any dividends on our common stock in the foreseeable future. If we make distributions on our common stock, those payments will constitute dividends for U.S. income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce a Non-U.S. Holder’s basis in our common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “Gain on Sale or Other Disposition of Common Stock.” Any such distributions would be subject to the discussions below regarding backup withholding and FATCA (defined below).

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Subject to the discussion below on effectively connected income, any dividend paid to a Non-U.S. Holder generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, a Non-U.S. Holder must provide us or our agent with an IRS Form W-8BEN, IRS Form W-8BEN-E or another appropriate version of IRS Form W-8 (or a successor form), which must be updated periodically, and which, in each case, must certify qualification for the reduced rate. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States) generally are exempt from the withholding tax described above. In order to obtain this exemption, the Non-U.S. Holder must provide the applicable withholding agent with an IRS Form W-8ECI or successor form or other applicable IRS Form W-8 certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if you are Non-U.S. Holder that is a corporation, dividends you receive that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the you in the United States) may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items.

If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may be able to obtain a refund of any excess amounts currently withheld if you timely file an appropriate claim for refund with the IRS.

Gain on Sale or Other Disposition of Common Stock

Subject to the discussion below regarding backup withholding and FATCA, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States), in which case the Non-U.S. Holder will be subject to U.S. federal income tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and for a Non-U.S. Holder that is a corporation, such Non-U.S. Holder may also be subject to the branch profits tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items;

•	the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met, in which case the Non-U.S. Holder will be subject to U.S. federal income tax at a flat 30% rate on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though the Non-U.S. Holder is not considered a resident of the United States) (subject to applicable income tax or other treaties); or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “U.S. real property holding corporation,” or a USRPHC, for U.S. federal income tax purposes, at any time within the shorter of the five-year period preceding the disposition or the Non-U.S. Holder’s holding period for our common stock. We believe we are not currently and do not anticipate

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

becoming a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax as long as our common stock is regularly traded on an established securities market and such Non-U.S. Holder does not, actually or constructively, hold more than five percent of our common stock at any time during the applicable period that is specified in the Code. If the foregoing exception does not apply, then if we are or were to become a USRPHC a purchaser may be required to withhold 15% of the proceeds payable to a Non-U.S. Holder from a sale of our common stock and such Non-U.S. Holder generally will be subject to U.S. federal income tax on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code).

Backup Withholding and Information Reporting

Generally, we must file information returns annually to the IRS in connection with any dividends on our common stock paid to a Non-U.S. Holder, regardless of whether any tax was actually withheld. A similar report will be sent to the Non-U.S. Holder. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in the Non-U.S. Holder’s country of residence.

Payments of dividends or of proceeds on the disposition of stock made to a Non-U.S. Holder may be subject to additional information reporting and backup withholding at a current rate of 24% unless such Non-U.S. Holder establishes an exemption, for example by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8ECI, or another appropriate version of IRS Form W-8 (or a successor form). Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that a holder is a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act, or FATCA, imposes withholding tax on certain types of payments made to foreign financial institutions and certain other non-U.S. entities. The legislation imposes a 30% withholding tax on dividends on, and, on or after January 1, 2019, gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or to certain “non-financial foreign entities” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the U.S. Department of the Treasury, or U.S. Treasury, requiring, among other things, that it undertake to identify accounts held by “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. If the country in which a payee is resident has entered into an “intergovernmental agreement” with the United States regarding FATCA, that agreement may permit the payee to report to that country rather than to the U.S. Treasury. Prospective investors should consult their own tax advisors regarding the possible impact of these rules on their investment in our common stock, and

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

the possible impact of these rules on the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding tax under FATCA.

Federal Estate Tax

Common stock owned (or treated as owned) by an individual who is not a citizen or a resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes unless an applicable estate or other tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

UNDERWRITING

Cowen and Company, LLC and Stifel, Nicolaus & Company, Incorporated are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Cowen and Company, LLC
Stifel, Nicolaus & Company, Incorporated
Cantor Fitzgerald & Co.
Oppenheimer & Co. Inc.
H.C. Wainwright & Co., LLC

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities and liabilities incurred in connection with the reserved share program described below.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $             per share. After the offering, the public offering price, concession or any other term of this offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to	$	$	$

The expenses of this offering, not including the underwriting discount, are estimated at $             million and are payable by us. We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $             incurred in connection with the review and clearance by the Financial Industry Regulatory Authority, Inc. of the terms of this offering, as set forth in the underwriting agreement.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to             additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 90 days after the date of this prospectus without first obtaining the written consent of Cowen and Company, LLC and Stifel, Nicolaus & Company, Incorporated. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Nasdaq Global Select Market Listing

Our common stock is listed on The Nasdaq Global Select Market under the symbol “SPRO.”

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

In addition, in connection with this offering, the underwriters may engage in passive market making transactions in our common stock on The Nasdaq Global Select Market prior to the pricing and completion of this offering. Passive market making consists of displaying bids on The Nasdaq Global Select Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The Nasdaq Global Select Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as emails.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

European Economic Area

In relation to each member state of the European Economic Area, no offer of shares which are the subject of this offering has been, or will be made to the public in that Member State, other than under the following exemptions under the Prospectus Directive:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representative for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares referred to in (a) to (c) above shall result in a requirement for the Company or the representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person located in a Member State to whom any offer of shares is made or who receives any communication in respect of an offer of shares, or who initially acquires any shares will be deemed to have represented, warranted, acknowledged and agreed to and with the representative and the company that (1) it is a “qualified investor” within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any shares acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or where shares have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

The company, the representatives and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly, any person making or intending to make an offer in that Member State of shares which are the subject of this offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the company nor either of the representatives has authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the company or the representatives to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Member State.

The above selling restriction is in addition to any other selling restrictions set out below.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to our common stock or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to this offering, the company or our shares of common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C., Boston, Massachusetts. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP.

EXPERTS

The financial statements as of December 31, 2017 and December 31, 2016, and for each of the three years in the period ended December 31, 2017 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s requirement for additional financing to fund future operations as described in Note 1 to the consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all the information contained in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copies of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

We file our annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You can read our SEC filings, including the registration statement, at the SEC’s website at www.sec.gov.

You may read and copy this information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549, at prescribed rates. You may obtain information regarding the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Our website address is www.sperotherapeutics.com. The information contained in, and that can be accessed through, our website is not incorporated into and is not part of this prospectus.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Spero Therapeutics, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Spero Therapeutics Inc. and its subsidiaries as of December 31, 2017 and 2016 and the related consolidated statements of operations and comprehensive loss, of bridge units, redeemable convertible preferred shares and stockholders’ equity (deficit) and of cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 1 to the consolidated financial statements, the Company will require additional financing to fund future operations. Management’s plans in regard to this matter are described in Note 1.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

April 2, 2018

We have served as the Company’s auditor since 2016.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except unit, share and per share amounts)

	December 31,
	2017	2016
Assets
Current assets:
Cash and cash equivalents	$87,288	$10,315
Other receivables	1,011	304
Tax incentive receivables, current	1,932	—
Prepaid expenses and other current assets	1,828	1,253

Total current assets	92,059	11,872
Tax incentive receivables	—	144
Property and equipment, net	1,164	1,500
Deposits	206	206
Restricted cash	50	50

Total assets	$93,479	$13,772

Liabilities, Bridge Units, Redeemable Convertible Preferred Shares and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$3,470	$1,139
Accrued expenses and other current liabilities	4,321	2,928
Derivative liabilities	223	2,708
Deferred rent	143	143

Total current liabilities	8,157	6,918
Deferred rent, net of current portion	365	493

Total liabilities	8,522	7,411
Commitments and contingencies (Note 11)
Bridge units	—	7,924
Redeemable convertible preferred units (Class A, B, C and Junior); no units authorized, issued or outstanding as of December 31, 2017; 13,549,685 units issued and outstanding as of December 31, 2016, aggregate liquidation preference of $50,326 as of December 31, 2016	—	47,685
Stockholders’ equity (deficit):
Common units, zero and 335,281 units issued and outstanding as of December 31, 2017 and 2016, respectively	—	—
Preferred stock, $0.001 par value; 10,000,000 and zero shares authorized as of December 31, 2017 and 2016, respectively	—	—
Common stock, $0.001 par value; 60,000,000 shares authorized as of December 31, 2017; 14,369,182 shares issued and outstanding as of December 31, 2017; no shares authorized, issued or outstanding as of December 31, 2016	14	—
Additional paid-in capital	181,428	—
Accumulated deficit	(96,840)	(45,440)

Total Spero Therapeutics, Inc. stockholders’ equity (deficit)	84,602	(45,440)
Non-controlling interests	355	(3,808)

Total stockholders’ equity (deficit)	84,957	(49,248)

Total liabilities, redeemable convertible preferred units, and stockholders’ equity (deficit)	$93,479	$13,772

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share data)

	Year Ended December 31,
	2017	2016	2015
Grant revenue	$1,979	$335	$—

Operating expenses:
Research and development	32,869	26,333	11,125
General and administrative	10,840	7,223	2,202

Total operating expenses	43,709	33,556	13,327

Loss from operations	(41,730)	(33,221)	(13,327)
Other income (expense):
Change in fair value of derivative liabilities	1,541	580	174
Interest income and other income (expense), net	303	—	—

Total other income (expense), net	1,844	580	174

Net loss and comprehensive loss	(39,886)	(32,641)	(13,153)
Less: Net loss attributable to non-controlling interest	(1,143)	(7,150)	(2,999)

Net loss attributable to Spero Therapeutics, Inc.	(38,743)	(25,491)	(10,154)
Cumulative dividends on redeemable convertible preferred shares	(6,146)	(3,441)	(932)
Accretion of redeemable bridge units and redeemable convertible preferred shares to redemption value	(1,208)	(996)	(2,341)

Net loss attributable to common shareholders of Spero Therapeutics, Inc.	$(46,097)	$(29,928)	$(13,427)

Net loss per share attributable to common shareholders per share, basic and diluted	$(17.82)	$(95.87)	$(53.11)

Weighted average shares outstanding, basic and diluted:	2,586,865	312,169	252,807

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

CONSOLIDATED STATEMENTS OF BRIDGE UNITS, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND

STOCKHOLDERS’ EQUITY (DEFICIT)

(In thousands, except unit and share amounts)

											Additional Paid-in Capital	Accumu- lated Deficit	Spero Therapeutics, Inc. Stockholders’ Equity (Deficit)	Non- controlling Interest	Total Stockholders’ Equity (Deficit)
	Bridge Units		Preferred Units		Preferred Stock		Common Units		Common Stock
	Units	Amount	Units	Amount	Shares	Amount	Units	Par Value	Shares	Par Value
Balances at December 31, 2014	—	$—	3,438,318	$3,513	—	$—	356,397	$—	—	$—	$65	$(6,178)	$(6,113)	$—	$(6,113)
Issuance of bridge units, net of derivative liability of $2,307	8,000	5,693	—	—	—	—	—	—	—	—	—	—	—	—	—
Deemed contribution of capital for reduction in conversion discount	—	—	—	—	—	—	—	—	—	—	1,419	—	1,419	—	1,419
Conversion of bridge units into Class A preferred units, net of tranche rights derivative liability of $1,301	(8,000)	(8,000)	2,279,202	7,587	—	—	—	—	—	—	—	—	—	—	—
Issuance of Class A preferred units, net of tranche rights of $1,100 and offering costs of $170	—	—	1,923,076	6,230	—	—	—	—	—	—	—	—	—	—	—
Cumulative dividends on redeemable convertible preferred units	—	—	—	932	—	—	—	—	—	—	(932)		(932)	—	(932)
Accretion of bridge units to redemption value	—	2,307	—	—	—	—	—	—	—	—	(539)	(1,768)	(2,307)	—	(2,307)
Accretion of preferred units to redemption value	—	—	—	34	—	—	—	—	—	—	(34)	—	(34)	—	(34)
Share-based compensation expense	—	—	—	—	—	—	—	—	—	—	21	—	21	—	21
Issuance of 49.9% non-controlling interest in Spero Potentiator in exchange for licensed technology	—	—	—	—	—	—	—	—	—	—	—	—	—	1,087	1,087
Issuance of additional shares in Spero Potentiator to minority investor under anti-dilution rights	—	—	—	—	—	—	—	—	—	—	—	—	—	1,459	1,459
Net loss	—	—	—	—	—	—	—	—	—	—	—	(10,154)	(10,154)	(2,999)	(13,153)

Balances at December 31, 2015	—	—	7,640,596	18,296	—	—	356,397	—	—	—	—	(18,100)	(18,100)	(453)	(18,553)

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

CONSOLIDATED STATEMENTS OF BRIDGE UNITS, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND

STOCKHOLDERS’ EQUITY (DEFICIT)

(In thousands, except unit and share amounts)

											Additional Paid-in Capital	Accumu- lated Deficit	Spero Therapeutics, Inc. Stockholders’ Equity (Deficit)	Non- controlling Interest	Total Stockholders’ Equity (Deficit)
	Bridge Units		Preferred Units		Preferred Stock		Common Units		Common Stock
	Units	Amount	Units	Amount	Shares	Amount	Units	Par Value	Shares	Par Value
Deemed contribution of capital for settlement of Class A preferred unit tranche rights	—	—	—	—	—	—	—	—	—	—	2,408		2,408		2,408
Issuance of Class B preferred units, net of tranche rights derivative liability of $909 and offering costs of $112	—	—	5,909,089	24,979	—	—	—	—	—	—	—	—	—	—	—
Issuance of bridge units, net of contingent prepayment option derivative liability of $908	8,500	7,897	—	—	—	—	—	—	—	—	—	—	—	—	—
Repurchase of unvested common units	—	—	—	—	—	—	(21,116)	—	—	—	—	—	—	—	—
Cumulative dividends on redeemable convertible preferred units	—	—	—	3,441	—	—	—	—	—	—	(2,503)	(938)	(3,441)	—	(3,441)
Accretion of redeemable preferred units to redemption value	—	—	—	969	—	—	—	—	—	—	(58)	(911)	(969)	—	(969)
Accretion of bridge units to redemption value	—	27	—	—	—	—	—	—	—	—	(27)	—	(27)	—	(27)
Issuance of 20% non-controlling interest in Spero Gyrase in exchange for acquired technology	—	—	—	—	—	—	—	—	—	—	—	—	—	1,080	1,080
Issuance of 5% non-controlling interest in Spero Europe in exchange for licensed technology	—	—	—	—	—	—	—	—	—	—	—	—	—	100	100
Issuance of 12.5% non-controlling interest in Spero Cantab in exchange for licensed technology	—	—	—	—	—	—	—	—	—	—	—	—	—	1,635	1,635
Issuance of additional shares in Spero Potentiator to minority investor under anti-dilution rights	—	—	—	—	—	—	—	—	—	—	—	—	—	980	980
Share-based compensation expense	—	—	—	—	—	—			—	—	180		180	—	180
Net loss	—	—	—	—	—	—	—	—	—	—	—	(25,491)	(25,491)	(7,150)	(32,641)

Balances at December 31, 2016	8,500	7,924	13,549,685	47,685	—	—	335,281	—	—	—	—	(45,440)	(45,440)	(3,808)	(49,248)

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

CONSOLIDATED STATEMENTS OF BRIDGE UNITS, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND

STOCKHOLDERS’ EQUITY (DEFICIT)

(In thousands, except unit and share amounts)

											Additional Paid-in Capital	Accumu- lated Deficit	Spero Therapeutics, Inc. Stockholders’ Equity (Deficit)	Non- controlling Interest	Total Stockholders’ Equity (Deficit)
	Bridge Units		Preferred Units		Preferred Stock		Common Units		Common Stock
	Units	Amount	Units	Amount	Shares	Amount	Units	Par Value	Shares	Par Value
Accretion of bridge units to redemption value	—	576	—	—	—	—	—	—	—	—	(123)	(453)	(576)	—	(576)
Conversion of bridge units into Class C preferred units	(8,500)	(8,500)	5,321,112	9,444	—	—	—	—	—	—	—	—	—	—	—
Issuance of Class C preferred units, net of issuance costs of $176	—	—	24,326,470	43,001	—	—	—	—	—	—	—	—	—	—	—
Purchase of non-controlling interest in Spero Europe			—	—	—	—	—	—	—	—	—	(14)	(14)	14	—
Purchase of non-controlling interest in Spero Potentiator			—	—	—	—	—	—	—	—	—	(7,395)	(7,395)	6,395	(1,000)
Purchase of non-controlling interest in Spero Cantab			—	—	—	—	—	—	—	—	928	—	928	(1,103)	(175)
Cumulative dividends on redeemable convertible preferred units	—	—	—	3,261	—	—	—	—	—	—	—	(3,261)	(3,261)	—	(3,261)
Accretion of redeemable preferred units to redemption value	—	—	—	369	—	—	—	—	—	—	—	(369)	(369)	—	(369)
Exchange of units in Spero Therapeutics, LLC for shares in Spero Therapeutics, Inc. on a one-for-one basis	—	—	(43,197,267)	(103,760)	43,197,267	103,760	(335,281)	—	335,281		—	—	—	—	—
Issuance of Series C preferred stock	—	—	—	—	61,880	110	—	—	—	—	—	—	—	—	—
Cumulative dividends on redeemable convertible preferred shares	—	—	—	—	—	2,885	—	—	—	—	(1,983)	(902)	(2,885)	—	(2,885)
Accretion of preferred stock to redemption value	—	—	—	—	—	263	—	—	—	—	—	(263)	(263)	—	(263)
Issuance of common stock, conversion of preferred stock to common stock	—	—	—	—	(43,259,147)	(107,018)	—	—	8,062,403	8	107,010	—	107,018	—	107,018
Issuance of common stock, initial public offering net of issuance costs of $3,574	—	—	—	—	—	—	—	—	5,971,498	6	74,169	—	74,175	—	74,175
Share-based compensation expense	—	—	—	—	—	—	—	—	—	—	1,427	—	1,427	—	1,427
Net loss	—	—	—	—	—	—	—	—	—	—	—	(38,743)	(38,743)	(1,143)	(39,886)

Balances at December 31, 2017	—	$—	—	$—	—	$—	—	$—	14,369,182	$14	$181,428	$(96,840)	$84,602	$355	$84,957

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	2017	2016	2015
Cash flows from operating activities:
Net loss	$(39,886)	$(32,641)	$(13,153)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash research and development expense	—	4,595	3,517
Depreciation and amortization	363	279	11
Change in fair value of derivative liabilities	(1,541)	(580)	(174)
Share-based compensation	1,427	180	21
Unrealized foreign currency transaction loss	83	—	—
Changes in operating assets and liabilities:
Other receivables	(707)	(294)	(10)
Prepaid expenses and other current assets	(575)	(966)	(280)
Tax incentive receivables	(1,811)	(144)	—
Deposits	—	(53)	(150)
Accounts payable	2,349	(644)	671
Accrued expenses and other current liabilities	1,315	2,322	409
Deferred rent	(128)	(84)	—
Advance payments from collaborator	—	(929)	(470)

Net cash used in operating activities	(39,111)	(28,959)	(9,608)

Cash flows from investing activities:
Purchases of property and equipment	(27)	(830)	(232)

Net cash used in investing activities	(27)	(830)	(232)

Cash flows from financing activities:
Proceeds from initial public offering of common stock, net of commissions and underwriting discounts	77,749	—	—
Payment of initial public offering costs	(3,574)	—	—
Proceeds from issuance of Class A preferred units, net of issuance costs	—	—	7,330
Proceeds from issuance of bridge units	—	8,500	8,000
Changes in restricted cash	—	—	(30)
Payment of offering costs related to 2016 issuance of Class B preferred units	—	—	(25)
Proceeds from issuance of Class B preferred units, net of issuance costs	—	25,913	—
Proceeds from issuance of Class C preferred units, net of issuance costs	43,111	—	—
Cash payment for non-controlling interests	(1,175)	—	—

Net cash provided by financing activities	116,111	34,413	15,275

Net increase in cash and cash equivalents	76,973	4,624	5,435
Cash and cash equivalents at beginning of period	10,315	5,691	256

Cash and cash equivalents at end of period	$87,288	$10,315	$5,691

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	2017	2016	2015
Supplemental disclosure of non-cash investing and financing activities:
Conversion of bridge units into preferred units	$8,500	$—	$8,000
Conversion of preferred stock to common stock	$107,018	$—	$—
Settlement of derivative liabilities upon issuance of preferred units	$944	$—	$888
Issuance of tranche rights with preferred units	$—	$909	$2,401
Deemed contribution of capital	$—	$2,408	$1,419
Settlement of derivative liability upon issuance of bridge units	$—	$305	$—
Issuance of contingent prepayment option with bridge units	$—	$908	$—
Cumulative dividends on redeemable convertible preferred shares	$6,146	$3,441	$932
Accretion of redeemable convertible preferred units and stock to redemption value	$632	$969	$34
Accretion of bridge units to redemption value	$576	$27	$2,307
Issuance of additional shares of common stock to minority investors under anti-dilution rights	$—	$980	$1,459
Purchases of property and equipment included in accounts payable, accrued expenses and deferred rent	$—	$—	$728
Deferred offering costs included in accounts payable and accrued expenses	$—	$—	$11

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of the Business and Basis of Presentation

Spero Therapeutics, Inc., together with its consolidated subsidiaries (the “Company”), is a multi-asset, clinical-stage biopharmaceutical company focused on identifying, developing and commercializing novel treatments for multi-drug resistant (“MDR”) bacterial infections. The Company’s most advanced product candidate, SPR994, is designed to be the first broad-spectrum oral carbapenem-class antibiotic for use in adults to treat MDR Gram-negative infections. Treatment with effective orally administrable antibiotics may prevent hospitalizations for serious infections and enable earlier, more convenient and cost-effective treatment of patients after hospitalization. The Company also has a platform technology known as its Potentiator Platform that it believes will enable it to develop drugs that will expand the spectrum and potency of existing antibiotics, including formerly inactive antibiotics, against Gram-negative bacteria. The Company’s lead product candidates generated from its Potentiator Platform are two intravenous, or IV,-administered agents, SPR741 and SPR206, designed to treat MDR Gram-negative infections in the hospital setting. In addition, the Company is developing SPR720, an oral antibiotic designed for the treatment of pulmonary non-tuberculous mycobacterial infections. The Company believes that its novel product candidates, if successfully developed and approved, would have a meaningful patient impact and significant commercial applications for the treatment of MDR infections in both the community and hospital settings.

The Company was formed as Spero Therapeutics, LLC in December 2013 under the laws of the State of Delaware. On June 30, 2017, through a series of transactions, Spero Therapeutics, LLC merged with and into Spero Therapeutics, Inc. (formerly known as Spero OpCo, Inc.), a Delaware corporation. As part of the transactions, holders of preferred units and common units of Spero Therapeutics, LLC exchanged their units for shares of Spero Therapeutics, Inc. on a one-for-one basis. These transactions are collectively referred to as the Reorganization. Upon completion of the Reorganization, the historical consolidated financial statements of Spero Therapeutics, LLC became the historical consolidated financial statements of Spero Therapeutics, Inc. because the Reorganization was accounted for as a reorganization of entities under common control.

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. Product candidates currently under development will require significant additional research and development efforts, including preclinical and clinical testing and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

On October 20, 2017, the Company effected a one-for-6.0774 reverse stock split of its issued and outstanding shares of common stock and a proportional adjustment to the existing conversion ratios for each series of the Company’s Preferred Stock (see Note 5). Accordingly, all share and per share amounts for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this reverse stock split and adjustment of the preferred stock conversion ratios. In addition, all common units and incentive units as well as the conversion ratios of preferred units of Spero Therapeutics, LLC have been presented as if the reverse stock split of the common stock of Spero Therapeutics, Inc. had been applied to such units and ratios of Spero Therapeutics, LLC.

On November 6, 2017, Spero Therapeutics, Inc. completed an initial public offering (“IPO”) of its common stock, and issued and sold 5,500,000 shares of common stock at a public offering price of $14.00 per

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

share, resulting in net proceeds of $71.6 million after deducting underwriting discounts and commissions but before deducting offering costs. On November 14, 2017, Spero Therapeutics, Inc., issued and sold an additional 471,498 shares of its common stock at the IPO price of $14.00 per share pursuant to the underwriters’ partial exercise of their option to purchase additional shares of common stock, resulting in additional net proceeds of $6.1 million after deducting underwriting discounts and commissions. Upon the closing of the IPO in November 2017, the Company’s outstanding convertible preferred shares automatically converted into shares of common stock (see Note 6).

The accompanying consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of the Company and its consolidated subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

In accordance with Accounting Standards Update (“ASU”) 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. Since inception, the Company has funded its operations with proceeds from sales of preferred units (including bridge units, which converted into preferred units), payments received in connection with a concluded collaboration agreement and funding from government contracts, and most recently, with proceeds from the IPO completed in November 2017. The Company has incurred recurring losses since inception, including net losses attributable to Spero Therapeutics, Inc. of $38.7 million, $25.5 million and $10.2 million for the years ended December 31, 2017, 2016 and 2015, respectively. In addition, as of December 31, 2017, the Company had an accumulated deficit of $96.8 million. The Company expects to continue to generate operating losses for the foreseeable future. As of the issuance date of the annual consolidated financial statements, the Company expects that its cash and cash equivalents, would be sufficient to fund its operating expenses, capital expenditure requirements through at least 12 months from the issuance date of these annual consolidated financial statements. However, the future viability of the Company beyond that point is dependent on its ability to raise additional capital to finance its future operations. The Company will seek additional funding through public or private financings, debt financing, collaboration agreements or government grants. The inability to obtain funding, as and when needed, would have a negative impact on the Company’s financial condition and ability to pursue its business strategies. If the Company is unable to obtain funding, the Company could be forced to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects, or the Company may be unable to continue operations. Although management intends to pursue plans to obtain additional funding to finance its operations, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all.

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the accrual for research and development expenses, the valuation of common shares prior to the Company’s IPO, the valuation of share-based awards and the valuation of derivative liabilities. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates, as there are changes in circumstances, facts and experience. Actual results may differ from those estimates or assumptions.

Consolidation

The Company consolidates entities in which it has a controlling financial interest. The Company evaluates each of its subsidiaries to determine whether the entity represents a variable interest entity (“VIE”), for which consolidation should be evaluated under the VIE model, or, alternatively, if the entity is a voting interest entity, for which consolidation should be evaluated using the voting interest model. The Company has concluded that none of its subsidiaries is a VIE and has consolidated each subsidiary under the voting interest model because it has majority voting control of each subsidiary.

Ownership interests in the Company’s subsidiaries that are held by entities other than the Company are reported as non-controlling interests in the consolidated balance sheets. Losses attributed to non-controlling interests and to the Company are reported separately in the consolidated statements of operations and comprehensive loss.

As of December 31, 2016, the Company consolidated the following subsidiaries that were not wholly owned:

Subsidiary	Relationship	Country Domiciled	Year of Inclusion
Spero Potentiator, Inc.	Controlling interest	United States	2014
Spero Europe, Ltd.	Controlling interest	United Kingdom	2015
Spero Gyrase, Inc.	Controlling interest	United States	2016
Spero Cantab, Inc.	Controlling interest	United States	2016

All of the non-controlling interests in Spero Europe, Ltd., Spero Potentiator, Inc. and Spero Cantab, Inc. were repurchased by the Company during the year ended December 31, 2017 (see Note 9).

Concentrations of Credit Risk and of Significant Suppliers

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains most of its cash and cash equivalents at one accredited financial institution. The Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

The Company is dependent on third-party manufacturers to supply products for research and development activities in its programs. In particular, the Company relies and expects to continue to rely on a small number of manufacturers to supply it with its requirements for the active pharmaceutical ingredients and formulated drugs related to these programs. These programs could be adversely affected by a significant interruption in the supply of active pharmaceutical ingredients and formulated drugs.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred Offering Costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs are recorded in stockholders’ deficit as a reduction of additional paid-in capital generated as a result of the offering. Should the planned equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the consolidated statement of operations and comprehensive loss.

Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. Cash equivalents consisted of money market funds at December 31, 2017. The Company did not have any cash equivalents as of December 31, 2016.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense is recognized using the straight-line method over the estimated useful life of each asset as follows:

Estimated Useful Life
Laboratory equipment	5 years
Computer software and equipment	3 years
Office furniture and equipment	7 years
Leasehold improvements	Shorter of life of lease or 5 years

Costs for capital assets not yet placed into service are capitalized as construction in progress and are depreciated in accordance with the above guidelines once placed into service. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is included in loss from operations. Expenditures for repairs and maintenance are charged to expense as incurred.

Impairment of Long-Lived Assets

Long-lived assets consist of property and equipment. Long-lived assets to be held and used are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset group for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset group to its carrying value. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset group are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset group over its fair value, determined based on discounted cash flows. The Company did not record any impairment losses on long-lived assets during the years ended December 31, 2017, 2016 or 2015.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair Value Measurements

Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The Company’s cash equivalents and derivative liabilities are carried at fair value, determined according to the fair value hierarchy described above (see Note 3). The carrying values of the Company’s accounts payable and accrued expenses approximate their fair values due to the short-term nature of these liabilities.

Derivative Liabilities

In connection with certain equity financings, licensing transactions and research collaborations, the Company has identified certain embedded and freestanding derivatives, which are recorded as liabilities on the Company’s consolidated balance sheet and are remeasured to fair value at each reporting date until the derivative is settled. Changes in the fair value of the derivative liabilities are recognized as other income (expense) in the consolidated statement of operations and comprehensive loss.

Classification and Accretion of Bridge Units and Redeemable Convertible Preferred Shares

The Company has classified bridge units and redeemable convertible preferred shares outside of stockholders’ equity (deficit) because the shares contain certain redemption features that are not solely within the control of the Company. The carrying values of these instruments are accreted to their respective redemption values from the date of issuance through the earliest date of redemption.

Segment Information

The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions. The Company’s singular focus is on identifying, developing and commercializing novel treatments for MDR bacterial infections. All of the Company’s tangible assets are held in the United States.

Government Contracts and Revenue Recognition

The Company generates revenue from government contracts that reimburse the Company for certain allowable costs for funded projects. For contracts with government agencies, when the Company has concluded

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

that it is the principal in conducting the research and development expenses and where the funding arrangement is considered central to the Company’s ongoing operations, the Company classifies the recognized funding received as revenue.

The Company has concluded to recognize funding received from the U.S. Department of Defense (“DoD”), the National Institute of Allergy and Infectious Diseases (“NIAID”) of the National Institutes of Health (“NIH”) and Combating Antibiotic Resistant Bacteria Biopharmaceutical Accelerator (“CARB-X”) as revenue, rather than as a reduction of research and development expenses, because the Company is the principal in conducting the research and development activities and these contracts are central to its ongoing operations. Revenue is recognized as the qualifying expenses related to the contracts are incurred. Revenue recognition commences only once persuasive evidence of a contract exists, services have been rendered, the reimbursement amounts under the contract are fixed or determinable, and collectibility is reasonably assured. Revenue recognized upon incurring qualifying expenses in advance of receipt of funding is recorded in the Company’s consolidated balance sheet as other receivables. The related costs incurred by the Company are included in research and development expense in the Company’s consolidated statements of operations and comprehensive loss.

Government Tax Incentives

For available government tax incentives that the Company may earn without regard to the existence of taxable income and that require the Company to forego tax deductions or the use of future tax credits and net operating loss carryforwards, the Company classifies the funding recognized as a reduction of the related qualifying research and development expenses incurred.

Since the fourth quarter of 2016, the Company’s operating subsidiary in Australia has met the eligibility requirements to receive a 43.5% tax incentive for qualifying research and development activities (see Note 14). The Company recognizes these incentives as a reduction of research and development expenses in the consolidated statements of operations and comprehensive loss in the same period that the related qualifying expenses are incurred. Reductions of research and development expense recognized upon incurring qualifying expenses in advance of receipt of tax incentive payments are recorded in the consolidated balance sheet as tax incentive receivables.

Collaboration Agreements

For collaboration agreements with a third party, to determine the appropriate statement of operations classification of the recognized funding, the Company first assesses whether the collaboration arrangement is within the scope of the accounting guidance for collaboration arrangements. If it is, the Company evaluates the collaborative arrangement for proper classification in the statement of operations based on the nature of the underlying activity and the Company assesses the payments to and from the collaborative partner. If the payments to and from the collaborative partner are not within the scope of other authoritative accounting guidance, the Company bases the statement of operations classification for the payments received on a reasonable, rational analogy to authoritative accounting guidance, applied in a consistent manner. Conversely, if the collaboration arrangement is not within the scope of accounting guidance for collaboration arrangements, the Company assesses whether the collaboration arrangement represents a vendor/customer relationship. If the collaborative arrangement does not represent a vendor/customer relationship, the Company then classifies the funding payments received in the statement of operations and comprehensive loss as a reduction of the related expense that is incurred.

In 2014, the Company entered into a research and development services and support agreement with Hoffmann-La Roche Inc. and certain of its affiliates (“Roche”) and concluded that the agreements were not

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

within the scope of the accounting guidance for collaboration arrangements (see Note 13). Due to the co-funded nature of the payments and the Company’s assessment that it did not have a vendor/customer relationship with Roche, the Company recognized the nonrefundable payments received under the agreement as a reduction to the research and development expenses incurred, based on a proportional methodology comparing the total expenses incurred in the period under the project to the total expenses expected to be incurred under the project. The Company terminated the agreement with Roche in August 2016.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development expenses are comprised of costs incurred in performing research and development activities, including salaries, share-based compensation and benefits, facilities costs, depreciation, manufacturing expenses and external costs of outside vendors engaged to conduct preclinical development activities and trials as well as the cost of licensing technology. Upfront payments and milestone payments made for the licensing of technology are expensed as research and development in the period in which they are incurred. Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. The prepaid amounts are expensed as the related goods are delivered or the services are performed.

Research Contract Costs and Accruals

The Company has entered into various research and development contracts with research institutions and other companies both inside and outside of the United States. These agreements are generally cancelable, and related payments are recorded as research and development expenses as incurred. The Company records accruals for estimated ongoing research costs. When evaluating the adequacy of the accrued liabilities, the Company analyzes progress of the studies or trials, including the phase or completion of events, invoices received and contracted costs. Significant judgments and estimates are made in determining the accrued balances at the end of any reporting period. Actual results could differ from the Company’s estimates. The Company’s historical accrual estimates have not been materially different from the actual costs.

Patent Costs

All patent-related costs incurred in connection with filing and prosecuting patent applications are expensed as incurred due to the uncertainty about the recovery of the expenditure. Amounts incurred are classified as general and administrative expenses.

Share-Based Compensation

The Company measures all share-based awards granted to employees and directors based on the fair value on the date of grant using the Black-Scholes option-pricing model. Compensation expense of those awards is recognized over the requisite service period, which is generally the vesting period of the respective award. Generally, the Company issues awards with only service-based vesting conditions and records the expense for these awards using the straight-line method.

For share-based awards granted to non-employee consultants, compensation expense is recognized over the period during which services are rendered by such consultants until completed. At the end of each financial reporting period prior to completion of the service, the fair value of these awards is remeasured using the then-current fair value of the Company’s common shares and updated assumption inputs in the Black-Scholes option-pricing model.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company classifies share-based compensation expense in its consolidated statements of operations and comprehensive loss in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in stockholders’ equity (deficit) that result from transactions and economic events other than those with shareholders. There was no difference between net loss and comprehensive loss for each of the periods presented in the accompanying consolidated financial statements.

Net Income (Loss) per Share Attributable to Spero Therapeutics, Inc.

The Company follows the two-class method when computing net income (loss) per share, as the Company has issued shares that meet the definition of participating securities. The two-class method determines net income (loss) per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. Net income (loss) per share attributable to common stockholders is calculated based on net income (loss) attributable to Spero Therapeutics, Inc. and excludes net income (loss) attributable to non-controlling interests.

Basic net income (loss) per share attributable to common stockholders is computed by dividing the net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted net income (loss) attributable to common stockholders is computed by adjusting net income (loss) attributable to common stockholders to reallocate undistributed earnings based on the potential impact of dilutive securities. Diluted net income (loss) per share attributable to common stockholders is computed by dividing the diluted net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period, including potential dilutive common shares assuming the dilutive effect of common stock equivalents.

The Company’s preferred stock contractually entitles the holders of such shares to participate in dividends but does not contractually require the holders of such shares to participate in losses of the Company. Accordingly, in periods in which the Company reports a net loss, such losses are not allocated to such participating securities. In periods in which the Company reports a net loss attributable to common stockholders of Spero Therapeutics, Inc., diluted net loss per share attributable to common stockholders of Spero Therapeutics, Inc. is the same as basic net loss per share attributable to common stockholders of Spero Therapeutics, Inc., since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive. The Company reported a net loss attributable to common stockholders of Spero Therapeutics, Inc. for the years ended December 31, 2017, 2016 and 2015.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in the Company’s tax returns. Deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

The Company accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the consolidated financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

Recently Adopted Accounting Pronouncements

In August 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”). The amendments in this update explicitly require a company’s management to assess an entity’s ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. The new standard is effective for annual periods ending after December 15, 2016 and for interim periods thereafter. The Company adopted ASU 2014-15 as of the required effective date of December 31, 2016. This guidance relates to footnote disclosure only, and its adoption had no impact on the Company’s financial position, results of operations or cash flows.

In November 2014, the FASB issued ASU No. 2014-16, Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity (“ASU 2014-16”). The guidance requires an entity to determine the nature of the host contract by considering all stated and implied substantive terms and features of the hybrid financial instrument, weighing each term and feature on the basis of the relevant facts and circumstances (commonly referred to as the whole-instrument approach). The Company adopted the standard retrospectively to all periods presented on the required effective date of January 1, 2016, and its adoption had no impact on the Company’s financial position, results of operations or cash flows.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”), which requires deferred tax liabilities and assets to be classified as non-current in the consolidated balance sheet. ASU 2015-17 is required to be adopted for annual periods beginning after December 15, 2016, including interim periods within those fiscal years. The amendment may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company elected to early adopt the standard on January 1, 2016 and has reflected the adoption retrospectively to all periods presented. The adoption of ASU 2015-17 had no material impact on the Company’s financial position, results of operations or cash flows.

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). ASU 2016-09 involves several aspects of the accounting for share-based transactions, including the income tax consequences, classification of awards as either equity or liabilities, an option to recognize gross share compensation expense with actual

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

forfeitures recognized as they occur and certain classifications on the statement of cash flows. Certain of these changes are required to be applied retrospectively, while other changes are required to be applied prospectively. The Company adopted ASU 2016-09 as of the required effective date of January 1, 2017 and has elected to account for forfeitures as they occur rather than apply an estimated forfeiture rate to share-based compensation expense. The adoption of ASU 2016-09 had no material impact on the Company’s financial position, results of operations or cash flows.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which supersedes existing revenue recognition guidance under GAAP. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The standard outlines a five-step process to achieve this principle, and will require companies to use more judgment and make more estimates than under the current guidance. The Company expects that these judgments and estimates will include identifying performance obligations in the customer contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which delays the effective date of ASU 2014-09 such that the standard is effective for public entities for annual periods beginning after December 15, 2017 and for interim periods within those fiscal years. In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (“ASU 2016-08”), which further clarifies the implementation guidance on principal versus agent considerations in ASU 2014-09. In April 2016, the FASB issued ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, clarifying the implementation guidance on identifying performance obligations and licensing. Specifically, the amendments in this update reduce the cost and complexity of identifying promised goods or services and improve the guidance for determining whether promises are separately identifiable. The amendments in this update also provide implementation guidance on determining whether an entity’s promise to grant a license provides a customer with either a right to use the entity’s intellectual property (which is satisfied at a point in time) or a right to access the entity’s intellectual property (which is satisfied over time). In May 2016, the FASB issued ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients (“ASU 2016-12”), which clarifies the objective of the collectability criterion, presentation of taxes collected from customers, non-cash consideration, contract modifications at transition, completed contracts at transition and how guidance in ASU 2014-09 is retrospectively applied. ASU 2016-08, ASU 2016-10 and ASU 2016-12 have the same effective dates and transition requirements as ASU 2014-09. The Company plans to adopt this standard using the modified retrospective approach. The Company’s preliminary assessment is that government grant revenue is outside the scope of ASC 606. Therefore, the Company does not believe the adoption of ASC 606 will impact the Company’s financial position, results of operations or cash flows as its only existing revenue source as of December 31, 2017 is government grants.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The guidance is effective for public entities for annual reporting periods beginning after December 15, 2018 and for interim periods within those fiscal years, and early adoption is permitted. The Company is currently evaluating the impact the adoption of ASU 2016-02 will have on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”), to address diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The standard is effective for annual periods beginning after December 15, 2017, including interim periods within those fiscal years. The Company does not believe that the adoption of ASU 2016-15 will have a material impact on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18 Statement of Cash Flows (Topic 230) (“ASU 2016-18”), which requires that amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years and should be applied using a retrospective transition method to each period presented. Early adoption is permitted. The Company does not believe the adoption of ASU 2016-18 will have a material impact on its consolidated financial statements.

In January 2017, FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”). The amendments in this update clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill and consolidation. The standard is effective for annual periods beginning after December 15, 2017, including interim periods within those fiscal years. The Company does not believe the adoption of ASU 2017-01 will materially impact its consolidated financial statements.

In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting (“ASU 2017-09”), which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. The standard is effective for annual periods beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The Company does not believe the adoption of ASU 2017-09 will materially impact its consolidated financial statements.

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480), Derivatives and Hedging (Topic 815) I. Accounting for Certain Financial Instruments with Down Round Features II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception. Part I applies to entities that issue financial instruments such as warrants, convertible debt or convertible preferred stock that contain down-round features. Part II replaces the indefinite deferral for certain mandatorily redeemable noncontrolling interests and mandatorily redeemable financial instruments of nonpublic entities contained within ASC Topic 480 with a scope exception and does not impact the accounting for these mandatorily redeemable instruments. ASU 2017-11 is required to be adopted for annual

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

periods beginning after December 15, 2018, including interim periods within those fiscal years. The Company is currently evaluating the impact that the adoption of ASU 2017-11 will have on its consolidated financial statements.

3. Fair Value of Financial Assets and Liabilities

The following tables present information about the Company’s assets and liabilities that are measured at fair value on a recurring basis (in thousands):

	Fair Value Measurements at December 31, 2017 Using:
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market funds	$—	$83,121	$—	$83,121

	$—	$83,121	$—	$83,121

Liabilities:
Derivative liabilities:
Anti-dilution rights	$—	$—	$223	$223

	$—	$—	$223	$223

	Fair Value Measurements at December 31, 2016 Using:
	Level 1	Level 2	Level 3	Total
Liabilities:
Derivative liabilities:
Anti-dilution rights	$—	$—	$1,806	$1,806
Contingent prepayment option	—	—	902	902

	$—	$—	$2,708	$2,708

During the years ended December 31, 2017 and 2016, there were no transfers between Level 1, Level 2 and Level 3.

Tranche Rights

The Company’s sales of Class A-1 preferred units (“Class A preferred units”) and Class B-1 preferred units (“Class B preferred units”) (see Note 6) provided investors with the right to participate in subsequent offerings of Class A and Class B preferred units in the event specified development and regulatory milestones were achieved. The Company classified each of the tranche rights as a derivative liability on its consolidated balance sheet because they met the definition of freestanding financial instruments that could have required the Company to transfer assets upon exercise. The Company remeasured the derivative liabilities associated with tranche rights to fair value at each reporting date, and recognized changes in the fair value of the derivative liabilities as a component of other income (expense) in the consolidated statement of operations and comprehensive loss.

The fair value of these derivative liabilities was determined using the probability-weighted expected return method (“PWERM”), which considered as inputs the probability and time that a milestone would be achieved, the potential fair value of preferred stock upon the exercise of the tranche right and the risk-adjusted discount rate.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Class A Tranche Rights

The fair value of the tranche right related to the Company’s Class A preferred unit financing (see Note 6) upon issuance in June 2015 was $2.4 million, which increased slightly as of December 31, 2015. Upon the issuance of the Class B preferred units in February 2016, the tranche right was cancelled and the settlement of the fair value of the derivative liability of $2.4 million was recorded as an increase to additional paid-in capital as a deemed capital contribution from the Class A preferred unit investors.

Class B Tranche Rights

The fair value of the tranche right related to the Company’s Class B preferred unit financing upon issuance in February 2016 was $0.9 million. Upon the issuance of bridge units in December 2016, the tranche rights were cancelled and the fair value of the derivative liability, which had decreased by $0.6 million to $0.3 million as of the date of settlement due to a decrease in the fair value of the Company’s underlying units, was settled (see Note 6).

Anti-Dilution Rights

In connection with the issuance of non-controlling interests in certain of the Company’s subsidiaries (see Note 9), specifically Spero Potentiator, Inc., Spero Europe, Ltd. and Spero Gyrase, Inc., the Company granted anti-dilution rights to the minority investors. The Company classifies the anti-dilution rights as a derivative liability on its consolidated balance sheet because they are freestanding instruments that represent a conditional obligation to issue a variable number of shares. The Company remeasures the derivative liability associated with the anti-dilution rights to fair value at each reporting date, and recognizes changes in the fair value of the derivative liability as a component of other income (expense) in the consolidated statement of operations and comprehensive loss. The fair value of these derivative liabilities was determined using a discounted cash flow model.

Spero Potentiator

In connection with the Company’s issuance of a non-controlling interest in its subsidiary, Spero Potentiator Inc. (“Spero Potentiator”), to Northern Antibiotics Oy Ltd. (“Northern”) in February 2015, the Company granted to Northern certain anti-dilution rights (see Note 9). The fair value of the derivative liability related to the anti-dilution rights upon issuance in February 2015 was $2.4 million.

In November 2015, the Company issued an additional 2,736 shares of Spero Potentiator’s common shares for no additional cost to Northern as a result of the anti-dilution rights. Upon issuance, the fair value of the additional shares of Spero Potentiator issued to Northern of $1.5 million was recorded as a reduction of the derivative liability and as an increase to the non-controlling interest. In January and August 2016, the Company issued an additional 2,160 shares of Spero Potentiator’s common shares for no additional cost to Northern as a result of the anti-dilution rights. Upon issuance, the fair value of the additional shares of Spero Potentiator issued to Northern of $1.0 million was recorded as a reduction of the derivative liability and as an increase to the non-controlling interest. At that time, the derivative liability related to the anti-dilution rights issued to Northern was fully settled as Northern had received the maximum number of shares it was entitled to under the anti-dilution rights.

The most significant assumption impacting the fair value of the anti-dilution rights was the probability that the Company would fund the maximum amount of investment providing anti-dilution protection. Upon issuance of the rights and through August 2016, the date the maximum anti-dilution protection was reached, the Company’s assumption for the probability of such funding was 100%.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Spero Europe, Ltd.

In January 2016, in connection with the issuance of a non-controlling interest in its subsidiary, Spero Europe, Ltd. (“Spero Europe”), to Promiliad Biopharma Inc. (“Promiliad”), the Company granted to Promiliad certain anti-dilution rights (see Note 9). The fair value of the derivative liability related to the anti-dilution rights upon issuance in January 2016 was $0.2 million.

The change in the fair value of the derivative liability associated with the anti-dilution rights was insignificant during the year ended December 31, 2016. During 2017, the fair value of the derivative liability decreased by $0.2 million to $0 by May 2017. In May 2017, the non-controlling interest in Spero Europe, Ltd. was repurchased and the anti-dilution rights were settled.

The most significant assumption impacting the fair value of the anti-dilution rights was the probability that the Company would fund the maximum amount of investment providing anti-dilution protection. Upon the issuance of the rights and through December 31, 2016, the probability of such funding was determined to be 100%. During 2017, the probability of funding Spero Europe, Ltd. was reduced to 0% due to the Company’s decision to no longer pursue development of the licensed technology.

Spero Gyrase, Inc.

In March 2016, in connection with the issuance of a non-controlling interest in its subsidiary, Spero Gyrase, Inc. (“Spero Gyrase”), to Biota Pharmaceuticals, Inc. (now Aviragen Therapeutics, Inc.) (“Aviragen”), the Company granted to Aviragen certain anti-dilution rights (see Note 9). The fair value of the derivative liability related to the anti-dilution rights upon issuance in March 2016 was $1.6 million.

The change in the fair value of the derivative liability associated with the anti-dilution rights was insignificant during the year ended December 31, 2016. During 2017, the fair value of the derivative liability decreased by $1.4 million to $0.2 million by June 30, 2017, and remained unchanged as of December 31, 2017.

The most significant assumption impacting the fair value of the anti-dilution rights was the probability that the Company would fund the maximum amount of investment providing anti-dilution protection. Upon issuance of the rights and through December 31, 2016, the probability of such funding was determined to be 100%. During 2017, the probability of such funding was reduced to 0% due to the Company’s decision to no longer pursue development of the acquired technology. As of December 31, 2017, the value of the derivative liability of $0.2 million represents amounts funded to the entity that could be settled by the issuance of equity.

Contingent Prepayment Options

Bridge units issued to investors in January 2015 and December 2016 contained contingent prepayment options whereby such units were automatically convertible into equity units sold in a subsequent round of qualified financing at a discounted rate. The Company classified the contingent prepayment options as derivative liabilities on its consolidated balance sheet because the bridge units were deemed to be more akin to debt than equity and the embedded prepayment options were at a substantial discount, thus meeting the definition of derivative liabilities. The Company remeasured the derivative associated with the contingent prepayment options to fair value at each reporting date, and recognized changes in the fair value of the derivative liabilities as a component of other income (expense) in its consolidated statement of operations and comprehensive loss.

The fair value of these derivative liabilities was determined using the PWERM, which considered as inputs the probability and time that a subsequent round of preferred stock financing would occur and the risk-adjusted discount rate.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 2015 Bridge Units

The fair value of the derivative liability related to the contingent prepayment option associated with bridge units issued in January 2015 was $2.3 million. The option was settled in June 2015 upon the issuance of Class A preferred units. As a condition to the June 2015 financing, the Company and the holders of the bridge units agreed to reduce the previously agreed-upon discount to the per unit conversion price from 20% to 10% of the per unit price of $3.90 to be paid for the sale of the Class A preferred units. The reduction of the discount resulted in a decrease to the fair value of the derivative liability of $1.4 million, which was recorded as an increase to additional paid-in capital as a deemed capital contribution by the holders of the bridge units. The remaining fair value of the derivative liability of $0.9 million was settled upon conversion of the bridge notes into Class A preferred units.

December 2016 Bridge Units

The fair value of the derivative liability related to the contingent prepayment option associated with bridge units issued in December 2016 was $0.9 million. The change in the fair value of the derivative liability associated contingent prepayment option was not material during the year ended December 31, 2016. The fair value of the derivative liability increased by less than $0.1 million as of March 2017, at which time the contingent prepayment option was settled upon the issuance of Class C preferred units.

Investment Option

The Company’s concluded collaboration agreement provided its collaboration partner with an option to participate in the next round of financing subsequent to April 2014 in an amount up to $2.0 million at 90.0% of the per unit price of the related financing. The Company classified the investment option as a derivative liability on its consolidated balance sheet because it met the definition of a freestanding financial instrument that may require the Company to transfer assets upon exercise. The Company remeasured the derivative liability to fair value at each reporting date, and recognized changes in the fair value of the derivative liability as a component of other income (expense) in the consolidated statement of operations and comprehensive loss. The fair value of the derivative liability related to the investment option was $0.2 million as of December 31, 2014.

The fair value of the derivative liability associated with investment option decreased by $0.1 million as of June 2015, at which time the subsequent financing occurred and the collaboration partner elected not to exercise the investment option, which then expired. Upon expiration, the Company recorded other income equal to the fair value of the derivative liability upon expiration of $0.1 million.

The fair value of this derivative liability was determined using the PWERM, which considered as inputs the probability and time that a qualified round of preferred stock financing would occur and the risk-adjusted discount rate.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table provides a roll forward of the aggregate fair values of the Company’s derivative liabilities, for which fair value was determined by Level 3 inputs (in thousands):

	Contingent Prepayment Options	Tranche Rights	Anti- Dilution Rights	Total
Balance at December 31, 2015	$—	$2,404	$980	$3,384
Fair value at issuance	908	909	1,780	3,597
Change in fair value	(6)	(600)	26	(580)
Settlement	—	(2,713)	(980)	(3,693)

Balance at December 31, 2016	902	—	1,806	2,708
Change in fair value	42	—	(1,583)	(1,541)
Settlement	(944)	—	—	(944)

Balance at December 31, 2017	$—	$—	$223	$223

4. Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	December 31,
	2017	2016
Laboratory equipment	$510	$484
Computer software and equipment	181	185
Office furniture and equipment	201	201
Leasehold improvements	915	920

	1,807	1,790
Less: Accumulated depreciation and amortization	(643)	(290)

	$1,164	$1,500

Depreciation and amortization expense was $0.4 million, $0.3 million and less than $0.1 million for the years ended December 31, 2017, 2016 and 2015, respectively.

5. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	December 31,
	2017	2016
Accrued external research and development expenses	$1,770	$627
Accrued payroll and related expenses	1,369	1,018
Accrued professional fees	878	1,062
Accrued other	304	221

	$4,321	$2,928

6. Redeemable Convertible Preferred Shares

As of December 31, 2016, the operating agreement of Spero Therapeutics, LLC, as amended and restated, provided for the issuance of Junior preferred units, Class A preferred units, Class B preferred units and

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

bridge units, but did not specify an authorized number of each for issuance. Subsequent to the Reorganization (see Note 1), the Company’s amended and restated certificate of incorporation authorized the issuance of 43,297,267 shares of preferred stock, par value $0.001 per share.

2015 Bridge Units

In January 2015, the Company issued and sold 8,000 bridge units to existing investors at a price of $1,000 per unit for gross proceeds of $8.0 million (the “2015 bridge units”). The bridge units did not have any stated rate of return and were automatically convertible into the same type of units issuable upon a qualified financing at a discount of either 20.0% or 25.0% to the per unit price paid by investors in a qualified financing, depending on the timing of such financing. The Company classified this contingent prepayment option as a derivative liability on its consolidated balance sheet on the date of issuance (see Note 3), and the fair value of contingent prepayment option on the date of issuance of $2.3 million was recorded as both a derivative liability and as a reduction to the carrying value of the bridge units.

Class A Preferred Unit Financing

In June 2015, the Company issued and sold 1,923,076 Class A preferred units at a price of $3.90 per unit for proceeds of $7.3 million, net of issuance costs of $0.2 million. The sale of Class A preferred units met the definition of a qualified financing under the 2015 bridge unit agreements.

As a condition to the June 2015 Class A preferred unit financing, the Company and the holders of the 2015 bridge units agreed to reduce the previously agreed-upon discount to the per unit conversion price from 20% to 10% of the price to be paid for the sale of Class A preferred units of $3.90 per unit. Accordingly, the Company issued 2,279,202 Class A preferred units upon the conversion of the 2015 bridge units in the amount of $8.0 million, at a conversion price of $3.51 per unit. The conversion was accounted for as an extinguishment for accounting purposes. Accordingly, the Company recorded the Class A preferred units issued upon conversion of the 2015 bridge units at their aggregate fair value of $8.9 million and recorded a corresponding adjustment to extinguish the then-current carrying value of the 2015 bridge units of $8.0 million and the then-current fair value of the derivative liability related to the contingent prepayment option associated with the 2015 bridge units of $0.9 million (see Note 3). There was no gain or loss recognized upon the extinguishment.

The Class A preferred unit financing included a provision for the issuance of an additional 3,295,455 Class A preferred units at a price of $4.40 per unit in exchange for gross proceeds of $14.5 million in the event the Company achieved a regulatory milestone. The Company classified this tranche right as a derivative liability on its consolidated balance sheet on the date of issuance, and the fair value of tranche right on the date of issuance of $2.4 million was recorded as both a derivative liability and as a reduction to the carrying value of the Class A preferred units. Upon issuance of the Class B preferred units in February 2016, the tranche right was cancelled (see Note 3).

Class B Preferred Unit Financing

In February 2016, the Company issued and sold 5,909,089 Class B preferred units at a price of $4.40 per unit for proceeds of $25.9 million, net of issuance costs of $0.1 million.

The Class B preferred unit financing included a provision for the issuance of an additional 1,609,846 Class B preferred units at a price of $5.28 per unit in exchange for gross proceeds of $8.5 million in the event the Company achieved a regulatory milestone. The Company classified this tranche right as a derivative liability on

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

its consolidated balance sheet on the date of issuance, and the fair value of the tranche right on the date of issuance of $0.9 million was recorded as both a derivative liability and as a reduction to the carrying value of the Class B preferred units.

2016 Bridge Units

The regulatory milestone related to the Class B tranche right was achieved in the fourth quarter of 2016; however, the Company and the holders of the Class B preferred units agreed to replace the second closing of Class B preferred units with the issuance of bridge units that would be convertible in the next qualified financing at a 10% discount. Accordingly, in December 2016, the Company issued and sold 8,500 bridge units to existing investors at a price of $1,000 per unit for gross proceeds of $8.5 million (the “2016 bridge units”). Upon issuance of the 2016 bridge units, the fair value of the derivative liability associated with the Class B tranche right of $0.3 million was settled, resulting in a decrease to the carrying value of the derivative liability and an increase to the carrying value of the 2016 bridge units (see Note 3). The bridge units did not provide for any stated rate of return and were automatically convertible into the same type of units issuable upon a qualified financing at a 10% discount to the per unit price paid by investors in a qualified financing. The Company classified this contingent prepayment option as a derivative liability on its consolidated balance sheet on the date of issuance, and the fair value of the contingent prepayment option on the date of issuance of $0.9 million was recorded as both a derivative liability and as a reduction to the carrying value of the bridge units.

Class C Preferred Unit Financing

In March 2017, the Company issued and sold 24,326,470 Class C preferred units at a price of $1.7749 per unit for proceeds of $43.0 million, net of issuance costs of $0.2 million. The sale of Class C preferred units met the definition of a qualified financing under the 2016 bridge unit agreements.

The Company issued 5,321,112 Class C preferred units upon the conversion of the 2016 bridge units in the amount of $8.5 million, at a conversion price of $1.60 per unit, which represented a discount of 10% to the price per unit paid by other investors in the Class C preferred unit financing. The conversion was accounted for as an extinguishment for accounting purposes. Accordingly, the Company recorded the Class C preferred units issued upon conversion of the 2016 bridge units at their aggregate fair value of $9.4 million and recorded a corresponding adjustment to extinguish the then-current carrying value of the 2016 bridge units of $8.5 million and the then-current fair value of the derivative liability related to the contingent prepayment option associated with the 2016 bridge units of $0.9 million (see Note 3). There was no gain or loss recognized upon the extinguishment.

In July 2017 the Company sold to its Chief Financial Officer 61,880 shares of the Company’s Series C preferred stock at a price of $1.7749 per share, for proceeds of $0.1 million.

Shares of Preferred Stock of Spero Therapeutics, Inc. Issued upon the Reorganization

On June 30, 2017, pursuant to the terms of the Reorganization (see Note 1), holders of outstanding preferred units of Spero Therapeutics, LLC exchanged their units for preferred stock of Spero Therapeutics, Inc. on a one-for-one basis. The rights and preferences of each class of stock (as described below) were the same both before and after the Reorganization. Upon the closing of the Company’s IPO in November 2017, all of the then outstanding convertible preferred shares automatically converted into shares of common stock (see Note 7).

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Junior preferred stock, the Series A preferred stock, the Series B preferred stock and the Series C preferred stock are collectively referred to as the “Preferred Stock”. The holders of the Preferred Stock have the following rights and preferences:

Voting

The holders of Preferred Stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. The holders of Preferred Stock are entitled to the number of votes equal to the number of common shares into which each such share of Preferred Stock could convert.

Conversion

Each share of Preferred Stock is convertible at the option of the holder at any time after the date of issuance. Each share of Preferred Stock would be automatically converted into shares of common stock at the applicable conversion ratio then in effect (i) upon the closing of a firm commitment public offering with at least $50.0 million of proceeds to the Company or (ii) upon the written consent of the holders of at least 60% of the then-outstanding shares of Series B and Series C preferred stock, voting together as a single class.

The conversion ratio of each series of Preferred Stock is determined by dividing the Original Issue Price of each series by the Conversion Price of each series. The Original Issue Price is $1.00 per share for Junior preferred stock, $3.90 per share for Series A preferred stock, $4.40 per share for Series B preferred stock and $1.7749 per share for Series C preferred stock. The Conversion Price at issuance was $6.0774 per share for Junior preferred stock, $23.7019 per share for Series A preferred stock, $26.7406 per share for Series B preferred stock and $10.7868 per share for Series C preferred stock, subject to appropriate adjustment in the event of any stock split, stock dividend, combination or other similar recapitalization and other adjustments as set forth in the Company’s certificate of incorporation, as amended and restated. In March and July 2017, as a result of the issuances of Series C preferred stock at a price per share less than the Series A and Series B preferred stock Conversion Price, the Conversion Price for each of Series A and Series B preferred stock was adjusted according to their terms. Prior to the Company’s Reorganization in June 2017, the Conversion Price of Series A and Series B preferred stock was $15.5715 per share and $16.7256 per share, respectively. The Conversion Price for Junior preferred stock was not adjusted according to its terms. In July 2017, after the consummation of the Reorganization, the Company sold to its Chief Financial Officer 61,880 shares of the Company’s Series C preferred stock at a price of $1.7749 per share, for proceeds of $0.1 million. Because the price per share of the Series C preferred stock in this transaction was lower than the Conversion Price of the Company’s Series A and Series B preferred stock, in accordance with the Company’s certificate of incorporation, as amended and restated, the Conversion Price of Series A preferred stock was adjusted from $15.5715 to $15.5654 per share and the Conversion Price of Series B preferred stock was adjusted from $16.7256 to $16.7177 per share. The Conversion Price for Junior preferred stock was not adjusted according to its terms.

On October 20, 2017, the Company effected a one-for-6.0774 reverse stock split of its issued and outstanding shares of common stock and a proportional adjustment to the existing conversion rations for each series or the Company’s Preferred Stock. Upon the closing of the Company’s IPO in November 2017, the Company’s outstanding preferred shares automatically converted into shares of common stock.

Dividends

Holders of the Series A, Series B and Series C preferred stock are entitled to receive, out of funds legally available, cumulative dividends at an annual rate of 8%, compounded annually, when and if declared by the board of directors. Holders of the Junior preferred stock are entitled to receive, out of funds legally available,

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

noncumulative dividends at an annual rate of 5%, when and if declared by the board of directors. The Company may not declare, pay or set aside any dividends on shares of any other series of capital stock of the Company, other than dividends on common stock payable in common stock, unless the holders of the Series C preferred stock first receive, or simultaneously receive, a dividend on each outstanding share of Series C preferred stock to which they are entitled. The Company may not declare, pay or set aside any dividends on shares of any other series of capital stock of the Company, other than dividends on shares of Series C preferred stock and dividends on common stock payable in common stock, unless the holders of the Series B preferred stock first receive, or simultaneously receive, a dividend on each outstanding share of Series B preferred stock to which they are entitled. The Company may not declare, pay or set aside any dividends on shares of any other series of capital stock of the Company, other than dividends on shares of Series B preferred stock or Series C preferred stock and dividends on common stock payable in common stock, unless the holders of the Series A preferred stock first receive, or simultaneously receive, a dividend on each outstanding share of Series A preferred stock to which they are entitled. The Company may not declare, pay or set aside any dividends on shares of any other series of capital stock of the Company, other than dividends on shares of Series A, Series B or Series C preferred stock and dividends on common stock payable in common stock, unless the holders of the Junior preferred stock first receive, or simultaneously receive, a dividend on each outstanding share of Junior preferred stock to which they are entitled. Through December 31, 2017 and 2016, no cash dividends have been declared or paid by the Company’s board of directors.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company or Liquidating Event (as described below), the holders of shares of Preferred Stock will receive, in preference to the common stockholders, an amount equal to the greater of (i) the Original Issue Price per share of the respective share of preferred stock, plus all dividends declared but unpaid on such shares or (ii) the amount the holders would receive if the Preferred Stock were converted into common stock prior to such liquidation event. If, upon any such liquidation event, the assets of the Company available for distribution are insufficient to permit payment in full to the holders of Preferred Stock, the holders of the Series C preferred stock are entitled to receive such amount prior to and in preference of the holders of the Series B, Series A, Junior preferred stock and common stock. After payment in full to holders of Series C preferred stock, the holders of the Series B preferred stock are entitled to receive such amount prior to and in preference of the holders of the Series A, Junior preferred stock and common stock. After payment in full to holders of Series C and Series B preferred stock, the holders of the Series A preferred stock are entitled to receive such amount prior to and in preference of the holders of the Junior preferred stock and common stock. After payment in full to holders of Series C, Series B and Series A preferred stock, the holders of the Junior preferred stock are entitled to receive such amount prior to and in preference of the holders of the common stock. In the event that the assets available for distribution to the Company’s stockholders are not sufficient to permit payment to any class of holders in order of preference and in the full amount to which they are entitled, the assets available for distribution are distributed on a pro rata basis. In addition, solely if (i) proceeds are received in connection with the sale or merger of Spero Potentiator, Inc. and (ii) contracted distribution thresholds in relation to anti-dilution clauses are satisfied, then distributions to the Series A holders shall be made until their Adjusted Potentiator Shortfall Amount, as defined, is met, after payments to Series C and Series B preferred stock have been made in full but prior to and in preference of the holders of the Junior preferred stock and common stock. After the payment of all preferential amounts to the holders of the Preferred Stock then, to the extent available, the remaining assets available for distribution shall be distributed among the holders of the Preferred Stock and common stock ratably in proportion to the number of shares of stock held as converted to common stock.

Unless the holders of 60% of the then-outstanding shares of Series B and Series C preferred stock, voting together as a single class, and holders of 60% of the then-outstanding shares of Series C preferred stock

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

elect otherwise, a Liquidating Event shall include a merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company.

Redemption

At any time on or after February 1, 2021, shares of each of the Junior preferred stock, Series A, Series B and Series C preferred stock are subject to mandatory redemption by the Company in three equal annual installments beginning 60 days after receipt of a notice of redemption from the holders of at least 60% of the combined voting power of the holders of the outstanding Series B and Series C preferred stock, voting as a single class at the Original Issue Price, subject to appropriate adjustment for any stock splits, stock dividends, combinations or any other similar recapitalization affecting such shares, plus any dividends declared but unpaid thereon plus cumulative dividends. If, upon any such redemption, the assets of the Company available for distribution are insufficient to permit payment in full to the holders of Preferred Stock, the holders of the Series C preferred stock are entitled to receive such amount prior to and in preference of the holders of the Series B, Series A and Junior preferred stock. After payment in full to holders of Series C preferred stock, the holders of the Series B preferred stock are entitled to receive such amount prior to and in preference of the holders of the Series A and Junior preferred stock. After payment in full to holders of Series C and Series B preferred stock, the holders of the Series A preferred stock are entitled to receive such amount prior to and in preference of the holders of the Junior preferred stock. In the event that the assets are not sufficient to permit payment of the redemption amount to any class of holders in order of preference and in the full amount to which they are entitled, the assets available for distribution are distributed on a pro rata basis.

7. Common Stock

As of December 31, 2016, the operating agreement of Spero Therapeutics, LLC, as amended and restated, provided for the issuance of common units, but did not specify an authorized number for issuance.

Subsequent to the Reorganization on June 30, 2017 (see Note 1), the Company’s amended and restated certificate of incorporation authorized the issuance of 61,917,986 shares of common stock, par value $0.001 per share. Subsequent to the Company’s IPO on November 6, 2017 (See Note 1), the Company’s amended and restated certificate of incorporation authorized the issuance of 60,000,000 shares of common stock, par value $0.001 per share. Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. Common stockholders are not entitled to receive dividends, unless declared by the board of directors.

In 2014, the Company issued and sold restricted common units, which were subject to vesting requirements. In 2016, the Company repurchased 21,116 unvested common units upon forfeiture at the original issuance price of $0.001 per unit. As of December 31, 2015 and 2016, there were 75,210 units and 7,062 units, respectively, of unvested restricted common units outstanding. There were no unvested common units outstanding as of December 31, 2017.

On June 30, 2017, pursuant to the terms of the Reorganization (see Note 1), holders of common units of Spero Therapeutics, LLC exchanged their units for common stock of Spero Therapeutics, Inc. on a one-for-one basis. On October 20, 2017, the Company effected a one-for-6.0774 reverse stock split of its issued and outstanding shares of common stock and a proportional adjustment to the existing conversion ratios for each series of the Company’s Preferred Stock (see Note 6). Accordingly, all share and per share amounts for all

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this reverse stock split and adjustment of the preferred stock conversion ratios. In addition, all common units and incentive units as well as the conversion ratios of preferred units of Spero Therapeutics, LLC have been presented as if the reverse stock split of the common stock of Spero Therapeutics, Inc. had been applied to such units and ratios of Spero Therapeutics, LLC.

8. Share-Based Compensation

Prior to the Reorganization, the Company’s operating agreement, as amended and restated, provided for the granting of incentive units to officers, directors, employees, consultants and advisors. Under the terms of the incentive unit grant agreements, such incentive units were subject to a vesting schedule, with 25% of the incentive units vesting following one year of continued employment or service and the balance vesting in equal monthly installments for 36 months beginning on the one-year anniversary of the holder’s employment or service with the Company. Holders of incentive units were entitled to receive distributions in proportion to their ownership percent interest, when and if distributed, that were in excess of the strike price of the award set by the board of directors on the date of grant. The Company determined that the underlying terms of the incentive units and the intended purpose of the awards were more akin to an equity-based compensation award than a performance bonus or profit-sharing arrangement and, therefore, the incentive units were equity-classified awards.

The total number of incentive units that could have been issued under the Company’s operating agreement was 573,156 as of December 31, 2016, of which 159,890 units remained available for future issuance as of December 31, 2016. Upon the Reorganization on June 30, 2017 (see Note 1), the Company could no longer issue incentive units. In addition, in June 2017, in connection with the Reorganization, the Company cancelled the then-outstanding 402,857 incentive units.

The following table summarizes the Company’s incentive unit activity since December 31, 2016:

	Number of Units	Weighted Average Strike Price	Weighted Average Contractual Term	Aggregate Intrinsic Value
			(in years)	(in thousands)
Outstanding as of December 31, 2016	413,266	$2.75	9.1	$779
Granted	9,132	1.28	—	—
Exercised	—	—	—	—
Forfeited	(19,541)	4.99	—	—
Cancelled	(402,857)	2.62	—	—

Outstanding as of December 31, 2017	—	$—	—	$—

As of December 31, 2016, total unrecognized compensation cost related to the unvested share-based awards was $0.8 million, which was expected to be recognized over a weighted average period of 3.1 years. As of December 31, 2017, all of the incentive units were cancelled; however, the Company will continue to recognize compensation costs related to these awards (see below).

2017 Stock Incentive Plan

On June 28, 2017, the Company’s stockholders approved the 2017 Stock Incentive Plan (the “2017 Plan”). The 2017 Plan provides for the grant of incentive stock options, nonstatutory stock options, stock grants

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

and stock-based awards. The 2017 Plan is administered by the board of directors, or at the discretion of the board of directors, by a committee of the board. The exercise prices, vesting and other restrictions are determined at the discretion of the board of directors, or their committee if so delegated, except that the exercise price per share of stock options may not be less than 100% of the fair market value of the share of common stock on the date of grant and the term of stock option may not be greater than ten years. The number of shares initially reserved for issuance under the 2017 Plan was 1,785,416 shares of common stock. The shares of common stock underlying any awards that are forfeited, cancelled, repurchased or are otherwise terminated by the Company under the 2017 Plan will be added back to the shares of common stock available for issuance under the 2017 Plan.

On October 18, 2017, the Company’s stockholders approved an amendment to the 2017 Plan, which became effective upon the completion of the Company’s IPO, to increase the total number of shares reserved for issuance under the 2017 Plan from 1,785,416 to 2,696,401. Additionally, the number of shares of common stock that may be issued under the 2017 Plan will automatically increase on each January 1, beginning with the fiscal year ending December 31, 2019 and continuing for each fiscal year until, and including, the fiscal year ending December 31, 2027, equal to the lowest of (i) 607,324 shares of common stock, (ii) 4% of the outstanding shares of common stock on such date and (iii) an amount determined by the Company’s board of directors or compensation committee. As of December 31, 2017, there were 685,105 shares remaining available to be issued under the 2017 Plan.

In July 2017, the Company additionally granted options for the purchase of 1,154,989 shares of common stock at an exercise price of $5.90 per share under the 2017 Plan. The options vest over four years and the fair value of these option grants was $3.96 per share.

In July 2017, previous holders of the cancelled incentive units who were still employed by the Company at the time of the Reorganization received stock options under the 2017 Stock Incentive Plan (described below). Such stock options were granted for the same number of shares of common stock as the number of incentive units cancelled, and the stock options were granted on the same vesting terms as the incentive units. All such stock options have an exercise price of $5.90 per share. The Company accounted for the cancellation of the incentive units and the issuance of new awards as a modification of the awards for accounting purposes in the three months ended September 30, 2017. Unrecognized compensation expense related to the original award is being recognized over the remaining service period of the modified award. The incremental fair value of the replacement options, based on the positive difference between the fair value of the modified award and the fair value of the original award immediately before it was modified was not material.

Incentive Unit and Stock Option Valuation

The fair value of each incentive unit award and stock options are estimated using the Black-Scholes option-pricing model. The Company does not have sufficient company-specific historical and implied volatility information and it therefore estimates its expected share volatility based on the historical volatility of a set of publicly traded peer companies. The Company expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded share price. The Company has estimated the expected term of the Company’s incentive units utilizing the “simplified” method for awards that qualify as “plain-vanilla.” The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The assumptions that the Company used in the Black-Scholes option-pricing model to determine the fair value of incentive unit and stock option awards granted to employees and directors were as follows, presented on a weighted average basis:

	Year Ended December 31,
	2017	2016	2015
Risk-free interest rate	2.0%	1.3%	1.5%
Expected term (in years)	6.1	6.3	6.3
Expected volatility	77.1%	76.5%	62.6%
Expected dividend yield	0.0%	0.0%	0.0%

The following table summarizes stock option activity during 2017:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Contractual Term	Aggregate Intrinsic Value
			(in years)	(in thousands)
Outstanding as of December 31, 2016	—	$—	—	$—
Granted	2,012,106	7.24	—	—
Exercised	—	—	—	—
Forfeited	(810)	5.90	—	—
Cancelled	—	—	—	—

Outstanding as of December 31, 2017	2,011,296	$7.24	9.38	$9,074

Outstanding as of December 31, 2017—vested and expected to vest	2,011,296	$7.24	9.38	$9,074

Exercisable at December 31, 2017	357,494	$5.90	9.29	$2,091

The weighted average grant-date fair value of stock options granted during 2017 was $4.72 per share. No stock options were exercised during 2017. The weighted average grant-date fair value of awards granted during the years ended December 31, 2016 and 2015 was $3.40 per unit and $1.03 per unit, respectively.

As of December 31, 2017, total unrecognized compensation cost related to unvested stock option grants was approximately $7.7 million. This amount is expected to be recognized over a weighted average period of approximately 3.4 years.

The Company recorded share-based compensation expense, for both incentive units and stock options in the following expense categories of its consolidated statements of operations and comprehensive loss (in thousands):

	Year Ended December 31,
	2017	2016	2015
Research and development expenses	$371	$66	$13
General and administrative expenses	1,056	114	8

Total	$1,427	$180	$21

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Non-Controlling Interests

Spero Potentiator

In February 2015, the Company’s wholly owned subsidiary, Spero Potentiator, issued 996 shares of its common stock with an aggregate fair value of $1.1 million to Northern in exchange for an exclusive license to develop and commercialize certain licensed compounds and licensed products. The Company recognized research and development expense of $1.1 million upon acquisition of the license and recorded a non-controlling interest in Spero Potentiator in a corresponding amount.

In connection with the acquisition of the license, Northern obtained anti-dilution rights to maintain its 49.9% ownership percentage in Spero Potentiator at no additional cost to Northern in the event that Spero Potentiator completed subsequent equity financings, subject to a maximum amount of such financings. The maximum amount of gross proceeds from equity financings subject to the anti-dilution rights was $5.0 million through the date the Company filed an investigational new drug application (“IND”) related to the licensed technology. Subsequent to the filing of an IND, the maximum amount of gross proceeds from equity financings subject to the anti-dilution rights was $6.5 million.

The Company accounted for the anti-dilution rights as a derivative liability on its consolidated balance sheet (see Note 3). The fair value of the derivative liability associated with the anti-dilution rights upon issuance in February 2015 of $2.4 million was recorded as research and development expenses as it was deemed to represent additional consideration for the license.

In November 2015, Northern was issued an additional 2,736 common shares of Spero Potentiator for no additional cost as a result of the anti-dilution rights. The Company valued these shares at $1.5 million and recorded the amount as an increase in the non-controlling interest and a reduction in the carrying value of the derivative liability. In January and August 2016, Northern was issued an additional 2,160 common shares of Spero Potentiator for no additional cost. The Company valued these shares at $1.0 million and recorded the amount as an increase in the non-controlling interest and a reduction of the derivative liability. At that time, the anti-dilution rights issued to Northern were fully settled as Northern had received the maximum number of shares it was entitled to under the anti-dilution rights (See Note 3).

In June 2017, the Company repurchased all of the shares of Spero Potentiator held by Northern in exchange for a cash payment of $1.0 million and contingent consideration of $0.1 million. As a condition of the repurchase of the shares from Northern, the Company amended the license agreement with Northern such that the Company will be obligated to make milestone payments of up to $7.0 million upon the achievement of specified clinical, commercial and other milestones, including a payment of $2.5 million upon the closing of an IPO, which occurred and was paid in November 2017. As a result of this transaction, during the six months ended June 30, 2017, the Company reclassified the balance of the non-controlling interest of $6.4 million as of the date of the transaction to accumulated deficit as an increase to that account. Additionally, the cash payment of $1.0 million was recorded as an increase to accumulated deficit. The Company will record the contingent payments as research and development expense when it becomes probable that the payments will be due. For periods subsequent to the acquisition, the Company no longer reports a non-controlling interest related to Spero Potentiator.

Spero Europe

In January 2016, the Company entered into an agreement with Promiliad whereby Promiliad granted to Spero Europe certain know-how and a sublicense to research, develop, manufacture and sell certain compounds.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In exchange for the know-how and sublicense, Spero Europe provided Promiliad with a 5% equity ownership interest in Spero Europe, with a fair value of $0.1 million. In addition, Spero Europe agreed to make payments to Promiliad upon the achievement of future regulatory and commercial milestones of $4.1 million and to pay to Promiliad royalties of a mid single-digit percentage on net sales of licensed products under the agreement. Spero had the right to terminate the agreement with thirty days’ notice. The Company recognized research and development expense of $0.1 million upon the acquisition of the license and recorded a non-controlling interest in Spero Europe in a corresponding amount.

In connection with the acquisition of the license, Promiliad obtained anti-dilution rights to maintain their 5% equity ownership in Spero Europe at no additional cost to Promiliad in the event that Spero Europe completed subsequent funding events, subject to a maximum amount of such funding of $5.0 million.

The Company accounted for the anti-dilution rights as a derivative liability on its consolidated balance sheet (see Note 3). The fair value of the derivative liability associated with the anti-dilution rights upon issuance in January 2016 of $0.2 million was recorded as research and development expenses as it was deemed to represent additional consideration for the license.

In May 2017, the Company repurchased all of the shares of Spero Europe from Promiliad in exchange for the return of the license. As a result of the transaction, the Company reclassified the balance of the non-controlling interest in Spero Europe of less than $0.1 million as of the date of the transaction to accumulated deficit as an increase to that account. For periods subsequent to the repurchase, the Company no longer reports a non-controlling interest related to Spero Europe.

Spero Gyrase

In March 2016, the Company entered into an agreement with Aviragen and its affiliates in order to acquire certain intellectual property and know-how related to certain compounds. In connection with the transaction, the Company established Spero Gyrase, a Delaware corporation, and issued to Aviragen 200 common shares of Spero Gyrase with a fair value of $1.1 million, which represented a 20% equity ownership interest in Spero Gyrase. In addition, Spero Gyrase agreed to make future milestone and royalty payments in exchange for the intellectual property. The Company accounted for the acquisition of technology as an asset acquisition because it did not meet the definition of a business. The Company recorded the acquired technology as research and development expense in the consolidated statement of operations and comprehensive loss in the amount of $1.1 million, because the acquired technology had not reached commercial feasibility and had no alternative future use, and recorded a non-controlling interest in Spero Gyrase in a corresponding amount.

In connection with the agreement, Aviragen obtained anti-dilution rights to maintain their 20% equity ownership of Spero Gyrase at no additional cost to Aviragen in the event that Spero Gyrase completed subsequent funding events, subject to a maximum amount of such funding of $8.0 million.

The Company accounted for the anti-dilution rights as a derivative liability on its consolidated balance sheet (see Note 3). The fair value of the derivative liability associated with the anti-dilution rights upon issuance in March 2016 of $1.6 million was recorded as research and development expenses as it was deemed to represent additional consideration for the license.

Spero Cantab

In June 2016, the Company entered into a stock purchase agreement and related agreements (the “Cantab Agreements”) with Pro Bono Bio PLC, a corporation organized under the laws of England, and certain

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of its affiliates, including PBB Distributions Limited (“PBB”), Cantab Anti-Infectives Ltd. (“CAI”) and New Pharma License Holdings Limited (“NPLH”) in order to acquire NPLH and its intellectual property rights and assets relating to the Company’s Potentiator Platform.

Under the Cantab Agreements, CAI agreed to submit a request to NIAID to novate the CAI-held NIAID contract to the Company. The NIAID contract provides for development funding of up to $5.7 million over a base and three option periods. As of December 31, 2017, funding for the base period and the first two option periods totaling $5.1 million had been committed to CAI. Novation of the NIAID contract to the Company was finalized in December 2017. The Company shall pay PBB a percentage of funds received from NIAID up to a maximum of $1.3 million.

Consideration under Cantab Agreements consisted of: (i) 125 shares of Spero Cantab, the Company’s subsidiary, which represented a 12.5% ownership interest in Spero Cantab, and anti-dilution rights (as described below) issued to PBB, with a combined fair value of $1.6 million, (ii) upfront consideration of $0.3 million (to be credited against future payments payable to CAI), (iii) contingent milestone payments due upon the achievement of certain clinical, regulatory and commercial milestones (see Note 13), (iv) royalty payments of low single-digit percentages based on net sales of products from the licensed technology, and (v) a specified portion of funding payments made by NIAID.

The Company accounted for the acquisition of NPLH as an asset acquisition because NPLH did not meet the definition of a business. The Company recognized research and development expense of $1.6 million upon the acquisition of NPLH because the acquired technology had not reached commercial feasibility and had no alternative future use. Upon the issuance of the shares and anti-dilution rights, the Company recorded a non-controlling interest in Spero Cantab of $1.6 million. The $0.3 million payment was recognized as research and development expenses as the services were performed by CAI. The Company records the contingent payments outlined in (iii), (iv) and (v) as research and development expense when it becomes probable that the payments will be due. Novation of the NIAID contract to Spero was finalized in December 2017. Prior to the contract novation, CAI performed research and development services at the Company’s direction and applied for reimbursement from NIAID. The Company paid CAI for such research and development services at an agreed-upon rate which took into consideration costs incurred by CAI, amounts reimbursed to CAI by NIAID and the portion of the NIAID reimbursement the Company paid to CAI.

In connection with the Cantab Agreements, PBB obtained anti-dilution rights to maintain a certain equity ownership, ranging from 5% to 12.5%, of Spero Cantab at no additional cost to PBB in the event that Spero Cantab completed subsequent funding events, subject to maximum amount of such funding of $8.0 million. These anti-dilution rights represent a conditional obligation to issue a variable number of shares but are not freestanding and, therefore, do not require bifurcation for accounting purposes from the 125 shares issued.

In July 2017, the Company repurchased all of the outstanding shares of Spero Cantab owned by PBB in exchange for a cash payment of $0.2 million and an amendment to the licensing agreement to increase the first two contingent milestone payments by a total of $0.1 million. For periods subsequent to the repurchase, the Company no longer reports a non-controlling interest related to Spero Cantab.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of each balance sheet date, non-controlling interests’ balances were as follows (in thousands):

	December 31,
Entity	2017	2016
Spero Potentiator	$—	$(5,470)
Spero Europe	—	(21)
Spero Gyrase	355	380
Spero Cantab	—	1,303

	$355	$(3,808)

10. Income Taxes

Prior to the Reorganization (see Note 1), the Company’s former parent company, Spero Therapeutics, LLC, was treated as a partnership for federal income tax purposes and, therefore, its owners, and not itself, were subject to U.S. federal or state income taxation on the income of Spero Therapeutics, LLC. Prior to the Reorganization, all of Spero Therapeutics, LLC’s directly held subsidiaries (including Spero Therapeutics, Inc.) were treated as corporations for U.S. federal income tax purposes and were subject to taxation in the United States or in other countries. Upon the Reorganization, Spero Therapeutics, Inc. became the parent company for Spero Therapeutics, LLC’s former subsidiaries and these entities continue to be subject to taxation in the United States or in other countries. In each reporting period, the Company’s tax provision includes the effects of consolidating the results of operations of its subsidiaries.

During the years ended December 31, 2017, 2016 and 2015, the Company recorded no income tax benefits for the net operating losses incurred in each year or interim period due to its uncertainty of realizing a benefit from those items.

The domestic and foreign components of loss before income taxes were as follows (in thousands):

	Year Ended December 31,
	2017	2016	2015
Domestic	$(38,706)	$(27,148)	$(12,832)
Foreign	$(1,180)	(5,493)	(321)

Loss before income taxes	$(39,886)	$(32,641)	$(13,153)

A reconciliation of the U.S. federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	Year Ended December 31,
	2017	2016	2015
Federal statutory income tax rate	(34.0)	(34.0)	(34.0)
Federal and state research and development tax credit	(3.3)	(1.7)	(0.9)
State taxes, net of federal benefit	(5.3)	(4.4)	(5.2)
Foreign rate differential	0.1	2.3	0.3
Nondeductible items	(0.1)	4.8	10.2
Effect of US tax reform	23.8	—	—
Increase in deferred tax asset valuation allowance	18.8	33.0	29.6

Effective income tax rate	—	—	—

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Net deferred tax assets as of December 31, 2017 and 2016 consisted of the following (in thousands):

	December 31,
	2017	2016
Net operating loss carryforwards	$21,754	$16,406
Research and development tax credit carryforwards	2,022	697
Other	743	49

Total deferred tax assets	24,519	17,152
Valuation allowance	(24,519)	(17,152)

Net deferred tax assets	$—	$—

As of December 31, 2017, the Company had U.S. federal and state net operating loss carryforwards of $76.4 million and $76.0 million, respectively, which may be available to offset future income tax liabilities and begin to expire in 2033. In addition, as of December 31, 2017, the Company had foreign net operating loss carryforwards of $4.3 million, which may be available to offset future income tax liabilities and do not expire. As of December 31, 2017, the Company also had federal and state research and development tax credit carryforwards of $1.7 million and $0.4 million, respectively, which may be available to offset future income tax liabilities and begin to expire in 2033 and 2028, respectively.

Utilization of the U.S. net operating loss carryforwards and research and development tax credit carryforwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986 and corresponding provisions of state law, due to ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of carryforwards that can be utilized annually to offset future taxable income. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain stockholders or public groups in the stock of a corporation by more than 50% over a three-year period. The Company has not conducted a study to assess whether a change of control has occurred or whether there have been multiple changes of control since inception due to the significant complexity and cost associated with such a study. If the Company has experienced a change of control, as defined by Section 382, at any time since inception, utilization of the net operating loss carryforwards or research and development tax credit carryforwards would be subject to an annual limitation under Section 382, which is determined by first multiplying the value of the Company’s stock at the time of the ownership change by the applicable long-term tax-exempt rate, and then could be subject to additional adjustments, as required. Any limitation may result in expiration of a portion of the net operating loss carryforwards or research and development tax credit carryforwards before utilization. Further, until a study is completed by the Company and any limitation is known, no amounts are being presented as an uncertain tax position.

The Company has evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets. Management has considered the Company’s history of cumulative net losses incurred since inception and its lack of commercialization of any products or generation of any revenue from product sales since inception and has concluded that it is more likely than not that the Company will not realize the benefits of the deferred tax assets. Accordingly, a full valuation allowance has been established against the deferred tax assets as of December 31, 2017 and 2016. Management reevaluates the positive and negative evidence at each reporting period.

Changes in the valuation allowance for deferred tax assets during the years ended December 31, 2017 and 2016 related primarily to the increase in net operating loss carryforwards, capitalized research and

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

development expenses and research and development tax credit carryforwards and were as follows (in thousands):

	December 31,
	2017	2016
Valuation allowance as of beginning of year	$(17,152)	$(6,157)
Decreases recorded as benefit to income tax provision	—	—
Increases recorded to income tax provision	(7,367)	(10,995)

Valuation allowance as of end of year	$(24,519)	$(17,152)

The Company has not recorded any amounts for unrecognized tax benefits as of December 31, 2017 or 2016. The Company’s policy is to record interest and penalties related to income taxes as part of its income tax provision. As of December 31, 2017 and 2016, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts had been recognized in the Company’s statement of operations and comprehensive loss.

Prior to the Reorganization, the Company filed separate U.S. income tax returns return for each of its subsidiaries. As a result of the Reorganization, the Company will file U.S. income tax returns as a U.S. consolidated group. In Massachusetts, the Company files income tax returns as a combined group except for its Massachusetts Securities Corporation subsidiary, which is a separate income tax filing. The statute of limitations for assessment by the Internal Revenue Service and Massachusetts tax authorities remains open for all years since 2013. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service or state authorities to the extent utilized in a future period. No federal or state tax audits are currently in process.

On December 22, 2017, President Trump signed into law the “the Tax Cuts and Jobs Act” ( “TCJA”). The TCJA includes a number of changes to existing tax law, including, among other things, a permanent reduction in the federal corporate income tax rate from a top marginal rate of 34% down to a flat rate of 21%, effective as of January 1, 2018, as well as limitation of the deduction for net operating losses to 80% of annual taxable income and elimination of net operating loss carrybacks, in each case, for losses arising in taxable years beginning after December 31, 2017 (though any such net operating losses may be carried forward indefinitely).

As a result of the TCJA, the Company was required to revalue deferred tax assets and liabilities existing as of December 31, 2017 from the 34% federal rate in effect through the end of 2017, to the new 21%. This revaluation resulted in a reduction to the Company’s deferred tax asset of $9.4 million. This amount was offset by a corresponding reduction in the valuation allowance. There was no impact to the Company’s consolidated statements of operations and comprehensive loss as a result of the reduction in rates. The other provisions of the TCJA did not have a material impact on the Company’s consolidated financial statements. The Company has recognized the provisional tax impacts related to the revaluation of deferred tax assets and liabilities and included these amounts in its consolidated financial statements for the year ended December 31, 2017. While the Company believes these estimates are reasonable, the ultimate impact may differ from these provisional amounts due to further review of the enacted legislation, changes in interpretations and assumptions it has made, and additional accounting and regulatory guidance that may be issued.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Commitments and Contingencies

License Agreements

The Company has entered into license agreements with various parties under which it is obligated to make contingent and non-contingent payments (see Note 13).

Operating Leases

In August 2015, the Company entered into an operating lease agreement for office space that commenced in January 2016 and expires in December 2020. The lease requires annual payments of $0.4 million over the five-year term. The lease provides for a renewal option to extend the lease for an additional five years. Under the terms of the lease, the Company provided a security deposit of $0.2 million to the landlord, which is included in long-term assets in the accompanying consolidated balance sheets. The lease includes annual rent escalations as well as tenant incentives in the amount of $0.7 million, of which $0.3 million is reimbursed to the landlord over the term of the lease.

In July 2016, the Company entered into an agreement to lease laboratory space through November 30, 2019 from a sublessor, which requires annual lease payments of $0.3 million, subject to certain escalations.

On January 17, 2018, the Company entered into an amendment (the “Amendment”) to the lease agreement with respect to its corporate headquarters located at 675 Massachusetts Avenue, Cambridge, Massachusetts. The Amendment makes certain changes to the original Lease Agreement, dated August 24, 2015 (the “Original Lease”), by and between the Company and U.S. REIF Central Plaza Massachusetts, LLC (the “Landlord”), including (i) the addition of approximately 7,800 square feet of office space in the same building (the “Expansion Premises”) and (ii) an extension of the expiration date of the Original Lease to seven years following the delivery date of the Expansion Premises (the “Lease Term”), which is estimated to be December 1, 2018.

Under the Amendment, the Company has two consecutive options to extend the Lease Term for an additional period of five years (the “Option Terms”), subject to certain conditions, upon notice to the Landlord. The Amendment provides for annual base rent for the Expansion Premises of approximately $0.5 million in the first year of the Lease Term, which increases on an annual basis to approximately $0.6 million in the final year of the Lease Term, and annual base rent during the Option Terms to be calculated based on the Landlord’s good faith determination of 100% of the fair market rate for such Option Terms. The Company is also obligated to pay the Landlord certain costs, taxes and operating expenses, subject to certain exclusions.

Rent escalations and tenant incentives for operating leases are included in deferred rent in the consolidated balance sheet, and rent expense is recognized on a straight-line basis over the terms of occupancy.

The following table summarizes the future minimum payments due under the operating leases as of December 31, 2017 (in thousands):

Year Ending December 31,
2018	$820
2019	808
2020	499
2021	—

$2,127

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Rent expense for the years ended December 31, 2017, 2016 and 2015 was $0.8 million, $0.4 million and $0.1 million, respectively.

Indemnification Agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company does not believe that the outcome of any claims under indemnification arrangements will have a material effect on its financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its consolidated financial statements as of December 31, 2017, 2016 or 2015.

Legal Proceedings

The Company is not currently party to any material legal proceedings. At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses as incurred the costs related to such legal proceedings.

12. Government Contracts

U.S. Department of Defense

In September 2016, the Company was awarded a cooperative agreement with the DoD to further develop anti-infective agents to combat Gram-negative bacteria. The agreement is structured as a single, two-year $1.5 million award. The Company is eligible for the full funding from the DoD, and there are no options to be exercised at a later date. The DoD funding supports next-generation potentiator discovery and screening of SPR741 partners. The Company recognizes revenue under this agreement as qualifying expenses are incurred. During the year ended December 31, 2017, the Company recognized $0.7 million of revenue under this agreement, of which $0.1 million was invoiced but unpaid and included in other receivables at December 31, 2017. During the year ended December 31, 2016, $0.3 million of revenue was recognized under this agreement, of which $0.3 million was invoiced but unpaid and included in other receivables at December 31, 2016.

NIAID

In February 2017, the Company was awarded a grant from NIAID to conduct additional preclinical studies of SPR720, the Company’s novel oral bacterial gyrase inhibitor, for the treatment of non-tuberculous mycobacterial infections. The award is structured as a 12-month $0.6 million base period and $0.4 million option period. Through December 31, 2017, only the base period funds had been committed. In February 2018 NIAID exercised the $0.4 million 12-month option period. The Company recognized $0.4 million of revenue in the year ended December 31, 2017 under this agreement, of which less than $0.1 million was invoiced but unpaid and included in other receivables at December 31, 2017.

In June 2016, the Company entered into agreements with Pro Bono Bio PLC (“PBB”), a corporation organized under the laws of England, and certain of its affiliates, including PBB Distributions Limited and

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cantab Anti-Infectives Limited (“CAI”), in order to acquire certain intellectual property and government funding arrangements relating to SPR206. Under these agreements, CAI agreed to submit a request to NIAID to assign the CAI-held NIAID contract to Spero. The NIAID contract provides for development funding of up to $5.7 million over a base period and three option periods. As of December 31, 2017, funding for the base period and the first two option periods totaling $5.1 million have been committed. Novation of the NIAID contract to Spero was finalized in December 2017. Spero shall pay PBB a percentage of funds received from NIAID up to a maximum of $1.3 million.

CARB-X

In April 2017, the Company was awarded a grant from CARB-X, a public-private partnership funded by the Biomedical Advanced Research and Development Authority (“BARDA”) within the U.S. Department of Health and Human Services to be used to screen, identify and complete Phase 1 trials with at least one partner compound for SPR741, the Company’s lead Potentiator compound. The award committed to funding of $1.5 million over a 12-month period. On March 12, 2018, CARB-X committed an additional $0.4 million related to the first option for a period from December 1, 2017 to March 31, 2018. There will be no additional options exercised under the CARB-X award. The Company recognized $0.9 million of revenue in the year ended December 31, 2017 under this agreement, of which $0.7 million was invoiced but unpaid and included in other receivables at December 31, 2017.

13. Collaboration and License Agreements

The Company has certain obligations under license agreements with third parties that include annual maintenance fees and payments that are contingent upon achieving various development, regulatory and commercial milestones. Pursuant to these license agreements, the Company is required to make milestone payments if certain development, regulatory and commercial milestones are achieved, and may have certain additional research funding obligations. Also, pursuant to the terms of each of these license agreements, when and if commercial sales of a product commence, the Company will pay royalties to its licensors on net sales of the respective products.

Roche Collaboration Agreements

In April 2014, the Company and Roche entered into a research and development services and support agreement (“Research and Development Agreement”) and an option agreement (“Option Agreement”), whereby the Company was required to use its best efforts to research and develop a specified asset, while Roche would provide partial funding as well as participate on a joint steering committee for the development of this asset. As part of these agreements, the Company provided Roche with the option to participate in the Company’s next financing subsequent to April 2014 in an amount up to $2.0 million at 90.0% of the per unit price of the related financing (see Note 3). The subsequent financing occurred in June 2015 and, as Roche elected not to exercise its option, the option expired.

As consideration for the agreements, Roche made nonrefundable upfront payments aggregating to $2.0 million in 2014 and paid annual nonrefundable maintenance fees of $1.0 million in 2015. Due to the cooperative nature of the development plans as driven by the joint steering committee and the partial defrayment of development costs, the nonrefundable payments were considered reductions to research and development expense. Upon receipt, the payments the Company received in 2014 and 2015 from Roche were deferred and were recognized as reductions to research and development expense.

In June 2016, the Company provided notification to Roche that it intended to terminate its Research and Development Agreement with Roche based on its rights under the agreement, effective August 2016, resulting in

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

a recognition of the remaining deferred advance research and development payments. There was no termination fee required under the agreement. Related to payments received under the concluded collaboration, the Company recognized reductions of research and development expense of $0.9 million and $1.5 million for the years ended December 31, 2016 and 2015, respectively.

MGH License Agreement

In March 2014, the Company entered into a license agreement with The General Hospital Corporation, doing business as Massachusetts General Hospital, (“MGH”) to obtain an exclusive worldwide license to research, develop, manufacture and sell products based on technology related to inhibitors of bacteria quorum sensing and technology pertaining to the methods for identifying compounds for treating, reducing or preventing pathogenic infections.

Upon signing of the license agreement, the Company issued to MGH 24,681 common units. The Company also agreed to reimburse MGH for all patent costs related to the exclusive patent for the duration of the agreement. In November 2016, the Company terminated its license agreement with MGH. There were no termination payments required.

Ascenion License Agreement

In September 2014, the Company entered into a license agreement with Ascenion GmbH (formerly known as Helmholtz Zentrum fur Infektionsforschung GmbH) to obtain an exclusive worldwide license to research, develop, manufacture and sell products based on Ascenion’s PqsR modulator technology. Upon signing of the license agreement, the Company issued to Ascenion 9,625 common units. In November 2016, the Company terminated its license agreement with Ascenion. There were no termination payments required.

Aviragen Agreement

Under the Company’s agreement with Aviragen (see Note 9) for certain intellectual property and know-how relating to developing a gyrase inhibitor to develop therapies for Gram-negative infections, the Company is obligated to make milestone payments of up to an aggregate of $12.0 million upon the achievement of specified clinical, regulatory and commercial milestones and to pay royalties of low single-digit percentages based on net sales of products the Company acquired under the agreement.

Cantab License Agreement

Under the Cantab Agreements (see Note 9), the Company is obligated to make milestone payments of up to $5.8 million upon the achievement of specified clinical and regulatory milestones and a payment of £5.0 million ($6.7 million and $6.2 million as of December 31, 2017 and 2016, respectively)) upon the achievement of a specified commercial milestone. In addition, the Company has agreed to pay to PBB royalties, on a product-by-product and country-by-country basis, of a low single-digit percentage based on net sales of products licensed under the agreement.

The Cantab Agreements continue indefinitely, with royalty payment obligations thereunder continuing on a product-by-product and country-by-country basis until the later of ten years after the first commercial sale of such product in such country or the expiration in such country of the last to expire valid claim of any of the applicable patents.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Vertex License Agreement

In May 2016, the Company entered into an agreement with Vertex Pharmaceuticals Incorporated (“Vertex”) whereby Vertex granted the Company certain know-how and a sublicense to research, develop, manufacture and sell products for a proprietary compound, as well as a transfer of materials. In exchange for the know-how, sublicense and materials, Spero paid Vertex an upfront, one-time, nonrefundable, non-creditable fee of $0.5 million, which was recognized as research and development expense. As part of the agreement, the Company is obligated to make future milestone payments of up to $81.1 million upon the achievement of specified clinical, regulatory and commercial milestones and to pay Vertex tiered royalties, on a product-by-product and country-by-country basis, of a mid single-digit to low double-digit percentage based on net sales of products licensed under the agreement.

The agreement continues in effect until the expiration of all payment obligations thereunder, with royalty payment obligations continuing on a product-by-product and country-by-country basis until the later of ten years after the first commercial sale of such product in such country or the date of expiration in such country of the last to expire applicable patent. Further, Vertex has the right to terminate the agreement if provided with notification from the Company of intent to cease all development or if no material development or commercialization efforts occur for one year.

Meiji License Agreement

In June 2017, the Company entered into agreements with Meiji Seika Pharma Co. Ltd. (“Meiji”), a Japanese corporation, whereby Meiji granted to the Company certain know-how and a license to research, develop, manufacture and sell products for a proprietary compound in the licensed territory. In exchange for the know-how and license, the Company paid Meiji an upfront, one-time, nonrefundable, non-creditable fee of $0.6 million, which was recognized as research and development expense. As part of the agreement, the Company is obligated to make milestone payments of up to $3.0 million upon the achievement of specified clinical and regulatory milestones, to pay royalties, on a product-by-product and country-by-country basis, of a low single-digit percentage based on net sales of products licensed under the agreement and to pay Meiji a low double-digit percentage of any sublicense fees received by the Company up to $7.5 million. In October 2017, the Company paid a $1.0 million milestone payment to Meiji upon the enrollment of the first patient in the Company’s Phase 1 clinical trial of SPR994. The payment was recorded as research and development expense in the statement of operations and comprehensive loss for the year ended December 31, 2017.

The agreement continues in effect until the expiration of all payment obligations thereunder (including royalty payments and licensee revenue) on a product-by-product and country-by-country basis, unless earlier terminated by the parties. Pursuant to the terms of the agreement, in addition to each party’s right to terminate the agreement upon the other party’s material breach (if not cured within a specified period after receipt of notice) or insolvency, the Company also has unilateral termination rights (i) in the event that the Company abandons the development and commercialization of SPR994 for efficacy, safety, legal or business factors, and (ii) under certain circumstances arising out of the head license with a global pharmaceutical company.

Northern License Agreement

In June 2017, in connection with the repurchase of all of the outstanding shares of Spero Potentiator (see Note 9), the Company amended its license agreement with Northern such that the Company agreed to pay Northern up to $7.0 million upon the achievement of specified clinical, regulatory and other milestones, including a total payment of $2.5 million upon the closing of an initial public offering. In addition, under an

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

exchange agreement the Company entered into with Northern, the Company is obligated to make a payment to Northern of $0.1 million upon the closing of an initial public offering. The agreement has a perpetual term and no express termination rights. Upon the closing of the Company’s IPO in November 2017, the Company paid $2.6 million to Northern in connection with both the license and exchange agreements. This payment was recorded as research and development expense in the Company’s statement of operations and comprehensive loss for the year ended December 31, 2017.

14. Australia Research and Development Tax Incentive

The Australian government has established a research and development tax incentive to encourage industry investment in research and development, which is available to companies incorporated under Australian law that have core research and development activities. In September 2016, the Company established Spero Potentiator Australia Pty Limited to carry out certain research and development activities. As this subsidiary meets the eligibility requirements of the Australian tax law, it is eligible to receive a 43.5% tax incentive for qualified research and development activities. For the years ended December 31, 2017 and 2016, $1.8 million and $0.1 million, respectively, was recorded as a reduction to research and development expenses in the consolidated statements of operations and comprehensive loss associated with this tax incentive, representing 43.5% of the Company’s qualified research and development spending in Australia. The refund is denominated in Australian dollars and, therefore, the receivable is re-measured to U.S. dollars as of each reporting date. As of December 31, 2017 and 2016, the Company’s tax incentive receivables from the Australian government totaled $1.9 million and $0.1 million, respectively.

15. Net Loss per Share

Basic and diluted net loss per share attributable to common stockholders of Spero Therapeutics, Inc. was calculated as follows (in thousands, except share and per share amounts):

	Year Ended December 31,
	2017	2016	2015
Numerator:
Net loss	$(39,886)	$(32,641)	$(13,153)
Less: Net loss attributable to non-controlling interests	(1,143)	(7,150)	(2,999)
Plus: Cumulative dividends on redeemable convertible preferred shares	(6,146)	(3,441)	(932)
Plus: Accretion of bridge units and redeemable convertible preferred shares to redemption value	(1,208)	(996)	(2,341)

Net loss attributable to common stockholders of Spero Therapeutics, Inc.	$(46,097)	$(29,928)	$(13,427)

Denominator:
Weighted average common shares outstanding, basic and diluted	2,586,865	312,169	252,807
Net loss per share attributable to common stockholders of Spero Therapeutics, Inc., basic and diluted	$(17.82)	$(95.87)	$(53.11)

The Company excluded potentially dilutive securities from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders of Spero Therapeutics, Inc. is the same. The Company excluded the following potential common shares,

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect:

	December 31,
	2017	2016	2015
Options to purchase common stock	2,011,296	—	—
Redeemable convertible preferred shares (as converted to common shares)	—	2,229,518	1,257,213
Incentive units	—	413,266	171,758

	2,011,296	2,642,784	1,428,971

16. Retirement Plan

The Company has a defined-contribution plan under Section 401(k) of the Internal Revenue Code (the “401(k) Plan”). The 401(k) Plan covers all employees who meet defined minimum age and service requirements, and allows participants to defer a portion of their annual compensation on a pre-tax basis. As currently established, the Company is not required to make and to date has not made any contributions to the 401(k) Plan. The Company did not make any matching contributions during the years ended December 31, 2017, 2016 and 2015.

17. Quarterly Financial Data (unaudited)

	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017
Grant revenue	$140	$249	$597	$993
Operating expenses	7,739	10,414	10,563	14,993
Net loss and comprehensive loss	(6,411)	(9,763)	(9,844)	(13,868)
Net loss attributable to Spero Therapeutics, Inc.	(5,876)	(9,169)	(9,836)	(13,862)
Net loss attributable to common shareholders of Spero Therapeutics, Inc.	(7,130)	(12,121)	(12,076)	(14,770)
Net loss per share attributable to common shareholders per share, basic and diluted	$(21.60)	$(36.21)	$(36.02)	$(1.59)
Weighted average shares outstanding, basic and diluted:	330,075	334,788	335,285	9,273,783

	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016
Grant Revenue	$—	$—	$—	$335
Operating expenses	8,417	8,080	7,914	9,145
Net loss and comprehensive loss	(8,430)	(8,096)	(7,918)	(8,197)
Net loss attributable to Spero Therapeutics, Inc.	(5,905)	(6,059)	(6,316)	(7,211)
Net loss attributable to common shareholders of Spero Therapeutics, Inc.	(6,257)	(7,928)	(7,410)	(8,333)
Net loss per share attributable to common shareholders per share, basic and diluted	$(21.51)	$(25.30)	$(23.23)	$(25.68)
Weighted average shares outstanding, basic and diluted:	290,884	313,414	318,948	324,521

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. Subsequent Events

On January 17, 2018, the Company entered into an amendment to the lease agreement with respect to its corporate headquarters located at 675 Massachusetts Avenue, Cambridge, Massachusetts. The Amendment makes certain changes to the original lease, by and between the Company and U.S. REIF Central Plaza Massachusetts, LLC (the “Landlord”), including (i) the addition of approximately 7,800 square feet of office space in the same building (the “Expansion Premises”) and (ii) an extension of the expiration date of the Original Lease to seven years following the delivery date of the Expansion Premises (the “Lease Term”), which is estimated to be December 1, 2018.

Under the Amendment, the Company has two consecutive options to extend the Lease Term for an additional period of five years (the “Option Terms”), subject to certain conditions, upon notice to the Landlord. The Amendment provides for annual base rent for the Expansion Premises of approximately $0.5 million in the first year of the Lease Term, which increases on an annual basis to approximately $0.6 million in the final year of the Lease Term, and annual base rent during the Option Terms to be calculated based on the Landlord’s good faith determination of 100% of the fair market rate for such Option Terms. The Company is also obligated to pay the Landlord certain costs, taxes and operating expenses, subject to certain exclusions.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

(Unaudited)

	March 31, 2018	December 31, 2017
Assets
Current assets:
Cash and cash equivalents	$52,552	$87,288
Marketable securities	22,841	—
Other receivables	1,219	1,011
Tax incentive receivable, current	1,902	1,932
Prepaid expenses and other current assets	1,224	1,828

Total current assets	79,738	92,059
Tax incentive receivable	45	—
Property and equipment, net	1,070	1,164
Deposits	206	206
Restricted cash	—	50

Total assets	$81,059	$93,479

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$982	$3,470
Accrued expenses and other current liabilities	4,484	4,321
Derivative liabilities	223	223
Deferred rent	145	143

Total current liabilities	5,834	8,157
Deferred rent, net of current portion	327	365

Total liabilities	6,161	8,522
Commitments and contingencies (Note 7)
Stockholders’ equity:
Preferred stock, $0.001 par value; 10,000,000 shares authorized as of March 31, 2018 and December 31, 2017	—	—
Common stock, $0.001 par value; 60,000,000 shares authorized as of March 31, 2018 and December 31, 2017; 14,369,182 shares issued and outstanding as of March 31, 2018 and December 31, 2017	14	14
Additional paid-in capital	182,042	181,428
Accumulated deficit	(107,484)	(96,840)
Accumulated other comprehensive loss	(29)	—

Total Spero Therapeutics, Inc. stockholders’ equity	74,543	84,602
Non-controlling interests	355	355

Total stockholders’ equity	74,898	84,957

Total liabilities and stockholders’ equity	$81,059	$93,479

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share data)

(Unaudited)

	Three Months Ended March 31,
	2018	2017
Grant revenue	$1,153	$140

Operating expenses:
Research and development	8,925	5,999
General and administrative	3,044	1,740

Total operating expenses	11,969	7,739

Loss from operations	(10,816)	(7,599)
Other income (expense):
Change in fair value of derivative liabilities	—	1,199
Interest income and other income (expense), net	172	(11)

Total other income (expense), net	172	1,188

Net loss	(10,644)	(6,411)
Less: Net loss attributable to non-controlling interest	—	(535)

Net loss attributable to Spero Therapeutics, Inc.	(10,644)	(5,876)
Cumulative dividends on redeemable convertible preferred shares	—	(1,236)
Accretion of redeemable bridge units and redeemable convertible preferred shares to redemption value	—	(18)

Net loss attributable to common stockholders of Spero Therapeutics, Inc.	$(10,644)	$(7,130)

Net loss per share attributable to common stockholders per share, basic and diluted	$(0.74)	$(21.60)
Weighted average common shares outstanding, basic and diluted:	14,369,182	330,075
Comprehensive loss:
Net loss	(10,644)	(6,411)
Other comprehensive loss:
Unrealized gain (loss) on marketable securities	(29)	—

Total other comprehensive loss	(29)	—

Total comprehensive loss	$(10,673)	$(6,411)

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Three Months Ended March 31,
	2018	2017
Cash flows from operating activities:
Net loss	$(10,644)	$(6,411)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	95	87
Change in fair value of derivative liabilities	—	(1,199)
Share-based compensation	614	62
Unrealized foreign currency transaction (gain) loss	8	—
Accretion of discount on marketable securities	(45)	—
Changes in operating assets and liabilities:
Other receivables	(208)	190
Prepaid expenses and other current assets	604	131
Tax incentive receivables	(45)	(159)
Accounts payable	(2,469)	(82)
Accrued expenses and other current liabilities	165	434
Deferred rent	(36)	(497)
Advance payments from collaborator	—	465

Net cash used in operating activities	(11,961)	(6,979)

Cash flows from investing activities:
Purchases of marketable securities	(22,825)	—

Net cash used in investing activities	(22,825)	—

Cash flows from financing activities:
Proceeds from issuance of Class C preferred units, net of issuance costs	—	43,001

Net cash provided by financing activities	—	43,001

Net increase in cash and cash equivalents	(34,786)	36,022
Cash, cash equivalents and restricted cash at beginning of period	87,338	10,365

Cash, cash equivalents and restricted cash at end of period	$52,552	$46,387

Supplemental disclosure of non-cash investing and financing activities:
Conversion of bridge units into preferred units	$—	$8,500
Settlement of derivative liabilities upon issuance of preferred units	$—	$944
Cumulative dividends on redeemable convertible preferred shares	$—	$1,236
Accretion of redeemable convertible preferred units to redemption value	$—	$18
Accretion of bridge units to redemption value	$—	$576

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Nature of the Business and Basis of Presentation

Spero Therapeutics, Inc., together with its consolidated subsidiaries (the “Company”), is a multi-asset, clinical-stage biopharmaceutical company focused on identifying, developing and commercializing novel treatments for multi-drug resistant (“MDR”) bacterial infections. The Company’s most advanced product candidate, SPR994, is designed to be the first broad-spectrum oral carbapenem-class antibiotic for use in adults to treat MDR Gram-negative infections. Treatment with effective orally administrable antibiotics may prevent hospitalizations for serious infections and enable earlier, more convenient and cost-effective treatment of patients after hospitalization. The Company also has a platform technology known as its Potentiator Platform that it believes will enable it to develop drugs that will expand the spectrum and potency of existing antibiotics, including formerly inactive antibiotics, against Gram-negative bacteria. The Company’s lead product candidates generated from its Potentiator Platform are two intravenous, or IV,-administered agents, SPR741 and SPR206, designed to treat MDR Gram-negative infections in the hospital setting. In addition, the Company is developing SPR720, an oral antibiotic designed for the treatment of pulmonary non-tuberculous mycobacterial infections. The Company believes that its novel product candidates, if successfully developed and approved, would have a meaningful patient impact and significant commercial applications for the treatment of MDR infections in both the community and hospital settings.

The Company was formed as Spero Therapeutics, LLC in December 2013 under the laws of the State of Delaware. On June 30, 2017, through a series of transactions, Spero Therapeutics, LLC merged with and into Spero Therapeutics, Inc. (formerly known as Spero OpCo, Inc.), a Delaware corporation. As part of the transactions, holders of preferred units and common units of Spero Therapeutics, LLC exchanged their units for shares of Spero Therapeutics, Inc. on a one-for-one basis. These transactions are collectively referred to as the Reorganization. Upon completion of the Reorganization, the historical consolidated financial statements of Spero Therapeutics, LLC became the historical consolidated financial statements of Spero Therapeutics, Inc. because the Reorganization was accounted for as a reorganization of entities under common control.

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. Product candidates currently under development will require significant additional research and development efforts, including preclinical and clinical testing and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

On October 20, 2017, the Company effected a one-for-6.0774 reverse stock split of its issued and outstanding shares of common stock and a proportional adjustment to the existing conversion ratios for each series of the Company’s then outstanding Preferred Stock. Accordingly, all share and per share amounts for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this reverse stock split and adjustment of the preferred stock conversion ratios. In addition, all common units and incentive units as well as the conversion ratios of preferred units of Spero Therapeutics, LLC have been presented as if the reverse stock split of the common stock of Spero Therapeutics, Inc. had been applied to such units and ratios of Spero Therapeutics, LLC.

On November 6, 2017, Spero Therapeutics, Inc. completed an initial public offering (“IPO”) of its common stock, and issued and sold 5,500,000 shares of common stock at a public offering price of $14.00 per

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

share, resulting in net proceeds of $71.6 million after deducting underwriting discounts and commissions but before deducting offering costs. On November 14, 2017, Spero Therapeutics, Inc., issued and sold an additional 471,498 shares of its common stock at the IPO price of $14.00 per share pursuant to the underwriters’ partial exercise of their option to purchase additional shares of common stock, resulting in additional net proceeds of $6.1 million after deducting underwriting discounts and commissions. Aggregate net proceeds from the IPO totaled $74.2 million after deducting underwriting discounts, commissions and offering costs.

In accordance with Accounting Standards Update (“ASU”) 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. Since inception, the Company has funded its operations with proceeds from sales of preferred units (including bridge units, which converted into preferred units), payments received in connection with a concluded collaboration agreement and funding from government contracts, and most recently, with proceeds from the IPO completed in November 2017. The Company has incurred recurring losses since inception, including net losses attributable to Spero Therapeutics, Inc. of $10.6 million for the three months ended March 31, 2018, and $38.7 million, $25.5 million and $10.2 million for the years ended December 31, 2017, 2016 and 2015, respectively. In addition, as of March 31, 2018, the Company had an accumulated deficit of $107.5 million. The Company expects to continue to generate operating losses for the foreseeable future. As of the issuance date of the quarterly consolidated financial statements, the Company expects that its cash and cash equivalents, would be sufficient to fund its operating expenses, capital expenditure requirements through at least 12 months from the issuance date of these quarterly consolidated financial statements. However, the future viability of the Company beyond that point is dependent on its ability to raise additional capital to finance its future operations. The Company will seek additional funding through public or private financings, debt financing, collaboration agreements or government grants. The inability to obtain funding, as and when needed, would have a negative impact on the Company’s financial condition and ability to pursue its business strategies. If the Company is unable to obtain funding, the Company could be forced to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects, or the Company may be unable to continue operations. Although management intends to pursue plans to obtain additional funding to finance its operations, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all.

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

The accompanying consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of the Company and its consolidated subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Interim Financial Information

The consolidated balance sheet at December 31, 2017 was derived from audited financial statements, but does not include all disclosures required by GAAP. The accompanying unaudited consolidated financial

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

statements as of March 31, 2018, and for three months ended March 31, 2018 and 2017, have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. These consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended December 31, 2017, included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, on file with SEC. In the opinion of management, all adjustments, consisting only of normal recurring adjustments necessary for a fair statement of the Company’s financial position as of March 31, 2018, and results of operations for the three months ended March 31, 2018 and 2017, and cash flows for the three months ended March 31, 2018 and 2017 have been made. The results of operations for the three months ended March 31, 2018 are not necessarily indicative of the results of operations that may be expected for the year ending December 31, 2018.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, revenue recognition, the accrual for research and development expenses, the valuation of common shares prior to the Company’s completion of its IPO, the valuation of share-based awards and the valuation of derivative liabilities. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates, as there are changes in circumstances, facts and experience. Actual results may differ from those estimates or assumptions.

Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents.

Marketable Securities

Marketable securities consist of investments with original maturities greater than 90 days. The Company considers its investment portfolio of investments to be available-for-sale. Accordingly, these investments are recorded at fair value, which is based on quoted market prices. Investments with maturities beyond one year are generally classified as short term, based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations. Unrealized gains and losses are reported as a component of accumulated other comprehensive income (loss) in stockholders’ equity. Realized gains and losses and declines in value judged to be other than temporary are included as a component of other income (expense), net based on the specific identification method. When determining whether a decline in value is other than temporary, the Company considers various factors, including whether the Company has the intent to sell the security, and whether it is more likely than not that the Company will be required to sell the security prior to recovery of its amortized cost basis.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Fair Value Measurements

Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The Company’s cash equivalents and derivative liabilities are carried at fair value, determined according to the fair value hierarchy described above (see Note 3). The carrying values of the Company’s accounts payable and accrued expenses approximate their fair values due to the short-term nature of these liabilities.

Derivative Liabilities

In connection with certain equity financings, licensing transactions and research collaborations, the Company has identified certain embedded and freestanding derivatives, which are recorded as liabilities on the Company’s consolidated balance sheet and are remeasured to fair value at each reporting date until the derivative is settled. Changes in the fair value of the derivative liabilities are recognized as other income (expense) in the consolidated statement of operations and comprehensive loss.

Net Income (Loss) per Share Attributable to Spero Therapeutics, Inc.

The Company follows the two-class method when computing net income (loss) per share, as the Company has issued shares that meet the definition of participating securities. The two-class method determines net income (loss) per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. Net income (loss) per share attributable to common stockholders is calculated based on net income (loss) attributable to Spero Therapeutics, Inc. and excludes net income (loss) attributable to non-controlling interests.

Basic net income (loss) per share attributable to common stockholders is computed by dividing the net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted net income (loss) attributable to common stockholders is computed by

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

adjusting net income (loss) attributable to common stockholders to reallocate undistributed earnings based on the potential impact of dilutive securities. Diluted net income (loss) per share attributable to common stockholders is computed by dividing the diluted net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period, including potential dilutive common shares assuming the dilutive effect of common stock equivalents.

The Company’s preferred stock contractually entitles the holders of such shares to participate in dividends but does not contractually require the holders of such shares to participate in losses of the Company. Accordingly, in periods in which the Company reports a net loss, such losses are not allocated to such participating securities. In periods in which the Company reports a net loss attributable to common stockholders of Spero Therapeutics, Inc., diluted net loss per share attributable to common stockholders of Spero Therapeutics, Inc. is the same as basic net loss per share attributable to common stockholders of Spero Therapeutics, Inc., since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive. The Company reported a net loss attributable to common stockholders of Spero Therapeutics, Inc. for the three months ended March 31, 2018 and 2017.

Recently Issued and Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which supersedes existing revenue recognition guidance under GAAP. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The standard outlines a five-step process to achieve this principle, and will require companies to use more judgment and make more estimates than under the current guidance. The Company expects that these judgments and estimates will include identifying performance obligations in the customer contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which delays the effective date of ASU 2014-09 such that the standard is effective for public entities for annual periods beginning after December 15, 2017 and for interim periods within those fiscal years. In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (“ASU 2016-08”), which further clarifies the implementation guidance on principal versus agent considerations in ASU 2014-09. In April 2016, the FASB issued ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, clarifying the implementation guidance on identifying performance obligations and licensing. Specifically, the amendments in this update reduce the cost and complexity of identifying promised goods or services and improve the guidance for determining whether promises are separately identifiable. The amendments in this update also provide implementation guidance on determining whether an entity’s promise to grant a license provides a customer with either a right to use the entity’s intellectual property (which is satisfied at a point in time) or a right to access the entity’s intellectual property (which is satisfied over time). In May 2016, the FASB issued ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients (“ASU 2016-12”), which clarifies the objective of the collectability criterion, presentation of taxes collected from customers, non-cash consideration, contract modifications at transition, completed contracts at transition and how guidance in ASU 2014-09 is retrospectively applied. ASU 2016-08, ASU 2016-10 and ASU 2016-12 have the same effective dates and transition requirements as ASU 2014-09. The Company adopted this standard using the modified retrospective approach, however the Company determined

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

that government grant revenue is outside the scope of ASC 606. Therefore, the adoption of ASC 606 did not impact the Company’s financial position, results of operations or cash flows as its only existing revenue source as of March 31, 2018 is government grants.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The guidance is effective for public entities for annual reporting periods beginning after December 15, 2018 and for interim periods within those fiscal years, and early adoption is permitted. The Company is currently evaluating the impact the adoption of ASU 2016-02 will have on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”), to address diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The standard is effective for annual periods beginning after December 15, 2017, including interim periods within those fiscal years. The Company’s adoption of ASU 2016-15 did not have a material impact on the Company’s consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18 Statement of Cash Flows (Topic 230) (“ASU 2016-18”), which requires that amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years and should be applied using a retrospective transition method to each period presented. The adoption of ASU 2016-18 did not have a material impact on the Company’s consolidated financial statements. The inclusion of restricted cash increased the beginning and ending balances of the unaudited condensed consolidated statement of cash flows by $50,000 for the three months ended March 31, 2017.

In January 2017, FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”). The amendments in this update clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill and consolidation. The standard is effective for annual periods beginning after December 15, 2017, including interim periods within those fiscal years. The adoption of ASU 2017-01 did not materially impact the Company’s consolidated financial statements.

In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting (“ASU 2017-09”), which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. The standard is effective for annual periods beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The adoption of ASU 2017-09 did not materially impact the Company’s consolidated financial statements.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480), Derivatives and Hedging (Topic 815) I. Accounting for Certain Financial Instruments with Down Round Features II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception. Part I applies to entities that issue financial instruments such as warrants, convertible debt or convertible preferred stock that contain down-round features. Part II replaces the indefinite deferral for certain mandatorily redeemable non-controlling interests and mandatorily redeemable financial instruments of nonpublic entities contained within ASC Topic 480 with a scope exception and does not impact the accounting for these mandatorily redeemable instruments. ASU 2017-11 is required to be adopted for annual periods beginning after December 15, 2018, including interim periods within those fiscal years. The Company is currently evaluating the impact that the adoption of ASU 2017-11 will have on its consolidated financial statements.

3. Fair Value Measurements and Marketable Securities

The following tables present information about the Company’s assets and liabilities that are measured at fair value on a recurring basis (in thousands):

	Fair Value Measurements at March 31, 2018 Using:
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market funds	$—	$44,083	$—	$44,083
U.S. commercial paper	—	3,996	—	3,996

Total cash equivalents	—	48,079	—	48,079

Marketable securities:
U.S. government securities	—	8,919	—	8,919
U.S. corporate bonds	—	7,976	—	7,976
U.S. commercial paper	—	5,946	—	5,946

Total marketable securities	—	22,841	—	22,841

Total cash equivalents and marketable securities	$—	$70,920	$—	$70,920

Liabilities:
Derivative liabilities:
Anti-dilution rights	$—	$—	$223	$223

Total derivative liabilities	$—	$—	$223	$223

	Fair Value Measurements at December 31, 2017 Using:
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market funds	$—	$83,121	$—	$83,121

	$—	$83,121	$—	$83,121

Liabilities:
Derivative liabilities:
Anti-dilution rights	$—	$—	$223	$223

	$—	$—	$223	$223

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

During the three months ended March 31, 2018 and 2017, there were no transfers between Level 1, Level 2 and Level 3 categories.

Marketable Securities

The Company’s marketable securities are classified as Level 2 assets under the fair value hierarchy as these assets were primarily determined from independent pricing sources, which generally derive security prices from recently reported trades for identical or similar securities.

The following table summarizes the gross unrealized gains and losses of the Company’s marketable securities as of March 31, 2018 (in thousands):

	March 31, 2018
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Assets:
U.S. government securities	$8,925	$—	$(6)	$8,919
U.S. corporate bonds	7,999	—	(23)	7,976
U.S. commercial paper	5,946	—	—	5,946

	$22,870	$—	$(29)	$22,841

As of March 31, 2018, all of the Company’s marketable securities had remaining contractual maturity dates of one year or less from the consolidated balance sheet date. The Company did not own any marketable securities as of December 31, 2017.

Anti-Dilution Rights

In connection with the issuance of non-controlling interests in certain of the Company’s subsidiaries (see Note 7), specifically Spero Potentiator, Inc., Spero Europe, Ltd. and Spero Gyrase, Inc., the Company granted anti-dilution rights to the minority investors. The Company classifies the anti-dilution rights as a derivative liability on its consolidated balance sheet because they are freestanding instruments that represent a conditional obligation to issue a variable number of shares. The Company remeasures the derivative liability associated with the anti-dilution rights to fair value at each reporting date, and recognizes changes in the fair value of the derivative liability as a component of other income (expense) in the consolidated statement of operations and comprehensive loss. The fair value of these derivative liabilities was determined using a discounted cash flow model. As of March 31, 2018 and December 31, 2017, the Company’s fair value of the anti-dilution rights relates only to the anti-dilution rights held by the minority investor in Spero Gyrase, Inc., as detailed below.

Spero Gyrase, Inc.

In March 2016, in connection with the issuance of a non-controlling interest in its subsidiary, Spero Gyrase, Inc. (“Spero Gyrase”), to Biota Pharmaceuticals, Inc. (now Aviragen Therapeutics, Inc.) (“Aviragen”), the Company granted to Aviragen certain anti-dilution rights (see Note 7). The fair value of the derivative liability related to the anti-dilution rights upon issuance in March 2016 was $1.6 million.

The most significant assumption impacting the fair value of the anti-dilution rights was the probability that the Company would fund the maximum amount of investment providing anti-dilution protection. Upon

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

issuance of the rights and through December 31, 2016, the probability of such funding was determined to be 100%. During 2017, the probability of such funding was reduced to 0% due to the Company’s decision to no longer pursue development of the acquired technology. The fair value of the derivative liability decreased accordingly by $1.4 million to $0.2 million by June 30, 2017. As of March 31, 2018 and December 31, 2017, the value of the derivative liability of $0.2 million represents amounts funded to the entity that could be settled by the issuance of equity.

4. Accrued Expenses and Other Current Liabilities

	March 31, 2018	December 31, 2017
Accrued external research and development expenses	$2,567	$1,770
Accrued payroll and related expenses	600	1,369
Accrued professional fees	824	878
Accrued other	493	304

	$4,484	$4,321

5. Redeemable Convertible Preferred Shares

Class C Preferred Unit Financing

In March 2017, the Company issued and sold 24,326,470 Class C preferred units at a price of $1.7749 per unit for proceeds of $43.0 million, net of issuance costs of $0.2 million. The sale of Class C preferred units met the definition of a qualified financing under the 2016 bridge unit agreements.

The Company issued 5,321,112 Class C preferred units upon the conversion of the 2016 bridge units in the amount of $8.5 million, at a conversion price of $1.60 per unit, which represented a discount of 10% to the price per unit paid by other investors in the Class C preferred unit financing. The conversion was accounted for as an extinguishment for accounting purposes. Accordingly, the Company recorded the Class C preferred units issued upon conversion of the 2016 bridge units at their aggregate fair value of $9.4 million and recorded a corresponding adjustment to extinguish the then-current carrying value of the 2016 bridge units of $8.5 million and the then-current fair value of the derivative liability related to the contingent prepayment option associated with the 2016 bridge units of $0.9 million (see Note 3). There was no gain or loss recognized upon the extinguishment.

In July 2017 the Company sold to its Chief Financial Officer 61,880 shares of the Company’s Series C preferred stock at a price of $1.7749 per share, for proceeds of $0.1 million.

Shares of Preferred Stock of Spero Therapeutics, Inc. Issued upon the Reorganization

Prior to the Reorganization, the operating agreement of Spero Therapeutics, LLC, as amended and restated, provided for the issuance of Junior preferred units, Class A preferred units, Class B preferred units and bridge units, but did not specify an authorized number of each for issuance. Subsequent to the Company’s Reorganization on June 30, 2017 (see Note 1), the Company’s amended and restated certificate of incorporation authorized the issuance of 43,297,267 shares of preferred stock, par value $0.001 per share, and holders of outstanding preferred units of Spero Therapeutics, LLC exchanged their units for preferred stock of Spero Therapeutics, Inc. on a one-for-one basis. The rights and preferences of each class of stock were the same both before and after the Reorganization. On October 20, 2017, the Company effected a one-for-6.0774 reverse stock

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

split of its issued and outstanding shares of common stock and a proportional adjustment to the existing conversion rations for each series or the Company’s Preferred Stock. Upon the closing of the Company’s IPO in November 2017, all of the then outstanding convertible preferred shares automatically converted into shares of common stock.

6. Share-Based Compensation

On June 28, 2017, the Company’s stockholders approved the 2017 Stock Incentive Plan (the “2017 Plan”). The 2017 Plan provides for the grant of incentive stock options, nonqualified stock options, stock grants and stock-based awards. The 2017 Plan is administered by the board of directors, or at the discretion of the board of directors, by a committee of the board. The exercise prices, vesting and other restrictions are determined at the discretion of the board of directors, or their committee if so delegated, except that the exercise price per share of stock options may not be less than 100% of the fair market value of the share of common stock on the date of grant and the term of stock option may not be greater than ten years. The number of shares initially reserved for issuance under the 2017 Plan was 1,785,416 shares of common stock. The shares of common stock underlying any awards that are forfeited, cancelled, repurchased or are otherwise terminated by the Company under the 2017 Plan will be added back to the shares of common stock available for issuance under the 2017 Plan.

On October 18, 2017, the Company’s stockholders approved an amendment to the 2017 Plan, which became effective upon the completion of the Company’s IPO, to increase the total number of shares reserved for issuance under the 2017 Plan from 1,785,416 to 2,696,401. Additionally, the number of shares of common stock that may be issued under the 2017 Plan will automatically increase on each January 1, beginning with the fiscal year ending December 31, 2019 and continuing for each fiscal year until, and including, the fiscal year ending December 31, 2027, equal to the lowest of (i) 607,324 shares of common stock, (ii) 4% of the outstanding shares of common stock on such date and (iii) an amount determined by the Company’s board of directors or compensation committee. There were 160,600 options granted during the three months ended March 31, 2018. As of March 31, 2018, there were 2,129,082 options outstanding under the 2017 Plan and 567,319 shares remaining available to be issued under the 2017 Plan.

The Company recorded share-based compensation expense in the following expense categories of its consolidated statements of operations and comprehensive loss (in thousands):

	Three Months Ended March 31,
	2018	2017
Research and development expenses	$250	$23
General and administrative expenses	364	39

Total	$614	$62

7. Non-Controlling Interests

Spero Potentiator

In February 2015, the Company’s wholly owned subsidiary, Spero Potentiator, issued 996 shares of its common stock with an aggregate fair value of $1.1 million to Northern Antibiotics Oy Ltd. (“Northern”) in exchange for an exclusive license to develop and commercialize certain licensed compounds and licensed products.

In connection with the acquisition of the license, Northern obtained anti-dilution rights to maintain its 49.9% ownership percentage in Spero Potentiator at no additional cost to Northern in the event that Spero

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Potentiator completed subsequent equity financings, subject to a maximum amount of such financings. The Company accounted for the anti-dilution rights as a derivative liability on its consolidated balance sheet. The fair value of the derivative liability associated with the anti-dilution rights upon issuance in February 2015 of $2.4 million was recorded as research and development expenses as it was deemed to represent additional consideration for the license.

In November 2015, Northern was issued an additional 2,736 common shares of Spero Potentiator for no additional cost as a result of the anti-dilution rights. The Company valued these shares at $1.5 million and recorded the amount as an increase in the non-controlling interest and a reduction in the carrying value of the derivative liability. In January and August 2016, Northern was issued an additional 2,160 common shares of Spero Potentiator for no additional cost. The Company valued these shares at $1.0 million and recorded the amount as an increase in the non-controlling interest and a reduction of the derivative liability. At that time, the anti-dilution rights issued to Northern were fully settled as Northern had received the maximum number of shares it was entitled to under the anti-dilution rights.

In June 2017, the Company repurchased all of the shares of Spero Potentiator held by Northern in exchange for a cash payment of $1.0 million and contingent consideration of $0.1 million. As a condition of the repurchase of the shares from Northern, the Company amended the license agreement with Northern such that the Company will be obligated to make milestone payments of up to $7.0 million upon the achievement of specified clinical, commercial and other milestones, including a payment of $2.5 million upon the closing of an IPO, which occurred and was paid in November 2017. As a result of this transaction, during the six months ended June 30, 2017, the Company reclassified the balance of the non-controlling interest of $6.4 million as of the date of the transaction to accumulated deficit as an increase to that account. Additionally, the cash payment of $1.0 million was recorded as an increase to accumulated deficit. The Company will record the contingent payments as research and development expense when it becomes probable that the payments will be due. For periods subsequent to the acquisition, the Company no longer reports a non-controlling interest related to Spero Potentiator.

Spero Europe

In January 2016, the Company entered into an agreement with Promiliad Biopharma Inc. (“Promiliad”), whereby Promiliad granted to Spero Europe certain know-how and a sublicense to research, develop, manufacture and sell certain compounds. In exchange for the know-how and sublicense, Spero Europe provided Promiliad with a 5% equity ownership interest in Spero Europe, with a fair value of $0.1 million. In addition, Spero Europe agreed to make payments to Promiliad upon the achievement of future regulatory and commercial milestones of $4.1 million and to pay to Promiliad royalties of a mid single-digit percentage on net sales of licensed products under the agreement. Spero had the right to terminate the agreement with thirty days’ notice. The Company recognized research and development expense of $0.1 million upon the acquisition of the license and recorded a non-controlling interest in Spero Europe in a corresponding amount.

In connection with the acquisition of the license, Promiliad obtained anti-dilution rights to maintain their 5% equity ownership in Spero Europe at no additional cost to Promiliad in the event that Spero Europe completed subsequent funding events, subject to a maximum amount of such funding of $5.0 million.

The Company accounted for the anti-dilution rights as a derivative liability on its consolidated balance sheet. The fair value of the derivative liability associated with the anti-dilution rights upon issuance in January 2016 of $0.2 million was recorded as research and development expenses as it was deemed to represent additional consideration for the license.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

In May 2017, the Company repurchased all of the shares of Spero Europe from Promiliad in exchange for the return of the license. As a result of the transaction, the Company reclassified the balance of the non-controlling interest in Spero Europe of less than $0.1 million as of the date of the transaction to accumulated deficit as an increase to that account. For periods subsequent to the repurchase, the Company no longer reports a non-controlling interest related to Spero Europe.

Spero Gyrase

In March 2016, the Company entered into an agreement with Aviragen and its affiliates in order to acquire certain intellectual property and know-how related to certain compounds. In connection with the transaction, the Company established Spero Gyrase, a Delaware corporation, and issued to Aviragen 200 common shares of Spero Gyrase with a fair value of $1.1 million, which represented a 20% equity ownership interest in Spero Gyrase. In addition, Spero Gyrase agreed to make future milestone and royalty payments in exchange for the intellectual property. The Company accounted for the acquisition of technology as an asset acquisition because it did not meet the definition of a business. The Company recorded the acquired technology as research and development expense in the consolidated statement of operations and comprehensive loss in the amount of $1.1 million, because the acquired technology had not reached commercial feasibility and had no alternative future use, and recorded a non-controlling interest in Spero Gyrase in a corresponding amount.

In connection with the agreement, Aviragen obtained anti-dilution rights to maintain their 20% equity ownership of Spero Gyrase at no additional cost to Aviragen in the event that Spero Gyrase completed subsequent funding events, subject to a maximum amount of such funding of $8.0 million.

The Company accounted for the anti-dilution rights as a derivative liability on its consolidated balance sheet (see Note 3). The fair value of the derivative liability associated with the anti-dilution rights upon issuance in March 2016 of $1.6 million was recorded as research and development expenses as it was deemed to represent additional consideration for the license.

Spero Cantab

In June 2016, the Company entered into a stock purchase agreement and related agreements (the “Cantab Agreements”) with Pro Bono Bio PLC, a corporation organized under the laws of England, and certain of its affiliates, including PBB Distributions Limited (“PBB”), Cantab Anti-Infectives Ltd. (“CAI”) and New Pharma License Holdings Limited (“NPLH”) in order to acquire NPLH and its intellectual property rights and assets relating to the Company’s Potentiator Platform.

Under the Cantab Agreements, CAI agreed to submit a request to NIAID to novate the CAI-held NIAID contract to the Company. The NIAID contract provides for development funding of up to $6.0 million over a base and three option periods. To date, funding for the base period and the first two option periods totaling $5.4 million had been committed to CAI. Novation of the NIAID contract to the Company was finalized in December 2017. The Company shall pay PBB a percentage of funds received from NIAID up to a maximum of $1.3 million.

Consideration under Cantab Agreements consisted of: (i) 125 shares of Spero Cantab, the Company’s subsidiary, which represented a 12.5% ownership interest in Spero Cantab, and anti-dilution rights (as described below) issued to PBB, with a combined fair value of $1.6 million, (ii) upfront consideration of $0.3 million (to be credited against future payments payable to CAI), (iii) contingent milestone payments due upon the achievement

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

of certain clinical, regulatory and commercial milestones (see Note 13), (iv) royalty payments of low single-digit percentages based on net sales of products from the licensed technology, and (v) a specified portion of funding payments made by NIAID.

The Company accounted for the acquisition of NPLH as an asset acquisition because NPLH did not meet the definition of a business. The Company recognized research and development expense of $1.6 million upon the acquisition of NPLH because the acquired technology had not reached commercial feasibility and had no alternative future use. Upon the issuance of the shares and anti-dilution rights, the Company recorded a non-controlling interest in Spero Cantab of $1.6 million. The $0.3 million payment was recognized as research and development expenses as the services were performed by CAI. The Company records the contingent payments outlined in (iii), (iv) and (v) as research and development expense when it becomes probable that the payments will be due. Novation of the NIAID contract to Spero was finalized in December 2017. Prior to the contract novation, CAI performed research and development services at the Company’s direction and applied for reimbursement from NIAID. The Company paid CAI for such research and development services at an agreed-upon rate which took into consideration costs incurred by CAI, amounts reimbursed to CAI by NIAID and the portion of the NIAID reimbursement the Company paid to CAI.

In connection with the Cantab Agreements, PBB obtained anti-dilution rights to maintain a certain equity ownership, ranging from 5% to 12.5%, of Spero Cantab at no additional cost to PBB in the event that Spero Cantab completed subsequent funding events, subject to maximum amount of such funding of $8.0 million. These anti-dilution rights represent a conditional obligation to issue a variable number of shares but are not freestanding and, therefore, do not require bifurcation for accounting purposes from the 125 shares issued.

In July 2017, the Company repurchased all of the outstanding shares of Spero Cantab owned by PBB in exchange for a cash payment of $0.2 million and an amendment to the licensing agreement to increase the first two contingent milestone payments by a total of $0.1 million. For periods subsequent to the repurchase, the Company no longer reports a non-controlling interest related to Spero Cantab.

As of March 31, 2018 and December 31, 2017, the Company’s only remaining non-controlling interest relates to Spero Gyrase, Inc., which totaled $0.4 million.

8. Commitments and Contingencies

License Agreements

The Company has entered into license agreements with various parties under which it is obligated to make contingent and non-contingent payments (see Note 10).

Operating Leases

In August 2015, the Company entered into an operating lease agreement with U.S. REIF Central Plaza Massachusetts, LLC (the “Landlord”) with respect to its corporate headquarters located at 675 Massachusetts Avenue, Cambridge, Massachusetts (the “Original Lease”).The term of the Original Lease commenced in January 2016 and was scheduled to expire in December 2020. The Original Lease required annual payments of $0.4 million over the initial five-year term. The Original Lease provided for a renewal option to extend its term for an additional five years. Under the terms of the Original Lease, the Company provided a security deposit of

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

$0.2 million to the Landlord, which is included in long-term assets in the accompanying consolidated balance sheets. The Original Lease provided for annual rent escalations as well as tenant incentives in the amount of $0.7 million, of which $0.3 million would be reimbursed to the Landlord over the initial term of the Original Lease.

In July 2016, the Company entered into an agreement to lease laboratory space through November 30, 2019 from a sublessor, which requires annual lease payments of $0.3 million, subject to certain escalations.

On January 17, 2018, the Company entered into an amendment (the “Amendment”) to the Original Lease. The Amendment makes certain changes to the Original Lease, including (i) the addition of approximately 7,800 square feet of office space in the same building (the “Expansion Premises”) and (ii) an extension of the expiration date of the Original Lease to seven years following the delivery date of the Expansion Premises (the “Lease Term”), which is estimated to be December 1, 2018.

Under the Amendment, the Company has two consecutive options to extend the Lease Term for an additional period of five years (the “Option Terms”), subject to certain conditions, upon notice to the Landlord. The Amendment provides for annual base rent for the Expansion Premises of approximately $0.5 million in the first year of the Lease Term, which increases on an annual basis to approximately $0.6 million in the final year of the Lease Term, and annual base rent during the Option Terms to be calculated based on the Landlord’s good faith determination of 100% of the fair market rate for such Option Terms. The Company is also obligated to pay the Landlord certain costs, taxes and operating expenses, subject to certain exclusions. The Amendment also includes a provision from the landlord of $0.4 million for leasehold improvements on the Expansion Premises.

Rent escalations and tenant incentives for operating leases are included in deferred rent in the consolidated balance sheet, and rent expense is recognized on a straight-line basis over the terms of occupancy.

The following table summarizes the future minimum payments due under the operating leases as of March 31, 2018 (in thousands):

Years Ending December 31,
2018 (remainder)	$658
2019	1,323
2020	1,016
2021	957
2022	1,076
Thereafter	2,200

$7,230

Rent expense for both the three months ended March 31, 2018 and 2017 was $0.2 million.

Indemnification Agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors that will require the Company, among other things, to indemnify them against certain liabilities

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company does not believe that the outcome of any claims under indemnification arrangements will have a material effect on its financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its consolidated financial statements as of March 31, 2018 or December 31, 2017.

Legal Proceedings

The Company is not currently party to any material legal proceedings. At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses as incurred the costs related to such legal proceedings.

9. Government Contracts

U.S. Department of Defense

In September 2016, the Company was awarded a cooperative agreement with the DoD to further develop anti-infective agents to combat Gram-negative bacteria. The agreement is structured as a single, two-year $1.5 million award. The Company is eligible for the full funding from the DoD, and there are no options to be exercised at a later date. The DoD funding supports next-generation potentiator discovery and screening of SPR741 partners. The Company recognizes revenue under this agreement as qualifying expenses are incurred. The Company recognized $0.1 million of revenue under this agreement during the three months ended March 31, 2018 and 2017.

NIAID

In February 2017, the Company was awarded a grant from NIAID under its Small Business Innovation Research program, to conduct additional preclinical studies of SPR720, the Company’s novel oral bacterial gyrase inhibitor, for the treatment of non-tuberculous mycobacterial infections. The award is structured as a 12-month $0.6 million base period and a $0.4 million option period. Through December 31, 2017, only the base period funds had been committed. In February 2018, NIAID exercised the $0.4 million 12-month option period. The Company recognized $0.5 million of revenue under this agreement during the three months ended March 31, 2018.

In June 2016, the Company entered into agreements with Pro Bono Bio PLC (“PBB”), a corporation organized under the laws of England, and certain of its affiliates, including PBB Distributions Limited and Cantab Anti-Infectives Limited (“CAI”), in order to acquire certain intellectual property and government funding arrangements relating to SPR206 (see Note 10). Under these agreements, CAI agreed to submit a request to NIAID to assign the CAI-held NIAID contract to Spero, which was finalized in December 2017. The NIAID contract provides for total development funding of up to $6.0 million, including a base period and three option periods. To date, funding for the base period and the first two option periods totaling $5.4 million have been committed. Spero shall pay PBB a percentage of funds received from NIAID up to a maximum of $1.3 million, of which $0.3 million was paid upfront to PBB as part of this agreement. During the three months ended March 31, 2018, we recorded approximately $0.1 million in amounts payable to PBB under this agreement.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

CARB-X

In April 2017, the Company was awarded a grant from CARB-X, a public-private partnership funded by the Biomedical Advanced Research and Development Authority (“BARDA”) within the U.S. Department of Health and Human Services to be used to screen, identify and complete Phase 1 trials with at least one partner compound for SPR741, the Company’s lead Potentiator compound. The award committed to funding of $1.5 million over a 12-month period. On March 12, 2018, CARB-X committed an additional $0.4 million related to the first option for a period from December 1, 2017 to March 31, 2018. There will be no additional options exercised under the CARB-X award. The Company recognized $0.5 million of revenue in the three months ended March 31, 2018 under this agreement.

10. Collaboration and License Agreements

The Company has certain obligations under license agreements with third parties that include annual maintenance fees and payments that are contingent upon achieving various development, regulatory and commercial milestones. Pursuant to these license agreements, the Company is required to make milestone payments if certain development, regulatory and commercial milestones are achieved, and may have certain additional research funding obligations. Also, pursuant to the terms of each of these license agreements, when and if commercial sales of a product commence, the Company will pay royalties to its licensors on net sales of the respective products.

Aviragen Agreement

Under the Company’s agreement with Aviragen (see Note 7) for certain intellectual property and know-how relating to developing a gyrase inhibitor to develop therapies for Gram-negative infections, the Company is obligated to make milestone payments of up to an aggregate of $12.0 million upon the achievement of specified clinical, regulatory and commercial milestones and to pay royalties of low single-digit percentages based on net sales of products the Company acquired under the agreement.

Cantab License Agreement

Under the Cantab Agreements (see Note 7), the Company is obligated to make milestone payments of up to $5.8 million upon the achievement of specified clinical and regulatory milestones and a payment of £5.0 million ($7.0 million and $6.7 million as of March 31, 2018 and December 31, 2017, respectively) upon the achievement of a specified commercial milestone. In addition, the Company has agreed to pay to PBB royalties, on a product-by-product and country-by-country basis, of a low single-digit percentage based on net sales of products licensed under the agreement.

The Cantab Agreements continue indefinitely, with royalty payment obligations thereunder continuing on a product-by-product and country-by-country basis until the later of ten years after the first commercial sale of such product in such country or the expiration in such country of the last to expire valid claim of any of the applicable patents.

Vertex License Agreement

In May 2016, the Company entered into an agreement with Vertex Pharmaceuticals Incorporated (“Vertex”) whereby Vertex granted the Company certain know-how and a sublicense to research, develop,

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

manufacture and sell products for a proprietary compound, as well as a transfer of materials. In exchange for the know-how, sublicense and materials, Spero paid Vertex an upfront, one-time, nonrefundable, non-creditable fee of $0.5 million, which was recognized as research and development expense. As part of the agreement, the Company is obligated to make future milestone payments of up to $81.1 million upon the achievement of specified clinical, regulatory and commercial milestones and to pay Vertex tiered royalties, on a product-by-product and country-by-country basis, of a mid single-digit to low double-digit percentage based on net sales of products licensed under the agreement.

The agreement continues in effect until the expiration of all payment obligations thereunder, with royalty payment obligations continuing on a product-by-product and country-by-country basis until the later of ten years after the first commercial sale of such product in such country or the date of expiration in such country of the last to expire applicable patent. Further, Vertex has the right to terminate the agreement if provided with notification from the Company of intent to cease all development or if no material development or commercialization efforts occur for one year.

Meiji License Agreement

In June 2017, the Company entered into agreements with Meiji Seika Pharma Co. Ltd. (“Meiji”), a Japanese corporation, whereby Meiji granted to the Company certain know-how and a license to research, develop, manufacture and sell products for a proprietary compound in the licensed territory. In exchange for the know-how and license, the Company paid Meiji an upfront, one-time, nonrefundable, non-creditable fee of $0.6 million, which was recognized as research and development expense. As part of the agreement, the Company is obligated to make milestone payments of up to $3.0 million upon the achievement of specified clinical and regulatory milestones, to pay royalties, on a product-by-product and country-by-country basis, of a low single-digit percentage based on net sales of products licensed under the agreement and to pay Meiji a low double-digit percentage of any sublicense fees received by the Company up to $7.5 million. In October 2017, the Company paid a $1.0 million milestone payment to Meiji upon the enrollment of the first patient in the Company’s Phase 1 clinical trial of SPR994. The payment was recorded as research and development expense in the statement of operations and comprehensive loss for the year ended December 31, 2017.

The agreement continues in effect until the expiration of all payment obligations thereunder (including royalty payments and licensee revenue) on a product-by-product and country-by-country basis, unless earlier terminated by the parties. Pursuant to the terms of the agreement, in addition to each party’s right to terminate the agreement upon the other party’s material breach (if not cured within a specified period after receipt of notice) or insolvency, the Company also has unilateral termination rights (i) in the event that the Company abandons the development and commercialization of SPR994 for efficacy, safety, legal or business factors, and (ii) under certain circumstances arising out of the head license with a global pharmaceutical company.

Northern License Agreement

In June 2017, in connection with the repurchase of all of the outstanding shares of Spero Potentiator (see Note 6), the Company amended its license agreement with Northern such that the Company agreed to pay Northern up to $7.0 million upon the achievement of specified clinical, regulatory and other milestones, including a total payment of $2.5 million upon the closing of an initial public offering. In addition, under an exchange agreement the Company entered into with Northern, the Company is obligated to make a payment to Northern of $0.1 million upon the closing of an initial public offering. The agreement has a perpetual term and no express termination rights. Upon the closing of the Company’s IPO in November 2017, the Company paid

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

$2.6 million to Northern in connection with both the license and exchange agreements. This payment was recorded as research and development expense in the Company’s statement of operations and comprehensive loss for the year ended December 31, 2017.

11. Australia Research and Development Tax Incentive

The Australian government has established a research and development tax incentive to encourage industry investment in research and development, which is available to companies incorporated under Australian law that have core research and development activities. In September 2016, the Company established Spero Potentiator Australia Pty Limited to carry out certain research and development activities. As this subsidiary meets the eligibility requirements of the Australian tax law, it is eligible to receive a 43.5% tax incentive for qualified research and development activities. The Company did not record any reduction to research and development expenses in the consolidated statements of operations and comprehensive loss associated with this tax incentive during the three months ended March 31, 2017. The Company recorded less than $0.1 million as a reduction to research and development expenses in the consolidated statements of operations and comprehensive loss during the three months ended March 31, 2018, associated with this tax incentive, representing 43.5% of the Company’s qualified research and development spending in Australia. The tax incentive refund is denominated in Australian dollars and, therefore, the associated tax incentive receivable is re-measured to U.S. dollars as of each reporting date. The Company’s tax incentive receivables from the Australian government totaled $1.9 million as of March 31, 2018 and December 31, 2017.

12. Net Loss per Share

Basic and diluted net loss per share attributable to common stockholders of Spero Therapeutics, Inc. was calculated as follows (in thousands, except share and per share amounts):

	Three Months Ended March 31,
	2018	2017
Numerator:
Net loss	$(10,644)	$(6,411)
Less: Net loss attributable to non-controlling interests	—	(535)
Plus: Cumulative dividends on redeemable convertible preferred shares	—	(1,236)
Plus: Accretion of bridge units and redeemable convertible preferred shares to redemption value	—	(18)

Net loss attributable to common stockholders of Spero Therapeutics, Inc.	$(10,644)	$(7,130)

Denominator:
Weighted average common shares outstanding, basic and diluted	14,369,182	330,075
Net loss per share attributable to common stockholders of Spero Therapeutics, Inc., basic and diluted	$(0.74)	$(21.60)

The Company excluded potentially dilutive securities from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders of Spero Therapeutics, Inc. is the same. The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPERO THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect:

	Three Months Ended March 31,
	2018	2017
Options to purchase common stock	2,129,082	—
Incentive units	—	422,399

	2,129,082	422,399

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

            Shares

Common Stock

PROSPECTUS

Cowen

Stifel

Cantor

Oppenheimer & Co.

H.C. Wainwright & Co.

                     , 2018

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, paid or payable by the Registrant in connection with the sale of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and The Nasdaq Global Select Market initial listing fee.

Amount
SEC registration fee	$ *
FINRA filing fee	*
Nasdaq Global Select Market listing of additional shares fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accountants’ fees and expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous expenses	*

Total	$ *

*	To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or other adjudicating court shall deem proper.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

Our amended and restated certificate of incorporation that will become effective upon completion of this offering provides that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our amended and restated certificate of incorporation provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

The amended and restated certificate of incorporation further provides that any repeal or modification of such article by our stockholders or amendment to the Delaware General Corporation Law will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification.

Our amended and restated certificate of incorporation provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our amended and restated certificate of incorporation also provides that we will advance expenses to Indemnitees in connection with a legal proceeding, subject to limited exceptions.

In connection with the sale of common stock being registered hereby, we have entered into indemnification agreements with each of our directors and our executive officers. These agreements will provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and the amended and restated certificate of incorporation and amended and restated by-laws.

We also maintain a general liability insurance policy, which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act of 1933, as amended, or the Securities Act:

In January 2014, we issued and sold 1,531,148 bridge units to investors upon the conversion of convertible notes in a total amount of $1,531,148.

In March 2014, we issued 24,681 common units to MGH as consideration in connection with entering into a license agreement with MGH.

In April 2014, we issued an aggregate of 3,438,318 junior preferred units, consisting of (i) 1,500,000 junior preferred units issued and sold at a price per unit of $1.00 for an aggregate purchase price of $1.5 million, and (ii) 1,938,318 junior preferred units issued upon the conversion of the 2014 bridge units.

In September 2014, we issued 9,625 common units to Ascenion, as consideration in connection with entering into a license agreement with Ascenion.

In January 2015, we issued and sold 8,000 bridge units to existing investors at a price per unit of $1,000 for an aggregate purchase price of $8.0 million. Such bridge units were subsequently exchanged for Class A-1 preferred units.

In June 2015, we issued an aggregate of 4,202,278 Class A-1 preferred units, consisting of (i) 2,279,202 Class A-1 preferred units issued to existing investors in exchange for 8,000 bridge units, and (ii) 1,923,076 Class A-1 preferred units issued and sold at a price per unit of $3.90 for an aggregate purchase price of approximately $7.5 million. The Class A-1 preferred units were subsequently reclassified as Class A preferred units.

In February 2016, we issued and sold 5,909,089 Class B-1 preferred units at a price per unit of $4.40, for an aggregate purchase price of approximately $26.0 million. The Class B-1 preferred units were subsequently reclassified as Class B preferred units.

In December 2016, we issued and sold 8,500 bridge units at a price per unit of $1,000 for an aggregate purchase price of approximately $8.5 million. Such bridge units were subsequently converted into Class C preferred units.

In March 2017, we issued an aggregate of 29,647,582 Class C preferred units, consisting of (i) 5,321,112 Class C preferred units in exchange for 8,500 bridge units and (ii) 24,326,470 Class C preferred units at a price per unit of $1.7749 for an aggregate purchase price of approximately $43,177,052.

On June 30, 2017, as part of the Reorganization, each of the capital units of Spero Therapeutics, LLC issued and outstanding prior to the Reorganization was cancelled and converted into and exchanged for one share of Spero Therapeutics, Inc. capital stock of the same class and/or series.

In July 2017, after the consummation of the Reorganization, we sold to Joel Sendek, our Chief Financial Officer, 61,880 shares of our Series C preferred stock, at a purchase price of $1.7749 per share, for an aggregate purchase price of $109,831. Such purchase and sale was made in accordance with the terms of Mr. Sendek’s offer letter. In October 2017, Mr. Sendek transferred his 61,880 shares of Series C preferred stock to a retained annuity trust that he established and of which he is a beneficiary.

Prior to the Reorganization, we had granted a total of 431,375 incentive units to our employees, directors, and consultants, pursuant to the operating agreement of Spero Therapeutics, LLC, as amended, at threshold prices ranging between $1.28 and $5.84 per incentive unit. In connection with the Reorganization, such

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

incentive units were cancelled as they were deemed to be valueless based on a liquidation valuation basis for federal income tax purposes and pursuant to contractual rights under the operating agreement of Spero Therapeutics, LLC. Promptly after the Reorganization, previous holders of incentive units who were still employed by us at the time of the Reorganization received stock options under the 2017 Plan. Such stock options were granted for the same number of shares of our common stock as the number of incentive units cancelled, and the stock options were granted on the same vesting terms and with similar rights and restrictions as the incentive units. Effective on July 6, 2017, we granted stock options to purchase an aggregate of 1,511,770 shares of our common stock. All such stock options have an exercise price of $5.90. Further, on July 17, 2017, we granted to Frank Thomas, a newly appointed member of our board of directors, stock options to purchase 30,515 shares of our common stock, at an exercise price of $5.90 per share.

No underwriters were used in the foregoing transactions, and no discounts or commissions were paid. All sales of securities described above were exempt from the registration requirements of the Securities Act in reliance on Section 4(a)(2) of the Securities Act, Rule 701 promulgated under the Securities Act or Regulation D promulgated under the Securities Act, relating to transactions by an issuer not involving a public offering. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act.

With respect to the foregoing transactions, the common units and incentive units, along with associated threshold prices, of Spero Therapeutics, LLC have been presented as if the reverse stock split of the common stock of Spero Therapeutics, Inc. had been applied to such units and prices.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference herein from Form or Schedule	Filing Date	SEC File / Registration Number

1.1*	Form of Underwriting Agreement

3.1	Amended and Restated Certificate of Incorporation of the Registrant		Form 8-K (Exhibit 3.1)	11/6/2017	001-38266

3.2	Amended and Restated Bylaws of the Registrant		Form 8-K (Exhibit 3.2)	11/6/2017	001-38266

4.1	Form of Common Stock Certificate		Form S-1 (Exhibit 4.1)	10/6/2017	333-220858

4.2	Investors’ Rights Agreement, dated as of June 30, 2017, by and between the Registrant and the other parties thereto		Form S-1 (Exhibit 4.2)	10/6/2017	333-220858

5.1*	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

10.1†	2017 Stock Incentive Plan, as amended		Form 10-Q (Exhibit 10.1)	12/14/2017	333-220858

10.2†	Form of Stock Option Agreement under the 2017 Stock Incentive Plan, as amended		Form 10-Q (Exhibit 10.2)	12/14/2017	333-220858

10.3†	Form of Director and Officer Indemnification Agreement.		Form S-1 (Exhibit 10.4)	10/6/2017	333-220858

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference herein from Form or Schedule	Filing Date	SEC File / Registration Number

10.4†	Non-Employee Director Compensation Policy		Form S-1/A (Exhibit 10.20)	10/23/2017	333-220858

10.5†	Employment Agreement, dated October 20, 2017, by and between the Registrant and Ankit Mahadevia, M.D.		Form S-1/A (Exhibit 10.5)	10/23/2017	333-220858

10.6†	Employment Agreement, dated October 20, 2017, by and between the Registrant and Joel Sendek		Form S-1/A (Exhibit 10.6)	10/23/2017	333-220858

10.7†	Employment Agreement, dated October 20, 2017, by and between the Registrant and Thomas Parr Jr., Ph.D.		Form S-1/A (Exhibit 10.7)	10/23/2017	333-220858

10.8†	Employment Agreement, dated October 20, 2017, by and between the Registrant and Cristina Larkin		Form S-1/A (Exhibit 10.8)	10/23/2017	333-220858

10.9†	Employment Agreement, dated December 13, 2017, by and between the Registrant and David Melnick, M.D.		Form 10-K (Exhibit 10.9)	4/2/2018	001-38266

10.10†	Letter Agreement, dated June 24, 2015, by and between the Registrant and John Tomayko, M.D.		Form S-1 (Exhibit 10.9)	10/6/2017	333-220858

10.11†	Termination and Release, dated April 14, 2017, by and between the Registrant and John Tomayko, M.D.		Form S-1 (Exhibit 10.10)	10/6/2017	333-220858

10.12	Lease Agreement, dated August 24, 2015, by and between the Registrant and U.S. REIF Central Plaza Massachusetts, LLC		Form S-1 (Exhibit 10.11)	10/6/2017	333-220858

10.13	First Amendment to Lease Agreement, dated January 17, 2018, by and between the Registrant and U.S. REIF Central Plaza Massachusetts, LLC		Form 8-K (Exhibit 99.1)	1/23/2018	001-38266

10.14	Sublease, dated July 6, 2016, by and between the Registrant and Tetraphase Pharmaceuticals, Inc. with respect to 480 Arsenal Street		Form S-1 (Exhibit 10.12)	10/6/2017	333-220858

10.15#	Stock Purchase Agreement, dated June 6, 2016, by and among Spero Cantab, Inc., the Registrant, Spero Cantab UK Limited, PBB Distributions Limited, New Pharma License Holdings Limited, Cantab Anti-Infectives Ltd and Pro Bono Bio PLC, as amended by Amendment to Stock Purchase Agreement, dated July 18, 2017		Form S-1 (Exhibit 10.13)	10/6/2017	333-220858

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference herein from Form or Schedule	Filing Date	SEC File / Registration Number

10.16#	Assignment and License Agreement, dated May 9, 2016, by and among Spero Trinem, Inc., the Registrant and Vertex Pharmaceuticals Incorporated.		Form S-1/A (Exhibit 10.14)	10/23/2017	333-220858

10.17#	License Agreement, dated June 14, 2017, by and between the Registrant and Meiji Seika Pharma Co., Ltd., as supplemented by Addendum to License Agreement, dated June 14, 2017		Form S-1 (Exhibit 10.15)	10/6/2017	333-220858

10.18#	Amended and Restated License Agreement, dated June 28, 2017, by and between Spero Potentiator, Inc. and Northern Antibiotics Oy (Ltd.)		Form S-1/A (Exhibit 10.16)	10/23/2017	333-220858

10.19	Form of Proprietary Information and Inventions Assignment Agreement		Form S-1/A (Exhibit 10.17)	10/23/2017	333-220858

21.1	Subsidiaries of the Registrant		Form 10-K (Exhibit 21.1)	4/2/2018	001-38266

23.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm

23.2*	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

*	To be filed by amendment.

†	Management contract or compensatory plan.

#	Confidential treatment received as to portions of the exhibit. Confidential materials omitted and filed separately with the SEC.

(b) Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or notes.

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(a)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by Spero Therapeutics, Inc.

Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Cambridge, Massachusetts, on this day of                    , 2018.

SPERO THERAPEUTICS, INC.

By:
Ankit Mahadevia, M.D.
Chief Executive Officer and President

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned directors and officers of Spero Therapeutics, Inc., hereby severally constitute and appoint Ankit Mahadevia, M.D. and Joel Sendek, and each of them singly, our true and lawful attorneys, with full power to them, and to each of them singly, to sign for us and in our names in the capacities indicated below, the registration statement on Form S-1 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of Spero Therapeutics, Inc., and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of us might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Ankit Mahadevia, M.D.	Chief Executive Officer and President and Director (Principal Executive Officer)	, 2018

Joel Sendek	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	, 2018

Casper Breum	Director	, 2018

Milind Deshpande, Ph.D.	Director	, 2018

Jean-François Formela, M.D.	Director	, 2018

David Southwell	Director	, 2018

Frank E. Thomas	Director	, 2018

Patrick Vink, M.D.	Director	, 2018